Form 20-F
period 2002-06-30
TRIVALENCE MINING CORP
filed 2002-12-31
CIK 1071172

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2002

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number: 029908

TRIVALENCE MINING CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 502, 815 Hornby Street
Vancouver, British Columbia, Canada  V6Z 2E6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

 Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of the close of the period covered by the annual report.

17,290,984 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 |X|	Item 18


TABLE OF CONTENTS

Item No.

                       Heading

     Page

Item

1

Identity of Directors, Senior Management and Advisors

 6

Item

2

Offer Statistics and Expected Timetable

 6

Item

3

Key Information

 6

Item

4

Information on Trivalence

14

Item

5

Operating and Financial Review and Prospects

27

Item

6

Directors, Senior Management and Employees

35

Item

7

Major Shareholders and Related Party Transactions

39

Item

8

Financial Information

42

Item

9

The Offer and Listing

43

Item

10

Additional Information

45

Item

11

Quantitative and Qualitative Disclosures About Market Risk

55

Item

12

Description of Securities Other than Equity Securities

56

Item

13

Defaults, Dividend Arrears and Delinquences

56

Item

14

Material Modifications to the Rights of Security Holders

56

and Use of Proceeds

Item

15

Defaults Upon Senior Securities

56

Item

16

Changes in Securities, Changes in Security for Registered

Securities and Use of Proceeds

56

Item

17

Financial Statements

57

Item

18

Financial Statements

57

Item

19

Exhibits

57


FORWARD LOOKING STATEMENT

This Annual Report includes "Forward Looking Statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objective, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", estimates" or intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or bee achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, in this Annual Report, in the sections, among others, entitled "Operating and Financial Review and Prospects," and "Business Overview."  Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  See "Risk Factors."  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

MEASUREMENT CONVERSION INFORMATION

In this Annual Report, metric measures are used with respect to mineral properties described herein.  For ease of reference, the following conversion factors are provided:

1 mile

= 1.609 kilometers

                                                       2,204 pounds

                                                                        = 1 tonne

1 yard

= 0.9144 meter

                                                                        2,000 pounds/1 short ton

                                                                            = 0.907 tonnes

1 acre

= 0.405 hectare

                                          1 troy ounce

                                              =34.2857 grams

1 U.S. gallon

= 3.785 litres

                                                             1 Imperial gallon

                                                                = 4.546 litres


GLOSSARY OF TECHNICAL TERMS

airborne magnetic/

                                                A survey made from the air for the purpose of recording the magnetic aero magnetic survey

characteristics of rocks on and below the surface of the earth.

bedrock

A general term for the rock, usually solid, that underlies soil or other unconsolidated, superficial material.

bulk sample

A particularly large, and hence more representative, sample.

carat (ct)

A unit of weight for diamonds, equivalent to 0.2 of a gram (0.007054 of an ounce).

Dense Media Separation

Heavy medium separation, also known as dense media separation, is used for the upgrading or preconcentration of minerals, where a significant difference in density exists between the gangue minerals and the desired materials.

diamond

A cubic variety of crystalline carbon, which may be of gem quality.

diamondiferous

Rock or alluvial material containing or yielding diamonds.

diatreme

A breccia-filled volcanic pipe that was formed by a gaseous explosion.

dyke

A tabular body of igneous rock that cuts across the structure of adjacent rocks.

fluvial

Of, or pertaining to, rivers; produced by river action.

gem

A diamond free of flaws, as far as can be determined by a trained observer with the aid of a 10-power magnifying glass, and having a color and other characteristics that do not deleteriously affect its value for use as a faceted ornamental (gem) diamond.

gem quality

Possessing the qualifications of a gem.

indicator minerals

In connection with kimberlite exploration, indicator minerals include: pyrope garnet, picroilmenite (also called magnesian ilmenite), chrome-diopside, chromite, and diamond.

kimberlite/

Olivine lamproite

Uneven-grained, ultramafic rock in which the visible minerals may include olivine, phlogeopite, pyrope garnet, picroilmenite and chrome/diopside, which are cemented by a groundmass that may include serpentine, calcite, and chromite.  Kimberlite and olivine lamproite are the only known types of intrusive rock (primary source rocks) that may carry diamonds from the depths of the earth to the surface and may form primary diamond deposits.  The principal distinction between kimberlite and olivine lamproite is based on geochemical grounds.

microdiamond

Natural diamonds of a size less than 0.4 millimeters (0.015748 inches).  Although these diamonds do not have monetary value, they are significant in that their presence indicates the possible occurrence of larger diamonds.


overburden

Barren rock material, either loose or consolidated, overlying a mineral deposit, which must be removed prior to mining.

percussion drill

These are based on having a slowly rotating rock chisel hitting the rock face, with the cuttings (chips) being variously removed.  The method of application of force to the chisel allows a classification of these drills.

pipe

A common term for a vertical cylindrical or column-like mass of rock that cooled and solidified in the neck of a volcano.

resource(s)

Mineralization to which conceptual tonnage and grade figures have been assigned, but to which mining feasibility criteria have not been applied.

rotary pan

Machine designed to separate heavy and light materials broken rock fragments mantling the slope below a cliff or rock mass.

scrubber

Rotating barrel which causes relatively soft material to fragment.

stripping ratio

Ratio expressed as tonnes of waste to tonnes of ore needed to extract an open pit orebody; the number of tonnes needed to remove to get at the ore.

trenching

Surface excavation designed to sample bedrock potentially mineralized material.

trend

A general term for the direction or bearing of the outcrop of geological feature of any dimension such as a vein or ore body.

waste stripping

Removal of barren material prior to reaching the orebody.

x-ray separator

A diamond recovery system used to separate diamonds from concentrate.  In this system, concentrates are fed on to a belt passed through an x-ray beam, which fluoresces the diamonds.  The ejector blows the diamond out of the stream of concentrates into a collecting bin.


ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3     KEY INFORMATION

A.

Selected Financial Information

The following selected consolidated financial data (in Canadian dollars) for the years ended June 30, 2002, 2001, 2000, 1999, and 1998, are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith.

	Selected Financial Data

	For the Fiscal Year Ended June 30th
Canadian GAAP:	2002	2001	2000	1999	1998

Cash	$949,636	$894,185	$7,592,015	$3,551,587	$669,767
Total Assets	27,430,357	28,680,564	32,655,376	27,595,903	21,523,259
Current Liabilites	13,385,294	3,754,269	2,413,954	2,574,655	2,414,530
Long Term Debt	187,279	7,197,079	7,790,809	8,037,935	1,707,760
Future Income Tax	2,006,000	2,988,000	2,350,000	2,065,000	1,646,000
Non-controlling Interest	931,224	385,022	495,358	135,307	394,374
Share Capital	17,911,673	17,760,994	17,811,681	15,228,547	15,228,547
Share Subscriptions
Equity Components of
Convertible Instruments	1,630,395	1,252,395	1,591,666	1,850,000	300,000
Additional paid in capital	484,330	484,330
Deficit	(9,105,838)	(5,141,525)	201,908	(2,298,541)	(167,953)
Revenue	14,365,155	16,171,148	22,606,384	12,071,947	14,675,396
Administrative Expenses	3,439,432	3,770,023	3,615,688	3,051,648	2,359,652
Income (Loss) For the Period	(3,813,634)	(5,343,433)	2,500,449	(2,130,588)	2,055,105
Basic Earnings (Loss) Per Share	($0.22)	($0.31)	$0.16	($0.14)	$0.13
Fully Diluted Earnings (Loss)
Per Share	($0.22)	($0.31)	$0.13	($0.14)	$0.11

United States GAAP:

Total Assets	$22,149,658	$22,672,949	$27,785,938	$23,026,310	$17,529,511
Future Income Tax	2,058,000	2,934,000	2,478,000	2,150,000	1,646,000
Long Term Debt	189,588	7,353,365	8,616,119	9,479,912	1,731,000
Non-Controlling Interest	-	-	-	-	-
Share Capital	18,326,464	18,175,785	18,226,472	15,901,672	15,901,672
Additional Paid In Capital	803,796	803,796	803,796	303,546	267,409
Other comprehensive income	359,113	(436,387)	62,762	(117,731)	516,716
Deficit	(12,976,084)	(9,911,879)	(4,815,165)	(7,265,744)	(5,394,577)
Revenue	14,365,155	16,171,148	22,606,384	12,071,947	17,447,195
Administrative Expenses	3,439,432	3,770,023		3,087,785	2,828,196
Income (Loss) For the Period	($2,913,526)	(5,096,714)	2,450,579	(1,761,167)	1,360,139
Basic Earnings (Loss) Per Share	($0.17)	($0.30)	$0.15	($0.12)	$0.09
Fully Diluted Earnings (Loss) Per Share	($0.17)	($0.30)	$0.14	($0.12)	$0.09


Neither Trivalence nor its predecessors have declared or paid dividends on its common shares during the last five fiscal periods. Any future decision to declare dividends on Trivalence common shares will be made by the Board of Directors depending upon the financial requirements of Trivalence to finance growth, the financial condition of Trivalence and other factors which the Board of Directors of Trivalence may consider appropriate in the circumstances. Trivalence anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

Exchange Rates

The Company's accounts are maintained in Canadian dollars.  In this Annual Report all dollar amounts are expressed in Canadian dollars except where otherwise indicated.  The Company's business activities are carried out in Guinea and are conducted in United States dollars.

The rate of exchange means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposed by the Federal Reserve Bank of New York.  The average rate means the average of the exchange rates on the last date of each month during a year.

YEAR
	2002(1)	2001	2000	1999	1998

High	2	2	1.5320	1.5475	1.5845
Low	2	1	1.4378	1.4535	1.4075
Average for Period	2	2	1.4789	1.4891	1.4846
End of Period	2	2	1.5320	1.4420	1.5237

MONTH
	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02
High	1.5500	1.5865	1.5933	1.5858	1.5942	1.5902
Low	1.5110	2	1.5520	1.5543	1.5603	1.5530

The exchange rate on November 30, 2002 was 1.5654.

B.

Capitalization and Indebtedness

This item is not applicable.

C.

Reasons for the Offer and Use of Proceeds

This item is not applicable.


D.

Risk Factors

(i)

Exploration and Development Risks

The Company at the Aredor diamond mine in Guinea does not currently possess any proven or probable reserves.  Present and future alluvial mining activities are based on alluvial diamondiferous deposits.  The Company is presently in an advanced stage of exploration without a commercially viable diamondiferous reserve in any of its properties until further exploration and testing in depth is done and a comprehensive evaluation based upon unit cost per carat, quality, size, recoveries and other factors, concludes economic feasibility. The Company's Palmietgat mine in South Africa is exploiting three kimberlites deposits.

Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may also have an adverse effect on mining operations and on the results of operations.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.  Reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

(ii)

Operating Hazards and Risks

Mineral exploration involves operating hazards and risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral reserves including, but not limited to, unusual or unexpected formations, cave-ins, pollution, equipment breakdown, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company has insurance covering its operations, and presently has liability insurance in an amount which it considers adequate; however, the nature of the risks associated with the Company's activities is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.  Of the above operating hazards and risks, the Company has from time to time experienced work stoppages due to equipment break-down and periodic flooding during the rainy season which generally occurs between June and October.

(iii)

Limited Operating History in Guinea

Trivalence has only recently commenced its current exploration and development operations in Guinea.  Although it reported earnings for the year ended June 30, 2000 and the nine months production period ended June 30, 1998, there is no assurance that it will earn revenue, operate profitably or provide a return on investment in the future.  The Company reported a loss of $3,813,634, $5,343,433 and $2,130,588 for the years ended June 30 2002, June 30, 2001, and June 30, 1999, respectively.  The Company had no revenue for the fiscal years ended June 30, 1997. The Company has not declared or paid dividends during the past five years and does not anticipate doing so in the foreseeable future.

(iv)

Inadequate Working Capital and Lack of Cash Flow

The Company may be required to raise further funds in the first half of 2003 for working capital purposes and for the capital requirements of Phase III.  See "Business Overview."  There is no assurance that the Company will be able to obtain the funds required to continue operations on the Concession and to continue its exploration and development of the Concession.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property and may not realize a return on its investment.  The Company may generate additional working capital through equity offerings, borrowings, operation, development, sale or possibly the joint venture development of its properties and/or a combination thereof; there is no assurance that any such funds will be available for operations. Failure to obtain such additional capital, if needed, would have a material adverse effect on the Company's operations.

(v)

Going Concern Qualification to Financial Statements

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.  Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. The Company has a working capital deficit of $6,560,380 at June 30, 2002. Cash resources on hand at June 30, 2002 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required.  The Company has not paid interest due under the terms of debentures securing convertible notes payable.  The non-payment of interest would constitute an event of default, however, the Company has obtained a waiver until January 1, 2003. Principal and interest due under the convertible notes payable at June 30, 2002 in the amount of $10,087,140 is due before June 30, 2003. The Company is also not in compliance with respect to rental payments as disclosed in Note 13 (b). The Company's ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital.  These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

(vi)

Title to Assets

The Aredor Concession derives from a Presidential Decree dated May 8, 1996 granting the "La Convention D'Exploitation Miniere"  (the "Mining Agreement"); however, there is no guarantee that title to the Concession will not be challenged or impugned. In Guinea, all land belongs to the state.  No other entity, aboriginal or otherwise has the right to contest a mining agreement granted by the state.

(vii)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities.  Significant competition exists for the limited number of mineral acquisition opportunities.  As a result of this competition, the Company may be unable to acquire additional diamond properties on terms it considers acceptable.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

(viii)

Fluctuating Mineral Prices

The diamond mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral reserves are developed, a profitable market will exist for the sale of minerals.  Factors beyond the control of the Company may affect the marketability of any minerals discovered; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of diamonds and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.

(ix)

Potential Equity Dilution from Shares Reserved for Future Issuance

The Company had reserved, as of November 30, 2002 14,637,885 Common Shares for issuance upon the exercise of warrants, options and conversion of debt.  Such Common Shares represents a potential equity dilution of approximately 46% based upon the number of outstanding Common Shares at November 30, 2002 of 17,290,984. The issuance of these shares has already received Exchange approval.  Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At November 30, 2002, the Company had 68,071,131 authorized but unissued and unreserved Common Shares.  Issuance of such additional shares may be subject to Exchange regulatory approvals and compliance with applicable securities legislation.

The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition and general working capital requirements which issuance may be subject to Exchange approval. As the Company is listed on the Exchange, the regulatory approval required is that of the Exchange.  When Trivalence enters into an agreement which contemplates the issuance of shares, it is required to make a filing with the Exchange concerning the transaction and obtain Exchange acceptance to the transaction prior to proceeding with it unless the transaction is with an arms-length party, involves the issuance of not more than 100,000 shares and an aggregate value (including the value of the shares being issued) not exceeding $300,000.

Also unless a prospectus is filed and receipted by the British Columbia Securities commission pertaining to an issuance of shares, the Company must rely upon an exemption to the prospectus filing requirements under the Securities Act (British Columbia) prior to issuing shares, or any securities for that matter.

(x)

Lack of Jurisdiction

The Company is a Canadian corporation.  Presently, all of its directors and officers are, residents of Canada, and a significant part of its assets are, or will be, located outside of the United States.  As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of any of the Registrant, such directors or officers under the United States federal securities laws.

(xi)

Diamond Marketing

Until recently diamond marketing throughout the world was largely controlled by the Central Selling Organization ("CSO"), which acted as a producer selling co-operative. The CSO has been replaced by the Diamond Trading Company (DTC) and the Company expects the result will be a greater variability of diamond prices.  The Company markets its own production independently of the CSO.

(xii)

Repatriation of Funds from Foreign Operations

Repatriation of funds (including the remittance of payments in respect of capital) from the Company's or its subsidiaries' foreign operations may be curtailed or restricted pursuant to foreign exchange controls, export controls and other government laws or regulations in countries in which the Company and its subsidiaries conduct operations, which may be imposed in the future.  The Mining Agreement specifically permits the export of the Company's rough diamond production upon the payment of a 10% mining tax on the fair market value of the stones as determined by the Guinea Bureau of National Expertise.  The mining tax on cut diamonds is 5% and the mining tax on gold is 2%.  There are no export controls currently in place in Guinea except for the mining taxes noted above.

(xiii)

Environmental and Other Regulatory Requirements

The Company is in compliance with all applicable environmental rules and regulations.  However, amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent interpretation, implementation or enforcement thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, or decreases in levels of production at producing properties, or require abandonment or delay in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Environmental regulations in Guinea require mining companies to take necessary measures to prevent pollution to the environment, to treat waste, emissions, and effluents, and to preserve the national heritage of forests and water resources.  To date, the Company has not been subject to any fines or penalties for violations of relevant government regulations.

(xiv)

Insurance

The nature of risks the Company faces in the conduct of its business and operations are such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earnings and competitive position in the future and, potentially, its financial position.  The Company maintains a level of insurance that is in line with industry standards.  However, the Company does not carry property insurance on the assets and infrastructure acquired through the Mining Agreement that were abandoned by the previous operators of the Aredor Mine and for which the company is obligated under the terms of the Mining Agreement to pay a monthly rental amount.

(xv)

Illicit Mining

Illicit mining on the Concession has been a significant problem.  Mining equipment and diamonds are  openly traded on local markets.  The mining operation and the plant were temporarily shut down in 1991 because of political unrest and hostilities during attempts by the previous owner to oust the illicit miners prior to the acquisition of the Concession by the Company.

Presently, there exists illegal mining activity on the Concession.  During the 30 months ended June 30, 2002, management estimates that approximately 15% of the indicated resource at December 31, 1999 had been lost to artisinal mining activity despite security measures carried out by mine management. Based on internally generated estimates, management is concerned that the mineral resource may have sustained additional impairment due to economic factors.

(xvi)

Political and Economic Instability

Guinea was granted independence from France in 1958.  It was a republic until 1984 when a military coup overthrew the government.  Elections were held in 1993 at which time the current President of the country was elected President for a five-year term.  The President is the same general who ruled the country from 1984 until the elections in 1993.  In December 1998, the current President was reelected for a second term of seven years in a general multi-party election.  The political stability of Guinea is not certain and any disturbance in the present political climate could affect the Concession in ways not predictable by the Company.  The risks, include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation.  Changes in resource development or investment policies or shifts in political attitude in Guinea may adversely affect the Company's business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, exchange controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  The effect of these factors cannot be accurately predicted. During the previous political regime, the Guinean State carried out several expropriations in the industrial sector of which only that of Mobil Oil Corporation was significant.  Mobil Oil Corporation was indemnified by the Guinean State for the expropriation.  Currently, the Guinean government encourages free enterprise and foreign investment.  Under the present government, there have been no expropriations in the industrial sector.

(xvii)

Ongoing Concession Terms

The Mining Agreement is subject to the Company's meeting ongoing terms and there is no guarantee that the terms can be met.  In particular the Company does not have adequate funds to complete Phase 3.  There is no assurance that cash flow from operations will be sufficient to fund required expenditures on Phase 3.  See "Property, Plant & Equipment."

(xviii)

  Uncertainty of Technology

The Company is using mobile prospecting rotary dual pan plants to ensure that gravel tramming distances are not excessive.  Rotary pan plant operators have stated that the kimberlite material could create clay problems and the alluvial terrace material could have concentration problems caused by the laterite. A magnetic separator could be used to remove some of the magnetic component in the terrance concentrates.  Flat alluvial material could have sedimentary screening problems.  There is also concern on the part of Aredor geologists about water problems in the actual mining of the alluvial flat material.  Processing of the alluvial material is subject to clay problems in the rotary pan plant.  There may be concentration problems caused by laterite in the alluvial terrace material.  There may be screening problems in the flat alluvial material.  There is a risk of poor recovery with respect to the technology being utilized as compared an alternative and more expensive technology such as Dense Media Separator plants.

With a series of smaller mobile pan plants such as the Company is using and plans to use the economies of scale obtained with alternative and more expensive technology such as Dense Media Separator plants are not possible. There is a risk that the projected savings in gravel transport costs using mobile pan plant technology may not be realized.

(xix)

Management & Key Employees

The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

(xx)

Conflict of Interest

The Trivalence Directors serve as Directors of other public companies and to the extent that such other companies may participate in ventures in which the Company may participate, the Directors of the Company will have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, the Directors of the Company are required to act honestly, in good faith and in the best interests of the Company.


ITEM 4

INFORMATION ON TRIVALENCE

A.

History and Development of Trivalence

Trivalence commenced operations in 1987; and, until 1991 it acquired and abandoned a series of natural resource properties. In 1991 it changed its business focus from natural resource exploration and development to the production and marketing of recorded music; in connection therewith, its name changed to Maximusic North American Corporation. During the period from September 1991 to December, 1993 Trivalence was unsuccessful in developing product or revenue from the production of recorded music and thereafter ceased operations.  Trivalence was designated an "inactive company" by the Vancouver Stock Exchange (the "Exchange") according to Exchange Policy 11 on December 7, 1993.  In 1994, Trivalence effected a change in management and completed a reorganization under the Exchange Policy 11. On September 30, 1996 the Exchange removed the designation of "Inactive" status.

A.

Business Overview

The Company is presently engaged in the location, acquisition, exploration and, if warranted, development, of natural resource properties.  The Company has an interest in three properties located in Africa.

A)

Aredor Mine - Guinea, West Africa  The ("Concession") on which it commenced production for reporting purposes on October 1, 1997.  From May 1996 until September 30, 1997, the Company was primarily occupied with the development of the Aredor diamond mine. The Company originally acquired an effective 59.5% interest in Aredor FCMC S.A. ("Aredor FCMC"), which owns a mining concession for diamonds and gold in the Republic of Guinea, West Africa.  The Company's rights to explore and develop this property extend to 2021, including three five-year renewal options.  On February 23, 1998, the Company acquired an additional 25.5% of the Aredor Concession for US$1,200,000 thereby increasing its proven diamond reserves by 43%.  As a result, the Company now owns 85% of the Aredor diamond mine the remaining 15% of Aredor FCMC is owned by the government of the Republic of Guinea.

B)

Palmietgat - South Africa  In 1999, Company acquired a 50% interest in Palmietgat Kimberlite Project, in 2001 Company exercised its option to purchase the remaining 50% from the joint venture partner. Over 3 million tonnes of kimberlite has been identified and the mine commenced commercial production in April 1, 2001.

C)

Kokong - Botswana  In 1999, Company acquired the Kokong Project. This 3,745 square kilometer land package hosts 34 known kimberlites, 14 of which have yielded diamonds. The Company's exploration program is designed to locate an economic kimberlite.

The Company presently employs approximately 500 Guineans, in addition to approximately 35 expatriate employees at Aredor and about 20 employees in the Palmietgat project. The Vancouver head office employs 17 employees.  Contract drilling is minimal and restricted to the Company's kimberlite exploration program.  Other contract work is also minimal.

Until December 2001, Company used to sells most of its diamonds by international tender in Conakry, the capital of the Republic of Guinea.  The sales were supervised by the Bureau of National Expertise and have taken place approximately every two months.  Buyers include representatives from firms in Europe, North America, and the Middle East, among others.  Sales were denominated in US dollars.  Terms of sale were cash before delivery of the diamond parcel purchased. However since January 2003 Company has sold most of its diamond in Antwerp, Belgium, on same terms.

There have not been any bankruptcy, receivership or similar proceedings, trading suspensions or cease trade orders made against the Company by any regulatory authority.

The Company's common shares, no par value (the "Common Shares") are listed for trading on the TSX Venture Exchange under the symbol TMI and under the symbol TMIGF on the OTC Bulletin Board in the United States.

The Company's proposed activities for the fiscal year ending June 30, 2003 are set forth in MINERAL PROPERTIES.

C.

Organizational Structure

Trivalence Mining Corporation, a British Columbia, Canada corporation (the "Registrant" or "Trivalence") was incorporated on September 18, 1984 under the Company Act by registration of its Memorandum and Articles under the name "Pink Jade Ventures Inc."

On January 28, 1987 the Registrant changed its name to "Bullion Range Exploration Corp."  On August 9, 1991 the name was changed to "Maximusic North America Corporation."  On September 18, 1991 the name was changed to "Maximusic North American Corporation."  On March 1, 1995 the name was changed to "Trivalence Mining Corporation."

The executive office and records office is located at #502 - 815 Hornby Street, Vancouver, British Columbia V6Z 2E6.

Trivalence carries on its business through wholly owned and indirectly owned subsidiaries as follows.

1.

Trivalence wholly owns First City Mining Company Limited, ("First City") a private Alberta company incorporated on December 14, 1995 pursuant to the laws of the Province of Alberta under which it is presently governed. First City was granted the Aredor Diamond Mine Concession (the "Concession") by the Republic of Guinea ("Guinea") on March 28, 1996.

2.

First City wholly owns Pioneer Mining Company N.V. ("Pioneer"), which was incorporated on May 2, 1996 pursuant to the laws of the Dutch Antilles under which it is presently governed.  Pioneer owns 84.98% of the issued shares of Aredor FCMC S.A. ("Aredor") and 100% of the Kokong Kimberlite Licenses in Botswana.

3.

Aredor FCMC S.A. ("Aredor") was incorporated on May 28, 1996, pursuant to the laws of Guinea under which it is presently governed to hold the Concession which it received by assignment from First City and to be the operating company to develop the Concession.  To comply with the laws of Guinea, a director of Aredor, Lutfur Rahman Khan owns one share of Aredor, which represents .02% of the shares, which is held in trust for the Company. Lutfur Rahman Khan is also a director of Trivalence Mining Corporation.

4.

Trivalence Mining's Palmietgat Project of South Africa is held through its wholly-owned subsidiaries Anglo-Canadian Mining Corporation and Fraser Mining Corporation which holds a 100% interest in North American Mining Corporation (PTY) Ltd which hold 100% of Palmietgat Project.  Anglo-Canadian Mining Corporation was incorporated on May 12, 1999, pursuant to the laws of British Virgin Islands under which it is presently governed. Fraser Mining Corporation was incorporated on May 12, 1999, pursuant to the laws of British Virgin Islands under which it presently governed.

Intercorporate Relationship:


TRIVALENCE MINING

CORPORATION

|

                                                       ________________________________________________________

                                                    100%                                                                                                      100%

                                                       |                                                                                                               |

                                        FIRST CITY MINING                                                                  ANGLO-CANADIAN MINING

                                            COMPANY LTD.                                                                               CORPORATION

                                                       |                                                                                                                |

                                                    100%                                                                                                       100%

                                                       |                                                                                                                 |

_______________________PIONEER MINING                                                                           FRASER MINING

|                                             COMPANY N.V.                                                                             CORPORATION

|                                                  |                                                                                                                   |
|                                                 85%

                                           100%

|                                                  |                                                                                                                   |

|                                     AREDOR FCMC S.A.

                                                            NORTH AMERICAN MINING

|                                                  |                                                                                              CORPORATION (PTY) LTD

|                                                  |                                                                                                                   |

|                                                  |                                                                                                                   |

KOKONG                          AREDOR                                                                                                PALMIETGAT

KIMERLITE                       PROJECT                                                                                                KIMBERLITE

PROJECT                           GUINEA                                                                                                     PROJECT

BOTSWANA                  WEST ARIFCA                                                                                       SOUTH AFRICA


D.

Property, Plant & Equipment

The Company has interest in three mineral properties located in Africa.

AREDOR DIAMOND MINE, GUINEA (CONCESSION)

Location, Access

The Concession is located 700 km. east of the capital city of Conakry, Guinea.  Access is by road or by aircraft.

Air:  There is a gravel (laterite) airstrip called Gbenko Airfield (1200 metres long) at Aredor.  It was previously serviced by three different carriers but now that radio communications are not available, is serviced occasionally by Guinea Inter Air.  The Gbenko airstrip has fuel tanks (not in use) and a small hanger.  It would be suitable for air resupply directly to the camp and for transport of product.  The capital of Guinea, Conakry has an international airport, serviced by Air France, Brussels Air (Belgium), Air Afrique and other carriers.

Road:  The distance from Conakry to Aredor by road is approximately 725 k. and takes about 14 hours by 4 X 4 vehicle.  The first 525 km from Conakry is paved but the last 200 km has a laterite surface and has been heavily damaged during the recent rainy season(s).  It is passable for light dry season use without major work.  For sustained use, it needs additional grade, ditching, crowning and culverts.  For all season sustained use, it must be paved.  The northern route, which is the 200 km road from Aredor to Kankan would be impassable to heavy transport because of the very rough road conditions.

Property Geology

Within the Aredor lease area, there are four types of diamondiferous deposits:

1)

Alluvial flat deposits

2)

Alluvial terrace deposits

3)

Insitu weathered kimberlite material, and

4)

Primary kimberlite material

The diamondiferous deposits are found predominantly within the alluvial flat material; mainly due to Aredor's focus of exploration.  Some diamond mineralization is contained in alluvial terrace deposits as well as in situ weathered kimberlite material.

Mining Agreement

First City negotiated terms with the Ministry of Mines of Guinea for a 1,212 square km. mining concession, which includes the suspended Aredor diamond mine.  The formal Mining was signed on March 28, 1996 for a maximum duration of twenty-five years.  The Mining Agreement defines and grants an exploitation permit for a term of ten years, which will be automatically renewed if requested for three successive five-year terms.


In May 1996 First City relinquished 100 square kilometres located at the perimeter of the Concession to allow mining to local residents in an effort to control illegal mining on the Concession.  An additional 100 square kilometres was to have been relinquished by March 28, 1997.  Because of ongoing negotiations between local authorities and the Company, the retrocession of the second 100 square kilometers was finalized in April 1999. The illicit mining is one of the reasons the previous owner shut down operations.

The rights granted are limited to gold and diamonds.  The Mining Agreement terms provides for Guinea's retaining a 15% interest at no cost and without further payment and in addition, by law, residents of Guinea have an option to acquire a 10% interest at the fair market value of the share as determined by the directors of Aredor.  The option to acquire 10% of Aredor is exercisable for a 30-day period after the outset of Phase III development of the mine.  The Mining Agreement therefore grants the company an 85% interest in the Concession, which may be reduced to a 75% in the event the 10% option is exercised.

The financial obligations of the Mining Agreement are:

1.

A severance fee of US$1,500,000 payable to Guinea before revenue can be received by Aredor from production. One half, US$750,000, was paid at the formal signing of the Concession Agreement on March 28, 1996. The balance of US$750,000 was paid after the first sale of production in Phase I.

2.

US$6,000,000 according to an engineering and economic appraisal report dated February 1996 to achieve commencement of commercial production upon completion of a Test Phase which was estimated to be about 7 months after start up.  US$1,000,000 was to be spent during the Test Phase and US$5,000,000 was to be spent during Phases I, II and III.  There are no requirements as to how the US$6,000,000 is to be spent.

3.

During the first four years of the Mining Agreement, Aredor must invest US$1,600,000 in an initial regional geological exploration program in addition to the $6,000,000 budget for the mining program.

4.

Taxes:  Fixed fees and surface royalties of a nominal amount not expected to exceed US$5,000, a 10% Mining Tax on the sales value of rough diamonds and 2% of cut diamonds and 5% for gold.  Commencing January 1999 a 35% tax on business profits is payable.  There is also an extraordinary profit tax of 50% payable when the net taxable income/investment ratio exceeds normal break-even point generally accepted by the international mining industry for minerals recognized in the mining industry.  To determine the break-even point all costs and expenses shall be multiplied by a factor of 15.  The portion of such amount not reinvested is taxed at a rate of 50% after deduction of the business tax of 35%.

There are other fees and taxes payable which are to be paid during the test period:  a sum equal to 6% of the salaries paid within and outside Guinea, a contribution for employee training equal to 1.5% of salaries, effective rate tax on vehicles (except field vehicles and machinery), employee source deductions, a withholding deduction at source as a discharge of all other income taxes at a rate of 10% of fees and benefits to non residents of Guinea.

5.

Lease costs of US$100,000 per month to be paid from the date of the sale of the first commercial production corresponding to the processing of 1,600 cubic metres/day by fourteen foot moving pan.  The lease costs are to be funded from production revenues.  However the equipment rental amount has been renegotiated.  Effective June 1, 1998 to May 31, 2001, the Company is obligated under the terms of the Aredor concession agreement to pay US$30,000 per month for the rental of equipment and other assets situated on the concession at the date of the acquisition by the Company.  Thereafter the Company will pay US$40,000 per month during the tenancy of the concession.

6.

Mine Development in three phases as follows:

(i)

First Phase ("Phase I"):  The Company must put into operation a first mobile pan plant for production and the auxiliary equipment with a maximum processing capacity of 1,600m3/day within 6 months of the commissioning of the prospecting mobile wash plant.

(ii)

Second Phase ("Phase II"):  This phase commences at the end of the Phase I during which the Company shall have processed approximately 330,000m3 of ore (corresponding to a period of approximately 6 to 8 months) with the first mobile pan plant for production.  The Company shall commission during this phase a second mobile pan plant for production and auxiliary equipment with a maximum processing capacity of at least 1,600m3/day.

(iii)

Third Phase ("Phase III"):  This phase commences at the end of the second phase during which the Company shall have processed approximately 990,000m3 of ore (corresponding to a period of approximately 14 to 16 months from the beginning of Phase I) with the first and second mobile pan plants for production.  The Company must commission during this phase a third mobile pan plant and auxiliary equipment with a processing capacity of at least 1,600m3/day.

The Concession Agreement has additional requirements:

(a)

A minimum investment during the term of the Mining Agreement of US$8,000,000 which except for the initial capitalization of Aredor in the amount of US$50,000 may be in the form of debt or equity.  This will include the severance fee of US$1,500,000, a budget for geological exploration of US$1,600,000, the budget for the mining operations of US $6,000,000 and incorporation expenses of Aredor.  The Company has expended sufficient sums to satisfy this obligation.

(b)

First City is required to submit to the Guinean Ministry of Mines and Geology, for approval the annual plans and budgets, any material amendments to the plans and budgets, any supplementary work to the annual plans, and provide monthly reports.

(c)

Analysis of core samples must be done in Guinea unless, if justified, analysis is necessary at facilities outside Guinea including large samples intended for metallurgical studies.  The analysis results must be communicated to the Ministry of Mines and Geology.

(d)

The sale of diamonds exceeding US$500,000 must be done through a tender process with not less than 3 parties.

Ownership of Concession

The Company's interest in the Concession is held indirectly through its ownership of First City.  First City wholly owns Pioneer.  Pioneer owns effectively 85% of the shares of Aredor the operating Guinea company.    Pursuant to Guinea law a director must be a shareholder.  Mr. Lutfur Khan is a director of Aredor and Trivalence has been issued one share which represents ..02% of the issued shares of Aredor.  Mr. Khan holds the one share in trust for the Company.

As a result, Aredor is owned by:

Pioneer

84.98%

Lutfur Rahman Khan in trust for the Company

   .02%

Republic of Guinea

15.00%

Pursuant to resolutions of the first shareholders' meeting of Aredor, it was resolved that during the term of the Mining Agreement, Trivalence would bring the capitalization of Aredor up to US$8,000,000.

Exploration and Development History of the Concession Prior to the Company

Diamond production by the French company, Soquinex, started in 1934 and continued in conjunction with another company, Beyla, until 1960. A national company, EGED was then formed by the Ghanian government to exploit the diamonds in the Soquinex and Beyla concession, but experienced difficulties during the 1960's. A Soquinex washing facility is located on the Aredor lease near the town of Soniferea.  The Russians were then allowed to mine diamonds and they reopened the Soquinex plant which ran until 1973.

Only July 7, 1981, Aredor Guinea S.A. was established to develop diamond deposits explored for and defined by Simonius Vischer (I.D.C.) Ltd. in eastern Guinea.

From 1983 to March 1994 Aredor Guinea S.A. produced 1,253,754 carats of diamonds for a total value of US$377,831,300 (US$ 301.36/ct).  The average grade mined during this time period was 7.58 carats per hundred tonne (cpht). Large high quality diamonds were also recovered with three of the largest diamonds worth a total of US$26,759,000.  The Aredor mine closed in 1994 for the following economic reasons:

1.

The dense media (DMS) diamond recovery plant was very expensive to operate and maintain.

2.

Once most of the diamondiferous deposits within 10 kms of the plant had been processed, the remaining diamondiferous deposits were uneconomical to truck to the stationary diamond recovery plant.

3.

The infrastructure costs continued to rise while revenue decreased.

In addition, there were significant social responsibilities for the workforce and municipalities in the lease area. Efforts to control illicit mining consumed significant security resources, were unsuccessful and prompted an uprising.

Testing Phase

Trivalence's subsidiary in Guinea started its operations (the "Test Phase") in May 1996.  The objective of the Test Phase, which lasted until September 30th 1997, was to verify that pan plants could be used efficiently at the Aredor site, and that the diamonds recovered corresponded to the grade reported by the previous operator.

The test was able to demonstrate that gravel from the flats and from the terraces could be processed with the pan plants, and that the clay content of the gravel is the main stumbling block in this type of processing.  Other materials (kimberlite and old tailings) were processed satisfactorily, but had relatively low grades.  It also showed that the diamondiferous deposit grade was relatively reliable and that the overall mining costs were such that deposit blocks classified as marginal by then previous operator could be considered as mineable using the present methodology.

Starting in September 1997, a 14' pan plant was dedicated to the processing of tailings from the previous operation. The objective was to process this material for a period of 6 to 8 months to assess the economics of this processing.  Between September 1997 and September 1998, the 14-foot tailings plant processed 192,000 tonnes of tailings and produced 1,522 carats for an average grade of .003 carats/tonne which was not economic except for the fact that included in the diamonds recovered was a 70.1 carat diamond that sold for US$2,765,000 in November 1997.  In addition, a 32.25-carat boart was recovered that had no economic value.

Operations

In fiscal 2001-2002, Production was derived from primary alluvial sources by three 4600 series Manitowoc Draglines. These machines supplied feed to a commercial 14-foot plant.

Alluvial mining operations at the Aredor mine saw an increase in tones mined and diamonds recovered. During the year, the Company mined and processed 824,486 tonnes of alluvial gravels up 5.5% over the 781,399 tonnes mined and processed over the same period in 2001. This increase in gravel mining and throughput resulted in an increased diamond production to 36,676 carats, a 4.6% increase over the 35,077 carats produced in 2001. Increases in production were attributed to the arrival and utilization of a fourth dragline. The production costs of diamond sales at Aredor excluding royalties were $10,100,506. This translates to costs of $318 (US$204) per carat, the same as in the previous year. Over the year, the Company maintained its policy of independent diamond marketing. Diamond prices remained weak until January due to decreases in consumer demand, subsequently diamond prices began to increase and by June prices had returned to pre 2001 prices. During the year, the Company conducted six sales in which a total of 31,759 carats of diamonds were sold for $12,882,113 (US$8,227,402). This translates to an average price per carat of $405 (US$259) down from the $428 (US$282) received during the same period last year.

The Company's mining plan for the next year is to continue mining the BAHLR, BAI3 and BAI4 blocks and to begin mining the BKB block. The Company also plans to re-start the twin 8 plant in late December 2002 this plant has a capacity to process material upto 60 tonnes/hr.

The remaining capital cost for purchase of ancillary equipment for the completion of Phase III is estimated to be US$ 4,500,000.  Should cash from the Aredor Mine be insufficient to finance capital expenditures the Company will be required to raise additional funds or reduce its capital expenditure budget.  Any decision to proceed to Phase III depends on the Company's determination whether the technical and financial results are satisfactory and in particular if whether the mining operations are substantially self-financing. Should cash from the Aredor Mine be insufficient to finance capital expenditures the Company will be required to raise additional funds or reduce its capital expenditure budget.

The Mining Agreement provides that proceeding from one phase to the next will occur only if the technical and financial results are satisfactory to Aredor.  If they are not, Aredor can at its option surrender the Mining Agreement.

Aredor Mine Resource Report

In December of 1999, the Company commissioned Dr. Tania Marshall to review the alluvial diamond resources at Aredor. The results of her report were: indicated resources of 461,282 carats contained in 8,676,282 tonnes of ore and inferred resources of 864,927 carats in 10,414,563 tonnes of ore. During the 30 months ended June 30, 2002, management estimates that approximately 15% of the indicated  resource at December 31, 1999 had been lost to artisinal mining activity despite security measures carried out by mine management. Based on internally generated estimates, management is concerned that the mineral resource may have sustained additional impairment due to economic factors.

These diamond resources represent a minimum mine life of 8 years from the alluvial sources.

PALMIETGAT KIMBERLITE PROJECT - SOUTH AFRICA

The Company has a 100% interest in a kimberlite project in South Africa. The property is located 70 kilometers North of Pretoria in proximity to roads and power lines.  The property hosts six kimberlite pipes and several kimberlite dikes, all of which are known to be diamondiferous.  At present, three of the pipes (K14 East, K14 West and the K15) with an aggregate surface area of 1.6 hectares may have an economic grade.  The resource down to 110 meters is approx. 3.5 million tonnes at an estimated 44 CPHT.  The property was explored in detail by De Beers who carried out three drill programs.  In 1979, 501 percussion holes (7,175 meters) delineated the surface extent and outlines of the different kimberlite bodies.  In 1980, 16 diamond drill holes (2,249 meters) determined the morphology and vertical extent of the pipes at depth.  In 1994, thirteen large diameter percussion holes (1,149 meters) were drilled down to 110 meters and sampled the 3 best pipes. A total of 4,131 tonnes of samples were recovered from shafts and tunnels. The size of the parcels of diamonds recovered were considered too small to provide valuation figures, but are indicative of the diamond values of these pipes.

South Africa is currently the world's fifth largest producer of natural diamonds.  The largest Pipe in South Africa is the Premier Pipe, which covers an area of 54 hectares. South Africa also has an established diamond cutting industry.

The Company signed an agreement dated May 8, 1999 with a South African diamond miner (the "partner") to form a joint venture ("JV") as to 50% each, to acquire from De Beers Consolidated Mines Ltd., the mineral rights to two contiguous areas, (the "property"), construct a mine and commercially operate the property located in the Northern province of South Africa. In 2001, Company exercised its option to acquire the remaining 50% from the joint venture partner for $US150,000 cash and 728,571 shares of the Company for a deemed value of US$947,142 and the settlement of $335,452 due from the former joint venture partner.

The mineral rights are defined as: (1) diamonds, rubies and sapphires from area 1 consisting of 1041 hectares and (2) precious stones from area 2 consisting of 1041 hectares.

Construction of the 100 tonne per hour dense media separation plant was hampered by heavy rains in southern Africa in the spring of 2000. Mining at Palmietgat will be open pit to a design depth of 30 meters in the first phase. Based on early start up experience, the Company expects the mine can be operated economically. The focus of mining in the upcoming year will concentrate on the K14W, K15, and K14E kimberlite pipes, to verify the grade quoted by De Beers and to define accurately the value of the stones contained in all three pipes. A value per carat in excess of the one quoted in the De Beers reports will indicate that the three K16 pipes may also be in the economic category and require bulk sampling. A positive result would potentially double the mineral resources of the Palmietgat diamond mine.

The project commenced commercial production April 1, 2001. During the development stage the mine produced 22,343 carats and during the three months ended June 30, 2001, the mine produced 6,602 carats. During the development phase, the mine sold 3,636 carats for US$235,905 (US$65/carat). Diamond sales for the three months ended June 30, 2001 were $409,416 representing the sale of 1,716 carats for US$254,859 (US$149/carat). Not all production has been sold and based on the three sales, management estimates the run of mine production to have a value of approximately US$21/carat which is higher than the US$15/carat expected. Cost of production during the three months ended June 30, 2001 was $281,844.

Operations at the Palmietgat mine during 2002 reported mining and processing a total of 181,065 tonnes of kimberlite up 27% from the 142,201 tonnes mined and processed during the same period in 2001. This increase in mining and throughput resulted in increased diamond production to 37,333 carats, a 28% increase over the 29,082 carats produced in 2001 (note: production in 2001 consisted of 3,812 carats produced during commercial production and 25,227 carats produced during commissioning). Increases in production were attributed to the implementation of two shifts beginning in April 2002 and plant modifications resulting in higher throughput. The production costs of diamond sales at Palmietgat were $1,089,556. This translates to costs of $21.66 (US$13.83) per carat.

During the year ended June 30 2002, the Company conducted six diamond sales in which a total of 50,308 carats of diamonds were sold for $1,454,861 (US$953,937). This translates to an average price per carat of $28.92 (US$18.96). This included about 20,000 carats of boart from the 2001 production.

Exploration

Rio Tinto Joint Venture Agreement

On August 16, 2001, Company signed a kimberlite exploration & development joint venture agreement with Rio-Tinto Mining & Exploration Limited "RTME". The Agreement grants RTME an option to earn an undivided forty percent (40%) interest in the AKP (Aredor Kimberlite Project) by making Exploration Expenditures totaling US$6,000,000 prior to the third anniversary of the December 15, 2000 Letter of Intent ("Initial Program"). During the term of the Initial Program, RTME shall make minimum Exploration Expenditures as follows:  US$1,500,000 Year 1, US$2,000,000 Year 2 and US$2,500,000 Year 3. RTME may earn an additional undivided thirteen percent (13%) interest in the AKP by conducting a feasibility study assessing the economic viability of the AKP and completing the same within two years.  The cost of this study will be solely the responsibility of RTME. If at the completion of the feasibility study both parties decide to proceed, RTME shall have the option to earn an additional five percent (5%) interest in the AKP for a total of fifty-eight percent (58%) by arranging subject to Company's agreement, the provision of Company's share of such third party debt finance as shall be required in connection with the AKP.  Trivalence's alluvial diamond operations will be excluded from the AKP.

In the event that RTME terminates the Option after earning a forty percent (40%) interest in the AKP, RTME's interest will be automatically converted into a three and one-half percent (3.5%) gross proceeds royalty capped at US$15,000,000 which may be purchased by the Company on payment of US$7,500,000.

As a further consideration for granting the Option, RTME shall pay the Company and Aredor shareholders up to US$8,500,000 in cash. The payment schedule is as follows:  US$750,000 on signing the Joint Venture Agreement, US$250,000 upon the first anniversary of the Letter of Intent, US$500,000 upon the second anniversary of the Letter of Intent (as agreed between the parties on November 22, 2002 RTME will pay US$100,000 by December 16, 2002 and balance of US$400,000 will be paid on or before March 31, 2003), US$500,000 upon the third anniversary of the Letter of Intent, US$2,500,000 upon completion of the feasibility study and US$4,000,000 upon a decision to mine.

The parties have agreed that RTME shall have the right to market all the diamonds produced from the AKP on arm's length terms under a life-of-mine sales agency agreement in a form to be annexed to the Option/JV agreement.

Aredor Kimberlites

Exploration on the Aredor property was primarily focused on determining the diamond bearing potential of the K23 kimberlite. In November of 2000 the Company completed a 3000 meter core drilling program on the K23. The drill program was designed to test the kimberlite for its diamond bearing potential at depth. As the drill program was nearing completion a letter of intent was signed with Rio Tinto Mining and Exploration Ltd. (Rio Tinto). At that point, Rio Tinto took financial and technical control of the exploration program. The core recovered from the drilling allowed Rio Tinto to identify three separate phases of kimberlite present in the K23. Subsequently Rio Tinto treated the core at its Belmont laboratory in Australia. Results of the caustic dissolution of 1835 kilograms of kimberlite core returned 964 stones weighing a total of 0.765 carats. The largest diamond recovered weighed 0.12 carats and was recovered from the HMK2 phase.

In January of 2001, Rio Tinto mobilized crews to the Aredor property and began a helicopter supported regional stream sediment sampling program. The regional program was completed in May and a total of 598 samples was collected. Concurrent with the regional sampling was a program of geological mapping and prospecting. Detailed geophysical and geochemical surveys were conducted over the K7/19, K21 and K23 kimberlites as well as two newly discovered kimberlites K24 and K25. The geophysical surveys totaled 15.9 line kilometers of MaxMin electromagnetic, and 6.4 line kilometers of ground magnetics. Geochemical sampling consisted of 306 soil samples taken over and proximal to known and newly discovered kimberlites. A diamond drill program totaling 740 meters was conducted in June 2001 between the K23 and K21 kimberlites to test if a conductive feature identified by the MaxMin electromagnetic surveys, was kimberlite connecting the two bodies. No intersections of kimberlite were reported.

During fiscal year 2001-2002 Exploration activities conducted by Rio Tinto at Aredor were focused on identifying suitable kimberlite targets for further economic evaluation. Over the year, Rio Tinto made exploration expenditures of US$2.3 million locating new targets, drilling newly identified kimberlite targets and drilling and bulk testing known kimberlites and proximal geophysical anomalies.

Drilling

During the year ended June 30, 2002 Rio Tinto drilled 52 reverse circulation (RC) holes totalling 4,536 metres and two diamond drill holes totalling 102.75 metres. The drilling was designed to test geophysical anomalies identified by the 2001 airborne electromagnetic survey and to obtain diamond counts from three of the known kimberlites on the property (K7/K19, K4, K5). Two of the eight anomalies drilled were successful in intersecting new kimberlites (K14N, K24). The K24 kimberlite was interpreted as a kimberlite dike and was intersected by a single hole. Rock chips processed from this intersection yielded two diamonds weighing 0.004 carats from a 370 kilogram sample. The K14N, K14A anomaly intersected kimberlite in all 12 holes drilled and have defined a new kimberlite body covering an approximate area of 2.2 hectares. Four of the holes drilled returned kimberlite intersections with elevated diamond counts. Drill hole K14N RC040 returned grades of 0.166 carats per tonne (cpt) over 14 metres (recovery 17%), 0.267 cpt over 24 metres (recovery 54%) and 0.147 cpt over 13 metres (recovery 86%). Drill hole K14N RCO41 returned grades of 2.973 cpt over 25 metres (recovery 8%), 5.959 cpt over 20 metres (recovery 25%) and 3.870 cpt over 6 metres (recovery 66%). Drill hole K14N RCO42 returned 7.117 cpt over 32 metres (recovery 26%). Drill hole K14A RCO43 returned grades of 1.683 cpt over 23 metres (recovery 22%) and 1.061 cpt over 12 metres (recovery 18%). Rio Tinto reported to the Company that recovery from the drill program on the K14N kimberlite was on average 51%. Rio Tinto has informed the Company that it will conduct a large diameter core-drilling program in the upcoming field season to aid in determining the economic viability of the K14N kimberlite. In addition to testing the geophysical anomalies, Rio Tinto drilled three of the known kimberlites on the property (K7/K19, K4, K5). All eleven holes drilled at the K7/K19 intersected kimberlite.

Exploration

A total of eleven holes were drilled to test the K7/K19 pipe and seven holes to test the K4 and K5 kimberlites. All holes were successful in intersecting kimberlite. Rock chips obtained from drilling returned the following provisional grades based on total theoretical weight for stones above 1 mm:

_ K4 0.016 carats per tonne based on 13.6 tonnes

_ K5 0.068 carats per tonne based on 7.9 tonnes

_ K7/K19 0.043 carats per tonne based on 21.3 tonnes

Bulk Testing

Rio Tinto completed two bulk tests of kimberlite, the first was conducted on material obtained from the K23 kimberlite. A total of 485 tonnes of kimberlite were processed yielding 846 stones weighing 55.33 carats, for a grade of 0.114 carats per tonne. The largest stone recovered weighed 1.27 carats. The second test was performed on material obtained from the K22 kimberlite, 94.8 dry tons of kimberlite were processed yielding 283 stones weighing 14.81 carats for a grade of 0.156 carat per tonne

KOKONG KIMBERLITE PROJECT, BOTSWANA

Trivalence Mining Corporation's five prospecting licenses totaling 3,745 square kilometers in the Kokong area in the Kgalagadi district of Botswana. The Kokong kimberlite fields are located 300 kilometers west of the city of Gaborone and 75 kilometers south of the city of Kang.  The five licenses surround licenses explored by De Beers Prospecting Botswana Ltd.  Who has been exploring the area since the 1970's, and operates several large diamond mines in Botswana.  Achaeans Rocks of the Kaapvaal Craton underlie the area covered by the prospecting licenses, which is home to the Jwaneng mine (1998 production 12,688,038 carats).  The property hosts 34 known kimberlite occurrences, 14 of which are known to be diamondiferous.  The Company acquired the ground based on these known kimberlites and high indicator mineral counts occurring within the licensed boundaries.

The Company received a report from MPH Consulting Botswana (Pty) Limited (MPH) detailing the results of the recently completed 22,000 line kilometer airborne magnetic survey covering the Kokong licenses. The airborne survey was successful in identifying 29 of the known 34 kimberlites occurring on the property. In addition to the known kimberlites, MPH reports that "The processing of the survey data has allowed us to establish the magnetic character of the diamond bearing kimberlites and to compare these signatures with all other known kimberlites and targets and thereby arrive at concise exploration recommendations targeted only on the anomalies of this magnetic caliber. Over 150 met this threshold. The viable targets have been screened according to several criteria, including geophysical signature, quality, proximity to known diamondiferous kimberlites, surface geochemical results of past explorers, inferred depth of the Kalahari coverage and structural setting to arrive at a breakdown as follows." First priority targets of 109 and second priority targets numbering 52.

Company signed a Joint venture agreement with Tinto Botswana Exploration Pty Limited ("Rio Tinto"), a subsidiary of Rio Tinto Mining and Exploration of London, England on February 05, 2002.  As per the the Joint Venture Agreement Rio Tinto can earn an interest of up to seventy five percent (75%) in mineral rights relating to the exploration for and development of diamond bearing kimberlite deposits in the 3700 square kilometer area covered by prospecting licenses (PL's 38/99, 39/99, 40/99, 41/99 and 11/2000) in the Republic of Botswana and known as the Kokong Project.

The terms of joint venture agreement are following:  Rio Tinto can earn an undivided sixty five percent (65%) in the Property by making exploration expenditures totaling US$3,500,000 prior to the fourth anniversary of the letter of understanding ("Initial Program").  During the term of the Initial Program, Rio Tinto shall make minimum exploration expenditures as follows:  To maintain the Option US$500,000 Year 1, US$750,000 Year 2, US$750,000 Year 3 and US$1,500,000 Year 4.  The Year 1 expenditure is committed.  The expenditures in Years 2 to 4 are optional.  Rio Tinto may earn an additional undivided ten percent (10%) interest in the Property by initiating a feasibility study and incurring a further US$5,000,000 of expenditure by the seventh anniversary of the letter of understanding.

The 2000 aeromagnetic survey done by Fugro Airborne Surveys Ltd. for Trivalence was re-interpreted and 96 targets selected. Of these, 50 are considered high priority. Tinto Botswana's objective is to select 20 targets for RC drilling. The selection process includes a combination of geophysical methods and KIM (Kimberlite Indicator Minerals) sampling. A test of the BHP-Billiton airborne gravity system (Falcon) has also been conducted.

Loam sampling was carried out over all 20 targets. A total of six loam samples were collected over each target along a 2.5 km long, N-S traverse. The sample material is processed at a Dense Media Separation (DMS) plant in South Africa and the obtained concentrate is picked for kimberlitic minerals. All indicator minerals are sent for microprobe analysis. The geophysical results together with the indicator data will be used to delineate and prioritize the individual targets for the planned drill program.

Several drill targets have already been selected including several large ones (up to 38 hectares in size). RC drilling of these targets is scheduled for the last quarter of 2002.


ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the June 30, 2002 consolidated financial statements and accompanying notes.

OVERVIEW

For the year ended June 30, 2002, diamond production consisted of output from the Aredor and Palmietgat diamond mines. Owing to lower selling prices in the first half of the fiscal year, sales revenues fell by 10% to $14,336, 974. During the year, the Company borrowed $2,200,000 to fund losses from operations, certain lease payments and capital expenditures. The kimberlite exploration program at the Company's Aredor mine in the Republic of Guinea continued under the direction of Rio Tinto Mining and Exploration Ltd. ("RTME"). The kimberlite exploration program at the Company's Kokong concession in Botswana began under the direction of Tinto Botswana Exploration Pty Limited ("Tinto Botswana").

OPERATIONS

Results of  Operations

Net loss for the year ended June 30, 2002 was $3,813,634 or $0.22 per share ($0.22 fully diluted) compared with $5,343,433 or $0.31 per share ($0.31 fully diluted) in 2001 and net income of $2,500,449 or $0.16 per share ($0.13 fully diluted) in 2000. The loss in 2002 was due to low world diamond prices in the first half of the fiscal year and a loss on dilution of investment in a subsidiary. The loss in 2001 was due to low world diamond prices, a prolonged rainy season in West Africa and reduced production levels arising from aging excavation equipment. In May 2000, a 17 carat pink diamond was discovered that sold for US$778,000 and in June 2000, another pink diamond weighing 26 carats was discovered that sold for US$1,317,000.

Aredor Diamond Mine:

Diamond sales from the Aredor diamond mine for the year ended June 30, 2002 were $12,882,113 representing the sale of 31,759 carats for US$8,227,402 (US$259.06/carat). Diamond sales for the year ended June 30, 2001 were $15,519,412 representing the sale of 36,221 carats for US$10,229,426 (US$282.42/carat). The 20% decrease in diamond sales was due to a 12% reduction in carats sold and an 8% decrease in average selling price/carat. Diamonds sold from July 2001 to January 2002 in Conakry, Guinea averaged US$165.02/carat while diamonds sold between February and June 2002, primarily in Antwerp, Belgium averaged US$388.83/carat. Management attributes part of the price increase to the quality of diamonds sold but mostly to a greater number of interested buyers in Antwerp. Management plans to continue holding most of its diamond sales in Antwerp. The 33% decrease in diamond sales in 2001 compared with 2000 was due to a 5% reduction in carats sold and a 30% decrease in average selling price/carat resulting from changes in the quality and size of diamonds produced and a deterioration in world diamond prices during the year.

Production cost of diamond sales for the year ended June 30, 2002 was $11,388,778 compared with

$13,078,636 in 2001 and $11,927,159 in 2000. During the year ended June 30, 2002, the Company experienced lower fuel costs and lower costs for repair of mining equipment compared with fiscal 2001.

Production cost of diamond sales in 2000 were comparable to fiscal 2002 except for higher royalty expense due to higher sales volume in that year. The Aredor mine produced 36,676 carats during the year ended June 30, 2002 compared with 35,077 carats in 2001 and 40,802 carats in 2000. The 5% increase in production during the year ended June 30, 2002 is represented by a 6% increase in head feed tonnage offset by a 1% decrease in grade (carats/tonne). The 14% decrease in production during the year ended June 30, 2001 compared with fiscal 2000 is represented by a 23% increase in head feed tonnage offset by a 30% decrease in grade (carats/tonne) resulting from the resource grade of the blocks mined.

Production cost/carat sold excluding royalty expense was $318.04/carat for the year ended June 30, 2002 compared with $318.23 and $288.87 in 2001 and 2000, respectively. The decrease in unit cost of production in 2002 compared with 2001 is due primarily to reduced parts expense and a small reduction in the unit cost of diesel fuel. The increase in unit cost of production in 2001 compared with 2000 is due primarily to higher parts and fuel expense. In April 2001, the recommissioned twin 8 foot plant began operations. The 8 foot plant remained in production until September 2001 at which time it was shut down on account of damage to certain mining blocks from artisinal miners and for lack of mining equipment to feed it. Subject to the arrival of parts to repair the dragline assigned to the twin 8 foot plant, the Company expects to recommence operations at the twin 8 foot plant in November 2002.

Palmietgat Diamond Mine:

Diamond sales for the year ended June 30, 2002 were $1,454,861 representing the sale of 50,308 carats for US$953,937 (US$18.96/carat). The project commenced commercial production on April 1, 2001. During the development stage the mine produced 22,342 carats and during the three months ended June 30 2001, the mine produced 6,602 carats. During the development phase, the mine sold 3,636 carats for $371,577 or US$235,905 (US$64.88/carat). Diamond sales for the three months ended June 30, 2001 were $409,413 representing the sale of 1,716 carats for US$254,859 (US$148.51/carat). Diamond sales during the year ended June 30, 2002, included lesser valued boart diamonds held in inventory from the prior year. Taking into account overall production and sales, management estimates the run of mine production to have a value in excess of US$21.00/carat. Information available at the time of the decision to invest in the Palmietgat project did not include specific information on the per carat value of the mineral resource, but management believed the per carat value to be in the range of US$11.50/carat - US$24.00/carat.

Production cost of diamonds sold during the year ended June 30, 2002 was $1,089,495 compared to $281,844 for the three months ended June 30, 2001. Production cost/carat sold was $21.66/carat for the year ended June 30, 2002 compared with $73.94 for the first three months of commercial production in 2001. The decrease in unit cost of production in 2002 compared with 2001 is due primarily to efficiencies of higher production levels. In April 2002, the Palmietgat operation began running on a two shift basis.

Selling, general and administrative expense

Selling, general, and administrative expense for the year ended June 30, 2002 was $3,439,432 compared with $3,770,023 in 2001 and $3,615,688 in 2000. The decrease in 2002 compared with 2001 was due to reductions in most areas as the Company endeavoured to streamline general overheads. An increase in commissions on diamond sales was due to export taxes in connection with the transfer of sales of the Aredor production to Antwerp, Belgium. The increase in 2001 compared with 2000 was due to increased professional fees mostly incurred in negotiation of the exploration Joint Venture Agreement with Rio Tinto Mining and Exploration Limited (see below).

Interest expense

Interest expense for the year ended June 30, 2002 was $1,630,900 compared with $1,586,263 in 2001 and $1,659,238 in 2000. The increase in 2002 compared with 2001 was due to an increase in interest accrued on outstanding convertible notes arising from increased borrowing of $2,200,000 offset by reduced accretion charges. The decrease in 2001 compared with 2000 was due to a reduction in principal outstanding of $3,000,000 paid in June and September 2000. The increase in 2001 compared with 2000 was due to the overall level of convertible loans outstanding. Accretion of the equity component of convertible instruments is included in interest expense and amounted to $543,367 in 2002, $805,307 in 2001 and $616,667 in 2000. The decrease in accretion during 2002 was due to the fact that the equity components of several convertible notes became fully amortized during the first quarter of fiscal 2002. Conversely, the increase in accretion expense in 2001 compared with 2000 was due to a higher equity component of convertible instruments as a result of additional borrowings.

Amortization

Depletion and amortization expense for the year ended June 30, 2002 was $2,310,007 compared with

$1,906,760 in 2001 and $1,767,809 in 2000. During the year ended June 30, 2001, management revised the resource estimate for the Aredor mine from 2,600,000 carats to 1,325,000 carats. The approximate effect of the revision to the resource estimate was to double the unit rate of depletion for the Aredor mine. The change in the resource estimate was applied prospectively and had no effect on the 2000 or prior financial statements. Depletion expense for both the Aredor and Palmietgat mines was $569,205 in fiscal 2002, $346,331 in 2001 and $160,902 in 2000. Increases result from higher levels of carat production and the increased unit rate of depletion at the Aredor mine. Depreciation expense for the Aredor mine, the Palmietgat mine and the Vancouver office was $1,740,801 in fiscal 2002, $1,560,429 in 2001 and $1,606,607 in 2000. The increase in 2002 compared with 2001 was due to the fact that the Palmietgat mine was in commercial production for a full year compared to three months in 2001. The decrease in 2001 compared with 2000 was due to the fact that the depletion base of Aredor assets had declined.

Income taxes

During the year ended June 30, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to income taxes. The effective tax rate was 19% in 2002 compared to a statutory rate of 40%. The effective tax rate was 9% in 2001, and 13% in 2000 compared to a 40% statutory rate. The major reason for the variation from the statutory rate arises because of lower tax rates in jurisdictions where the Company operates. In 2002, the Company took a valuation allowance of $2,756,000 compared with $2,103,000 in 2001 and $1,346,000 in 2000 to reduce income tax assets to the amount that management considers is likely to be recoverable in the foreseeable future. The Company recorded a net tax recovery of $978,000 on a pre-tax loss of $5,139,607 in 2002. The future income tax provision for the year ended June 30, 2002 in the amount of $2,006,000 represents future taxes on income earned in Guinea.

EXPLORATION

Aredor

Rio Tinto Mining and Exploration Limited ("Rio Tinto") continued its program of kimberlite exploration. During the year, an airborne electromagnetic and magnetic survey totaling 4,700 line kilometre (at 150m line spacing) was completed. Reprocessing of the airborne electromagnetic and magnetic survey prioritised the K14 N target, north of the known K14 A kimberlite body.

A total of 1,134 metres of reverse circulation drilling were completed in the K14 area. All 12 holes intersected kimberlite. The samples were composited and processed for diamond recovery. Chip recovery in the K14 drilling averaged only 42%. A total of 4.55 carats were recovered from 12,565 kg of chips corresponding to a theoretical weight of 29,598 kg. The resulting grade was 0.363 carat per tonne (actual) and 0.154 carat per tonne (theoretical).

Three holes totaling 362 metres were drilled in the K5 kimberlite; all three holes intersected kimberlite. Two holes were stopped in kimberlite and the third hole successfully drilled through the kimberlite to end in granite thus defining one contact. Rio Tinto defined a provisional grade of 0.068 carats per tonne from the K5 chips. The largest stone recovered was 0.38 carats.

Four reverse circulation holes totaling 552 meters were drilled to test the K4 kimberlite. All holes were successful in intersecting the kimberlite. Nine composite samples were processed. No significant diamond counts were returned. Eleven holes were drilled on the K7/K19 kimberlite. All holes successfully intersected kimberlite. Samples were composited and processed. No significant diamond counts were reported. Five electromagnetic geophysical targets were also drilled in addition to K14N.

Rio Tinto has informed the Company that it intends to test the K3 and K6 kimberlites by reverse circulation drilling. The K3 and K6 are the remaining two kimberlites in the K3, K4, K5, K6 cluster centrally located on the Aredor concession.

Expenditures of Rio Tinto on Aredor during financial 2002 were US$2.26 million.

Kokong

Tinto Botswana has completed the first phase of data compilation and orientation surveys. On the Kokong licences, there are 31 known kimberlite pipes; 15 of these are diamondiferous. The 2000 aeromagnetic survey done by Fugro Airborne Surveys Ltd. for Trivalence has been re-interpreted and 96 targets selected. Of these, 50 are considered high priority. Tinto Botswana's objective is to select 20 targets for reverse circulation. The selection process includes a combination of geophysical methods and kimberlite indicator minerals sampling. A test of the BHP-Billiton airborne gravity system (Falcon) has also been conducted.

Seven drill targets have already been selected including several large ones (up to 38 hectares in size). Reverse circulation drilling of these targets is scheduled for the last quarter of 2002. Expenditures by Tinto Botswana to the end of April 2002 have been US$139,000.

FINANCIAL  CONDITION AND LIQUIDITY

Cash from Operations

Negative cash flow from operations excluding changes in operating assets and liabilities was $401,663 for the year ended June 30, 2002 compared with $1,327,381 in 2001 and positive cash flow of $6,572,118 in 2000. The improvement in 2002 compared with 2001 was primarily due to option payment income of $1,311,125, increased cash flow from the Palmietgat mine, and reduced exploration expense which offset a decline in operating net cash flow from the Aredor mine of $947,440. The decrease in 2001 compared with 2000 was almost entirely due to a reduced level of revenue from diamond sales.

Investing activities

No cash investment in mineral properties was made during the years ended June 30, 2002, 2001, and 2000. Effective April 1, 2001, the Company acquired the 50% joint venture interest in the Palmietgat mine from its former joint venture partner for non-cash consideration.

Investment in capital assets was $937,171 for the year ended June 30, 2002 compared with $1,694,128 in 2001 and $1,991,484 in 2000. In 2002, the Company purchased a dragline for the Aredor mine and various pieces of small equipment for the Aredor and Palmietgat mines. In 2001, the Company purchased three trucks and two loaders for the Aredor mine and various pieces of mining equipment during the development phase of the Palmietgat mine. In 2000, the Company replaced certain equipment at the Aredor mine in the Republic of Guinea, and substantially completed the development of the Palmietgat mine in South Africa.

Financing activities

Convertible notes payable at June 30, 2002 were $10,087,140 compared with $6,727,378 at June 30, 2001. During the year ended June 30, 2002, the Company borrowed $2,200,000 secured by convertible debentures ranking equally with those described below. In September 2000, the Company repaid $2,500,000 of the convertible debentures. In December 2000, the Company lease financed the purchase of mining equipment in the amount of $885,118. The lease has a 3-year term and bears interest at 8.46% and the lease was paid down by $282,422. During the year ended June 30, 2001, the Company repurchased 826,000 common shares for $1,006,329 and issued 728,571 common shares as partial payment for the acquisition of 50% of the Palmietgat diamond mine of which the Company now owns 100%. During 2001, 7,492,771 warrants expired without exercise.

During the year ended June 30, 2000, $2,508,334 of principal and accrued interest on convertible loans payable was converted into 1,956,521 common shares of the Company and warrants to purchase an additional 1,956,521 common shares of the Company at $1.33 until October 1, 2000 and $1.65 until June 30, 2001. The line of credit from related parties reduced by the conversion was subsequently increased to $9,875,000, secured by amended debentures as described below. Borrowings under the line of credit net of repayments amounted to $413,830 during the year ended June 30, 2000.

Series 2001-A1 debenture:

In September 2001, the Company issued a Series 2001-A1 debenture in the principal amount of $1,100,000 repayable August 21, 2003, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $0.80 per unit until August 21, 2003. Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year. The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture. At June 30, 2002, $149,000 of the face value of the debenture has been classified as an equity component and has been fully accreted.

Series 2001-A2 debenture:

In November 2001, the Company issued a Series 2001-A2 debenture in the principal amount of $1,100,000 repayable October 1, 2003, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $0.50 per unit until October 1, 2003. Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year. The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture. At June 30, 2002, $229,000 of the face value of the debenture has been classified as an equity component and has been fully accreted.

During the year ended June 30, 2002, the Company amended and restated the Series 1999-A3 debenture, the Series 1999-B debenture, the Series 2000-A1 debenture and the Series 2000-A2 debenture previously issued so that they are in substantially the same form as the recent Series 2001-A1 and A2 debentures. The charging clauses in the debentures issued in 1999 and 2000 did not grant the lender the security over the Company's personal property that both the Company and the lender had intended to be granted. As a condition of the lender's agreement to advance the loan secured by the Series 2001-A2 debenture, the lender required that the prior debentures be amended and restated. The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience. The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension on the conversion provisions. In February 2002, the Company arranged for the extension of the maturity date of various debentures from October 1, 2002 to April 1, 2003.

Waiver of non-payment of interest:

Under the terms of the debentures, interest at 11% per annum is payable monthly in arrears. At June 30, 2002, $1,213,640 of accrued but unpaid interest is included in convertible notes payable. The Company has obtained a waiver of non-payment of interest from the lender through June 30, 2002 and prospectively through January 1, 2003. Interest will continue to accrue on each note at 11% per annum, compounded monthly. Because the default for non-payment of interest has not been granted prospectively for a period at least 12 months from June 30, 2002, all debt secured by the debentures has been classified as a current liability.

Cash resources and liquidity

At June 30, 2002, the Company had a working capital deficiency of $6,560,380 compared with a positive working capital position at June 30, 2001 of $2,948,016. The deterioration of the working capital position  was due to the classification of convertible notes payable as current liabilities (see above). Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Cash resources on hand at June 30, 2002 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required. The Company has not paid interest due under the terms of debentures securing convertible notes payable and has obtained a waiver only until January 1, 2003. Principal and interest due under the convertible notes payable at June 30, 2002 in the amount of $8,893,258 is due before June 30, 2003. The Company's ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

Capital expenditures for the year ending June 30, 2003 are expected to be approximately $7,000,000

(US$4,500,000) to achieve targeted production with three plants in operation at the Aredor mine. The

Company's ability to continue as a going concern is dependent on its ability to obtain debt or equity financing for capital expenditures and general working capital requirements.

RISKS  AND  UNCERTAINTIES

For the years ended June 30, 2002 and 2001, the Company experienced significant negative cash flow from operations. This trend has continued subsequent to June 30, 2002. As noted above, there is a risk that the Company may not be able to continue as a going concern unless it is able to raise debt or equity financing as required.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The exploration and development of the Company's properties is dependent on the Company's ability to obtain necessary financing or find appropriate strategic partners.

Aredor diamond production is sold by international tender in Conakry, Guinea or Antwerp, Belgium and the market price of rough diamonds is a significant factor in the Company's profitability. Production from the Palmietgat mine is also sold by tender. The Company does not manage its exposure to market or currency fluctuations with a hedging program.

Although the Company has invested substantial sums to ensure excavation capacity at the Aredor mine is sufficient to maintain present production levels, the age and condition of some of the equipment leased from Guinea exposes the efficient operation of the mine to unforeseeable curtailments of production and unexpected capital investment requirements.

Artisinal mining activity at the Aredot mine continues to take place outside the 200 square kilometres of the concession already retroceded to the local population. During the past 30 months, management estimates that approximately 15% of the indicated resource at December 31, 1999 has been lost to artisinal mining activity despite security measures carried out by mine management.

OUTLOOK

Aredor

In the spring of 2003, the Company plans to increase excavating capacity through the overhaul and upgrade of two of its draglines at the Aredor mine. Increased production from the 14 foot and twin 8 foot plants is expected to generate positive cash flow. Subject to funding, the Company plans to construct a third plant to be operational in the first half of 2003. The Company's kimberlite exploration program will be continued under the financial and technical control of Rio Tinto.

Palmietgat

Production will continue to operate on a two-shift basis. Operating cash flow at the mine level is expected to remain positive.

Kokong

The Company's kimberlite exploration program will be continued under the financial and technical control of  Tinto Botswana Exploration Pty Limited.

US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which for these financial statements, conform in all material respects with those of the United States (US GAAP), except as outlined in Note 21.  A summary of the differences between Canadian GAAP and US GAAP follows:

1.

Commercial production and mineral property costs

Under U.S. GAAP, the Company is considered to be an advance stage exploration company. Consequently, U.S. GAAP requires diamond sales previously capitalized to be recognized as revenue during the period in which the sales took place. Similarly, pre-production expenses capitalized under Canadian GAAP require to be disclosed as exploration expense. Production expense under Canadian GAAP is required to be reclassified as exploration expense as well.  Amortization of mineral acquisition costs is determined on a straight-line basis over the minimum term of the mining concession or the expected mine life, whichever is less.

2.

Foreign currency translation

U.S. GAAP recommends that assets and liabilities of subsidiaries not reporting in the parent Company's functional currency are translated at rates of exchange prevailing at each balance sheet date. Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations. Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders' equity.

3.

Convertible loans

U.S. GAAP recommends that convertible loans are recorded entirely as debt with no portion segregated into an equity component. Consequently, there is no charge for accretion of an equity component, as under Canadian GAAP.

4.  Accouting for stock-based compensation

United States GAAP considers options granted to individuals other than employees and directors to be recognized as consulting expense in the period during which they are issued. The Company has calculated the expense based on the fair value of the options at the grant date.  Effective July, 1, 2002 the Company  adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation, which conform with those of U.S. GAAP.


ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Trivalence and principal business activities performed outside of Trivalence (including, in the case of directors of Trivalence, other principal directorships) of each director, member of senior management and employees upon whose work Trivalence is dependent:

Name	Business Experience and Function	Principal Business Activities and Principal Directorships	Number of Common Shares and Percentage of Class Held
Lutfur Rahman Khan	Chairman of the Board of Directors, President and Chief Executive Officer of Trivalence since 1994

President of Larnite Corporation (Pvt) Ltd. since 1989; Chairman of State Petroleum Corp. from Nov. 1991 to May 1994 and from Dec. 1995 to Oct. 1998; Chairman of Arakis Energy Corp. from Dec. 1995 to Oct. 1998; Chairman - Director of International Sovereign Energy Corp. from Sept. 1996.

			7,045,177(1)
Dr. Asif Ali Syed	Director since 1997	Clinical Associate and Professor of Pathology at the University of British Columbia from 1963 to June 1997; Director of Arakis Energy Corporation from Sept. 1996 to Oct. 1998; Director of International Sovereign Energy Corp. since Sept. 1997.	367,460
Dr. Waseem Rahman	Director since 1996, Vice President Administration	Self employed businessman as an investor in oil, gas and mining sectors since 1994; Director of International Sovereign Energy Corp. since Sept. 1997; Director of Falcon Oil and Gas since December 1999.	2,468,258
Arshad Mahmood	Director since 2000	President of CISL, a private investment company. Mr. Mahmood has twenty years international business experience in construction and finance.	Nil
Timothy S. Hoar	Director since 1997	Partner in the law firm ProVenture Law, Barristers & Solicitors since Oct. 1, 1998; prior thereto, partner in the law firm Hoar, Lee & Boers since Aug. 1994; Director of Arakis Energy Corp. from July 1997 to 1998.	200,000
Hamish Malkin	CFO since 1997

Mr. Hamish Malkin, has served as the Chief Financial Officer of the Registrant, since April 24, 1997.  From January 1, 1997 until April 23, 1997, he served as controller of the Registrant.  Mr. Malkin is not currently associated with any other public companies.

			Nil
Karl Schimann	VP Operations since 1997

Dr. Karl Schimann Ph. D. Goelogy, is Vice President Operations of the Registrant since July 1997. Dr. Schimann brings over 30 years experience in the field of geology. He also has several years of experience in the mining industry at different senior level positions.

			Nil
Warren Robb	VP Investor Relations since 1998	Mr. Robb, P.Geo. has BSc. In Geological Sciences and is a registered Professional Geoscientist. He has been employed with the company as VP Investor Relations since April 1, 1997, prior to this Mr. Robb was employed as consultant to the Company.	4,500
Omair Choudhry	Corporate Secretary Since 1999	Mr. Choudhry has a Master's degree in Business Administration. Mr. Choudhry has several years of experience in finance, accounting, and human resources, in oil & gas and mining industry. In addition to his duties as Corporate Secretary Mr. Choudhry is responsible for all human resources, procurement and insurance functions in the Company.	7,500

(1)

Of which 3,045,902 shares are beneficially owned by PacWest resources Ltd., 1,104,478 shares are beneficially owned by Larnite Corporation (Pvt) Ltd., 1,445,432 shares are beneficially owned by Larnite Capital Corporation and1,439,365 shares are beneficially owned by Lutfur Rahman Khan.

(2)

See also item 7(b)Related party transactions.

To the knowledge of Trivalence, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management of Trivalence.

B.

Compensation

The following table sets forth the amount of compensation that was paid and benefits that were granted  in the financial year ended June 30, 2002 to each of the individuals listed in Item 6(A) above.

Name Compensation Benefits
Lutfur Rahman Khan	$125,417	$6,536
Dr. Asif A. Syed	$1,700	$1,258
Timothy Hoar	$500	$0
Waseem Rahman	$90,000	$3,842
Arshad Mahmood	$500	$0
Hamish Malkin	$120,000	$3,842
Karl Schimann	$120,000	$6,161
Warren Robb	$84,000	$4,947
Omair Choudhry	$78,000	$5,134

The Company has in place a stock option plan (the "Plan"), under which non-transferable options to purchase common shares (the "Option") may be granted to directors, officers, employees and consultants of the Company or an affiliate of the Company. The Plan contains early termination provisions for certain situations. In addition, the Plan contains provisions stating that the option period may not extend past five years and the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

The following table sets forth the number of options to purchase common shares of Trivalence granted as at October 30, 2002, the purchase price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

Number of Options to

          Name                     Purchase Common Shares        Purchase Price       Expiry Date

       Lutfur Rahman Khan

180,000

$.40

April 24, 07

Timothy Hoar

50,000

$.85

April 01, 03

Waseem Rahman

40,000

$.40

April 24, 07

20,000

$.85

August 28, 03

Arshad Mahmood

30,000

$1.30

February 08, 06

Hamish Malkin

30,000

$.40

April 24, 07

20,000

$.85

April 01, 03

15,000

$.85

August 28, 03

Karl Schimann

20,000

$.85

April 01, 03

15,000

$.85

August 28, 03

Warren Robb

20,000

$.85

April 01, 03

30,000

$.40

April 24, 07

15,000

$.85

August 28, 03

Omair Choudhry

50,000

$.85

February 04, 04

20,000

$1.70

March 17, 05

15,000

$.40

April 24, 07

B.

Board Practices

Directors are elected annually at Trivalence's annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders. The Board of Directors may fill vacancies created by departing directors between annual shareholders meetings. Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders meetings.

Audit Committee

The Audit Committee of  Trivalence currently consists of Arshad Mahmood, Timothy Hoar and Dr. Asif A. Syed. There have been no changes to the membership of this committee since the most recently completed year-end. The general function of the audit committee is to review the overall audit plan and to review the results of the external audit with Trivalence's auditors.


Compensation Committee

The Compensation Committee of the Company currently consists of Lutfur Rahman Khan, Waseem Rahman, Dr. Asif A. Syed and Timothy Hoar.

Compensation Policy

Not Applicable

D.

Employees

The following table sets out the number of employees of Trivalence at the end of each of the past three financial years, including their main category of activity and geographic location. Trivalence's employees are employed in Canada, Guinea and South Africa. Includes consultants on long-term contracts.

Employees

Twelve Months Ended June 30, 2002

Canada:

    2002

  2001                 2000

Operations

3

3

3

Procurement

4

4

4

Accounting

5

5

5

Administration

8

20

Guinea:

Nationals -

Mining

75

66

83

Maintenance

163

153

198

Security

167

169

150

Administration

105

110

95

Expatriates -

Mining

11

10

10

Maintenance

11

10

10

Security

15

10

10

547

South Africa:

Nationals -

Operations

20

15

-

TOTAL

555

E.

Share Ownership

See Item 6(A)-Directors and Senior Management above for disclosure regarding share ownership of Trivalence's directors and executive officers.


ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of Trivalence there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Trivalence except as set forth below as of October 10, 2002:

     Name

Number of Securities Owned                          Percentage of Class

Lutfur R. Khan

7,045,177 (1)(2)

40.74%

Waseem Rahman

2,468,258 (3)

14.27%

Afzal Mahmood

1,000,000

5.78%

CDS &Co.

6,790,258 (4)

39.27%

Notes:

(1)	Does not include 180,000 stock option.
(2)

Of which 3,045,902 shares are beneficially owned by PacWest resources Ltd., 1,104,478 shares are beneficially owned by Larnite Corporation (Pvt) Ltd., 1,445,432 shares are beneficially owned by Larnite Capital Corporation and1,439,365 shares are beneficially owned by Lutfur Rahman Khan.

(3)	Does not include 60,000 stock option. (4) The beneficial ownership of these shares is not known

The major shareholders of Trivalence do not have different voting rights than other shareholders.

As of October 10, 2002, 10 holders having an address of record within the United States of America owned 478,686 common shares, representing 2.8% of Trivalence's 17,290,984 outstanding common shares.

B.

Related Party Transactions

As at October 10, 2002, Pacwest was the beneficial owner of 17.61% of the Company's issued shares.  Pacwest is owned as to 30.25% by Larnite Corporation (Pvt) Ltd, which was the beneficial owner of 6.38% of the issued shares of the Company as at October 10, 2002. Larnite Capital Corporation beneficial owner of 8.32% of the issued shares of the Company as at October 10, 2002 is controlled by Lutfur Rahman Khan, the President and Chief Executive Officer and a director of the Company, who also owns 8.35% of the issued shares of the Company as at October 10, 2002. Lutfur Rahman Khan and Timothy Hoar, a director and shareholder of the Company, are also directors of Pacwest.

Pacwest requested that the Company place before the Annual general Meeting in November 2001 a resolution authorizing and approving the conversion of any convertible debentures by Pacwest and the exercise of share purchase warrants issuable on such conversion notwithstanding that such conversion would result in Pacwest together with Larnite Corporation and Lutfur Rahman Khan then holding fifty percent (50%) or more of the Company's issued shares. The resolution was passed in the share holders meeting. The Company has issued convertible debentures from time to time to Pacwest Resources Ltd. ("Pacwest") to secure loans made to the Company by Pacwest. These debentures may be converted at the option of Pacwest into shares and, in all cases but one, share purchase warrants of the Company.

The following table provides information as to the currently outstanding convertible debentures issued to Pacwest, the amount convertible into securities of the Company, the conversion price in effect as at the date hereof and the number of securities issuable to Pacwest based on the conversion prices currently in effect:

Debenture	Amount Convertible into Securities	Present Conversion Price(1)	Securities Presently Issuable on Conversion(1)(2)
1999 Series A No. 3	$4,225,000	$1.90	Shares - 2,223,684 Warrants -2,223,684
1999 Series B	$1,250,000	$1.90	Shares - 657,895 Warrants - Nil
2000 Series A No. 1	$1,100,000	$1.90	Shares -578,947 Warrants -578,947
2000 Series A No. 5	$ 300,000	$2.20	Shares - 136,364 Warrants - 136,364
2001 Series A No. 1	$1,100,000	$0.80	Shares -1,375,000 Warrants - 1,375,000
2001 Series A No. 2	$1,100,000	$0.50	Shares - 2,200,000 Warrants -2,200,000

1.

If the repayment date of any debenture is extended beyond an anniversary date of the debenture, the conversion price under such debenture increases.  As the conversion price increases, the number of securities issuable to Pacwest on conversion decreases.

2.

Each warrant issued upon conversion would entitle Pacwest to purchase one share of the Company at an exercise price at least equal to and in some cases greater than the conversion price.

If Pacwest converted all of the convertible debentures presently outstanding and exercised all of the share purchase warrants issuable upon the conversion of such debentures, then based on the number of issued shares of the Company as at October 10 2002 and the shareholdings of Pacwest, Larnite Corporation (Pvt) Ltd., Larnite Capital Corporation and Lutfur Rahman Khan at that date, and based on the present conversion terms of the outstanding debentures, Pacwest would then hold 54% of the Company's issued shares, Larnite Corporation (Pvt) would then hold 3.56% of the Company's issued shares, Larnite capital Corporation would hold 4.66% and Lutfur Rahman Khan would then hold 4.64% of the Company's issued shares.

Pacwest has given an undertaking to the Canadian Venture Exchange and the Company that without prior approval by resolution of the Company's shareholders, Pacwest will not convert the convertible debentures or exercise the warrants issuable on a conversion of the debentures to the extent that such conversions or exercises would result in Pacwest together with Larnite Corporation and Lutfur Rahman Khan then holding fifty percent (50%) or more of the Company's issued shares.

In September 2001, the Registrant completed a private placement of a non-arm's length loan of $1,100,000 to a company with a common director. The loan is secured by a 2001 Series A No. 1 Debenture (the "Debenture") and bears interest at the rate of 11% per annum.  The loan will be repayable in full on August 21, 2003 unless extended by the Lender.  The Debenture provides for conversion of the principal amount into units of the Registrant, each consisting of one common share and one share purchase warrant.  The conversion price is $0.80 per unit to August 21, 2003.  If the loan repayment date is extended, the conversion price will be $0.90 per unit from August 22, 2003 to August 21, 2004; $1.00 per unit from August 22, 2004 to August 21, 2005 and $1.10 per unit from August 22, 2005 to August 21, 2006.

Each share purchase warrant received upon conversion of the Debenture will entitle the holder to purchase one common share.  The warrant exercise price will be equal to the conversion price in effect at the time the Debenture is converted.  The warrants will be exercisable until the due date of the loan as it may be extended from time to time, or until two years from the date of issue of the warrants, whichever is earlier.

Subsequent to September 30, 2001 the Registrant borrowed $1,100,000 under a 2001 Series A-2 Debenture from a company with a common director. The loan is due October 1, 2003, bears interest at 11% and is secured by a fixed and floating charge on the Company's assets.

The Debenture provides for conversion of the principal amount into units of the Registrant, each consisting of one common share and one share purchase warrant. The conversion price is $0.50 per unit to October 1, 2003. If the loan repayment date is extended, the conversion price will be $0.60 per unit from October 2, 2003 to October 1, 2004; $0.70 per unit from October 2, 2004 to October 1, 2005 and $0.80 per unit from October 2, 2005 to October 1, 2006.  Each share purchase warrant received upon conversion of the Debenture entitles the holder to purchase one common share. The warrant exercise price will be equal to the conversion price in effect at the time the Debenture is converted. The warrants will be exercisable until the due date of the loan as it may be extended from time to time, or until two years from the date of issue of the warrants, whichever is earlier.

Subsequent to September 30, 2001,the Registrant also amended and restated the 1999 Series A No. 3 Debenture, the 1999 Series B Debenture, the 2000 Series A No. 1 Debenture and the 2000 Series A No. 5 Debenture previously issued to the Lender so that they are in substantially the same form as the recent 2001 Series A No. 1 Debenture, except as to the principal amounts secured thereunder, the due dates for payment, the dates to which the payment dates may be extended and the terms upon which the amounts secured thereunder may be converted into securities of the Borrower.

At September 30, 2002, accounts receivable of $49,396 were due from companies with common directors.

C.

Interests of Experts and Counsel

This item is not applicable.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Incorporated herein are the audited consolidated balance sheet as at June 30, 2002, and 2001 and the consolidated statements of  operations and deficit and cash flow for each of the years in the three year  ended June 30, 2002, 2001 and 2000.

Other than as described herein, Trivalence is not involved in any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on Trivalence's financial position or profitability.

Trivalence is not aware of any material proceeding in which any director, any member of senior management or any of  Trivalence's affiliates is a party adverse to Trivalence or has a material interest adverse to Trivalence.

No dividends have been paid on any common shares of Trivalence. Trivalence intends to retain its earnings for use in the business and does not expect to pay dividends on its common shares in the foreseeable future.

B.

Significant Changes

During the year ended June 30, 2002, the Company adopted no significant accounting changes.


ITEM 9

THE OFFER AND LISTING

A.

Offer and Listing Details

This item is not applicable.

B.

Plan of Distribution

This item is not applicable.

C.

Markets

The Company's Common Stock is listed on the TSX Venture Exchange under the symbol TMI, and on the OTCBB under the symbol TMIGF in the United States.  The following table sets forth the high and low market prices of the common shares on the TSXV,  (its predecessor, The CDNX Venture Exchange) and OTCBB for the periods indicated.

          Fiscal Period                         High (CAD$)               Low (CAD$)

-----------------------------------------------------------------------------------------------

CDNX

Years Ended:

   June 30, 1999

1.35

0.74

   June 30, 2000

1.85

0.95

   June 30, 2001

1.75

0.90

   June 30, 2002

0.95

0.26

2002/2003

   First Quarter

1.15

0.65

2001/2002

   Fourth Quarter

0.95

0.26

   Third Quarter

0.45

0.28

   Second Quarter

0.41

0.29

   First Quarter

0.90

0.50

2000/2001

   Fourth Quarter

1.19

0.90

   Third Quarter

1.39

1.05

   Second Quarter

1.48

1.20

   First Quarter

1.75

1.10

Month Ended

   November 30, 2002

0.45

0.45

   October 31, 2002

0.55

0.55

   September 30, 2002

0.72

0.72

   August 31, 2002

1.00

0.96

   July 31, 2002

0.90

0.85


Fiscal Period                         High (US$)               Low (US$)

-----------------------------------------------------------------------------------------------

OTCBB

Years Ended:

   June 30, 1999

1.01

0.53

   June 30, 2000

1.18

0.59

   June 30, 2001

1.25

0.62

   June 30, 2002

0.66

0.17

2002/2003

   First Quarter

0.75

0.38

2001/2002

   Fourth Quarter

0.66

0.18

   Third Quarter

0.22

0.18

   Second Quarter

0.34

0.17

   First Quarter

0.58

0.34

2000/2001

   Fourth Quarter

0.82

0.62

   Third Quarter

1.12

0.66

   Second Quarter

1.06

0.69

   First Quarter

1.25

0.75

Month Ended

   November 30, 2002

0.28

0.28

   October 31, 2002

0.48

0.48

   September 30, 2002

0.42

0.42

   August 31, 2002

0.64

0.64

   July 31, 2002

0.55

0.51

D.

Selling Shareholders

This item is not applicable.

E.

Dilution

This item is not applicable.

F.

Expenses of the Issue

This item is not applicable.


ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This item is not applicable.

B.

Memorandum and Articles of Association

1.

Trivalence Mining Corporation, a British Columbia, Canada corporation (the "Registrant" or "Trivalence") was incorporated on September 18, 1984 under the British Columbia "Company Act" (the "Company Act") by registration of its Memorandum and Articles under the name "Pink Jade Ventures Inc."  On January 28, 1987 the Registrant changed its name to "Bullion Range Exploration Corp."  On August 9, 1991 the name was changed to "Maximusic North America Corporation."  On September 18, 1991 the name was changed to "Maximusic North American Corporation."  On March 1, 1995 the name was changed to "Trivalence Mining Corporation." The Registrant's Memorandum and Articles do not provide for any specific objects or purposes or place any limitations on the Registrant's objects or purposes or place any limitations on the Registrant's objects or purposes.

1.

Set forth below is a summary of provisions contained in the Registrant's Articles with respect to:

(a)

Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

A director who is in any way directly or indirectly interested in an existing or proposed contract or transaction.  Subject to the provisions of the company Act, this prohibition does not apply to (1) any contract or transaction or transaction relating to a loan to the Registrant which has been guaranteed by the director or a corporation or firm in which the director has an interest; (ii) any contract or transaction made or to be made which or for the benefit of a holding corporation or a subsidiary corporation of which the director is a director; (iii) any contract by the director to subscribe for or underwrite shares or debentures to be issued by the Registrant or a subsidiary of the Registrant; (iv) any contract, arrangement or transaction in which the director is interested if all the other directors are also interested; (v) determining the remuneration of the directors; (vi) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or (vii) the idemnification of any director by the Registrant.

 (b)

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

There is no restriction in the Registrant's articles with respect to the power of the directors to vote compensation to themselves or any members of their body.

(c)

Borrowing powers exercisable by the directors and how much such borrowing can be varied:

The directors have the power from time to time on behalf of the Registrant to (i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or the Registrant or any other person; and (iii) mortgage, charge and give other security over the property and assets of the Registrant, both present and future.  Any borrowing approved by the directors may be varied by the directors from time to time upon such terms and conditions as they think fit.

(d)

Retirement or non-retirement of directors under an age limit requirement:

The directors are not required to retire upon reaching a specific age.

(a)

Number of shares, if any, required for director's qualification:

None

3.

All Common Shares of the Registrant rank equally as to dividends, voting rights, rights to share in profits, participation in any surplus in the event of liquidation and in all other respects.  Each share carries one vote at meetings of the shareholders of the Registrant. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, redemption rights, special liquidation rights, pre-emptive rights or subscription rights attached to the Common Shares.  The shares presently issued are not subject to any calls or assessments.

1.

The rights of the Common Shares may not be modified other than by special resolution, being a resolution approved by 3/4 of the Common Shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with two persons present holding or representing not less than 5% of the Common Shares entitled to be voted, the rights of the holders of Common Shares may be modified by the votes of less than a majority of the Issued Common shares of the Registrant.

Under the Company Act, where a special resolution to modify the rights of the holders of Common Shares has been passed, the holders of not less than 10% of the Common Shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the grounds that the affairs of the Registrant are being conducted or the powers of the directors are being exercised in a manner oppressive to one or more of the shareholders or that some act of the Registrant has been done or is threatened or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more  of the  shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim of final order if it considers appropriate, including the following:

a.

direct or prohibit any act or cancel or vary any transaction or resolution;

b.

regulate the conduct of the Registrant's affairs in the future;

c.

provide for the purchase of the Common Shares of any member of the Registrant by another member of the Registrant, or by the Registrant;

d.

in the case of a purchase by the Registrant, reduce the Registrant's capital or otherwise;

e.

appoint a receiver or receiver manager;

f.

order that the Registrant by wound up;

g.

authorize or direct that proceedings be commenced in the name of the Registrant against any party on the terms the Court directs;

h.

require the Registrant to produce financial statements;

i.

order the Registrant to compensate an aggrieved person; and

j.

direct rectification of any record of the Registrant.

There are no restrictions on the purchase or redemption of Common Shares by the Registrant while there are any arrears in the payment of dividends or sinking fund installments.

1.

Subject to any extensions permitted pursuant to the company Act, an annual general meeting is to be held once in every calendar year at such time (not being more than 13 months after the holding of the last annual general meeting) and place as may be determined by the directors.  The directors may convene an extraordinary general meeting whenever they think fit.  Under the Company Act, any one or more shareholders holding 10% or more of the Registrant's shares can requisition a general meeting.  In certain circumstances, a shareholders' meeting can be called by the Supreme Court of British Columbia.

2.

There are no limitations on the rights to own securities.

3.

There are no provisions in the Registrant's Articles which would have an effect for delaying, deferring or preventing a change of control of the Registrant.

4.

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

5.

The law of British Columbia relating to Items 2-8 is not significantly different from the law of the United States.

6.

There are no conditions in the Memorandum and Articles governing changes in capital which are more stringent that is required by law.

C.

Material Contracts

Joint Venture Agreement between Tinto Botswana Exploration Pty Limited and Trivalence Mining Corporation is attached as an Exhibit.

D.     Exchange Controls

Canadian Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends paid in 1997 and thereafter, if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (See "Additional Information - Taxation").

Except as provided in the Investment Canada Act (the "Act"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Trivalence or its subsidiaries.

Management of the Company believes that the following summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold identified, to either notify, or file an application for review with Investment Canada, the federal agency created by the Act. The notification procedure involves a brief statement of information about the investment on a prescribed form that is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

1.	An investment to establish a new Canadian business; and
2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

Direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless a World Trade Organization ("WTO") member country investor (the U.S. being a member of the WTO) is making the acquisition;

2.	Direct acquisitions of control of Canadian businesses with assets of $160 million or more by a WTO investor;
3.

Indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

Indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if an investor acquires less than one-third of the voting control of a Canadian corporation.

A WTO investor, as defined in the Act, includes an individual who is a national or a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors. The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

E.

Taxation

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, individuals may be deducted in  computing the U.S. Holder's United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules  govern  this  classification  process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company."

In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a "foreign personal holding company". However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If  50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company would potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to the treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interests therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitation, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than being subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The management of the Registrant believes that the Company is not a PFIC. However, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements which will be imposed on QEFs.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was "controlled") attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United  States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder's federal income tax liability.

Filing of Information Returns

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

F.

Dividends and Paying Agents

This item is not applicable.

G.

Statement by Experts

This item is not applicable.

H.

Documents on Display

Documents concerning Trivalence which are referred to in this annual report may be inspected upon written request to the Corporate Administrator of Trivalence as follows:

Warren Robb
VP Investor Relations
502-815 Hornby Street
Vancouver, British Columbia
Canada  V6Z 2E6

Trivalence is subject to the informational requirements of the Security Exchange Act of 1934, as amended, and the requirement to file reports and other information with the SEC. You may read and copy any of  Trivalence's report and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC's regional officers at 7 World Trade Center, Suite 1300, New York, N.Y. 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Trivalence is required to file reports and other information with the BC securities commissions in British Columbia, Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that Centurion files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's Electronic Document Gathering Retrieval System (EDGAR).

As a foreign private issuer, Trivalence is exempt from the rules under the Exchange Act, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in the Corporation's proxy circular prepared under Canadian securities rules.

I.

Subsidiary Information

This item is not applicable.


ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Exchange Rate Sensitivity

The Company is exposed to currency risk as some of its transactions are denominated in currencies other than the Canadian dollar.  The Company earns revenue and incurs operating expenses predominantly in US dollars.  However, the Company reports in Canadian dollars and unfavorable changes in the applicable exchange rates may result in foreign exchange losses.

At June 30, 2002, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts.

	2002	2001	2000	1999

Guinean Francs	$2,674,307	$1,865,376	$940,612	$810,541
US Dollars	$14,079	$1,183,635	$892,764	$935,058
South African Rands	$97,616	$238,358	$112,386	$107,456
	$2,786,002	$3,287,369	$1,945,762	$1,853,055

The Company does not engage in any hedging activities to mitigate currency exchange risk.

Interest Rate Sensitivity

The Company's long-term indebtedness bears fixed interest rates.  Therefore the Company is not exposed to the risk of changing interest rates that may have a detrimental affect on its earnings in future periods.

Credit Risk (Cash Business)

Terms of sale of the Company's diamond production require full payment before the delivery of diamonds sold.  Therefore, the Company is not subject to significant risk of incurring bad debts.

Fair Value

The fair value of the Company's cash, accounts receivable and prepaid expenses, advances to affiliates, accounts payable, accrued liabilities, and long-term debt were estimated to approximate their carrying values.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependant, to a significant extent, upon prevailing market prices for diamonds.  Prices are subject to wide fluctuations in response to changes in supply and demand for diamonds, market uncertainty and a variety of additional factors that are beyond the control of the Company.  The Company does not engage in any hedging activities.


ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This item is not applicable.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There have been no defaults in the payment of principal, interest or a sinking or purchase fund installment. There are no dividend arrearages or any other delinquencies.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has been no modification or qualification of the instruments defining the rights of holders of any class of registered securities. There are no assets securing any class of registered securities. There has been no change in the last financial year to the trustee of the registered securities.

ITEM 15

DEFAULTS UPON SENIOR SECURITIES

Trivalence has not issued and is not in default of any senior securities.

ITEM 16

CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

There has been no modification of the constituent instruments defining the rights of the holders of any class of registered securities and nor has there been any limitation or qualification of the rights evidenced by any class of registered securities by the issuance or modification of any other class of securities.

PART III

ITEM 17

FINANCIAL STATEMENTS

The Company's Consolidated  financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Material measurement differences between GAAP in Canada and GAAP in the United States applicable to the Company, are described in note 21 of financial statements.

The Financial Statements and notes thereto as required under Item 17 are attached hereto, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of Deloitte &Touche LLP, Chartered Accountants, is included herein immediately preceding the financial statement.

For audited financial statements for fiscal 2002, 2001 and 2000 please see item 19 below.

ITEM 18

FINANCIAL STATEMENTS

Not Applicable

ITEM 19

EXHIBITS

a)

Financial Statements filed as part of this annual report attached as appendix "F".

b)

Joint-Venture Agreement between Tinto Botswana Exploration (Pty) Limited and the Company.

c)

Consulting agreement between Larnite Capital Corporation and the Company.


SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIVALENCE MINING CORPORATION.
Date: December 19, 2002	Signed: "Lutfur Rahman Khan" Lutfur Rahman Khan President and Chief Executive Officer


CERTIFICATIONS

I, Lutfur Rahman Kahn, certify that:

1. I have reviewed this annual report on Form 20-F of Trivalence Mining Corporation for the fiscal year ended June 30, 2002;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

December  19, 2002

/s/ "Lutfur Rahman Kahn"

 Lutfur Rahman Kahn, Chairman

of the Board, President and Chief

Executive Officer


CERTIFICATIONS

I, Hamish Malkin, certify that:

1. I have reviewed this annual report on Form 20-F of Trivalence Mining Corporation for the fiscal year ended June 30, 2002;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

December   30 , 2002

/s/ "Hamish Malkin"

Hamish Malkin, Chief Financial Officer


EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made as of the 10 day of  June, 2002.

BETWEEN:

TRIVALENCE MINING CORPORATION

A corporation carrying on business in

the Province of British Columbia

(hereinafter referred to as "the Corporation")

- and -

LARNITE CAPITAL CORPORATION, of the City of

Richmond, in the Province of British Columbia

(hereinafter referred to as "the Contractor")

WHEREAS:

A.

The Corporation wishes to employ Mr. Lutfur Rahman Khan as a Chief Executive Officer & President,  Contractor will provide Mr. Lutfur Rahman Khan to act as Chief Executive Officer and President of the Corporation.

B.

The Contractor desires to accept employment with the Corporation and agrees to the terms set out in this agreement.

IT IS AGREED AS FOLLOWS:

1.0

APPOINTMENT AND TERM

1.1

The Contractor is employed as Chief Executive Officer & President of the Corporation to carry out all duties usually incidental to that office as  set out in this Agreement.  In addition, the Contractor shall carry out such other duties as directed by the Board of Directors.

1.2

This Agreement shall continue in full force and effect indefinitely, until terminated in accordance with the provisions of Article 7.0, or until the disability, death or the retirement of the Contractor, whichever first occurs.

1.3

The Contractor accepts his employment subject to the terms and conditions set out in this Agreement.

2.0

REMUNERATION

2.1

The Contractor shall be paid a monthly gross salary of $10,000.00 US$ ($120,000 US$ per annum) (herein called the "Base Salary").  The Base Salary shall be payable in arrears in equal monthly installments.  The Contractor shall be eligible to receive stock options, bonuses, which shall be determined solely at the discretion of the Board of Directors of the Corporation. The Corporation shall reimburse the Contractor for costs related to any professional society memberships. The Contractor shall be be reimbursed up to $6,000 US$ for joining a club.

2.2

The Base Salary shall be reviewed annually and may be increased at the discretion of the Board of Directors of the Corporation.  In no event shall the Contractor's salary be less than that specified in Clause 2.1

3.0

BENEFITS

3.1

The Contractor shall be entitled to participate in, on the same terms and subject to the same conditions as are in effect at the time of use, all benefits and plans for which senior management employees of the Corporation are eligible, including: dental plan, pharmaceutical, life insurance, accidental death and dismemberment insurance, travel accident insurance, short term and long term disability insurance programs.

4.0

EXPENSES

4.1

The Corporation will reimburse the Contractor for all travel and other expenses,  actually and reasonably incurred in the performance of his duties on behalf of the Corporation.  Reimbursement will be made on the submission of an expense claim and proper vouchers to the Corporation.

5.0

VACATION

5.1

The Contractor shall be entitled to a paid annual vacation in the aggregate of 6 weeks per year.  Any vacation not taken during the year may accrue to the next year.

6.0

DUTIES

6.1

Unless prevented by ill health, the Contractor shall devote reasonable time and attention to the business of the Corporation and discharge and carry out the usual duties and functions, and exercise such powers, as are incidental to the position of Chief Executive Officer & President, and such other incidental duties as are requested by the Corporation from time to time.

7.0

TERMINATION

7.1

The Corporation shall have the right to terminate the employment of the Contractor for just cause at any time without prior notice.  In the event of such termination for just cause, the Corporation shall pay the Contractor any Base Salary owing to him up to and including the date of termination of employment together with accumulated vacation pay to which he is entitled under the laws of British Columbia.

7.2

Notwithstanding anything else in this Agreement, the Corporation may terminate the employment of the Contractor for any reason, at its sole discretion, on Eighteen (18) months notice to the Contractor, or Eighteen (18) month Salary in lieu thereof.  In the event of such termination, the Contractor shall also receive payment in lieu of outstanding benefits in an amount equal to the Corporation's cost for the Contractor's Benefits for the notice period.

7.3

The Contractor may terminate his employment on three (3) months prior notice to the Corporation which notice may be waived by the Corporation in whole or in part, at its sole discretion.  In any event, the Contractor will be paid his salary until his effective date of resignation. All benefits will cease effective on the last day of the Contractor's notice period.

8.0

PARKING

8.1

The Corporation will provide, at its expense, a parking space for the use of the Contractor at its current office.

9.0

CONFIDENTIALITY

9.1

The contractor shall not , except as authorized or required by his duties, reveal or divulge to any person or companies any of the trade secrets, secrets or confidential operations, processes or dealings or any information concerning the organization, business, finances, transactions or other affairs of the Company which may come to his knowledge during the term of this contract and shall keep in complete secrecy all confidential information entrusted to him and shall not use or attempt to use any such information in any manner which may incur or cause loss either directly or indirectly to the Company's business or may be likely so to do. This restriction shall continue to apply after the termination of this agreement for a term of six months.

10.0

INDEMNIFICATION OF EXECUTIVE

10.1

Subject to the provisions of the Business Corporations Act (BC), the Corporation agrees to indemnify and save the Contractor harmless from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonable incurred by him in respect of any civil, criminal or administrative action or proceeding to which the Contractor is made a party by reason of having been an officer of the Corporation, or by reason of any action taken or failed to be taken by the Contractor, the Board of Directors of the Corporation, or any director officer, employee or agent of the Corporation if:

(a)

the Contractor acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Contractor had reasonable ground for believing that his conduct was lawful.

10.2

Subject to the provisions of the Business Corporations Act (Alberta), the Corporation agrees, with the approval of the court, to indemnify and save the Contractor harmless from and against all costs, charges and expenses reasonable incurred by him in respect of an action by or on behalf of the Corporation to procure a judgment in the Corporation's favor to which the Contractor is made a party by reason of having been a director of officer of the corporation, if:

(a)

the Contractor acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Contractor had reasonable grounds for believing that his conduct was lawful.

The corporation shall take all action reasonable necessary to obtain the court's approval for the foregoing indemnification obligations.

The Corporation shall investigate adequate Director's and Officer's insurance for the Corporation.

11.0

NOTICES

11.1

All notices, which may be given under this Agreement, shall be in writing and may be delivered personally, by courier, by telefax or by single pre-paid registered mail addressed as follows:

To: the Contractor:

Larnite Capital Corporation

6800 Gibbons Drive

Richmond,BC

V7C 2E1

To the Corporation:

Trivalence Mining Corporation.

502-815 Hornby Street

Vancouver, BC

 V6Z 2E6

11.2

Any notice, which is delivered by single pre-paid registered mail, shall be deemed to be given on the fifth business day after which it was mailed.

11.3

All notices pursuant to this clause shall be effective on receipt. Either party may give to the other a notice of change of address for the giving of notice pursuant to this Agreement.

12.0

GENERAL

12.1

Execution of Documents

The Contractor agrees to execute any proper oath or execute or verify any proper documents required to carry out the terms of this Agreement.

12.2

Entire Agreement

This Agreement sets forth the entire agreement and understanding between the Corporation and the Contractor relating to the subject matter herein and merges all prior discussions between us.

12.3

Severability

If any provision in this Agreement is for any reason unenforceable, in whole or in part, the unenforceability shall not affect the enforceability of any other provision in this Agreement.

12.4

Successors and Assigns

This Agreement will be binding on my heirs, executors, administrators and other legal representatives and will be for the benefit of the Corporation, its successors, and its assigns.

12.5

Acknowledgment

I acknowledge that I have read this Agreement, understand it, and have had an opportunity to consider it before signing it.  I acknowledge that I had the opportunity to consult a lawyer prior to executing this Agreement.

12.6

This Agreement should be construed in accordance with the laws of British Columbia.

12.7

This Agreement is subject to the jurisdiction of the Courts in BC.

12.8

Each of the parties agrees to execute and deliver all such agreements, deeds and documents as may be necessary to carry out the intent and meaning of this Agreement.

By their signatures, the parties hereby agree to the terms and conditions of this Agreement as of the date first above written.

The signature of Trivalence

Mining Corporation was hereunto

affixed by its authorized signatories:

signed: "Waseem Rahman"

Waseem Rahman

signed: " Omair Choudhry"

 Omair Choudhry

The signature of Larnite Capital

Corporation was hereunto

affixed by its authorized signatories:

Signed: "Lutfur Rahman Khan"

 Lutfur Rahman Khan


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIVALENCE MINING CORPORATION

(Registrant)

By:/s/ Hamish Malkin

(Signature)

Hamish Malkin, CA

Chief Financial Officer

Date: December 30, 2002