Form 20-F/A
period 2002-06-30
TRIVALENCE MINING CORP
filed 2002-12-31
CIK 1071172

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

b)

Joint-Venture Agreement between Tinto Botswana Exploration (Pty) Limited and the Company.

c)

Consulting agreement between Larnite Capital Corporation and the Company.


Auditors' Report and Consolidated Financial Statements of

TRIVALENCE MINING CORPORATION


Auditors' Report

To the Directors of

Trivalence Mining Corporation:

We have audited the consolidated balance sheets of Trivalence Mining Corporation as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended June 30, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion of these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended June 30, 2002 and 2001, we conducted our  audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended June 30, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Chartered Accountants

Vancouver, British Columbia

October 4, 2002

Comments by Auditor on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Directors dated October 4, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

October 4, 2002


TRIVALENCE MINING CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)
June 30

		2002		2001
ASSETS				
CURRENT				
Cash and cash equivalents	$	**949,636**	$	894,185
Accounts receivable and prepaid expenses		**807,854**		654,153
Advances to affiliates		**44,085**		16,884
Inventory (Note 4)		**5,023,339**		5,137,063
Total current assets		**6,824,914**		6,702,285
MINERAL PROPERTIES (Note 5)		**13,142,065**		13,711,270
CAPITAL ASSETS (Note 6)		**7,463,378**		8,267,009
Total assets	$	**27,430,357**	$	28,680,564
LIABILITIES				
CURRENT				
Accounts payable	$	**1,102,629**	$	1,656,688
Accrued liabilities		**1,894,783**		1,800,839
Convertible loans payable (Note 7)		**10,087,140**		-
Current portion of obligation under capital lease (Note 8)		**282,742**		282,742
Income taxes payable		**18,000**		14,000
Total current liabilities		**13,385,294**		3,754,269
CONVERTIBLE LOANS PAYABLE (Note 7)		**-**		6,727,378
OBLIGATION UNDER CAPITAL LEASE (Note 8)		**187,279**		469,701
FUTURE INCOME TAX (Note 19)		**2,006,000**		2,988,000
Total liabilities		**15,578,573**		13,939,348
NON-CONTROLLING INTEREST (Note 9)		**931,224**		385,022
SHAREHOLDERS' EQUITY				
Share capital (Note 10)		**17,911,673**		17,760,994
Equity component of convertible loans payable (Note 12)		**1,630,395**		1,252,395
Additional paid in capital (Note 12)		**484,330**		484,330
Deficit		**(9,105,838)**		(5,141,525)
Total shareholders' equity		**10,920,560**		14,356,194
Total liabilities, non-controlling interest and shareholders' equity	$	**27,430,357**	$	28,680,564

NATURE OF OPERATIONS AND CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD:

(Signed) Lutfur Rahman Khan

Lutfur Rahman Khan, Director

(Signed) Dr. Asif A. Syed

Dr. Asif A. Syed, Director


TRIVALENCE MINING CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Years ended June 30		
	2002	2001	2000
REVENUE			
Diamond sales	**$ 14,336,974**	$ 15,928,928	$ 22,415,756
Interest and other	**28,181**	242,220	190,628
	14,365,155	16,171,148	22,606,384
EXPENSES			
Direct cost of production of diamond sales (Note 11)	**12,478,272**	13,360,480	11,927,159
Selling, general and administrative (Note 16)	**3,439,432**	3,770,023	3,615,688
Interest and bank charges	**1,630,900**	1,586,263	1,659,238
Exploration	**63,101**	557,391	332,990
Depletion and amortization	**2,310,007**	1,906,760	1,767,809
Loss on dilution of investment of subsidiary (Note 9)	**894,175**	-	-
	20,815,887	21,180,917	19,302,884
(LOSS) INCOME BEFORE UNDERNOTED ITEM	**(6,450,732)**	(5,009,769)	3,303,500
Option income	**1,311,125**	-	-
(LOSS) INCOME BEFORE INCOME TAXES	**(5,139,607)**	(5,009,769)	3,303,500
Current income tax recovery (provision) (Note 19)	**(4,000)**	194,000	(158,000)
Future income tax recovery (provision) (Note 19)	**982,000**	(638,000)	(285,000)
NET (LOSS) INCOME BEFORE NON-CONTROLLING INTEREST	**(4,161,607)**	(5,453,769)	2,860,500
NON-CONTROLLING INTEREST (Note 9)	**347,973**	110,336	(360,051)
NET (LOSS) INCOME	**(3,813,634)**	(5,343,433)	2,500,449
(DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR	**(5,141,525)**	201,908	(2,298,541)
PREMIUM PAID ON PURCHASE OF COMMON SHARES CANCELLED (Note 10 (c))	**(150,679)**	-	-
(DEFICIT) RETAINED EARNINGS, END OF YEAR	**$ (9,105,838)**	$ (5,141,525)	$ 201,908
(LOSS) EARNINGS PER SHARE			
Basic	**$ (0.22)**	$ (0.31)	$ 0.16
Fully diluted	**$ (0.22)**	$ (0.31)	$ 0.13
Weighted average number of common shares used to calculate basic (loss) earnings per share	**17,290,984**	17,027,056	16,101,087



TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUING OPERATIONS

Trivalence Mining Corporation (the "Company") was incorporated under the laws of British Columbia on September 18, 1984.  The Company is currently mining its alluvial diamond property at Aredor, the Republic of Guinea, mining its kimberlite diamond deposit at Palmietgat, South Africa and exploring for kimberlite pipes on its existing and prospective properties.

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

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which for these financial statements, conform in all material respects with those of the United States (US GAAP0, except as outlined in Note 21.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Basis of presentation (continued)

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Company	Place of Incorporation	Ownership

First City Mining Company	Alberta	1.000000
Pioneer Mining Company N.V.	Netherlands Antilles	1.000000
Aredor FCMC S.A.	Republic of Guinea	0.850000
Anglo-Canadian Mining Corporation	British Virgin Islands	1.000000
Fraser Mining Corporation	British Virgin Islands	1.000000
North American Mining Corporation	South Africa	1.000000

All inter-company transactions and balances have been eliminated.

The Company carried out a portion of its activities through an incorporated joint venture until March 31, 2001.  Prior to that date these activities were accounted for on a proportionate consolidation basis.  On March 31, 2001, the Company acquired the interest of the joint venture partner (Note 3).

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of ninety days or less.

(d)

Inventory

Diamond inventory is carried at the lower of average direct production cost, and net realizable value.  Mine supplies are carried at the lower of cost and net replacement value.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral properties

The Company follows a method of accounting for its mineral properties and interests whereby all direct costs relating to acquisition and development are capitalized by property.  Pre-production revenues are offset to direct costs capitalized.  Where pre-production revenues exceed direct development costs on a sustained basis, commercial production is deemed to have begun.  Exploration costs are charged to operations as they are incurred.  On the commencement of commercial production, deferred costs are charged to operations on a unit of production basis, by property, using estimated recoverable reserves as the depletion base.

No gains or losses are recognized on the sale of properties except where there is a significant disposition of reserves.  Partial dispositions of undeveloped properties and option proceeds are credited to the cost of the related property except that when the proceeds exceed cost, the excess is credited to operations.  During the periods presented there have been no dispositions of mineral property interests.

The aggregate costs related to abandoned properties are charged to operations.

On a quarterly basis the Company compares the carrying value of mineral properties to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment.  An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows.  During the periods covered by these financial statements there was no indication of impairment.

(f)

Capital assets

Plant and equipment are recorded at cost.  Amortization is provided on a declining basis over the estimated useful life of the assets at the following annual rates:

Plants

20%

Mining equipment

20%

Vehicles & light equipment

20%

Office furniture & equipment

20%

For reporting purposes, amortization of mineral property development costs at the Aredor mine began on October 1, 1997. For reporting purposes at the Palmietgat mine, amortization of mineral property development costs began on April 1, 2001.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Capital assets (continued)

On a quarterly basis the Company compares the carrying value of capital assets to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows.  During the periods presented there was no indication of impairment.

 (g)

Environmental and site reclamation costs

The Company is obligated to restore the mineral properties to their original condition subsequent to cessation of commercial production.  Due to the nature of the diamond mining operations, and the vegetation and climate in the mining concession area, these costs are not expected to be significant in relation to operations.  Ongoing reclamation costs are charged to operations in the period incurred.  The Company will continue to monitor estimated future costs and will accrue such costs on a unit of productions basis if they become material.

(h)

Stock based compensation

Compensation expense is recognized when stock options are issued to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the stock options is charged to deficit.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option.  The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

(i)

Revenue recognition

Diamond sales are recognized at the time diamonds are delivered to the purchasers, and when the price is fixed or determinable.  This coincides with the receipt of payment and the transfer of title and the risks and benefits of ownership.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Foreign currency translation

Transactions originally denominated in currencies other than Canadian dollars are translated into Canadian dollars using the temporal method whereby non-monetary assets and liabilities, revenues and expenses are translated at rates in effect on the dates of the transactions.  Monetary assets and liabilities denominated in foreign currency are translated based on the period end exchange rate.  Realized and unrealized foreign exchange gains and losses are included in the determination of income.

(a)

Earnings per share

Diluted net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. Common share equivalents include stock options and warrants as described in Note 10.

This method requires that the dilutive effect of convertible securities should be reflected in the diluted earnings per share by application of the 'if-converted' method. The dilutive effect of outstanding call options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents had been exercised at the beginning of the period (or at time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of common shares during the period.

3.

ACQUISITION OF NORTH AMERICAN MINING CORPORATION (PTY) LTD.

Effective February 11, 2001 the Company acquired the remaining 50% of the shares of North American Mining Corporation (PTY) Ltd. ("North American") from its former joint venture partner.  The purchase price was satisfied by the issuance of 728,571 common shares of the Company for $947,142, a cash payment of $226,185 (US$150,000) and the settlement of $335,452 due from the former joint venture partner. The business combination has been accounted for by the purchase method.  These consolidated financial statements include the operations of North American since February 12, 2001.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

3.

ACQUISITION OF NORTH AMERICAN MINING CORPORATION (PTY) LTD.

 (continued)

The fair value of the net assets of North American (as it relates to the 50% acquired) at the date of acquisition were as follows:

Current assets (net of bank indebtedness of $15,591)	$47,102
Current liabilities	(63,456)
(16,354)
Mineral property	744,562
Capital assets	780,602
Consideration	$1,508,810

4.

INVENTORY

	2002	2001

Diamonds	$427,699	$251,290
Stockpiles	38,488	6,503
Fuel, oil and grease	240,609	311,394
Parts and supplies	3,952,784	3,977,278
In transit	363,759	590,598
	$5,023,339	$5,137,063


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTIES

	2002	2001
PRODUCING
Aredor Concession:
Acquisition costs	$10,427,786	$10,427,786
Development expenditures, less recoveries	1,676,894	1,676,894
Less: accumulated depletion	(1,055,603)	(634,414)
	11,049,077	11,470,266
Palmietgat Concession:
Acquisition costs	2,357,052	2,357,052
Development expenditures, less recoveries	(126,620)	(126,620)
Less: accumulated depletion	(174,189)	(26,173)
	2,056,243	2,204,259
	13,105,320	13,674,525

NON-PRODUCING
Kokong Concession:
Acquisition of exploration license	36,745	36,745
	36,745	36,745
	$13,142,065	$13,711,270

Aredor Concession

The Company has the following obligations relating to the Aredor concession.

(a)

Payment of a 10% mining tax on the sales value of rough diamonds, a 2% mining tax on the sale of cut diamonds and a 5% mining tax for any gold produced.

(b)

The requirement to meet certain mine development targets predominantly based upon processing capacity.

The Company ceased capitalizing development costs net of production revenues on September 30, 1997.  If the Company does not satisfy the remaining obligations, the Concession Agreement provides for a 90-day grace period for curing a condition of default; the Concession Agreement is otherwise silent on further action by either party.  As a part of the acquisition agreement of the concession, the Company has agreed, if requested, to sell a 10% interest in the concession to residents of Guinea at fair value.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

In August 2001, the Company signed a Joint Venture Agreement for the Aredor Kimberlite Project ("AKP") with Rio Tinto Mining and Exploration Limited ("Rio Tinto").

The Agreement grants Rio Tinto an option to earn an undivided forty percent (40%) interest in the AKP by making exploration expenditures totaling US$6,000,000 prior to the third anniversary of the December 15, 2000 Letter of Intent ("Initial Program").   During the term of the Initial Program, Rio Tinto shall make minimum exploration expenditures as follows:  US$1,500,000 in Year 1, US$2,000,000 in Year 2 and US$2,500,000 in Year 3.  Rio Tinto may earn an additional undivided 13% interest in the AKP by conducting and completing a feasibility study assessing the economic viability of the AKP within two years.  The cost of this study will be solely the responsibility of Rio Tinto.   If at the completion of the feasibility study both parties decide to proceed, Rio Tinto shall have the option to earn an additional 5% interest in the AKP for a total of 58% by arranging, subject to the Company's agreement, the provision of the Company's share of such third party debt finance as shall be required in connection with the AKP.  The Company's alluvial diamond operations are excluded from the AKP.

In the event that Rio Tinto terminates the option after earning a 40% interest in the AKP, Rio Tinto's interest will be automatically converted into a 3.5% gross proceeds royalty capped at US$15,000,000 which may be purchased by the Company on payment of US$7,500,000.

As a further consideration for granting the option, Rio Tinto shall pay the Company and Aredor shareholders up to US$8,500,000 in cash. The payment schedule is as follows:  US$750,000 (received) on signing the Joint Venture Agreement, US$250,000 upon the first anniversary of the Letter of Intent (received subsequent to June 30, 2002), US$500,000 upon the second anniversary of the Letter of Intent, US$500,000 upon the third anniversary of the Letter of Intent, US$2,500,000 upon completion of the feasibility study and US$4,000,000 upon a decision to mine.

The parties have agreed that Rio Tinto shall have the right to market all the diamonds produced from the AKP on arm's length terms under a life-of-mine sales agency agreement in a form to be annexed to the Joint Venture Agreement.

Palmietgat Concession

In May 1999, the Company entered into a Joint Venture Agreement to acquire mineral rights to the Palmietgat farm in the northern province of South Africa.  Up to February 11, 2001, the Company had a 50% interest in the joint venture which developed and operated a kimberlite diamond mine on the acquired property.  The Company was obligated under the terms of the Joint Venture Agreement to fund the acquisition and development costs up to US$1,740,000.  On February 11, 2001, the Company exercised an initial option to acquire an additional 10% interest in the joint venture for US$150,000 prior to commercial production.  On February 11, 2001 the Company also exercised a second option to acquire the remaining 40% for 728,571 common shares of the Company and the settlement of $335,452 due from the former joint venture partner (Note 3).

Kokong Exploration License

In June 1999 the Company acquired four prospecting licenses in the Republic of Botswana.  The four licenses grant the right to explore for precious stones in the Kgalagadi District.  In April 2000 the Company acquired a fifth prospecting license in the same area.  The three-year term of the licenses can be extended or reduced if the Company wishes to abandon the project. During the year ended June 30, 2002, the Company incurred exploration costs of $15,165 (2001 - $327,963) on the Kokong property which were included in operations.

In March, 2002, the Company signed a Joint Venture Agreement for the Kokong Project ("Kokong") with Tinto Botswana Exploration Pty Limited ("Tinto"), a subsidiary of Rio Tinto.  The Letter of Understanding confirms the intent of the Company and Tinto to negotiate an Option and Joint Venture Agreement in which Tinto will be granted an option to earn up to a 75% interest in the diamond bearing kimberlite deposits on the Kokong Project.  The option is to include the following terms:

(a)

Tinto will earn an undivided 65% interest in the property by making US$3,500,000 in exploration expenditure prior to the fourth anniversary of the Letter of Understanding.

(b)

Tinto may earn an additional 10% interest in the property by initiating a feasibility study and incurring a further US$5,000,000 of expenditures by the seventh anniversary of the Letter of Understanding.

6.

CAPITAL ASSETS

		2002			2001
			Accumulated	Net Book		Accumulated	Net Book
		Cost	Amortization	Value	Cost	Amortization	Value

Plant		$3,562,443	$1,581,614	$1,980,828	$3,557,851	$1,232,288	$2,325,563
Mining
	equipment	10,222,663	5,137,304	5,085,359	9,330,683	3,899,693	5,430,990
Vehicles and
	light equipment	446,844	232,763	214,080	413,838	170,057	243,781
Office furniture
	and equipment	461,148	278,038	183,111	453,555	186,880	266,675
		$14,693,097	$7,229,719	$7,463,378	$13,755,927	$5,488,918	$8,267,009


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

7.

CONVERTIBLE LOANS PAYABLE

		2002	2001
Series 1999-A Debenture
	Third debenture of $4,225,000 (2001 - $4,225,000)	$4,713,909	$4,139,806

Series 1999-B Debenture
	Debenture of $1,250,000 (2001 - $1,250,000)	1,394,648	1,170,131

Series 2000-A Debentures
	First debenture of $1,100,000 (2001 - $1,100,000)	1,227,290	1,100,000
	Second debenture of $300,000 (2001 - $300,000)	354,174	317,441

Series 2001-A Debentures
	First debenture of $1,100,000 (2001 - Nil)	1,203,236	-
	Second debenture of $1,100,000 (2001 - Nil)	1,193,883	-
		10,087,140	6,727,378
Current portion		(10,087,140)	-
Non-current portion		$-	$6,727,378

Series 1999-A Debenture

First and second debentures

During the year ended June 30, 2000, the first and second debentures were fully converted into share capital at a price of $1.15 per share, resulting in the issue of 1,152,174 shares.

Third debenture

During the year June 30, 1999 the Company issued a Series A debenture in the principal amount of $4,925,000, repayable December 31, 2000, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $1.15 per unit until April 30, 2000 and $1.40 per unit until December 31, 2000.  Each unit consists of a common share and a warrant exercisable for common shares of the Company at $1.15 per share in the first year and $1.32 in the second year. The debenture is secured by a fixed and floating charge on the Company's assets.

During the year ended June 30, 2000, $925,000 face value of the debenture was converted, resulting in the issue of 804,347 shares at a price of $1.15 per share and 804,347 share purchase warrants, exercisable for common shares of the Company at $1.15 in the first year and $1.32 in the second year.  Subsequently the amount available to be drawn down was increased by $225,000 to a total value of $4,225,000.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

7.

CONVERTIBLE LOANS PAYABLE (continued)

Of the face value of the loan, $800,000 had been classified as an equity component. The liability component of the loan has been fully accreted by June 30, 2002 (2001 - $714,806).  During the year ended June 30, 2002, the maturity date of the debenture was extended to April 1, 2003 and the conversion price was increased to $1.90 per unit until April 1, 2003.

Series 1999-B debenture

During the year June 30, 1999 the Company issued a Series B debenture in the principal amount of $4,925,000, repayable December 31, 2000, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into shares of the Company at a conversion price of $1.15 per unit until April 30, 2000 and $1.40 per unit until December 31, 2000.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

During the year ended June 30, 2001, the Company repaid $2,500,000 of the outstanding loan and $484,330 of the equity component was transferred to additional paid in capital.

 At June 30, 2002, $265,676 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002 (2001 - $185,801).  During the year ended June 30, 2002, the maturity date of the debenture was extended to April 1, 2003 and the conversion price was increased to $1.90 per unit until April 1, 2003.

Series 2000-A1 debenture

On February 4, 2000 the Company issued a Series 2000-A1 debenture in the principal amount of $1,600,000 repayable June 30, 2001, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $1.15 per unit until April 30, 2001 and $1.40 per unit until June 30, 2001.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

During the year ended June 30, 2001, the face value of the debenture was reduced to $1,100,000.

At June 30, 2002, $116,747 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002 (2001 - $116,747).  During the year ended June 30, 2002, the maturity date of the debenture was extended to April 1, 2003 and the conversion price was increased to $1.90 per unit until April 1, 2003.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

7.

CONVERTIBLE LOANS PAYABLE (continued)

Series 2000-A2 debenture

On February 4, 2000 the Company issued a Series 2000-A2 debenture in the principal amount of $300,000 repayable June 30, 2001, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $1.70 per unit until February 17, 2001 and $1.95 per unit until June 30, 2001.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

At June 30, 2002, $69,969 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002 (2001 - $69,979).  During the year ended June 30, 2002, the maturity date of the debenture was extended to April 1, 2003 and the conversion price was increased to $1.95 per unit until February 20, 2003 and $2.20 per unit until April 1, 2003.

Series 2001-A1 debenture

In September 2001 the Company issued a Series 2001-A1 debenture in the principal amount of $1,100,000 repayable August 21, 2003, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $0.80 per unit until August 21, 2003.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

At June 30, 2002, $149,000 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002.

Series 2001-A2 debenture

In November 2001 the Company issued a Series 2001-A2 debenture in the principal amount of $1,100,000 repayable October 1, 2003 with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $.50 per unit until October 1, 2003.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

7.

CONVERTIBLE LOANS PAYABLE (continued)

Series 2001-A2 debenture (continued)

At June 30, 2002, $229,000 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002.

During the year ended June 30, 2002, the Company amended and restated the Series 1999 A3 debenture, the Series 1999 B debenture, the Series 2000 A1 debenture and the Series 2000 A2 debenture previously issued to the Lender so that they are in substantially the same form as the recent Series 2001 A1 and A2 debentures.  The charging clauses in the debentures issued in 1999 and 2000 did not grant the Lender the security over the Company's personal property that both the Company and the Lender had intended be granted.  As a condition of the Lender's agreement to advance the loan secured by the Series 2001 A2 debenture, the Lender required that the prior debentures be amended and restated.  The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience.  The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension on the conversion provisions.  In February 2002, the Company arranged for the extension of the maturity date of various debentures from October 1, 2002 to April 1, 2003.

Waiver of non-payment of interest

Under the terms of the debentures, interest at 11% per annum is payable monthly in arrears.  At June 30, 2002, $1,213,640 of accrued but unpaid interest is included in convertible notes payable.  The Company has obtained a waiver of non-payment of interest from the lender through June 30, 2002 and prospectively through to January 1, 2003.  Interest will continue to accrue on each note at 11% per annum, compounded monthly.

Because the default for non-payment of interest has not been granted prospectively for a period at least 12 months from June 30, 2002, all debt secured by the debentures has been classified as a current liability.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

8.

OBLIGATIONS UNDER CAPITAL LEASE

Included in capital assets is mining equipment that the Company has acquired pursuant to a three-year lease agreement terminating on December 15, 2003.  The rate of interest in terms of the lease agreement is 8.46%.  Future minimum lease payments are as follows:

	2002	2001

2001	$-	$340,217
2002	340,217	340,217
2003	170,109	170,109
Total minimum lease payments	510,326	850,543
Less interest portion	40,305	98,100
Present value of capital lease obligation	470,021	752,443
Current portion	282,742	282,742
Non-current portion	$187,279	$469,701

9.

NON-CONTROLLING INTEREST

Non-controlling interest represents the interests in the net assets of Aredor FCMC S.A. ("Aredor") attributable to the 15% equity interest of Aredor not owned by the Company.

		2002	2001
Non-controlling interest
	Balance, beginning of year	$385,022	$495,358
	15% interest in capitalization of advance by the
	Company to Aredor FCMC S.A.	894,175	-
	Share of net loss of Aredor FCMC S.A. for the year	(347,973)	(110,336)
		$931,224	$385,022

Under the laws of the Republic of Guinea, the Company was required to rectify a shareholders' deficiency by capitalizing US$4,320,891 of its advance to Aredor FCMC S.A. (Aredor) at December 31, 2001. As a result, a loss on dilution of a subsidiary in the amount of $894,175 (US$648,000) was recognized in the current year, with a corresponding increase in the non-controlling interest.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL

(a)

Authorized

100,000,000 common shares with no par value

(b)

Issued and outstanding

(c)

During the year ended June 30, 2001, the Company entered into a normal course issuer bid for the purchase of its common stock through the facilities of the Toronto Venture Exchange.  Purchases were not to exceed 869,420 common shares over a 12 month period ending July 25, 2001 at market price.  As at June 30, 2001, the Company had purchased 826,000 shares for $1,006,329. In July 2001 the 826,000 shares were cancelled and the premium of $150,679 paid on the purchase of the shares was charged to the deficit

(d)

Share purchase options

At June 30, 2002, there were 1,374,000 options outstanding under the Company's stock option plan.  Under the Toronto Venture Exchange ("TSX-V") policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company.  The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the TSX-V immediately preceding the grant of the option less a sliding scale discount permitted by the TSX-V.  The Board of Directors determines at the date of grant the time at which any option may vest.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL (continued)

(d)

Share purchase options (continued)

The following table summarizes stock option activity for each of the years in the three year period ended June 30, 2002:

deferred charges

			Weighted
			Average
		Number of	Price per
		Shares	Share

Balance, June 30, 1999		1,450,000	0.86
	Granted	180,000	1.49
	Cancelled	(20,000)	0.97
	Exercised	(88,000)	0.85
Balance, June 30, 2000		1,522,000	0.94
	Granted	70,000	1.30
	Cancelled	(30,000)	1.70
	Exercised	(10,000)	0.85
Balance, June 30, 2001		1,552,000	0.94
	Granted	407,000	0.40
	Cancelled	(585,000)	0.88
	Exercised	-	-
Balance, June 30, 2002		1,374,000	$0.80


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL (continued)

(d)

Share purchase options (continued)

As at June 30, 2002, the following stock options were outstanding and exercisable:

Three columns

Number of		Exercise
Shares	Expiry date	Price

352,000	July 25, 2002	$0.85
45,000	July 25, 2002	1.17
190,000	April 1, 2003	0.85
115,000	August 28, 2003	0.85
30,000	August 28, 2003	1.00
50,000	January 7, 2004	0.85
20,000	August 26, 2004	1.00
35,000	February 7, 2005	1.15
55,000	March 17, 2005	1.70
25,000	June 20, 2005	1.60
50,000	February 8, 2006	1.30
407,000	April 24, 2007	0.40
1,374,000

(e)

Share purchase warrants

The following table summarizes warrant activity for each of the years in the three year period ended June 30, 2002:

deferred charges

			Weighted
			Average
		Number of	Price per
		shares	share
Balance, June 30, 1999		5,536,250	2.30
	Issued (Note 9)	1,956,521	1.15
Balance, June 30, 2000		7,492,771	2.00
	Cancelled or expired	(7,492,771)	2.00
Balance, June 30, 2001 and 2002		-	$-


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

11.

DIRECT COST OF PRODUCTION OF DIAMOND SALES

		2002	2001	2000

Opening inventory		$5,137,063	$3,991,261	$3,220,966
Guinean mining tax (10% of
	rough diamond sales)	1,288,214	1,551,942	2,241,575
Fuel, labour, parts and supplies, other		10,826,962	13,177,748	10,471,805
Foreign exchange loss (gain)		140,130	(338,611)	(180,421)
Reclamation		109,242	115,203	164,495
Less: closing inventory		(5,023,339)	(5,137,063)	(3,991,261)
		$12,478,272	$13,360,480	$11,927,159

12.

EQUITY COMPONENT OF CONVERTIBLE LOANS PAYABLE

Convertible loans payable are segregated into their debt and equity components at the date of issue.  The financial liability component, representing the value allocated to the liability at inception, is included in convertible loans payable.  The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares and share purchase warrants issuable on conversion, is classified in shareholders' equity as "Equity component of convertible loans payable".  These components have been measured at their respective fair values on the date the convertible debentures were issued.

The components of the convertible instruments at June 30, 2002 and 2001 were as follows:

	2002	2001

Debt component	$10,087,140	$6,727,378
Equity component	1,630,395	1,252,395
Additional paid-in capital (Note 7)	484,330	484,330
Less: accretion to date	(2,114,725)	(1,571,663)
Face value of convertible loans	$10,087,140	$6,892,440

Over the term of the debentures, the debt component was being accreted to the face value of the instrument by the recording of an additional finance costs. At June 30, 2002, all unamortized equity component of the convertible loans payable was accreted to the face value of the instrument as a result of non-payment of interest.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

13.

COMMITMENTS

(a)

The Company is obligated under a lease for office premises and marketing agreements.  The net commitments are as follows:

deferred charges

Year ending June 30,

2003	$65,664
2004	38,304
$103,968

(b)

The Company is obligated under the terms of the Aredor concession agreement to pay US$40,000 per month for rental of equipment and other assets situated on the concession during the tenancy of the concession.  At June 30, 2002, the Company had withheld 16 months' rent (US$640,000, which is included as a liability) pending resolution of US$862,000 in value added tax refunds due to the Company from the Guinea Ministry of Finance.

(c)

The Company is obligated under certain employment and management agreements.  The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000.  Employment agreements provide for payments of up to eighteen month's salary on the termination of certain senior officers' employment.

14.

RELATED PARTY TRANSACTIONS

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

(a)

management fees of $457,396 (2001 - $518,577;  2000 - $507,056) were paid during the year ended June 30, 2002 to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.

(b)

accounts receivable of $44,084 (2001 - $16,884) due from a company with a common director.

Management fees are agreed between the parties and approved by the Board of Directors.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

15.

SEGMENTED INFORMATION

The Company operates in one industry segment, that being the acquisition, exploration, development and operation of diamond and mineral properties.

The Company currently operates in four geographic areas.  The Company's revenues are derived from its operations as follows:

	2002	2001	2000

Republic of Guinea	$12,882,113	$15,519,412	$22,415,756
South Africa	1,466,558	409,516	-
Canada	16,484	242,220	190,628
	$14,365,155	$16,171,148	$22,606,384

The location of the Company's long lived assets is as follows:

	2002	2001

Republic of Guinea	$17,178,559	$18,126,426
South Africa	3,303,741	3,715,244
Canada	86,398	99,864
Botswana	36,745	36,745
	$20,605,443	$21,978,279


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

16.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

		2002	2001	2000

Auditing and legal		$247,154	$202,088	$131,055
Management fees		457,396	518,577	507,056
Investor relations		279,915	312,195	491,039
Consulting fees		226,790	373,088	302,837
Rent		173,722	179,390	173,755
Communications		179,744	68,176	85,474
Travel		285,965	461,573	390,318
Salaries and wages		1,056,511	1,395,608	1,183,899
Diamond sales commissions
	and export taxes	409,263	168,971	110,112
Office and other		232,936	264,546	266,559
Cost recoveries		(109,964)	(174,189)	(26,414)
		$3,439,432	$3,770,023	$3,615,688

17.

CASH FLOW INFORMATION

(a)

Changes in non-cash working capital items

	2002	2001	2000

Accounts receivable and prepaids	$(153,701)	$(508,504)	$124,149
Advances to affiliates	(27,200)	(6,153)	25,341
Inventory	113,724	(1,080,497)	(770,295)
Due from Joint Venture partner	-	(88,122)
Accounts payable	(554,060)	412,961	(12,132)
Accrued liabilities	93,944	775,156	(553,899)
Income taxes payable	4,000	(194,000)	158,000
	$(523,293)	$(689,159)	$(1,028,836)

(b)

Supplementary cash flow information

	2002	2001	2000

Interest paid	$93,138	$4,365	$70,194
Income taxes paid	-	-	-


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

18.

FINANCIAL INSTRUMENTS

(a)

Fair value

The fair value of the Company's cash and cash equivalents, accounts receivable, advances to affiliates, accounts payable, accrued liabilities and obligations under capital lease were estimated to approximate their carrying values.  Due to the short term to maturity and the non-arm's length basis of the transactions, the fair value of the convertible debentures is not determinable.

(b)

Financial risk

Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

(c)

Credit risk

Credit risk concentration with respect to accounts receivable is limited as no terms of credit are extended for the Company's diamond sales.

19.

FUTURE INCOME TAXES

The reported income tax provision differs from the amount computed by applying the Canadian basic statutory rate to the net income (loss) before income taxes.  The reasons for this difference and the related tax effect are as follows:

		2002	2001	2000

Canadian basic statutory tax rate		0.4%	0.5%	0.5%
Expected income tax recovery (expense)		$2,056,000	$2,255,000	$(1,487,000)
Adjustment to provision due to
	lower foreign tax rate	(444,000)	(1,234,000)	1,307,000
Effect of changes in the valuation allowance		-	(268,000)	-
Tax losses not recognized in the period
	that the benefit arose	(318,000)	(1,041,000)	-
Over-provision of taxation in prior years		-	208,000	-
Accretion expense not deductible for tax		(217,000)	(362,000)	(278,000)
Dilution loss not deductible for tax		(45,000)	-	-
Other		(54,000)	(2,000)	15,000
Income tax provision		$978,000	$(444,000)	$(443,000)


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

19.

FUTURE INCOME TAXES (Continued)

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.  Significant components of the Company's future tax assets and liabilities are as follows:

Three columns

		2002	2001

Future income tax assets:
	Net operating tax losses carried forward	$5,959,000	$4,278,000
	Valuation allowance for future income tax assets	(2,756,000)	(2,103,000)
Net future income tax assets		3,203,000	2,175,000
Future income tax liabilities:
	Book value of assets in excess of tax value	(5,209,000)	(5,163,000)
Future income tax, net		$(2,006,000)	$(2,988,000)

At June 30, 2002 the Company had the following loss carry-forwards available for tax purposes:

	Amount	Expiry

Canada	$4,456,000	2003 - 2009
Republic of Guinea	9,149,000	2004 - 2007
South Africa	1,237,000	indefinite
Netherland Antilles	6,000	indefinite
British Virgin Islands	9,000	indefinite

	$14,857,000

20.

SUBSEQUENT EVENTS

Subsequent to June 30, 2002 the Company borrowed US$325,000 from a company with a common director.  The loan is due on demand, bears interest at 11% and is unsecured.

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

Balance Sheets:

					2002				2001			2000
			Canadian			U.S.	Canadian				U.S.	Canadian		U.S.
			GAAP		Adjustments	GAAP	GAAP		Adjustments		GAAP	GAAP	Adjustments	GAAP
Assets
	Current assets		$6,824,914		$-	$6,824,914	6,702,285		$-		$6,702,285	$7,077,034	$-	$7,077,034
	Mineral property (a)(b)		13,142,065		(5,155,750)	7,986,315	13,711,270	(4,483,437)	(5,364,275)	-	8,346,995	13,483,034	(4,180,592)	9,302,442
	Capital assets (b)		7,463,378		(124,949)	7,338,429	8,267,009	(386,001)	(643,340)	-	7,623,669	7,032,835	(386,001)	6,646,834
Total assets			$27,430,357	$-	$(5,280,699)	$22,149,658	$28,680,564		$(6,007,615)		$22,672,949	27,592,903	(4,566,593)	23,026,310

Liabilities
	Current liabilities		$13,385,294		$3,487	$13,388,781	$3,754,269		$-		$3,754,269	$2,574,655	$-	$2,574,655
	Long-term convertible		-									8,037,935	1,441,977	9,479,912
		loans (c)					6,727,378	-	165,062	-	6,892,440
	Obligation under capital
		lease (b)	187,279		2,309	189,588	469,701	-	(8,776)	-	460,925	8,037,935	1,441,977	9,479,912
	Future income tax		2,006,000		52,000	2,058,000	2,988,000		(54,000)		2,934,000	2,065,000	85,000	2,150,000
Total liabilities			15,578,573		57,796	15,636,369	13,939,348		102,286		14,041,634	20,715,525	2,968,954	23,684,479

Non-controlling
	interest		931,224		(931,224)	-	385,022	-	(385,022)		-	135,307	(135,307)	-

Shareholders' Equity
	Issued shares (c) and (d)		17,911,673		414,791	18,326,464	17,760,994	-	414,791	-	18,175,785	15,228,547	673,125	15,901,672
	Equity component of
		convertible loan (c)	1,630,395		(1,630,395)	-	1,252,395		(1,252,395)		-	1,850,000	(1,850,000)	-
	Additional paid in
		capital (c) and (f)	484,330		319,466	803,796	484,330		319,466		803,796	-	303,546	303,546
	Other comprehensive
		income (b)	-		359,113	359,113	-		(436,387)		(436,387)	-	(117,731)	(117,731)
	Deficit		(9,105,838)		(3,870,246)	(12,976,084)	(5,141,525)	-	(4,770,354)	-	(9,911,879)	(2,298,541)	(4,967,203)	(7,265,744)
Total shareholders' equity			10,920,560		(4,407,271)	6,513,289	14,356,194		(5,724,879)		8,631,315	14,780,006	(5,958,263)	8,821,743
Total liabilities and
	shareholders' equity		$27,430,357		$(5,280,699)	$22,149,658	$28,680,564		$(6,007,615)		$22,672,949	$35,630,838	$(3,124,616)	$32,506,222


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

Net earnings (loss) :

				Years ended June 30,
				2002	2001	2000	1998
(Loss) income before income taxes under
	Canadian GAAP			(5,139,607)	$(5,009,769)	$3,303,500	$2,424,479
		Additional amortization of
			mineral property (a)	(265,121)	(72,147)	(302,845)	(616,738)
		Foreign exchange (b)		127,660	(558,105)	(180,493)	(489,450)
		Accretion of convertible
			loans (c)	543,367	805,307	616,667	100,000
		Loss on dilution of investment
			in subsidiary (a)	894,175
		Stock compensation costs related to issue		-
			of warrants (c) and escrow shares (d)	-	-	(450,000)	(308,203)
		Consultant expense (g)		-	-	(50,250)	(160,341)
(Loss) income before income taxes under U.S. GAAP				(3,839,526)	(4,834,714)	2,936,579	949,747
	Income tax provision			926,000	(262,000)	(486,000)	(60,000)
Net (loss) income under U.S. GAAP				$(2,913,526)	$(5,096,714)	$2,450,579	$889,747

Basic (loss) earnings per share				$(0.17)	$(0.30)	$0.15	$0.09
Diluted (loss) earnings per share				$(0.17)	$(0.30)	$0.14	$0.09
Weighted average number of shares outstanding
	under U.S. GAAP			17,290,984	17,027,056	16,101,187	15,043,547

(a)

Commercial production and mineral property costs

Under Canadian GAAP, it was determined that effective October 31, 1997, the Company's Aredor concession entered into its commercial production phase.  This determination was based on achieved diamond production from the alluvial diamondiferous deposit.  Prior to October 1, 1997, the Company deferred development costs of the alluvial deposit, net of proceeds from diamond sales.

Under U.S. GAAP, it has been determined that for accounting purposes the commercial production phase of operations cannot commence until a more comprehensive evaluation concludes the economic feasibility based upon unit cost per carat, quality, size, recoveries, and other factors.  Based on this determination the following adjustments are required to restate the Company's financial statements to U.S. GAAP.


TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

(a)

Commercial production and mineral property costs (continued)

(i)

Expenditures capitalized as development costs have been redesignated as exploration costs and expensed in the period incurred.

(ii)

Proceeds from diamond sales previously applied to reduce capitalized development costs have been credited to operations in the period incurred.

(iii)

Amortization of mineral acquisition costs for Canadian GAAP is determined under the unit-of-production basis.  As stated above, the resource information available is not sufficient for U.S. GAAP purposes to establish a depletable base.  Therefore under U.S. GAAP, mineral acquisition costs are amortized on a straight-line basis over the minimum term of the mining concession or the expected mine life, whichever is less.

(iv)

Non-controlling interest and loss on dilution of investment in subsidiary are adjusted to reflect the restated Aredor FCMC operating results.

(b)

Foreign currency translation

Under Canadian GAAP, Aredor and North American are determined to be integrated foreign subsidiaries which results in the use of the temporal method of translation whereby gains and losses on translation are reported in operations.  Under US GAAP assets and liabilities of subsidiaries not reporting in the parent Company's functional currency are translated at rates of exchange prevailing at each balance sheet date.  Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations.  Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders' equity as other comprehensive income.

(c)

Convertible loans

Under Canadian GAAP, convertible loans have been segregated into their liability and equity components measured at their respective fair values at the date the convertible loans were issued.  Previously, over the term of the convertible loans the liability component were accreted to the face

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

(c)

Convertible loans (continued)

value of the convertible loans by the recording of additional interest expense. At June 30, 2002, all remaining debt components were accreted to face value owing to the fact that the convertible loans were in default (see Note 7).

Under U.S. GAAP, the convertible loans issued are recorded entirely as debt with no portion segregated as an equity component.  Further, on the issuance of the shares and warrants on the conversion of the loans, the conversion amount has been allocated between the shares and warrants based on the pro-rata fair value of each instrument.  During the year ended June 30, 2000, the amount assigned to the warrant of $450,000 resulted in a charge to income and a credit to additional paid-in capital.

(d)

Accounting for stock-based compensation

For Canadian GAAP purposes, the Company accounts for stock-based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  As at June 30, 2002, no compensation cost has been recorded for any period under this method.

Statement of Financial Accounting Standard No 123, Accounting for Stock-Based Compensation (SFAS 123), requires the use of the fair value method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  During the year ended June 30, 2002, no options were issued to individuals other than employees and directors and therefore no consulting expense was recognized under US GAAP.  For the year ended June 30, 2000 the options granted to individuals other than employees and directors were fair valued under SFAS 123 and were recognized as a consulting expense under US GAAP.

SFAS 123, however allows the Company to continue to measure the compensation cost of options granted to employees in accordance with Accounting Principles Board Opinion No. 25.  The Company has adopted the disclosure-only provisions of SFAS 123.

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

(d)

Accounting for stock-based compensation (continued)

The following pro forma financial information presents the net (loss) earnings and the (loss) earnings per common share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

		Years ended June 30,
		2002	2001	2000

Net (loss) earnings for the period
	US GAAP	$(2,913,526)	$(5,096,714)	$2,450,579
	Additional stock based compensation costs	(57,847)	(46,488)	(95,600)
Pro forma net (loss) earnings		$(2,971,373)	$(5,143,202)	$2,354,979
Pro forma basic (loss) earnings per share		$(0.17)	$(0.30)	$0.15

Using the fair value method for stock based compensation, additional costs of approximately $57,847, $46,488 and $95,600 would have been recorded for the periods ended June 30, 2002, 2001, and 2000, respectively.  This amount is determined using an option pricing model assuming no payment dividends, a weighted average volatility of the Company's share price of 70% (2001 - 51%; 2000 - 50%) and a weighted average annual risk free interest rate of 3.92% (2001 - 5.69%; 2000 - 5.56%).

(e)

Comprehensive income

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), which establishes standards for reporting comprehensive income and its components in financial statements.  Comprehensive income or loss, as defined, includes all changes in equity (net assets) during a period from non-owner sources.

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

(a)

Comprehensive income (continued)

		Years ended June 30,
		2001	2001	2000

Net (loss) earnings under U.S. GAAP		$(2,913,526)	$(5,096,714)	$2,450,579
Other comprehensive item:
	Cumulative translation adjustment	795,500	499,149	180,493
Comprehensive (loss) income		$(2,118,026)	$(4,597,565)	$2,631,072
Basic (loss) earnings per share		$(0.12)	$(0.27)	$0.16

(f)

Accounting for derivative instruments and hedging activities

In June 1998 the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which standardizes the accounting for derivative instruments.  SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  FASB subsequently issued SFAS No. 137 which delayed the required effective date for adoption of SFAS 133 to fiscal years beginning after June 15, 2000.  The Company does not engage in hedging activities or invest in derivative instruments; therefore the adoption of SFAS 133 had no significant financial impact

(g)

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.  SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets.  These standards require all future business combinations to be accounted for using the purchase method of accounting.  Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually.

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (Continued)

(g)

Recent accounting pronouncements (continued)

The Company is required to adopt SFAS No. 141 and No. 142 on a prospective basis as of July 1, 2002, but is permitted to adopt them in the first quarter of 2002.  The Company is currently evaluating the impact that the adoption of these pronouncements may have on its financial position and results of operations;  however, due to these pronouncements being issued in late July 2001 and the expectation that the FASB will issue further guidance with respect to adoption of both SFAS No. 141 and No. 142, the Company is currently unable to determine the impact that the adoption of these pronouncements may have on its financial position or results of operations.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets".  SFAS 144 supersedes Statement of Financial Accounting Standard No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30 for the disposal of a business segment.  SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale.   The Statement also broadens the presentation of discontinued operations to include disposals of a component of an entity and provides additional implementation guidance with respect to the classification of assets as held-for-sale and the calculation of an impairment loss.  The Company will adopt SFAS 144 at the beginning of fiscal 2003. The adoption of SFAS 144 did not have a material impact on the Company's financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities".  SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan.  As SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

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