Form 20-F
period 2003-06-30
TRIVALENCE MINING CORP
filed 2003-12-29
CIK 1071172

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number: 0-29908

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

TABLE OF CONTENTS

Item No.

     Page

Part  I

Item

1

Identity of Directors, Senior Management and Advisors

 6

Item

2

Offer Statistics and Expected Timetable

 6

Item

3

Key Information

 6

Item

4

Information on Trivalence

14

Item

5

Operating and Financial Review and Prospects

27

Item

6

Directors, Senior Management and Employees

36

Item

7

Major Shareholders and Related Party Transactions

41

Item

8

Financial Information

44

Item

9

The Offer and Listing

45

Item

10

Additional Information

47

Item

11

Quantitative and Qualitative Disclosures About Market Risk

57

Item

12

Description of Securities Other than Equity Securities

58

Part  II

Item

13

Defaults, Dividend Arrears and Delinquences

58

Item

14

Material Modifications to the Rights of Security Holders

58

and Use of Proceeds
Item  15

Controls and Procedures

58

Item

16

Audit Committee Financial Expert

59

Part  III

Item

17

Financial Statements

59

Item

18

Financial Statements

60

Item

19

Exhibits

60

FORWARD LOOKING STATEMENT

This Annual Report includes “Forward Looking Statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objective, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates”, or “does not anticipate”, “plans”, estimates”, or intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or bee achieved) are not statements of historical fact and may be “forward looking statements”.  Such statements are included, in this Annual Report, in the sections, among others, entitled “Operating and Financial Review and Prospects,” and “Business Overview.”  Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  See “Risk Factors.”  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

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

Note: Other Terms references herein to the “ Company” or “Registrant”, or “Trivalence" shall mean “Trivalence Mining Corporation”.

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3     KEY INFORMATION

A.

Selected Financial Information

The following selected consolidated financial data (in Canadian dollars) for the years ended June 30, 2003, 2002, 2001, 2000, and 1999, are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith.

	Selected Financial Data

	For the Fiscal Year Ended June 30th
Canadian GAAP:	2003	2002	2001	2000	1999

Cash	$125,303	$949,636	$894,185	$7,592,015	$3,551,587
Total Assets	23,727,865	27,430,357	28,680,564	32,655,376	27,595,903
Current Liabilites	4,817,457	13,385,294	3,754,269	2,413,954	2,574,655
Long Term Debt	13,250,784	187,279	7,197,079	7,790,809	8,037,935
Future Income Tax	154,000	2,006,000	2,988,000	2,350,000	2,065,000
Non-controlling Interest	874,665	931,224	385,022	495,358	135,307
Share Capital	17,911,673	17,911,673	17,760,994	17,811,681	15,228,547
Share Subscriptions
Equity Components of
Convertible Instruments	2,222,771	1,630,395	1,252,395	1,591,666	1,850,000
Additional paid in capital	484,330	484,330	484,330
Deficit	(15,987,815)	(9,105,838)	(5,141,525)	201,908	(2,298,541)
Revenue	11,614,789	14,365,155	16,171,148	22,606,384	12,071,947
Administrative Expenses	3,417,767	3,439,432	3,770,023	3,615,688	3,051,648
Income (Loss) For the Period	(6,881,977)	(3,813,634)	(5,343,433)	2,500,449	(2,130,588)
Basic Earnings (Loss) Per Share	($0.40)	($0.22)	($0.31)	$0.16	($0.14)
Fully Diluted Earnings (Loss)
Per Share	($0.40)	($0.22)	($0.31)	$0.13	($0.14)

United States GAAP:

Total Assets	$17,123,294	$22,149,658	$22,672,949	$27,785,938	$23,026,310
Future Income Tax	$85,000	2,058,000	2,934,000	2,478,000	2,150,000
Long Term Debt	$13,546,972	189,588	7,353,365	8,616,119	9,479,912
Non-Controlling Interest	-	-	-	-	-
Share Capital	18,326,464	18,326,464	18,175,785	18,226,472	15,901,672
Additional Paid In Capital	803,796	803,796	803,796	803,796	303,546
Other comprehensive income	(730,332)	359,113	(436,387)	62,762	(117,731)
Deficit	(19,726,063)	(12,976,084)	(9,911,879)	(4,815,165)	(7,265,744)
Revenue	11,614,789	14,365,155	16,171,148	22,606,384	12,071,947
Administrative Expenses	3,417,767	3,439,432	3,770,023	3,615,688	3,087,785
Income (Loss) For the Period	(6,749,979)	(2,913,526)	(5,096,714)	2,450,579	(1,761,167)
Basic Earnings (Loss) Per Share	($0.39)	($0.17)	($0.30)	$0.15	($0.12)
Fully Diluted Earnings (Loss) Per Share	($0.39)	($0.17)	($0.30)	$0.14	($0.12)

Neither Trivalence nor its predecessors have declared or paid dividends on its common shares during the last five fiscal periods. Any future decision to declare dividends on Trivalence common shares will be made by the Board of Directors depending upon the financial requirements of Trivalence to finance growth, the financial condition of Trivalence and other factors, which the Board of Directors of Trivalence may consider appropriate in the circumstances. Trivalence anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

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

YEAR
	2003(1)	2002	2001	2000	1999

High	1	2	2	1.5320	1.5475
Low	1.3160	2	1	1.4378	1.4535
Average for Period	1	2	2	1.4789	1.4891
End of Period	1	2	2	1.5320	1.4420

MONTH	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Nov-03
High	1.3758	1.4116	1.4099	1.3877	1.3480	1.3359
Low	1.3342	1	1.3835	1.3471	1.3038	1.2973

The exchange rate on November 30, 2003 was 1.2973

B.

Capitalization and Indebtedness

This item is not applicable.

C.

Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.

Risk Factors

(i)

Exploration and Development Risks

The Aredor Alluvial diamond mine in Guinea does not possess any proven or probable reserves.  Present and future alluvial mining activities are based on indicated and inferred resources.  The Company's Palmietgat mine in South Africa is exploiting resources in three diamondiferous kimberlites.

Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.

(ii)

Operating Hazards and Risks

Mineral exploration involves operating hazards and risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources including, but not limited to, unusual or unexpected formations, cave-ins, pollution, equipment breakdown, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company has insurance covering its operations, and presently has liability insurance in an amount which it considers adequate; however, the nature of the risks associated with the Company's activities is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.  Of the above operating hazards and risks, the Company has from time to time experienced work stoppages due to equipment break-down and periodic flooding at Aredor, Guinea during the rainy season which generally occurs between June and October.

(iii)

Limited Operating History in Guinea

Trivalence commenced  operations in Guinea in October, 1997.  The Company reported a loss of  $6,881,977, $3,813,634, and $5,343,433 for the years ended June 30 2003, 2002, 2001, respectively.  The Company has not declared or paid dividends during the past five years and does not anticipate doing so in the foreseeable future.

(iv)

Inadequate Working Capital and Lack of Cash Flow

The Company may be required to raise further funds in the future for working capital purposes and for capital requirements.  There is no assurance that the Company will be able to obtain the funds required to continue operations on the Aredor Concession and to continue its exploration and development of the Concession.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property and may not realize a return on its investment.  The Company may generate additional working capital through equity offerings, borrowings, sale or the joint venture development of its properties and/or a combination thereof; there is no assurance that any such funds will be available for operations. Failure to obtain such additional capital, if needed, would have a material adverse effect on the Company's operations.

(v)

Going Concern Qualification to Financial Statements

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.  Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Negative cash flow from operations excluding changes in operating assets and liabilities was $4,903,208 for the year ended June 30, 2003.  The Company has not paid interest due under the terms of debentures securing convertible notes payable.  The non-payment of interest would constitute an event of default, however, the Company has obtained a waiver until August 31, 2004. Principal and interest due under the convertible notes payable at June 30, 2003 is in the amount of $13,250,784. The Company is also not in compliance with respect to rental payments as disclosed in Note 14 (b) of the above referenced Financial Statements. The Company's ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital.  The Company's consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

(vi)

Title to Assets

The Aredor Concession derives from a Presidential Decree dated May 8, 1996 granting the “La Convention D'Exploitation Miniere“  (the “Mining Agreement”); however, there is no guarantee that title to the Concession will not be challenged or impugned. In Guinea, all land belongs to the state.  No other entity, aboriginal or otherwise has the right to contest a mining agreement granted by the state.

In South Africa the mineral rights are to the farm Palmietgat 34 JR, Norther Province.  During the past year, there have been numerous reforms to the minerals legislation in South Africa.  In October 2002, the South African Government enacted its Mineral and Petroleum Resources Development Act (the “Act”) that deals with the State's policy towards the future of ownership of mineral rights and the procedures for conducting mining transactions in South Africa.  The Act emphasizes that the Government does not accept the existing ownership of mineral rights in South Africa, and the long-term objective is for all mineral rights to vest in the State.  The Act will come into operation on a date still to be finalized by the President of South Africa.

A further, primary objective of the Act is the pursuance of the Government's policy on furthering Black Economic Empowerment (“BEE”) within South Africa's mineral industry, by encouraging mineral exploration and mining companies to enter into partnerships with BEE companies.  The Act also makes provision for the implementation of social responsibility objectives by mining and exploration companies.  Applicants for prospective permits and mining licenses are required to provide details of these criteria.

In addition to the Act, the South African Government's recently approved Broad Based Socio-Economic Empowerment Charter within the mining sector embodies the Government's policy of facilitating the transfer of ownership in the South African mining industry to Historically Disadvantaged South Africans (“HDSA's”) within the next 10 years.  It also aspires to achieve employment equity of at least 40% participation by HDSA's in management within five years, and 10% participation by women.

It has also been agreed between the Government and the mining industry that mining companies will achieve the desired 26% BEE status (15% in five years and the full 26% in ten years) in a transparent manner, at fair market value and at no risk to the mining companies.  Stakeholders will meet after five years to review the progress made towards achieving the transition of ownership of mining assets to HDSA's.  Measurement of success in achieving BEE status could be based upon market share of South African mining production owned and controlled by HDSA's.

In March 2003, the Government released its proposed Mineral and Petroleum Royalty Bill (the “Bill”) outlining the State's policies with regard to the payment of royalties by mining companies.  The Bill proposes that diamond producers pay a Royalty of 8% from the sale of diamonds.  The Bill has yet to be implemented.  The impact of these policy changes on the Company and its operations in South Africa are indeterminate at this time.

(vii)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities.  Significant competition exists for the limited number of mineral acquisition opportunities.  As a result of this competition, the Company may be unable to acquire additional diamond properties and/or other mineral resource projects on terms it considers acceptable.

(viii)

Fluctuating Mineral Prices

The diamond mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of minerals.  Factors beyond the control of the Company may affect the marketability of any minerals discovered; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of diamonds and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.

(ix)

Potential Equity Dilution from Shares Reserved for Future Issuance

The Company had reserved, as of June 30, 2003 29,741,184 Common Shares for issuance upon the exercise of warrants, options and conversion of debt.  Such Common Shares represents a potential equity dilution of approximately 63% based upon the number of outstanding Common Shares at June 30, 2003 of 17,290,984. The issuance of these shares has already received Exchange approval.  Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At June 30 2003, the Company had 52,967,832 authorized but unissued and unreserved Common Shares.  Issuance of such additional shares may be subject to Exchange regulatory approvals and compliance with applicable securities legislation.

The Company entered into a Fiduciary Services Agreement effective September 10, 2003 as amended October 24, 2003 and a Term Sheet with ODL Securities Limited (ODL) of London, England to assist the Company on an institutional private placement financing of between $3 to $3.5 million.  The Company proposes to issue a minimum of 6,000,000 to a maximum of 7,000,000 Units at a price of $0.50 per Unit. Each Unit shall be comprised of one (1) Common Share and one (1) Warrant in the capital of the Company. Upon exercise within two years from the closing date of the private placement, each Warrant will entitle the holder thereof to acquire one (1) Common Share at a price of $0.75 common shares. The financing was closed on November 26, 2003 and Company issued 6,080,000 common shares from the treasury for gross proceeds of CND$ 3,040,000, these funds will be used to purchase heavy equipment, improving the existing equipment at the Aredor Alluvial Mine, Guinea and for general working capital.  Subsequent to year-end, the Company purchased three trucks and two new loaders from Bell South Africa under a two-year and a three-year lease, respectively for Aredor operations.

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

(xi)

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

(xii)

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

Environmental regulations in Guinea and South Africa require mining companies to take necessary measures to prevent pollution to the environment, to treat waste, emissions, and effluents, and to preserve the national heritage of forests and water resources.  To date,  the Company has not been subject to any fines or penalties for violations of relevant government regulations.

(xiii)

Insurance

The nature of risks the Company faces in the conduct of its business and operations are such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earnings and competitive position in the future and, potentially, its financial position.  The Company maintains a level of insurance that is in line with industry standards.  However, the Company does not carry property insurance on the assets and infrastructure acquired through the Mining Agreement that were abandoned by the previous operators of the Aredor Mine Guinea and for which the company is obligated under the terms of the Mining Agreement to pay a monthly rental amount.

(xiv)

Illicit Mining

Illicit mining on the Aredor Concession, Guinea has been an ongoing problem.  Mining equipment and diamonds are openly traded on local markets.  The mining operation and the plant were temporarily shut down in 1991 because of political unrest and hostilities during attempts by the previous owner to oust the illicit miners prior to the acquisition of the Concession by the Company. Presently, there is some illegal mining activity on the Concession.

(xv)

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

(xvi)

Uncertainty of Technology

The Company uses, in part, mobile prospecting rotary pan plants to ensure that gravel tramming distances are not excessive.  Rotary pan plant operators have stated that the kimberlite material could create clay problems and the alluvial terrace material could have concentration problems caused by the laterite. A magnetic separator could be used to remove some of the magnetic component in the terrance concentrates.  Flat alluvial material could have sedimentary screening problems.  There is also concern on the part of Aredor geologists about water problems in the actual mining of the alluvial flat material.  Processing of the alluvial material is subject to clay problems in the rotary pan plant.  There may be concentration problems caused by laterite in the alluvial terrace material.  There may be screening problems in the flat alluvial material.  There is, accordingly, a risk of poor recovery with respect to utilizing pan plant technology.

(xvii)

Management & Key Employees

The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

(xviii)

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

(i)

Aredor Alluvial Mine - Guinea, West Africa  The Company commenced production at Aredor for reporting purposes on October 1, 1997.  From May 1996 until September 30, 1997, the Company was primarily occupied with the development of the Aredor alluvial diamond mine.  The Company through Aredor FCMC S.A. owns 85% of the Aredor alluvial diamond mine.  The remaining 15% of Aredor FCMC is owned by the government of the Republic of Guinea.  In 2001 the Company signed a joint venture with Rio Tinto Mining Exploration & Ltd. of England to explore for economic kimberlite at the Aredor mine. After working for over two years and spending US $6.0 m Rio Tinto concluded that the economic potential of the kimberlite's identified did not need their internal targets and as a consequence Rio Tinto withdrew from the joint venture in March 2003. The Company plans to continue kimberlite exploration at Aredor.

(ii)

Palmietgat –Kimberlite Mine South Africa  In 1999, the Company acquired a 50% interest in the Palmietgat Kimberlite Project. In 2001, the Company exercised its option to purchase the remaining 50% from the joint venture partner. Over 3 million tonnes of kimberlite has been identified and the mine commenced commercial production in April 1, 2001.

(iii)

Kokong – Botswana  In 1999, the Company acquired five (5) prospecting licenses covering an area of 3,745 square kilometres in Botswana; the licence area is referreed to as the Kokong Project.  The licenced area hosted  known kimberlites, 14 of which have yielded diamonds but not in sufficient quantities or of sufficient quality to be economic. In 2002, the Company signed a joint venture agreement with a subsidiary of Rio Tinto Mining to explore for economic kimberlites on the Kokong property.   Rio Tinto is the operator.

The Company presently employs approximately 570 Guineans, in addition to approximately 44 expatriate employees at Aredor and about 25 employees in the Palmietgat project. The Vancouver head office employs 19 employees.  Contract drilling is minimal and restricted to the Company's kimberlite exploration program.  Other contract work is also minimal.

Until December 2001, the Company sold most of its diamonds by international tender in Conakry, the capital of the Republic of Guinea.  The sales were supervised by the Bureau of National Expertise and have taken place approximately every two months.  Buyers include representatives from firms in Europe, North America, and the Middle East, among others.  Sales were denominated in US dollars.  Terms of sale were cash before delivery of the diamond parcel purchased. However since January 2003 Company has sold most of its diamonds in Antwerp, Belgium, on the same terms. Diamonds produced from the Palmietgat Mine South Africa are sold through the Johannesburg Diamond Exchange through which both domestic and foreign buyers bid.  De Beers has a first right of refusal.

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

C.

Organizational Structure

Trivalence Mining Corporation, a British Columbia, Canada corporation was incorporated on September 18, 1984 under the Company Act by registration of its Memorandum and Articles under the name "Pink Jade Ventures Inc."

On January 28, 1987 the Company changed its name to "Bullion Range Exploration Corp."  On August 9, 1991 the name was changed to "Maximusic North America Corporation."  On September 18, 1991 the name was changed to "Maximusic North American Corporation."  On March 1, 1995 the name was changed to "Trivalence Mining Corporation."

The executive office and records office is located at #502 - 815 Hornby Street, Vancouver, British Columbia V6Z 2E6.

Trivalence carries on its business through wholly owned and indirectly owned subsidiaries as follows.

1.

Trivalence wholly owns First City Mining Company Limited, ("First City") a private Alberta company incorporated on December 14, 1995 pursuant to the laws of the Province of Alberta under which it is presently governed. First City was granted the Aredor Diamond Mine Concession (the “Concession”) by the Republic of Guinea ("Guinea") on March 28, 1996.

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

6.

Mine Development in three phases as follows:

(i)

First Phase (“Phase I”):  The Company must put into operation a first mobile pan plant for production and the auxiliary equipment with a maximum processing capacity of 1,600m3/day within 6 months of the commissioning of the prospecting mobile wash plant.

(ii)

Second Phase (“Phase II”):  This phase commences at the end of the Phase I during which the Company shall have processed approximately 330,000m3 of ore (corresponding to a period of approximately 6 to 8 months) with the first mobile pan plant for production.  The Company shall commission during this phase a second mobile pan plant for production and auxiliary equipment with a maximum processing capacity of at least 1,600m3/day.

(iii)

Third Phase (“Phase III”):  This phase commences at the end of the second phase during which the Company shall have processed approximately 990,000m3 of ore (corresponding to a period of approximately 14 to 16 months from the beginning of Phase I) with the first and second mobile pan plants for production.  The Company must commission during this phase a third mobile pan plant and auxiliary equipment with a processing capacity of at least 1,600m3/day.

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

Ownership of Concession

The Company's interest in the Concession is held indirectly through its ownership of First City.  First City wholly owns Pioneer.  Pioneer owns effectively 85% of the shares of Aredor the operating Guinea company.    Pursuant to Guinea law a director must be a shareholder.  Mr. Lutfur Khan is a director of Aredor and Trivalence has been issued one share which represents .02% of the issued shares of Aredor.  Mr. Khan holds the one share in trust for the Company.

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

Operations

In fiscal 2002-2003, Production was derived from primary alluvial sources by four 4600 series Manitowoc Draglines. These machines supplied feed to the 14-foot plant and from April, 2003 a Twin 8 foot (60 tph) pan plant.  Additionally the former operators Dense Media Separation (DMS) plant was redesigned and rebuilt during 2002/2003.  This 120/150 tph DMS plant is currently going through the commissioning run-in phase.

Revenue from diamond sales from the Aredor mine for the year ended June 30, 2003 was CAN $7,352,211 representing the sale of 23,358 carats; (US$4,973,855 (US$213/carat)).  In 2002, revenue was CAN $12,882,113 on the sale of 31,759 carats; (US$8,227,402 (US$259.06/carat)), and in 2001, CAN $15,519,412 on the sale of 36,221 carats for (US$10,229,426 (US$282.42/carat)).  The 43% decrease in diamond sales was due to a 26% reduction in carats sold and an 18% decrease in average selling price/carat. Management attributes part of the price decrease to the quality and size of diamonds produced and deterioration in world diamond prices during the year.  Management plans to continue holding most of its diamond sales in Antwerp.

Production cost of diamond sales for the year ended June 30, 2003 was CAN $10,813,264 compared with CAN $11,011,678 in 2002 and CAN $13,078,636 in 2001.  During the year ended June 30, 2003, the Company experienced lower fuel costs and lower royalty expenses due to lower sales volume as compared to 2002.  Production cost of diamond sales in 2002 was comparable to that in 2001, except for higher royalty expense due to higher sales volume in that year. The Aredor mine produced 26,304 carats during the year ended June 30, 2003 compared with 36,676 carats in 2002 and 35,077 carats in 2001.  The 28 % decrease in production during the year ended June 30, 2003 compared with 2002 is represented by 20 % decrease in the head feed and 7% decrease in the grade mined (carats/tonne).  The year ended June 30, 2002 compared with 2001 represented a 6 % increase in head feed tonnage offset by a 1 % decrease in grade (carats/tonne).

Production cost/carat produced excluding royalty expense was $383.14 for the year ended June 30, 2003 compared with  $265.12/carat in 2002 and  $318.23 in 2001, respectively.  The increase in unit cost of production for 2003 as compared to 2002 was due to a decrease in diamonds produced and higher spare parts expense.  The decrease in unit cost of production in 2002 compared with 2001 was due primarily to reduced parts expense and a small reduction in the unit cost of diesel fuel.  In April 2003, the re-commissioned twin 8-foot pan plant (60 tph) began operations.  The 8-foot plant (60 tph) remains in production. The Company is scheduled to start commercial production from its third plant, a 120 - 150ton/hr. DMS plant by end of November 2003. This plant is currently operational and going through the testing phase.

The mining blocks now being exploited in the area of the 14-foot pan plant are expected to be exhausted by December 2003, and the redesigned DMS plant can be fed with ore mined with existing equipment while the commercial 14-foot plant is being moved to new blocks, a process that may take up to four months. The Twin 8-foot plant is currently producing and will remain in production.  By the spring of 2004, the Company expects to have all three plants in full production, and the increased production from all three plants is expected to generate positive cash flow going forward. The Company plans to increase excavating capacity through the overhaul and upgrade of its existing draglines, and by purchasing one additional dragline by the end of December 2003. Subsequent to year-end, the Company has purchased three additional trucks and two new loaders to support the DMS plant. The Company closed an institutional private placement financing of $3,040,000 on November 26, 2003. Net proceeds will be used to purchase additional heavy equipment, upgrade some existing equipment at Aredor and for general working capital.  The Company's kimberlite exploration program will be continued by its Aredor exploration personnel.

Review of Mining and Exploration Assets in Guinea, South Africa and Botswana (by SRK Consulting of UK)

In August 2003, the Company hired SRK Consulting of UK to produce a report covering its exploration and mining Assets. These comprise two operating diamond mines, the Aredor alluvial diamond mine in Guinea and the Palmietgat kimberlite mine in South Africa; and exploration concessions around Aredor and also in Botswana.

SRK is an international group, which comprises over 500 professional staff offering expertise in a wide range of engineering and scientific disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. SRK has offices in the UK, Canada, North and South America, South Africa and Australia.

The Aredor Mining Agreement provides that proceeding from one phase to the next will occur only if the technical and financial results are satisfactory to Aredor.  If they are not, Aredor can at its option surrender the Mining Agreement.

Aredor Mine Resources

The following information is summarized from the SRK Consulting Report titled Review of the Aredor Alluvial Diamond Mine, Guinea.

SRK Audited Mineral Resources for Aredor

Classification	Area (m2)	Grade (ct/m2)	Content (ct)	Value (US$/ct)	Value (US$)
Indicated	1.92M	0.10	187,000	375	70M
Inferred	4.25M	0.18	756,000	158	120M

As per SRK “In addition, the potential exists to promote lower grade and higher cost blocks into the Mineral Resource following the predicted reduction in unit operating costs once the rebuilt DMS is in operation.

There is also the potential for the discovery of further gravel resources on untested tributary banks in the vicinity of known mineralisation and also further away to the north of the concession. Finally, TMC plans to continue exploring the weathered kimberlite occurrences which have been found and delineated during the recent Rio Tinto exploration programmes.”

A complete SRK report is attached as an exhibit and is available on www.sedar.com

PALMIETGAT KIMBERLITE PROJECT – SOUTH AFRICA

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

The Company signed an agreement dated May 8, 1999 with a South African diamond miner (the “partner”) to form a joint venture (“JV”) as to 50% each, to acquire from De Beers Consolidated Mines Ltd., the mineral rights to two contiguous areas, (the “property”), construct a mine and commercially operate the property located in the Northern province of South Africa. In 2001, Company exercised its option to acquire the remaining 50% from the joint venture partner for $US150,000 cash and 728,571 shares of the Company for a deemed value of US$947,142 and the settlement of $335,452 due from the former joint venture partner.

The mineral rights are defined as: (1) diamonds, rubies and sapphires from area 1 consisting of 1041 hectares and (2) precious stones from area 2 consisting of 1041 hectares.

The project commenced commercial production April 1, 2001. During the development stage the mine produced 22,343 carats and during the three months ended June 30, 2001, the mine produced 6,602 carats. During the development phase, the mine sold 3,636 carats for US$235,905 (US$65/carat). Diamond sales for the three months ended June 30, 2001 were $409,516 representing the sale of 1,716 carats for US$254,859 (US$149/carat). Not all production has been sold and based on the three sales, management estimates the run of mine production to have a value of approximately US$21/carat which is higher than the US$15/carat expected. Cost of production during the three months ended June 30, 2001 was $281,844.

Diamond sales for the year ended June 30, 2003 were $4,290,984 representing the sale of 45,516 carats for US$2,475,000 (US$54.37/carat) compared with $1,466,558 representing the sale of 50,308 carats for US$953,937 (US$18.96/carat) in 2002.  The 292% increase in diamond sales over 2002 was due to better quality and size of diamonds produced, demanding a significantly higher per carat price. Management believes that the main reason for the better quality diamonds is due to better material available at the current depths. The current average of all the diamonds produced (including the lesser valued boart diamonds) since the production started at this mine is over US$ 45.00/carat. Diamond sales during the year ended June 30, 2003, included a 20-carat, a 28-carat and a 38-carat near gem. Information available at the time of the decision to invest in the Palmietgat project did not include specific information on the per carat value of the mineral resource, but management believed the per carat value to be in the range of US$11.50/carat – US$24.00/carat.

Production cost of diamonds sold during the year ended June 30, 2003 was $2,390,056 compared with  $1,089,495 in 2002 and $281,844 for the three months ended June 30, 2001. Production cost/carat sold was $52.51/carat for the year ended June 30, 2003 compared with $21.66/carat in 2002 and  $73.94 for the first three months of commercial production in 2001.  The increase in unit cost of production in 2003 compared with 2002 is due to additional drilling and blasting costs, extraordinary expenses, higher fuel and mining costs due to deeper pits.  In April 2002, the Palmietgat operation began running on a two-shift basis.

The Company is currently conducting feasibility to mine beyond the thirty meters depth. Early indications are that the Company will continue to mine beyond thirty meters depth. Company ‘s management feels that recent increase in average price/carat is due to mining in better kimberlite at deeper pit levels.

For details, please see SRK technical resource report attached as an exhibit.

Exploration

Exploration – Aredor - Kimberlite

In August, 2001 the Company signed a kimberlite exploration and development joint venture agreement with Rio Tinto Mining and Exploration Limited (“RTME”).  In March, 2003 RTME, after spending US$6.0M, elected to withdraw from the agreement concluding that the Aredor concession was unlikely to host kimberlites of a size that warranted their continued involvement.

Rio Tinto's exploration concentrated on finding and defining primary kimberlite bodies rather than secondary river gravels.  The work program consisted of regional drainage sampling for indicator minerals, airborne, EM and magnetic surveys (over some 50% of the concession) and reverse circulation (RC) drilling of 16 of the resulting targets.

A total of 6 cored holes and 23 RC holes were drilled by Rio Tinto for a total of some 4,910 and 6,230 m respectively.  Eleven bulk samples were collected from known kimberlites by excavating pits or conducting further drilling.  The total mass of the samples was some 600 dry tonnes with the largest samples taking from K23 (430t) and K22 (95t).

Rio Tinto undertook high quality exploration work but concluded that the Aredor concession was unlikely to host kimberlites of a size that would warrant its continued involvement. Some of the targets and delineated pipes could, however, yet constitute Mineral Resources and the oxidised tops of these may yet prove suitable for treatment by TMC's existing process facilities.”

RTME has delivered to the Company its exploration data.  Two of the known pipes explored by RTME known as the K14 group and K23 are, as SRK Consulting suggest, of interest to the Company.  K14 is approximately two (2) hectares in size with a potential grade of between 0.2 and 2.0 carats per tonne as defined by RTME.

The Company intends to carry out a 10,000 tonne bulk sample to ascertain grade and diamond value of the K14. Work has started on a 10-tonne per hour exploration (DMS) plant and a program of shallow auger drilling to better define the limits of K14 North is in progress. The auger drilling has extended K14 North to about 3 hectares and it is still open to the  Northwest.  Bulk sampling and processing is planned for Quarter 1, 2004.  The Company will also review the RTME kimberlite exploration data for untested targets that may be appropriate for further investigation.

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

Company signed a Joint venture agreement with Tinto Botswana Exploration Pty Limited (“Rio Tinto”), a subsidiary of Rio Tinto Mining and Exploration of London, England on February 05, 2002.  As per the Joint Venture Agreement Rio Tinto can earn an interest of up to seventy five percent (75%) in mineral rights relating to the exploration for and development of diamond bearing kimberlite deposits in the 3700 square kilometer area covered by prospecting licenses (PL's 38/99, 39/99, 40/99, 41/99 and 11/2000) in the Republic of Botswana and known as the Kokong Project.

The terms of joint venture agreement are following: Rio Tinto can earn an undivided sixty five percent (65%) in the Property by making exploration expenditures totaling US$3,500,000 prior to the fourth anniversary of the letter of understanding (“Initial Program”).  During the term of the Initial Program, Rio Tinto shall make minimum exploration expenditures as follows:  To maintain the Option US$500,000 Year 1, US$750,000 Year 2, US$750,000 Year 3 and US$1,500,000 Year 4.  The Year 1 expenditure is committed.  The expenditures in Years 2 to 4 are optional.  Rio Tinto may earn an additional undivided ten percent (10%) interest in the Property by initiating a feasibility study and incurring a further US$5,000,000 of expenditure by the seventh anniversary of the letter of understanding.

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

Up to June 30, 2003, exploration has included 1524 metres (six RC holes) of Phase One and 590 metres (six RC holes) of Phase Two scout drilling. XRF-chemistry results were received, confirming eight of the nine exploration holes drilled on new targets during Phase One intersected kimberlite (seven pipes, one dyke). In Phase Two, five out of six holes intersected probable kimberlite (epiclastic facies).

Preliminary indicator results show the majority of kimberlites sampled contain abundant G9's and ilmenites, with a varying proportion of G10's and chrome diopsides. Indicator data to date highlight K010-01, which intersected epiclastics, pyroclastics, and diatreme, as having the highest potential to carry diamonds  (ilmenite and garnet chemistries are good, and geothermobarometry of chrome diopsides indicates a cool geotherm, favourable for diamondiferous kimberlite). Expenditures in 2003 have been US$819,205 to the end of June, bringing the total since 2001 to US$2,235,252. During the second half of calendar year 2003, the Phase Two drill testing of the top 50 targets is underway.

Two further campaigns are planned to be carried out by December 2003: a second (25 hole) scout programme, testing the remaining targets in the top 75 (Phase Four), and a large diameter program to assess the best targets identified during scout drilling Phase (Phase Three), with a budget of US$825,795.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the June 30, 2003 consolidated financial statements and accompanying notes.

1. OVERVIEW

For the year ended June 30, 2003, diamond production consisted of output from the Aredor and Palmietgat diamond mines. Owing to lower production and selling prices in the first half of the fiscal year, sales revenues fell by 19% to $11,614,789.  During the year, the Company borrowed $2,300,000 to fund losses from operations, certain lease payments and capital expenditures.  The kimberlite exploration program at the Company's Aredor  mine in the Republic of Guinea was being carried out by Rio Tinto Mining and Exploration Ltd until March 2003, when Rio Tinto withdrew from the Joint Venture Agreement. The Company plans to carry out the kimberlite exploration work.  The kimberlite exploration program at the Company's Kokong concession in Botswana remains under the direction of Tinto Botswana Exploration Pty Limited (“Tinto Botswana”).

2. OPERATIONS

Results of Operations

Net loss for the year ended June 30, 2003 was $6,881,977 or $0.40 per share ($0.40 fully diluted) compared with  $3,813,634 or $0.22 per share ($0.22 fully diluted) in 2002 and  $5,343,433 or $0.31 per share ($0.31 fully diluted) in 2001.  The loss in 2003 was due to a prolonged rainy season in West Africa and reduced production levels in the first half of the year. The loss in June 2002 was due to low world diamond prices in the first half of the fiscal year and a loss on dilution of investment in a subsidiary.  The loss in 2001 was due to low world diamond prices.

Aredor Diamond Mine

Revenue from diamond sales from the Aredor mine for the year ended June 30, 2003 was $7,352,211 representing the sale of 23,358 carats for US$4,973,855 (US$213/carat).  In 2002, revenue was $12,882,113 on the sale of 31,759 carats for US$8,227,402 (US$259.06/carat), and in 2001, $15,519,412 on the sale of 36,221 carats for US$10,229,426 (US$282.42/carat).  The 43% decrease in diamond sales was due to a 26% reduction in carats sold and an 18% decrease in average selling price/carat. Management attributes part of the price decrease to the quality and size of diamonds produced and deterioration in world diamond prices during the year.  Management plans to continue holding most of its diamond sales in Antwerp.

Production cost of diamond sales for the year ended June 30, 2003 was $10,813,264 compared with  $11,011,678 in 2002 and  $13,078,636 in 2001.  During the year ended June 30, 2003, the Company experienced lower fuel costs and lower royalty expenses due to lower sales volume as compared to 2002.  Production cost of diamond sales in 2002 was comparable to that in 2001, except for higher royalty expense due to higher sales volume in that year. The Aredor mine produced 26,304 carats during the year ended June 30, 2003 compared with 36,676 carats in 2002 and 35,077 carats in 2001.  The 28% decrease in production during the year ended June 30, 2003 compared with 2002 is represented by 20% decrease in the head feed and 7% decrease in the grade mined (carats/tonne).  The year ended June 30, 2002 compared with 2001 represented a 6 % increase in head feed tonnage offset by a 1 % decrease in grade (carats/tonne).

Production cost/carat produced excluding royalty expense was $383.14 for the year ended June 30, 2003 compared with  $265.12/carat in 2002 and  $318.23 in 2001, respectively.  The increase in unit cost of production for 2003 as compared to 2002 was due to decrease in diamonds produced and higher spare parts expense.  The decrease in unit cost of production in 2002 compared with 2001 was due primarily to reduced parts expense and a small reduction in the unit cost of diesel fuel.  In April 2003, the re-commissioned twin 8-foot pan plant began operations.  The 8-foot plant remains in production. The Company plans to start commercial production from its third plant, a 150ton/hr. DMS plant by end of November 2003. This plant is currently operational and going through the testing phase.

Palmietgat Diamond Mine

Diamond sales for the year ended June 30, 2003 were $4,290,984 representing the sale of 45,516 carats for US$2,475,000 (US$54.37/carat) compared with $1,466,558 representing the sale of 50,308 carats for US$953,937 (US$18.96/carat) in 2002.  The 292% increase in diamond sales over 2002 was due to better quality and size of diamonds produced, demanding a significantly higher per carat price. Management believes that the main reason for the better quality diamonds is due to better material available at the current depths. The project commenced commercial production on April 1, 2001.  During the development stage, the mine produced 22,342 carats and during the three months ended June 30, 2001, the mine produced 6,602 carats.  During the development phase, the mine sold 3,636 carats (excluding lesser-valued boart diamonds) for $371,577 or US$235,905 (US$64.88/carat).  Diamond sales for the three months ended June 30, 2001 were $409,516 representing the sale of 1,716 carats (excluding lesser-valued boart diamonds) for US$254,859 (US$148.51/carat). The current average of all the diamonds produced (including the lesser valued boart diamonds) since the production started at this mine is over US$45.00/carat. Diamond sales during the year ended June 30, 2003, included a 20-carat, a 28-carat and a 38-carat near gem. Information available at the time of the decision to invest in the Palmietgat project did not include specific information on the per carat value of the mineral resource, but management believed the per carat value to be in the range of US$11.50/carat – US$24.00/carat.

Production cost of diamonds sold during the year ended June 30, 2003 was $2,327,270 compared with  $1,007,620 in 2002 and $281,844 for the three months ended June 30, 2001. Production cost/carat sold was $51.13/carat for the year ended June 30, 2003 compared with $20.03/carat in 2002 and  $73.94 for the first three months of commercial production in 2001.  The increase in unit cost of production in 2003 compared with 2002 is due to additional drilling and blasting costs, extraordinary expenses, higher fuel and mining costs due to deeper pits.  In April 2002, the Palmietgat operation began running on a two-shift basis.

Selling, general and administrative expense

Selling, general, and administrative expense for the year ended June 30, 2003 was $3,417,767 as compared to $3,439,432 in 2002 and $3,770,023 in 2001.  In overall costs, there was a marginal decrease in the year 2003, as compared to the year 2002. However, there was an increase in investor relations and related office expenses due to increased investor relation's activity during the year 2003.  The decrease in the year 2002 compared with 2001 was due to reduction in most areas as the Company endeavoured to streamline general overheads. An increase in commissions on diamond sales was due to export taxes in connection with the transfer of sales of the Aredor production to Antwerp, Belgium.

Interest expense

Interest expense for the year ended June 30, 2003 was $1,549,312 compared with $1,630,900 in 2002 and $1,586,263 in 2001. The decrease in 2003 compared to 2002 was due to reduction in the interest rate of several outstanding convertible debentures, the interest rate on these debentures having been  reduced to 8% per annum from 11% per annum. This reduction was made effective March 1, 2003. The increase in 2002 compared with 2001 was due to an increase in interest accrued on outstanding convertible notes arising from increased borrowing of $2,200,000 offset by reduced accretion charges.  Accretion of the equity component of convertible instruments is included in interest expense and amounted to $296,188 in 2003,  $543,367 in 2002, and $805,307 in 2001.  The decrease in accretion was due to the fact that equity component of all convertible debentures, except for the 2003 series A1 and A2, was fully amortized in the year 2002. The decrease in accretion during 2002 was due to the equity components of several convertible notes becoming fully amortized in the first quarter of fiscal 2002.  Conversely, the increase in accretion expense in 2001 was due to a higher equity component of convertible instruments as a result of additional borrowings.

Amortization

Depletion and amortization expense for the year ended June 30, 2003 was $2,481,118 compared with   $2,310,007 in 2002 and $1,906,760 in 2001. Total depletion expense for the Aredor and Palmietgat mines was $969,740 in fiscal 2003, $569,205 in 2002 and  $346,331 in 2001. The increase in depletion is due to increased depletion base at the Aredor mine.  Increases in 2002 resulted from higher levels of carat production and the increased unit rate of depletion at the Aredor mine. During the year ended June 30, 2001, management revised the resource estimate for the Aredor mine from 2,600,000 carats to 1,325,000 carats.  The approximate effect of the revision to the resource estimate was to double the unit rate of depletion for the Aredor mine.  The change in the resource estimate was applied prospectively and had no effect on the 2000 or prior financial statements.  Depreciation expense for the Aredor mine, the Palmietgat mine and the Vancouver office was $1,511,378 in fiscal 2003, $1,740,801 in 2002, and $1,560,429 in 2001.  The decrease in 2003 compared to 2002 was due to $265,384 offset by an adjustment of prior year depreciation at the Aredor level. The increase in 2002 compared with 2001 was due to the fact that the Palmietgat mine was in commercial production for a full year compared to three months in 2001.

Income taxes

The effective tax rate was 19% in 2003 compared to a statutory rate of 40%.  The effective tax rate was 19% in 2002, and 9% in 2001 compared to a 40% statutory rate.  The major reason for the variation from the statutory rate arises because of lower tax rates in jurisdictions where the Company operates.  In 2003, the Company took a valuation allowance of $4,114,000 compared with  $2,756,000 in 2002 and  $2,103,000 in 2001 to reduce income tax assets to the amount that management considers is likely to be recoverable in the foreseeable future.  The Company recorded a net tax recovery of $1,840,000 on a pre-tax loss of $9,689,440 in 2003.  The future income tax provision for the year ended June 30, 2003 in the amount of $154,000 represents future taxes on income earned in Guinea.

3. EXPLORATION

Aredor

On March 7, 2003 Rio Tinto withdrew from the kimberlite exploration joint venture agreement entered into on December 15, 2000.  Trivalence is evaluating the database produced by the Rio Tinto kimberlite exploration from 2000 to 2003. Rio Tinto spent US $6.0 million and accumulated a wealth of data. Rio Tinto has delivered to Trivalence all of this exploration data.  Two of the known pipes explored by Rio

Tinto  (K23 and the K14 group) are of interest to Trivalence. K14 North is about two hectares in size with a potential grade between 0.2 and 2.0 carats per tonne as defined by Rio Tinto.

Trivalence intends to carry out a 10,000 tonne bulk sample to ascertain grade and diamond value of this pipe. Work has started on a 10-tonne per hour exploration (DMS) plant and a programme of shallow auger drilling to better define the limits of K14 North is in progress. The auger drilling has extended K14 North to about 3 hectares and it is still open to the Northwest. Bulk sampling and processing is planned for December 2003. Trivalence will analyse the remaining Rio Tinto kimberlite exploration data for any untested targets that may be worth further investigation. An exploration programme has been budgeted for 2004 and preparations are in progress.

Kokong

Up to June 30, 2003, exploration has included 1524 metres (six RC holes) of Phase One and 590 metres (six RC holes) of Phase Two scout drilling. XRF-chemistry results were received, confirming eight of the nine exploration holes drilled on new targets during Phase One intersected kimberlite (seven pipes, one dyke). In Phase Two, five out of six holes intersected probable kimberlite (epiclastic facies).

Preliminary indicator results show the majority of kimberlites sampled contain abundant G9's and ilmenites, with a varying proportion of G10's and chrome diopsides. Indicator data to date highlight K010-01, which intersected epiclastics, pyroclastics, and diatreme, as having the highest potential to carry diamonds  (ilmenite and garnet chemistries are good, and geothermobarometry of chrome diopsides indicates a cool geotherm, favourable for diamondiferous kimberlite). Expenditures in 2003 have been US$819,205 to the end of June, bringing the total since 2001 to US$2,235,252. During the second half of calendar year 2003, the Phase Two drill testing of the top 50 targets is underway.  Two further campaigns are planned to be carried out by December 2003: a second (25 hole) scout programme, testing the remaining targets in the top 75 (Phase Four), and a large diameter programme to assess the best targets identified during scout drilling Phase (Phase Three), with a budget of US$825,795.

4. FINANCIAL CONDITION AND LIQUIDITY

Cash from Operations

Negative cash flow from operations excluding changes in operating assets and liabilities was $4,903,208 for the year ended June 30, 2003 compared with $401,663 for the year, 2002 and $1,327,381 in 2001.  The decrease in 2003 compared with 2002 was due to reduced level of revenue from diamond sales at the Aredor mine and lower option income payments of $134,317 compared to $1,311,125 in 2002.  The increment in 2002 compared with 2001 was due to increased cash flow from the Palmietgat mine, option income of  $1,311,125 and reduced exploration expense, which offset a decline in operating net cash flow from the Aredor mine of  $947,440.

Investing activities

No cash investment in mineral properties was made during the years ended June 30, 2003, 2002 and, 2001.  Effective April 1, 2001, the Company acquired the 50% joint venture interest in the Palmietgat mine from its former joint venture partner for non-cash consideration.  Investment in capital assets was $523,605 for the year ended June 30, 2003 as compared to $937,171 in 2002, and $1,694,128 in 2001.  In 2003, the Company purchased major components for its four draglines at the Aredor mine to improve the availability of these machines.  In 2002, the Company purchased a dragline for the Aredor mine and various pieces of small equipment for the Aredor and Palmietgat mines. In 2001, the Company purchased three trucks and two loaders for the Aredor mine and mining equipment during the development phase of the Palmietgat mine.

Financing activities

Convertible notes payable at June 30, 2003 were $13,250,784 compared with $10,087,140 at June 30, 2002.  During the year ended June 30, 2003, the Company borrowed $2,300,000 secured by convertible debentures ranking equally with existing outstanding debentures. In 2002, the Company borrowed $2,200,000 secured by convertible debentures ranking equally with those described below. In 2001, the Company repurchased 826,000 common shares for $1,006,329 and issued 728,571 common shares as partial payment for the acquisition of 50% of the Palmietgat diamond mine of which the Company now owns 100%.  During 2001, a total of 7,452,771 warrants expired without exercise.

Series 2003-A1 debenture

In January 2003, the Company issued a Series 2003-A1 Debenture in the principal amount of $850,000 repayable January 1, 2004, with interest at 11% per annum.  The loan amount (from a company with a common director) is convertible into units of the Company at a conversion price of $0.30 per unit until August 1, 2004.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.  At June 30, 2003, $225,698 of the face value of the debenture has been classified as an equity component.

Series 2003-A2 debenture

In January 2003, the Company issued a Series 2003-A2 Debenture in the principal amount of $1,450,000 repayable January 1, 2004, with interest at 11% per annum.  The loan amount (from a company with a common director) is convertible into units of the Company at a conversion price of $0.30 per unit until August 1, 2004.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture. At June 30, 2003, $225,698 of the face value of the debenture has been classified as an equity component.

During the year ended June 30, 2002, the Company amended and restated the Series 1999 A 3 Debenture, the Series 1999 B Debenture, the Series 2000 A1 Debenture and the Series 2000 A2 Debenture previously issued to the Lender so that they are in substantially the same form as the recent Series 2001 A1 and A2 Debentures.  The charging clauses in the Debentures issued in 1999 and 2000 did not grant the Lender the security over the Company's personal property that both the Company and the Lender had intended be granted.  As a condition of the Lender's agreement to advance the loan secured by the Series 2001 A2 Debenture, the Lender required that the prior debentures be amended and restated.  The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience.  The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension on the conversion provisions.  The Company arranged for the extension of the maturity of all outstanding debentures from July 31, 2003 and January 1, 2004 to August 31, 2004.

Waiver of non-payment of interest

Under the terms of the debentures, interest is payable monthly in arrears.  On March 1, 2003, the interest rate for all outstanding debentures, except for the 2003 Series debentures A1 & A2, was reduced from 11%

per annum to 8% per annum. Interest on the 2003 Series Debentures 1 & 2 is 11% per annum. The Company has obtained a waiver of non-payment of interest from the Lender through August 31, 2004.  Because the terms of the debentures have been extended for a period of more than 12 months from June 30, 2003, all debt secured by the debentures has been classified as long-term debt. At June 30, 2003, $2,171,972 of accrued but unpaid interest is included in convertible notes payable.

Cash resources and liquidity

At June 30, 2003, the Company had a working capital of $310,932 compared with a deficiency of $6,560,380 at June 30, 2002 and a positive working capital position at June 30, 2001 of $2,948,016.  The improvement of the working capital position was primarily due to the classification of convertible notes payable as long-term debt (see above). Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Cash resources on hand at June 30, 2003 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required.  The Company has not paid interest due under the terms of debentures securing convertible notes payable and has obtained a waiver until August 31, 2004. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

Capital expenditures for the year ending June 30, 2004 are expected to be approximately $4,000,000  (US$3,000,000) to achieve targeted production with 3 plants in operation at the Aredor mine. Subsequent to year-end, the Company has purchased three trucks and two new loaders from Bell South Africa under a two-year and a three-year lease, respectively.  Subsequent to year end the Company has closed an institutional private placement financing of $3,040,000.  The Company will issue 6,080,000 Units at a price of $0.50 per Unit. Each Unit shall be comprised of one (1) Common Share and one (1) Warrant in the capital of the Company. Upon exercise within two years from the closing date of the private placement, each Warrant will entitle the holder thereof to acquire one (1) Common Share at a price of $0.75 common shares. Net proceeds will be used to purchase heavy equipment, improving the existing equipment and for general working capital.

Contractual Obligations and Commercial Commitments

Contractual Obligations	Payments due by Period
	TOTAL	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	$13,250,784	0	$13,250,784	0	0
Capital Lease Obligations	$147,443	$147,443	0	0	0
Operating Leases	$763,200	$763,200	0	0	0
Unconditional Purchase Obligations	$1,455,221	$1,455,221	0	0	0
Other Long-Term Obligations	$3,194,903	0	$3,194,903	0	0
Total Contractual Cash Obligations	$18,048,351	$2,365,864	$16,445,687	0	0

Critical Accounting Policies

The Company's accounting policies are set out in Note 2 of the accompanying Consolidated Financial Statements. There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews differed exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

Under U.S. GAAP, the Company expensed all costs relating to the exploration of its mineral properties prior to the establishment of proven and probable reserves. After that point, these costs are capitalized as development costs. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. Furthermore, under recent SEC guidance, the costs of acquisition of mineral property rights are considered intangible assets and should be amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.

The Company's financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions. Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Differences between Canadian and United States Generally Accepted Accounting Principles

See Note 20 in the attached financial Statements, attached as Appendix “A”.

5. RISKS AND UNCERTAINTIES

For the years ended June 30, 2003 and 2002, the Company experienced significant negative cash flow from operations.  This trend has continued subsequent to June 30, 2003.  As noted above, there is a risk that the Company may not be able to continue as a going concern unless it is able to raise debt or equity financing as required. However, subsequent to year-end, the Company has closed an institutional private placement financing of $3,040,000.  The Company will issue 6,080,000 Units at a price of $0.50 per Unit. Each Unit shall be comprised of one (1) Common Share and one (1) Warrant in the capital of the Company. Upon exercise within two years from the closing date of the private placement, each Warrant will entitle the holder thereof to acquire one (1) Common Share at a price of $0.75 common shares. Net proceeds will be used to purchase heavy equipment, improving the existing equipment and for general working capital. However, these funds may not be enough to provide all heavy equipment for production for all three plants. Subsequent to year-end, the Company has also purchased three trucks and two new loaders from Bell South Africa under a two-year and a three-year lease, respectively. These trucks and loaders arrived at the mine site in early September 2003.

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.

Aredor diamond production is sold by international tender in Conakry, Guinea or Antwerp, Belgium, and the market price of rough diamonds is a significant factor in the Company's profitability.  Production from the Palmietgat mine is also sold by tender.  The Company does not manage its exposure to market or currency fluctuations with a hedging program.

Although the Company has invested substantial sums to ensure excavation capacity at the Aredor mine is sufficient to maintain present production levels, the age and condition of some of the equipment leased from Guinea exposes the efficient operation of the mine to unforeseeable curtailments of production and unexpected capital investment requirements.

Artisinal mining activity at the Aredor mine continues to take place outside the 200 square kilometers of the concession already retroceded to the local population.  At June 30, 2003, management estimated that approximately 20% of the indicated and inferred resource at December 31, 1999 has been lost to artisinal mining activity despite security measures carried out by mine management.  Subsequent to the year-end, the Company has hired SRK Consulting Engineers & Scientists (U.K.) to do an independent resource estimate at the Aredor mine and at the Palmietgat mine.

6. OUTLOOK

A.

Aredor

The Company has completed the re-design and the re-build of a dense media separator (DMS) plant at Aredor and plans to start production from this plant by late November 2003. This plant has the capacity to process 120-150 tonnes per hour.  The mining blocks now being exploited in the area of the 14-foot commercial plant are expected to be exhausted by December 2003, and the redesigned DMS plant can be fed with ore mined with existing equipment while the commercial 14-foot plant is being moved to new blocks, a process that may take up to four months. Twin 8-foot plant is currently producing and will remain in production.  In spring of 2004, the Company plans to have all three plants in full production, and increased production from all three plants is expected to generate positive cash flow. The Company plans to increase excavating capacity through the overhaul and upgrade of its existing draglines, and by purchasing one additional dragline by the end of December 2003.  Subsequent to year-end, the Company has purchased three additional trucks and two new loaders to feed the new DMS plant. The Company has closed an institutional private placement financing of $3,040,000, net proceeds will be used to purchase heavy equipment, upgrade some existing equipment and for general working capital to support production from all three processing plants at the Aredor mine.  The Company's kimberlite exploration program will be continued by its exploration personnel (see exploration).

B.

Palmietgat

Production will continue to operate on a two-shift basis.  Operating cash flow at the mine level is expected to remain positive.

C.

Kokong

The Company's kimberlite exploration program will be continued under the financial and technical control of Tinto Botswana Exploration Pty Limited, a subsidiary of Rio Tinto Mining & Exploration Ltd. of the U.K.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Trivalence and principal business activities performed outside of Trivalence (including, in the case of directors of Trivalence, other principal directorships) of each director, member of senior management and employees upon whose work Trivalence is dependent:

Name, Municipality of Residence and Present Office Held	Director since	Principal Business Activities and Principal Directorships	Number of Common Shares and Percentage of Class Held

Lutfur Rahman Khan Chairman of the Board of, President and Chief Executive Officer Richmond, BC	since 1994

President of  Larnite Corporation (Pvt) Ltd. since 1989; Chairman of State Petroleum Corp. from Nov. 1991 to May 1994 and from Dec. 1995 to Oct. 1998; Chairman of Arakis Energy Corp. from Dec. 1995 to Oct. 1998; Chairman - Director of International Sovereign Energy Corp. from Sept. 1996.

7,223,377(1)(2)
Dr. Asif Ali Syed Director West Vancouver, BC	since 1997	Clinical Associate and Professor of Pathology at the University of British Columbia from 1963 to June 1997; Director of Arakis Energy Corporation from Sept. 1996 to Oct. 1998; Director of International Sovereign Energy Corp. since Sept. 1997.	367,460
Dr. Waseem Rahman Director, Vice President Administration Richmond BC	since 1996	Businessman, as an investor in oil, gas and mining sectors since 1994; Director of International Sovereign Energy Corp. Sept. 1997 to June 2003; Director of Falcon Oil and Gas since December 1999.	2,532,258(3)
Mahmood Arshad Director Calgary, AB	since 2000	President of CISL, a private investment company. Mr. Mahmood has twenty years business experience in accounting, finance and construction.	Nil(4)

Timothy S. Hoar Director Calgary, AB	since 1997	Partner in the law firm ProVenture Law, Barristers & Solicitors since Oct. 1, 1998; prior thereto, partner in the law firm Hoar, Lee & Boers since Aug. 1994; Director of Arakis Energy Corp. from July 1997 to 1998.	200,000
Karl Schimann VP Operations Vancouver, BC	Officer since 1997

Dr. Karl Schimann Ph. D. Geology is Vice President Operations of the Registrant since July 1997. Dr. Schimann brings over 30 years experience in the field of geology. He also has several years of experience in the mining industry at different senior level positions.

			Nil
Omair Choudhry Chief Financial Officer, Corporate Secretary Surrey, BC	Officer Since 1999	Mr. Choudhry has a Master's degree in Business Administration. Mr. Choudhry has several years of experience in finance, accounting, and human resources, in oil & gas and mining industry. Mr. Choudhry is responsible for all accounting, human resources, procurement and insurance functions in the Company.	7,500

(1)

As at October 28, 2003.

(2)

Of which 3,045,902 shares are beneficially owned by Pacwest Resources Ltd., 1,104,478 shares are beneficially owned by Larnite Corporation (Pvt) Ltd., 1,623,632 shares are beneficially owned by Larnite Capital Corporation and 1,449,365 shares are beneficially owned by Mr. Khan.  Mr. Khan also holds options to purchase 180,000 shares of the Company at $0.40 per share expiring April 24, 2007.

(3)

Dr. Rahman also holds options to purchase 40,000 shares of the Company at $0.40 per share expiring April 24, 2007 and 70,000 shares at $0.70, expiring on November 18, 2008.

(4)

Mr. Mahmood holds options to purchase 30,000 shares of the Company at $1.30 per share expiring February 8, 2006 and 15,000 shares at $0.70, expiring on November 18, 2008.

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

Compensation Committee

The Compensation Committee of the Company currently consists of Lutfur Rahman Khan, Waseem Rahman, and Timothy Hoar.

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

Name Compensation Benefits
Lutfur Rahman Khan	$120,818	$7,413
Dr. Asif A. Syed	$3,700	$1,332
Timothy Hoar	$1,949	$0
Waseem Rahman	$90,000	$4,179
Arshad Mahmood	$800	$0
Karl Schimann	$125,000	$9,900
Omair Choudhry	$78,000	$8,653

The Company has in place a stock option plan (the “Plan”), under which non-transferable options to purchase common shares (the “Option”) may be granted to directors, officers, employees and consultants of the Company or an affiliate of the Company. The Plan contains early termination provisions for certain situations. In addition, the Plan contains provisions stating that the option period may not extend past five years and the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

The following table sets forth the number of options to purchase common shares of Trivalence granted as at November 30, 2003, the purchase price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

     Number of Options to

   Name                   Purchase Common Shares     Purchase Price       Expiry Date

      Lutfur Rahman Khan

180,000

$0.40

April 24, 07

Timothy Hoar

35,000

$0.70

Nov 18, 08

Waseem Rahman

40,000

$0.40

April 24, 07

70,000

$0.70

Nov 18, 08

Arshad Mahmood

30,000

$1.30

February 08, 06

15,000

$0.70

Nov 18, 08

Karl Schimann

50,000

$0.70

Nov 18, 08

Omair Choudhry

50,000

$0.85

February 04, 04

20,000

$1.70

March 17, 05

15,000

$0.40

April 24, 07

50,000

$0.70

Nov 18, 08

A.

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

Compensation Committee

The Compensation Committee of the Company currently consists of Lutfur Rahman Khan, Waseem Rahman, and Timothy Hoar.

Compensation Policy

Not Applicable

D.

Employees

The following table sets out the number of employees of Trivalence at the end of each of the past three financial years, including their main category of activity and geographic location. Trivalence's employees are employed in Canada, Guinea and South Africa. Includes consultants on long-term contracts.

Employees                                          Twelve Months Ended June 30,

Canada:

    2003

  2002                 2001

Operations

5

3

3

Procurement

4

4

4

Accounting

5

5

5

Administration                         5                       8                        8

19

20

20

Guinea:

Nationals -

Mining

138

136

83

Maintenance

204

178

198

Security

143

160

150

Administration

85

111

95

Expatriates -

Mining

11

16

10

Maintenance

14

12

10

Security                                 19                      16                     10

614

629

556

South Africa:

Nationals -                Operations                             25                      15                       -

TOTAL

658

664

576

E.

Share Ownership

See Item 6(A)-Directors and Senior Management above for disclosure regarding share ownership of Trivalence's directors and executive officers.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of Trivalence there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Trivalence except as set forth below as of October 28, 2003:

     Name

Number of Securities Owned                     Percentage of Class

Lutfur R. Khan

7,223,377 (1)(2)

41.77%

Waseem Rahman

2,532,258 (3)

14.64%

CDS &Co.

7,189,308 (4)

41.58%

Notes:

(1)	Does not include 180,000 stock option.
(2)

Of which 3,045,902 shares are beneficially owned by PacWest resources Ltd., 1,104,478 shares are beneficially owned by Larnite Corporation (Pvt) Ltd., 1,623,632 shares are beneficially owned by Larnite Capital Corporation and 1,439,365 shares are beneficially owned by Lutfur Rahman Khan.

(3) (4)	Does not include 110,000 stock option. The beneficial ownership of these shares is not known

The major shareholders of Trivalence do not have different voting rights than other shareholders.

As of October 28, 2003, 6 holders having an address of record within the United States of America owned 474,947 common shares, representing 2.7% of Trivalence's 17,290,984 outstanding common shares.

On November 26, 2003 the Company closed previously announced private placement of 6,080,000 units at a price of 50 cents (Canadian) per unit for gross proceeds of $3,040,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one common share until November 28, 2005 at a price of 75 cents (Canadian) per share.

As of November 30, 2003 the Company has 23,370,984 common shares outstanding.

B.

Related Party Transactions

As at October 28, 2003, Pacwest was the beneficial owner of 17.61% of the Company's issued shares.  Pacwest is owned as to 30.25% by Larnite Corporation (Pvt) Ltd, which was the beneficial owner of 6.38% of the issued shares of the Company as at October 28, 2003. Larnite Capital Corporation beneficial owner of 8.32% of the issued shares of the Company as at October 28, 2003 is controlled by Lutfur Rahman Khan, the President and Chief Executive Officer and a director of the Company. Lutfur Rahman Khan and Timothy Hoar, a director and shareholder of the Company, are also directors of Pacwest.

Lutfur Rahman Khan and Waseem Rahman are directors of Larnite Capital Corporation and Lutfur Rahman Khan is also director of Larnite Corporation (Pvt) Ltd.

Pacwest requested that the Company place before the Annual general Meeting in November 2001 a resolution authorizing and approving the conversion of any convertible debentures by Pacwest and the exercise of share purchase warrants issuable on such conversion notwithstanding that such conversion would result in Pacwest together with Larnite Corporation and Lutfur Rahman Khan then holding fifty percent (50%) or more of the Company's issued shares. The resolution was passed in the share holders meeting. The Company has issued convertible debentures from time to time to Pacwest Resources Ltd. (“Pacwest”) to secure loans made to the Company by Pacwest. These debentures may be converted at the option of Pacwest into shares and, in all cases but one, share purchase warrants of the Company.

The following table provides information as to the currently outstanding convertible debentures issued to Pacwest, the amount convertible into securities of the Company, the conversion price in effect as at the date hereof and the number of securities issuable to Pacwest based on the conversion prices currently in effect:

Debenture	Amount Convertible into Securities	Present Conversion Price(1)	Securities Presently Issuable on Conversion(1)(2)
1999 Series A No. 3	$4,225,000	$2.15	Shares - 1,965,116 Warrants - 1,965,116
1999 Series B	$1,250,000	$2.15	Shares - 581,395 Warrants - Nil
2000 Series A No. 1	$1,100,000	$2.15	Shares - 511,628 Warrants - 511,628
2000 Series A No. 5	$ 300,000	$2.20	Shares - 136,364 Warrants - 136,364
2001 Series A No. 1	$1,100,000	$0.90	Shares - 1,222,222 Warrants - 1,222,222
2001 Series A No. 2	$1,100,000	$0.60	Shares - 1,833,333 Warrants -1,833,333

The following table provides information as to the currently outstanding convertible debentures issued to Larnite Capital Corporation, the amount convertible into securities of the Company, the conversion price in effect as at the date hereof and the number of securities issuable to Larnite Capital Corporation based on the conversion prices currently in effect:

Debenture	Amount Convertible into Securities	Present Conversion Price(1)	Securities Presently Issuable on Conversion(1)(2)
2003 Series A No. 1	$850,000	$0.30	Shares - 2,833,333 Warrants - 2,833,333

The following table provides information as to the currently outstanding convertible debentures issued to Larnite Corporation (Pvt.) Ltd, the amount convertible into securities of the Company, the conversion price in effect as at the date hereof and the number of securities issuable to Larnite Corporation (Pvt.) Ltd based on the conversion prices currently in effect:

Debenture	Amount Convertible into Securities	Present Conversion Price(1)	Securities Presently Issuable on Conversion(1)(2)
2003 Series A No. 2	$1,450,000	$0.30	Shares - 4,833,333 Warrants - 4,833,333

1.

If the repayment date of any debenture is extended beyond an anniversary date of the debenture, the conversion price under such debenture increases.  As the conversion price increases, the number of securities issuable to Pacwest on conversion decreases.

2.

Each warrant issued upon conversion would entitle Pacwest, Larnite Capital Corporation and Larnite Corporation (Pvt.) Ltd to purchase one share of the Company at an exercise price at least equal to and in some cases greater than the conversion price.

At September 30, 2003, accounts receivable of  $7,740 were due from companies with common directors.

At September 30, 2003 Company had borrowed 1,409,412 from related parties or from companies with common directors. The loans are due on demand, bear interest at 11% and are unsecured.

C.

Interests of Experts and Counsel

This item is not applicable.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Incorporated herein are the audited consolidated balance sheet as at June 30, 2003, and 2002 and the consolidated statements of operations and deficit and cash flow for each of the years in the three year ended June 30, 2003, 2002 and 2001.

Other than as described herein, Trivalence is not involved in any legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on Trivalence's financial position or profitability.

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

B.

Significant Changes

During the year ended June 30, 2003, the Company adopted no significant accounting changes.

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

          Fiscal Period                         High (CAD$)          Low (CAD$)

-----------------------------------------------------------------------------------------------

CDNX

Years Ended:

   June 30, 2000

1.85

0.95

   June 30, 2001

1.75

0.90

   June 30, 2002

0.95

0.26

   June 30, 2003

0.49

0.49

2003/2004

   First Quarter

0.70

0.50

2002/2003

   Fourth Quarter

1.15

0.60

   Third Quarter

0.65

0.41

   Second Quarter

0.45

0.25

   First Quarter

0.50

0.30

2001/2002

   Fourth Quarter

0.95

0.26

   Third Quarter

0.45

0.28

   Second Quarter

0.41

0.29

   First Quarter

0.90

0.50

Month Ended

   November 28, 2003

0.80

0.80

   October 31, 2003

1.05

0.90

   September 30, 2003

0.70

0.65

   August 29, 2003

0.65

0.65

   July 31, 2003

0.63

0.63

Fiscal Period                         High (US$)               Low (US$)

-----------------------------------------------------------------------------------------------

OTCBB

Years Ended:

   June 30, 2000

1.18

0.59

   June 30, 2001

1.25

0.62

   June 30, 2002

0.66

0.17

June 30, 2003

0.30

0.30

2003/2004

   First Quarter

0.50

0.30

2002/2003

   Fourth Quarter

0.65

0.38

   Third Quarter

0.48

0.22

   Second Quarter

0.24

0.15

   First Quarter

0.35

0.16

2001/2002

   Fourth Quarter

0.66

0.18

   Third Quarter

0.22

0.18

   Second Quarter

0.34

0.17

   First Quarter

0.58

0.34

Month Ended

   November 28, 2003

0.59

0.59

   October 31, 2003

0.73

0.55

   September 30, 2003

0.30

0.30

   August 29, 2003

0.36

0.36

   July 31, 2003

0.40

0.40

D.

Selling Shareholders

This item is not applicable.

E.

Dilution

This item is not applicable.

F.

Expenses of the Issue

This item is not applicable.

ITEM 10

        ADDITIONAL INFORMATION

A.

Share Capital

This item is not applicable.

B.

Memorandum and Articles of Association

1.

Trivalence Mining Corporation, a British Columbia, Canada corporation (the "Registrant" or "Trivalence") was incorporated on September 18, 1984 under the British Columbia “Company Act” (the "Company Act") by registration of its Memorandum and Articles under the name "Pink Jade Ventures Inc."  On January 28, 1987 the Registrant changed its name to "Bullion Range Exploration Corp."  On August 9, 1991 the name was changed to "Maximusic North America Corporation."  On September 18, 1991 the name was changed to "Maximusic North American Corporation."  On March 1, 1995 the name was changed to "Trivalence Mining Corporation." The Registrant's Memorandum and Articles do not provide for any specific objects or purposes or place any limitations on the Registrant's objects or purposes or place any limitations on the Registrant's objects or purposes.

2.

Set forth below is a summary of provisions contained in the Registrant's Articles with respect to:

(a)

Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

A director who is in any way directly or indirectly interested in an existing or proposed contract or transaction.  Subject to the provisions of the company Act, this prohibition does not apply to (1) any contract or transaction or transaction relating to a loan to the Registrant which has been guaranteed by the director or a corporation or firm in which the director has an interest; (ii) any contract or transaction made or to be made which or for the benefit of a holding corporation or a subsidiary corporation of which the director is a director; (iii) any contract by the director to subscribe for or underwrite shares or debentures to be issued by the Registrant or a subsidiary of the Registrant; (iv) any contract, arrangement or transaction in which the director is interested if all the other directors are also interested; (v) determining the remuneration of the directors; (vi) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or (vii) the indemnification of any director by the Registrant.

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

(e)

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

4.

The rights of the Common Shares may not be modified other than by special resolution, being a resolution approved by ¾ of the Common Shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with two persons present holding or representing not less than 5% of the Common Shares entitled to be voted, the rights of the holders of Common Shares may be modified by the votes of less than a majority of the Issued Common shares of the Registrant.

Under the Company Act, where a special resolution to modify the rights of the holders of Common Shares has been passed, the holders of not less than 10% of the Common Shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the grounds that the affairs of the Registrant are being conducted or the powers of the directors are being exercised in a manner oppressive to one or more of the shareholders or that some act of the Registrant has been done or is threatened or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim of final order if it considers appropriate, including the following:

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

5.

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

6.

There are no limitations on the rights to own securities.

7.

There are no provisions in the Registrant's Articles which would have an effect for delaying, deferring or preventing a change of control of the Registrant.

8.

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9.

The law of British Columbia relating to Items 2-8 is not significantly different from the law of the United States.

10.

There are no conditions in the Memorandum and Articles governing changes in capital which are more stringent that is required by law.

C.

Material Contracts

Other than contracts entered into the ordinary course of business, the Company has not entered into any contracts this year, which can reasonably be regarded as presently material to the Company.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, individuals may be deducted in  computing the U.S. Holder's United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

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

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”

In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If  50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain  realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company would potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to the treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder's interests therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitation, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than being subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The management of the Registrant believes that the Company is not a PFIC. However, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements which will be imposed on QEFs.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

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

Available Information

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

At June 30, 2003, the Company's accounts payable and accrued liabilities included the following foreign currency denominated amounts.

	2003	2002	2001	2000

Guinean Francs	$2,505,000	$2,674,307	$1,865,376	$940,612
US Dollars	$286,000	$14,079	$1,183,635	$892,764
South African Rands	$404,000	$97,616	$238,358	$112,386
	$3,195,000	$2,786,002	$3,287,369	$1,945,762

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

ITEM 15

CONTROLS AND PROCEDURES

As required by Section 302 (a) of the Sarbanes – Oxley Act of  2002, our Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in our annual report on Form 20-F.  As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to us is made known to them and that they have evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days prior to filing our annual report. Disclosure controls and procedures are intended to ensure that information required to be disclosed by us in our annual report is recorded, processed, summarized and reported within the time periods required. We have adopted or formalized such controls and procedures as we believe are necessary and consistent with our business and internal management and supervisory practices.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14c and 15d-14c) as of a date within 90 days prior to the filing date of this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us would be made known to them by others within the Company.

Changes in Internal Controls

There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation, nor do we believe that there are any significant deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

Not required in this Annual Report for the fiscal year ended June 30, 2003.

ITEM 16B

CODE OF ETHICS

Not required in this Annual Report for the fiscal year ended June 30, 2003.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required in this Annual Report for the fiscal year ended June 30, 2003.

ITEM 16D

EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

Not applicable to the Company at this time.

PART III

ITEM 17

FINANCIAL STATEMENTS

The Company's Consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Material measurement differences between GAAP in Canada and GAAP in the United States applicable to the Company, are described in note 20 of financial statements.

The Financial Statements and notes thereto as required under Item 17 are attached hereto, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of Deloitte & Touche LLP, Chartered Accountants, is included herein immediately preceding the financial statement.

For audited financial statements for fiscal 2003, 2002, and 2001 please see item 19 below.

ITEM 18

FINANCIAL STATEMENTS

Not Applicable

ITEM 19

EXHIBITS

a)

Financial  Statements filed as part of this annual report attached as appendix “A”.

a)

Certification of Principal Executive Officer.

b)

Certification of Principal Financial Officer.

c)

Certification of Chief Executive Officer.

d)

Certification of Chief Financial Officer.

e)

SRK Consulting report on Review of Mining and Exploration Assets in Guinea, South Africa and Botswana

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIVALENCE MINING CORPORATION.
Date: December 19, 2003	Signed “Lutfur Rahman Khan” Lutfur Rahman Khan President and Chief Executive Officer

Appendix A

Auditors' Report and Consolidated Financial Statements of

TRIVALENCE MINING CORPORATION

Deloitte & Touche LLP P.O. Box 49279 Four Bentall Centre 2800 - 1055 Dunsmuir Street Vancouver, British Columbia V7X 1P4 Tel: (604) 669 4466 Fax: (604) 685 0395 www.deloitte.ca

A Independent Auditors' Report

To the Shareholders of

Trivalence Mining Corporation:

We have audited the consolidated balance sheets of Trivalence Mining Corporation as of June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended June 30, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2003 in conformity with accounting principles generally accepted in Canada.

On October 24, 2003, we reported separately to the shareholders of Trivalence Mining Corporation on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

October 24, 2003

Comments by Independent Auditors on Canada - United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph for the following:

(a)

When financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.

(b)

To describe changes in accounting policies that have been implemented in the consolidated financial statements.  Effective July 1, 2002, the Company adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  The impact of this change in accounting policy is set out in Note 2 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the shareholders dated October 24, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

October 24, 2003

TRIVALENCE MINING CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	June 30,		June 30,
	2003		2002

ASSETS

CURRENT
Cash and cash equivalents	$125,303		$949,636
Accounts receivable	1,010,841		798,761
Advances to affiliates	3,044		44,085
Inventory (Note 3)	3,930,243		5,023,339
Prepaid expenses	58,958		9,093
	5,128,389		6,824,914
MINERAL PROPERTIES (Note 4)	12,172,325		13,142,065
PROPERTY, PLANT AND EQUIPMENT (Note 5)	6,427,151		7,463,378
	$23,727,865		$27,430,357

LIABILITIES

CURRENT
Accounts payable	$1,455,221		$1,102,629
Accrued liabilities	3,194,903		1,894,783
Convertible loans payable (Note 6)	-		10,087,140
Current portion of obligation under capital lease (Note 7)	147,443		282,742
Income taxes payable	19,890		18,000
	4,817,457	-	13,385,294
CONVERTIBLE LOANS PAYABLE (Note 6)	13,250,784		-
OBLIGATION UNDER CAPITAL LEASE (Note 7)	-		187,279
FUTURE INCOME TAX LIABILITIES (Note 8)	154,000		2,006,000
	18,222,241		15,578,573
NON-CONTROLLING INTEREST (Note 9)	874,665		931,224

SHAREHOLDERS' EQUITY

Share capital (Note 10)	17,911,673		17,911,673
Equity component of convertible instrument (Note 11)	2,222,771		1,630,395
Additional paid in capital	484,330		484,330
Deficit	(15,987,815)		(9,105,838)
	4,630,959		10,920,560
	$23,727,865		$27,430,357

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD:

(Signed) Lutfur Rahman Khan	(Signed) Asif A. Syed, MD
Lutfur Rahman Khan, Director	Dr. Asif A. Syed, Director

TRIVALENCE MINING CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Years ended June 30,
	2003	2002	2001
REVENUE
Diamond sales	$11,614,789	$14,336,974	$15,928,928
Interest and other	29,455	28,181	242,220
	11,644,244	14,365,155	16,171,148
EXPENSES
Production costs (Note 12)	13,198,637	12,478,272	13,360,480
Selling, general and administrative (Note 13)	3,417,767	3,439,432	3,770,023
Interest on long-term debt	1,549,312	1,630,900	1,586,263
Exploration	(39,927)	63,101	557,391
Depletion and depreciation	2,481,118	2,310,007	1,906,760
	20,606,907	19,921,712	21,180,917
LOSS BEFORE UNDERNOTED ITEMS	(8,962,663)	(5,556,557)	(5,009,769)
Gain on sale of equipment	49,810	-	-
Loss on dilution of investment in a subsidiary	(910,904)	(894,175)	-
Option proceeds	134,317	1,311,125	-
LOSS BEFORE INCOME TAXES	(9,689,440)	(5,139,607)	(5,009,769)
Current income tax provision	(12,000)	(4,000)	194,000
Future income tax recovery (expense)	1,852,000	982,000	(638,000)
LOSS BEFORE NON-CONTROLLING
INTEREST	(7,849,440)	(4,161,607)	(5,453,769)
Non-controlling interest (Note 9)	967,463	347,973	110,336
NET LOSS	(6,881,977)	(3,813,634)	(5,343,433)
DEFICIT, BEGINNING OF PERIOD	(9,105,838)	(5,141,525)	201,908
PREMIUM PAID ON PURCHASE OF
COMMON SHARES CANCELLED	-	(150,679)	-
DEFICIT, END OF PERIOD	$(15,987,815)	$(9,105,838)	$(5,141,525)

LOSS PER SHARE
Basic and fully diluted	$(0.40)	$(0.22)	$(0.31)

Weighted average number of common shares
used to calculate basic and fully diluted loss
per share	17,290,984	17,290,984	17,027,056

TRIVALENCE MINING CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

		Years ended June 30,
	2003	2002	2001

OPERATING ACTIVITIES
Net loss	$(6,881,977)	$(3,813,634)	$(5,343,433)
Add non-cash items
Depletion and depreciation	2,481,118	2,310,007	1,906,760
Gain on disposal of equipment	(49,810)	-	-
Accretion of debt discount	296,188	543,367	805,307
Interest added to debt principal	1,159,832	994,395	776,321
Loss on dilution of a subsidiary	910,904	894,175	-
Future income tax recovery	(1,852,000)	(982,000)	638,000
Non-controlling interest	(967,463)	(347,973)	(110,336)
	(4,903,208)	(401,663)	(1,327,381)
Net change in non-cash working
capital items relating to operations (Note 14 (a))	2,526,794	(523,293)	(689,159)
	(2,376,414)	(924,956)	(2,016,540)

FINANCING ACTIVITIES
Issuance of share capital	-	-	8,500
Purchase of common shares	-	-	(1,006,329)
Obligation under capital lease	(322,578)	(282,422)	752,443
Convertible loan proceeds (repayment)	2,300,000	2,200,000	(2,500,000)
	1,977,422	1,917,578	(2,745,386)

INVESTING ACTIVITIES
Cash outflow on acquisition of subsidiary	-	-	(241,776)
Proceeds on disposal of equipment	98,264
Purchase of property, plant and equipment	(523,605)	(937,171)	(1,694,128)
	(425,341)	(937,171)	(1,935,904)
(DECREASE) INCREASE IN CASH	(824,333)	55,451	(6,697,830)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	949,636	894,185	7,592,015
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$125,303	$949,636	$894,185

CASH AND CASH EQUIVALENTS CONSIST OF:
Cash	$97,806	$949,636	$894,185
Short-term investments	27,497	-	-
	$125,303	$949,636	$894,185

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUING OPERATIONS

Trivalence Mining Corporation (the “Company”) was incorporated under the laws of British Columbia on September 18, 1984.  The Company is currently mining its alluvial diamond property at Aredor, the Republic of Guinea, mining its kimberlite diamond deposit at Palmietgat, South Africa and exploring for kimberlite pipes on its existing and prospective properties.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.  Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities.  Cash resources on hand at June 30, 2003 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required.  The Company has not paid interest of $2,171,972 due under the terms of debentures securing convertible notes payable.  The non-payment of interest would constitute an event of default, however, the Company has obtained a waiver until August 31, 2004.  Principal and interest on the convertible notes payable at June 30, 2003 is due August 31, 2004.  The Company is also not in compliance with respect to rental payments as disclosed in Note 15 (b). The Company's ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital, resolution of the dispute regarding the unpaid rental payments and the continuing support of its creditors.  These consolidated financial statements do not reflect adjustments to the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and its subsidiaries as follows:

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

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the recoverability of accounts receivable and future income tax assets, the estimated recoverable reserves, the estimated net realizable value of diamond inventories, the expected economic lives of and the estimated future operating results and net cash flows from mineral properties and mining property, plant and equipment, and the anticipated reclamation costs of mine sites.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of ninety days or less.

(d)

Inventory

Diamond inventory is carried at the lower of average direct production cost, and net realizable value.  Mine supplies are carried at the lower of cost and net replacement value.

(e)

Mineral properties

The Company follows a method of accounting for its mineral properties and interests whereby all direct costs relating to acquisition and development are capitalized by property.  Pre-production revenues are offset to direct costs capitalized.  Where pre-production revenues exceed direct development costs on a sustained basis, commercial production is deemed to have begun.  Exploration costs are charged to operations as they are incurred.  On the commencement of commercial production, deferred costs are charged to operations on a unit of production basis using estimated recoverable reserves as the depletion base.

No gains or losses are recognized on the sale of properties except where there is a significant disposition of reserves.  Partial dispositions and option proceeds on undeveloped properties are credited to the cost of the related property except that when the proceeds exceed cost, the excess is credited to operations.  During the periods presented there have been no dispositions of mineral property interests.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral properties (continued)

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

(f)

Property, plant and equipment

Property, plant and equipment are recorded at cost.  Amortization is provided on a declining basis over the estimated useful life of the assets at the following annual rates:

Plants

20%

Mining equipment

20%

Vehicles and light equipment

20%

Office furniture and equipment

20%

For reporting purposes, amortization of mineral property development costs at the Aredor mine began on October 1, 1997 and at the Palmietgat mine on April 1, 2001.

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

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Stock based compensation

The company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective July 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees and directors, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

Compensation expense is recognized by the Company when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date granted over the exercise price.  Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased the excess of consideration paid over the carrying amount of the stock options is charged to deficit.

Compensation expense for stock options are issued to non-employees is recognized over the vesting period of the option.  The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

This policy applies to all stock options grants issued subsequent to July 1, 2002.  As no stock options have been issued since that date, no expense has been recorded in the year ended June 30, 2003 and no further pro forma disclosure with respect to fair values is required.

(i)

Revenue recognition

Diamond sales are recognized at the time diamonds are delivered to the purchasers, and when the price is fixed or determinable.  This coincides with the receipt of payment and the transfer of title and the risks and benefits of ownership.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Foreign currency translation

Transactions originally denominated in currencies other than Canadian dollars are translated into Canadian dollars using the temporal method whereby non-monetary assets and liabilities, revenues and expenses are translated at rates in effect on the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated based on the period end exchange rate.  Realized and unrealized foreign exchange gains and losses are included in the determination of income.

(k)

Convertible loans payable

Convertible loans payable are segregated into their debt and equity components at the date of issue.  The financial liability component, representing the value allocated to the liability at inception, is included in convertible loans payable.  The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares and share purchase warrants issuable on conversion, is classified in shareholders' equity as “Equity component of convertible loans payable”.  These components have been measured at their respective fair values on the date the convertible debentures were issued.  The carrying value of the liability component is being accreted to the principal amount as additional interest expense over the terms of the loans.

(l)

Earnings per share

Diluted net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. Common share equivalents include the convertible loans and warrants as described in Note 6, and the stock options as described in Note 10.

The dilutive effect of convertible securities are reflected in the diluted earnings per share by application of the ‘if-converted' method. The dilutive effect of outstanding stock options and warrants issued are calculated using the treasury stock method. This method assumes that all common share equivalents had been exercised at the beginning of the period (or at time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, including unused loss carryforwards and other deductions, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

3.

INVENTORY

	2003	2002

Diamonds	$261,793	$427,699
Stockpiles	80,796	38,488
Fuel, oil and grease	38,183	240,609
Parts and supplies	3,285,606	3,952,784
In transit	263,865	363,759
	$3,930,243	$5,023,339

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTIES

		2003	2002
PRODUCING
	Aredor Concession:
	Acquisition costs	$10,427,786	$10,427,786
	Development expenditures, less recoveries	1,676,894	1,676,894
	Less: accumulated depletion	(1,781,525)	(1,055,603)
		10,323,155	11,049,077
	Palmietgat Concession:
	Acquisition costs	2,357,052	2,357,052
	Development expenditures, less recoveries	(126,620)	(126,620)
	Less: accumulated depletion	(418,006)	(174,189)
		1,812,425	2,056,243
		12,135,580	13,105,320

NON-PRODUCING
	Kokong Concession:
	Acquisition of exploration license	36,745	36,745
		36,745	36,745
		$12,172,325	$13,142,065

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

In August 2001, the Company signed a Joint Venture Agreement for the Aredor Kimberlite Project (“AKP”) with Rio Tinto Mining and Exploration Limited (“Rio Tinto”).

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTIES (Continued)

The Agreement grants Rio Tinto an option to earn an undivided forty percent (40%) interest in the AKP by making exploration expenditures totaling US$6,000,000 prior to the third anniversary of the December 15, 2000 Letter of Intent (“Initial Program”).   During the term of the Initial Program, Rio Tinto shall make minimum exploration expenditures as follows:  US$1,500,000 in Year 1, US$2,000,000 in Year 2 and US$2,500,000 in Year 3.  Rio Tinto may earn an additional undivided 13% interest in the AKP by conducting and completing a feasibility study assessing the economic viability of the AKP within two years.  The cost of this study will be solely the responsibility of Rio Tinto.   If, at the completion of the feasibility study, both parties decide to proceed, Rio Tinto shall have the option to earn an additional 5% interest in the AKP for a total of 58% by arranging, subject to the Company's agreement, the provision of the Company's share of such third party debt finance as shall be required in connection with the AKP.  The Company's alluvial diamond operations are excluded from the AKP. In the event that Rio Tinto terminates the option after earning a 40% interest in the AKP, Rio Tinto's interest will be automatically converted into a 3.5% gross proceeds royalty capped at US$15,000,000 which may be purchased by the Company on payment of US$7,500,000.

On March 7, 2003, Rio Tinto Mining & Exploration Limited (RTM&E) withdrew from the joint venture agreement without earning any interest in the AKP and without incurring any further liability.  The Company plans to continue the exploration of Kimberlites on the Aredor property.

Palmietgat Concession

The Company owns a 100% interest in the Palmietgat property, on which it operates a kimberlite diamond mine.

Kokong Exploration License

In June 1999, the Company acquired four prospecting licenses in the Republic of Botswana.  The four licenses grant the right to explore for precious stones in the Kgalagadi District.  In April 2000 the Company acquired a fifth prospecting license in the same area.  The three-year term of the licenses can be extended or reduced if the Company wishes to abandon the project.

In March 2002, the Company signed a Joint Venture Agreement for the Kokong Project (“Kokong”) with Tinto Botswana Exploration Pty Limited (“Tinto”), a subsidiary of Rio Tinto.  The Letter of Understanding confirmed the intent of the Company and Tinto to negotiate an Option and Joint Venture Agreement in which Tinto will be granted an option to earn up to a 75% interest in the diamond bearing kimberlite deposits on the Kokong Project.  The option is to include the following terms:

(a)

Tinto will earn an undivided 65% interest in the property by making US$3,500,000 in exploration expenditure prior to the fourth anniversary of the Letter of Understanding.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTIES (Continued)

Kokong Exploration License (continued)

(b)

Tinto may earn an additional 10% interest in the property by initiating a feasibility study and incurring a further US$5,000,000 of expenditures by the seventh anniversary of the Letter of Understanding.

5.

PROPERTY, PLANT AND EQUIPMENT

	2003			2002
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Plant	$3,872,908	$1,922,304	$1,950,604	$3,562,443	$1,581,614	$1,980,828
Mining
equipment	10,338,762	6,158,632	4,180,130	10,222,663	5,137,304	5,085,359
Vehicles and
light equipment	433,580	282,146	151,434	446,844	232,763	214,080
Office furniture
and equipment	471,943	326,960	144,983	461,148	278,038	183,111
	$15,117,194	$8,690,043	$6,427,151	$14,693,097	$7,229,719	$7,463,378

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

6.

CONVERTIBLE LOANS PAYABLE

	2003	2002
Series 1999-A Debenture
Third debenture of $4,225,000 (2002 - $4,225,000)	$5,207,333	$4,713,909

Series 1999-B Debenture
Debenture of $1,250,000 (2002 - $1,250,000)	1,540,631	1,394,648

Series 2000-A Debentures
First debenture of $1,100,000 (2002 - $1,100,000)	1,355,755	1,227,290
Second debenture of $300,000 (2002 - $300,000)	391,246	354,174

Series 2001-A Debentures
First debenture of $1,100,000 (2002 - 1,100,000)	1,329,184	1,203,236
Second debenture of $1,100,000 (2002 - 1,100,000)	1,318,850	1,193,883

Series 2003-A Debentures
First debenture of $850,000 (2002 - Nil)	775,576	-
Second debenture of $1,450,000 (2002 - Nil)	1,332,209	-
	13,250,784	10,087,140
Current portion	-	(10,087,140)
Non-current portion	$13,250,784	$ -

Series 1999-A Debenture

During the year June 30, 1999 the Company issued a Series A debenture in the original principal amount of $4,925,000, repayable December 31, 2000, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $1.15 per unit until April 30, 2000 and $1.40 per unit until December 31, 2000.  Each unit consists of a common share and a warrant exercisable for common shares of the Company at $1.15 per share in the first year and $1.32 in the second year. The debenture is secured by a fixed and floating charge on the Company's assets.

During the year ended June 30, 2000, $925,000 face value of the debenture was converted into common shares, resulting in the issue of 804,347 shares at a price of $1.15 per share and 804,347 share purchase warrants, which have since expired.  Subsequently the amount available to be drawn down was increased by $225,000 to a total value of $4,225,000.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

6.

CONVERTIBLE LOANS PAYABLE (Continued)

Of the face value of the loan, $800,000 had been classified as the equity component. The liability component of the loan had been fully accreted by June 30, 2002.  Subsequent to June 30, 2003, the maturity date of the debenture was extended to August 31, 2004, and on March 1, 2003, the interest rate was reduced to 8% per annum.  Accrued interest is included in the outstanding balance in the amount of $982,333 (2002 - $667,834).  Interest is also payable on August 31, 2004.

Series 1999-B Debenture

During the year ended June 30, 1999 the Company issued a Series B debenture in the principal amount of $3,750,000, repayable December 31, 2000, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into shares of the Company at a conversion price of $1.15 per unit until April 30, 2000 and $1.40 per unit until December 31, 2000.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A Third Debenture.

During the year ended June 30, 2001, the Company repaid $2,500,000 of the outstanding loan and $484,330 of the equity component was transferred to additional paid in capital.

Of the remaining face value of the debenture, $265,676 had been classified as an equity component that has been fully accreted by June 30, 2002.  Subsequent to June 30, 2003, the maturity date of the debenture was extended to August 31, 2004, and on March 1, 2003, the interest rate was reduced to 8% per annum.  Accrued interest is included in the outstanding balance in the amount of $290,631 (2002 - $144,648).  Interest is also payable on August 31, 2004.

Series 2000-A Debentures

First debenture

On February 4, 2000 the Company issued a Series 2000-A1 debenture in the principal amount of $1,600,000, repayable June 30, 2001, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $1.15 per unit until April 30, 2001 and $1.40 per unit until June 30, 2001.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants, and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A Third Debenture.

During the year ended June 30, 2001, the face value of the debenture was reduced to $1,100,000.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

6.

CONVERTIBLE LOANS PAYABLE (Continued)

Series 2000-A Debentures (continued)

First debenture (continued)

Of the face value of the debenture, $116,747 had been classified as an equity component that has been fully accreted by June 30, 2002.  Subsequent to June 30, 2003, the maturity date of the debenture was extended to August 31, 2004, and on March 1, 2003, the interest rate was reduced to 8% per annum.  Accrued interest is included in the outstanding balance in the amount of $255,755 (2002 - $159,417).  Interest is also payable on August 31, 2004.

Second debenture

On February 4, 2000 the Company issued a Series 2000-A2 debenture in the principal amount of $300,000 repayable June 30, 2001, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $1.70 per unit until February 17, 2001 and $1.95 per unit until June 30, 2001.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A Third Debenture.

Of the face value of the debenture, $69,969 had been classified as an equity component that has been fully accreted by June 30, 2002.  During the year ended June 30, 2003, the maturity date of the debenture was extended to April 1, 2003 and the conversion price was increased to $1.95 per unit until February 20, 2003 and $2.20 per unit until April 1, 2003.  Subsequent to June 30, 2003, the maturity date of the debenture was extended to August 31, 2004, and on March 1, 2003, the interest rate was reduced to 8% per annum.  Accrued interest is included in the outstanding balance in the amount of $91,246 (2002 - $44,623).  Interest is also payable on August 31, 2004.

Series 2001-A debentures

First debenture

In September 2001 the Company issued a Series 2001-A1 debenture in the principal amount of $1,100,000 repayable August 21, 2003, with interest at 11% per annum.  The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $0.80 per unit until August 21, 2003.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A Third Debenture.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

6.

CONVERTIBLE LOANS PAYABLE (Continued)

Series 2001-A debentures (continued)

First debenture (continued)

Of the face value of the debenture, $149,000 had been classified as an equity component that has been fully accreted by June 30, 2002.  Subsequent to June 30, 2003, the maturity date of the debenture was extended to August 31, 2004, and on March 1, 2003, the interest rate was reduced to 8% per annum.  Accrued interest is included in the outstanding balance in the amount of $229,184 (2002 - $103,237).  Interest is also payable on August 31, 2004.

Second debenture

In November 2001 the Company issued a Series 2001-A2 debenture in the principal amount of $1,100,000, repayable October 1, 2003, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $.50 per unit until October 1, 2003.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A Third Debenture.

Of the face value of the debenture, $229,000 has been classified as an equity component that has been fully accreted by June 30, 2002.  Subsequent to June 30, 2003, the maturity date of the debenture was extended to August 31, 2004, and on March 1, 2003, the interest rate was reduced to 8% per annum.  Accrued interest is included in the outstanding balance in the amount of $218,850 (2002 - $93,882).  Interest is also payable on August 31, 2004.

During the year ended June 30, 2002, the Company amended and restated the Series 1999 A Debenture, the Series 1999 B Debenture, and the Series 2000 A Debentures previously issued to the lender so that they are in substantially the same form as the Series 2001 A Debentures.  The charging clauses in the debentures issued in 1999 and 2000 did not grant the lender the security over the Company's personal property that both the Company and the lender had intended be granted.  As a condition of the lender's agreement to advance the loan secured by the Series 2001 A Second Debenture, the lender required that the prior debentures be amended and restated.  The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience.  The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension of the conversion provisions.  In February 2002, the Company arranged for the extension of the maturity date of the debentures from October 1, 2002 to April 1, 2003. During the year ended June 30, 2003, the maturity date of the debentures was extended to August 31, 2004, and the interest rate was reduced to 8% per annum.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

6.

CONVERTIBLE LOANS PAYABLE (Continued)

Series 2003-A1 debenture

In January 2003, the Company issued a Series 2003-A1 Debenture in the principal amount of $850,000, repayable January 1, 2004, with interest at 11% per annum.  The loan amount (from a company with a common director) is convertible into units of the Company at a conversion price of $0.30 per unit until August 1, 2004.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A debenture.  A total of $225,698 of the face value of the debenture has been classified as an equity component, of which  $112,849 has been accreted during the year ended June 30, 2003.  Accrued interest is included in the outstanding balance in the amount of $38,425 (2002 - $Nil).  Interest is also payable on August 31, 2004.

Series 2003-A2 debenture

In January 2003, the Company issued a Series 2003-A2 Debenture in the principal amount of $1,450,000, repayable January 1, 2004, with interest at 11% per annum.  The loan amount (from a company with a common director) is convertible into units of the Company at a conversion price of $0.30 per unit until August 1, 2004.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A debenture.  A total of $366,678 of the face value of the debenture has been classified as an equity component, of which  $183,339 has been accreted during the year ended June 30, 2003.  Accrued interest is included in the outstanding balance in the amount of $65,548 (2002 - $Nil).  Interest is also payable on August 31, 2004.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

7.

OBLIGATIONS UNDER CAPITAL LEASE

Included in property, plant and equipment is mining equipment that the Company has acquired pursuant to a three-year lease agreement expiring on December 15, 2003 and at an interest rate of 8.46%. Future minimum lease payments are as follows:

	2003	2002

2003	$-	$340,217
2004	153,677	170,109
Total minimum lease payments	153,677	510,326
Less interest portion	6,234	40,305
Present value of capital lease obligation	147,443	470,021
Current portion	147,443	282,742
Non-current portion	$-	$187,279

8.

FUTURE INCOME TAXES

The reported income tax provision differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes.  The reasons for this difference and the related tax effect are as follows:

	2003	2002	2001

Canadian basic statutory tax rates	0.4%	0.4%	0.5%
Expected income tax recovery	3,876,000	2,056,000	2,255,000
Adjustment to provision due to
lower foreign tax rates	(350,000)	(444,000)	(1,234,000)
Use of prior year losses	337,000	-	-
Effect of changes in the valuation allowance	-	-	(268,000)
Benefits not recognized in the period
that the loss arose	(1,671,000)	(318,000)	(1,041,000)
Over-provision in prior years	-	-	208,000
Accretion expense not deductible for
tax purposes	(296,000)	(217,000)	(362,000)
Dilution loss not deductible for tax purposes	(45,000)	(45,000)	-
Other	(11,000)	(54,000)	(2,000)
Income tax provision	$1,840,000	$978,000	$(444,000)

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

8.

FUTURE INCOME TAXES (Continued)

Significant components of the Company's future tax assets and liabilities are as follows:

	2003	2002

Future income tax assets:
Net operating tax losses carried forward	$9,228,000	$5,959,000
Valuation allowance for future income tax assets	(4,114,000)	(2,756,000)
Net future income tax assets	5,114,000	3,203,000
Future income tax liabilities:
Book value of assets in excess of tax values	(5,268,000)	(5,209,000)
Future income tax liabilities, net	$(154,000)	$(2,006,000)

At June 30, 2003 the Company had the following loss carry-forwards available for tax purposes:

	Amount	Expiry

Canada	$6,905,000	2004 - 2010
Republic of Guinea	17,227,000	2004 - 2008
Other	13,000	indefinite
	$24,145,000

9.

NON-CONTROLLING INTEREST

Non-controlling interest represents the 15% equity interest in the net assets of Aredor FCMC S.A. (“Aredor”) not owned by the Company.

	2003	2002
Non-controlling interest
Balance, beginning of year	$931,224	$385,022
15% interest in capitalization of advances by the
Company to Aredor FCMC S.A.	910,904	894,175
Share of net loss of Aredor FCMC S.A. for the year	(967,463)	(347,973)
	$874,665	$931,224

To rectify shareholders' deficiencies, as required under the laws of the Republic of Guinea, the Company capitalized US$3,808,593 during the year ended June 30, 2003 (US$4,320,891 in 2002) of its advance to Aredor FCMC S.A. (“Aredor”).  As a result, a loss on dilution of a subsidiary in the amount of US$672,105 was recognized in the year ended June 30, 2003 (US$648,000 in 2002), with corresponding increases in the non-controlling interest.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL

(a)

Authorized

100,000,000 common shares with no par value

(b)

Issued and outstanding

	Number of common shares	Amount

Issued and outstanding at June 30, 2000	17,378,413	17,811,681
Issued on acquisition of subsidiary	728,571	947,142
Exercise of employee stock options	10,000	8,500
Outstanding at June 30, 2001	18,116,984	18,767,323
Cancellation of treasury shares
acquired (Note 10 (c))	(826,000)	(855,650)
Issued and outstanding at June 30, 2002 and 2003	17,290,984	$17,911,673

(c)

During the year ended June 30, 2001, the Company entered into a normal course issuer bid for the purchase of its common stock through the facilities of the Toronto Venture Exchange.  Purchases were not to exceed 869,420 common shares over a 12 month period ended July 25, 2001 at market price.  As at June 30, 2001, the Company had purchased 826,000 shares for $1,006,329. In July 2001 the 826,000 shares were cancelled and the premium of $150,679 paid on the purchase of the shares was charged to the deficit.

(d)

Share purchase options

At June 30, 2003, there were 687,000 options outstanding under the Company's stock option plan.  Under the Toronto Venture Exchange (“TSX-V”) policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company.  The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the TSX-V immediately preceding the grant of the option less a sliding scale discount permitted by the TSX-V.  The Board of Directors determines at the date of grant the time at which any option may vest.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL (Continued)

(d)

Share purchase options (continued)

The following table summarizes stock option activity for each of the years in the three year period ended June 30, 2003:

		Weighted
		Average
	Number of	Price per
	Shares	Share

Balance, June 30, 2000	1,522,000	$0.94
Granted	70,000	1.30
Cancelled	(30,000)	1.70
Exercised	(10,000)	0.85
Balance, June 30, 2001	1,552,000	0.94
Granted	407,000	0.40
Cancelled	(585,000)	0.88
Balance, June 30, 2002	1,374,000	0.80
Cancelled	(687,000)	0.83
Balance, June 30, 2003	687,000	$0.78

As at June 30, 2003, the following stock options were outstanding and exercisable:

Number of		Exercise
Shares	Expiry date	Price

30,000	August 28, 2003	$1.00
85,000	August 28, 2003	0.85
50,000	January 26, 2004	0.85
20,000	August 26, 2004	1.00
35,000	February 7, 2005	1.15
55,000	March 17, 2005	1.70
25,000	June 20, 2005	1.60
50,000	February 8, 2006	1.30
337,000	April 24, 2007	0.40
687,000

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

11.

EQUITY COMPONENT OF CONVERTIBLE INSTRUMENTS

The components of the convertible instruments at June 30, 2003 and 2002 were as follows:

	2003	2002

Debt component	$13,250,784	$10,087,140
Equity component	2,222,771	1,630,395
Additional paid-in capital (Note 6)	484,330	484,330
Less: accretion to date	(2,410,913)	(2,114,725)
Face value of convertible loans	$13,546,972	$10,087,140

12.

DIRECT COST OF PRODUCTION OF DIAMOND SALES

	2003	2002	2001

Opening inventory	$5,023,339	$5,137,063	$3,991,261
Guinean mining tax (10% of
rough diamond sales)	765,817	1,288,214	1,551,942
Fuel, labour, parts and supplies, other	10,681,903	10,826,962	13,177,748
Foreign exchange loss (gain)	440,788	140,130	(338,611)
Reclamation	217,031	109,242	115,203
Less: closing inventory	(3,930,243)	(5,023,339)	(5,137,063)
	$13,198,637	$12,478,272	$13,360,480

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

13.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002	2001

Auditing and legal	$298,585	$247,154	$202,088
Management fees	433,273	457,396	518,577
Investor relations	455,846	279,915	312,195
Consulting fees	193,319	226,790	373,088
Rent	205,424	173,722	179,390
Communications	159,121	179,744	68,176
Travel	199,362	285,965	461,573
Salaries and wages	1,078,598	1,056,511	1,395,608
Diamond sales commissions
and export taxes	166,757	409,263	168,971
Office and other	349,770	232,936	264,546
Cost recoveries	(122,289)	(109,964)	(174,189)
	$3,417,767	$3,439,432	$3,770,023

14.

CASH FLOW INFORMATION

(a)

Changes in non-cash working capital items

	2003	2002	2001

Accounts receivable	$(212,080)	$(264,361)	$(408,263)
Advances to affiliates	41,041	(27,200)	(6,153)
Inventory	1,093,096	113,724	(1,080,497)
Prepaid expenses	(49,865)	110,660	(100,241)
Due from Joint Venture partner	-	-	(88,122)
Accounts payable	352,592	(554,060)	412,961
Accrued liabilities	1,300,120	93,944	775,156
Income taxes payable	1,890	4,000	(194,000)
	$2,526,794	$(523,293)	$(689,159)

(b)

Supplementary cash flow information

	2003	2002	2001

Interest paid	$98,540	$93,138	$4,365
Income taxes paid	12,110	-	-

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

14.

CASH FLOW INFORMATION (Continued)

(c)

Non-cash transactions

During the year ended June 30, 2001, the Company acquired the remaining 50% of the shares of North American Mining Corporation (PTY) Ltd. (“North American”) from its former joint venture partner.  The purchase price was satisfied by the issuance of 728,571 common shares of the Company for $947,142, a cash payment of $226,185 (US$150,000) and the settlement of $335,452 due from the former joint venture partner.

15.

COMMITMENTS

(a)

The Company is obligated under a lease for office premises expiring in 2004.  The commitment is $38,304.

(b)

The Company is obligated under the terms of the Aredor concession agreement to pay US$40,000 per month for rental of equipment and other assets situated on the concession during the tenancy of the concession.  At June 30, 2003, the Company had withheld 28 months' rent (US$1,120,000, which is included in account payable) pending resolution of US$969,627 in value added tax refunds and US$252,383 in fuel exoneration refunds due to the Company from the Guinea Ministry of Finance.

(c)

The Company is obligated under certain employment and management agreements.  The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000.  Employment agreements provide for payments of up to eighteen months' salary on the termination of certain senior officers' employment.

16.

RELATED PARTY TRANSACTIONS

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

(a)

management fees of $433,273 (2002 - $457,396;  2001 - $518,577) paid during the year ended June 30, 2003 to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.

(b)

compensation not included in management fees, paid to directors and officers of the company during the year ended June 30, 2003 in the amount of $450,449 (2002 - $404,700;  2001 - $406,000).

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

16.

RELATED PARTY TRANSACTIONS (Continued)

(c)

accounts receivable of $3,044 (2002 - $44,084) due from a company with a common director.

(d)

bridge loans in the amount of $310,000 borrowed from and repaid to companies with a common director.

Management fees are agreed to between the parties and approved by the Board of Directors.

17.

SEGMENTED INFORMATION

The Company operates in one industry segment, that being the acquisition, exploration, development and operation of diamond properties.

The Company currently operates in four geographic areas.  The Company's revenues are derived from its operations as follows:

	2003	2002	2001

Republic of Guinea	$7,352,211	$12,882,113	$15,519,412
South Africa	4,290,984	1,466,558	409,516
Canada	1,049	16,484	242,220
	$11,644,244	$14,365,155	$16,171,148

The location of the Company's long lived assets is as follows:

	2003	2002

Republic of Guinea	$15,677,712	$17,178,559
South Africa	2,821,577	3,303,741
Canada	63,442	86,398
Botswana	36,745	36,745
	$18,599,476	$20,605,443

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

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

(c)

Credit risk

Other than value-added tax refunds discussed in Note 15 (b), credit risk concentration with respect to accounts receivable is limited as no terms of credit are extended for the Company's diamond sales.

19.

SUBSEQUENT EVENTS

Subsequent to June 30, 2003:

(a)

the Company borrowed US$726,000 from a company with a common director.  The loan is due on demand, bears interest at 11% and is unsecured.

(b)

the Company has acquired mining equipment pursuant to a two-year lease agreement expiring on August 25, 2005 at an interest rate of 8.5%, and a three-year lease agreement expiring on August 10, 2006 at an interest rate of 8.5%.  The lease obligations of the two agreements aggregate $956,085 (principal: $859,026, interest: $97,059).

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

Balance Sheets

		June 30, 2003			June 30, 2002
		Canadian		U.S.	Canadian		U.S.
		GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Assets
	Current assets	$5,128,389	$-	$5,128,389	$6,824,914	$-	$6,824,914
	Mineral property (a)(b)	12,172,325	(5,758,007)	6,414,318	13,142,065	(5,155,750)	7,986,315
	Property, plant and equipment (b)	6,427,151	(846,564)	5,580,587	7,463,378	(124,949)	7,338,429
Total assets		$23,727,865	$(6,604,571)	$17,123,294	$27,430,357	$(5,280,699)	$22,149,658

Liabilities
	Current liabilities	$4,817,457	$-	$4,817,457	$13,385,294	$3,487	$13,388,781
	Convertible loans payable (c)	13,250,784	296,188	13,546,972	-	-	-
	Obligation under capital lease (b)	-	-	-	187,279	2,309	189,588
	Future/deferred income tax	154,000	(69,000)	85,000	2,006,000	52,000	2,058,000
Total liabilities		18,222,241	227,188	18,449,429	15,578,573	57,796	15,636,369
Non-controlling interest (a)		874,665	(874,665)	-	931,224	(931,224)	-

Shareholders' Equity (Capital
Deficiency)
	Issued shares (c) and (d)	17,911,673	414,791	18,326,464	17,911,673	414,791	18,326,464
	Equity component of
	convertible loan (c)	2,222,771	(2,222,771)	-	1,630,395	(1,630,395)	-
	Additional paid in capital (c) and (f)	484,330	319,466	803,796	484,330	319,466	803,796
	Other comprehensive income (b)	-	(730,332)	(730,332)	-	359,113	359,113
	Deficit	(15,987,815)	(3,738,248)	(19,726,063)	(9,105,838)	(3,870,246)	(12,976,084)
Total equity (capital deficiency)		4,630,959	(5,957,094)	(1,326,135)	10,920,560	(4,407,271)	6,513,289
Total liabilities and shareholders'
	equity (capital deficiency)	$23,727,865	$(6,604,571)	$17,123,294	$27,430,357	$(5,280,699)	$22,149,658

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

Net earnings (loss)

	Years ended June 30,
	2003	2002	2001

Loss before income taxes under Canadian GAAP	$(9,689,440)	$(5,139,607)	$(5,009,769)
Additional amortization of
mineral property (a)	(445,662)	(265,121)	(72,147)
Loss on dilution of investment in subsidiary (a)	910,904	894,175	-
Foreign exchange (b)	217,031	127,660	(558,105)
Accretion of convertible
loans (c)	296,188	543,367	805,307
Loss before income taxes under U.S. GAAP	(8,710,979)	(3,839,526)	(4,834,714)
Income tax provision
Current	(12,000)	(4,000)	194,000
Deferred	1,973,000	930,000	(456,000)
Net loss under U.S. GAAP	$(6,749,979)	$(2,913,526)	$(5,096,714)

Basic and fully diluted loss per share	$(0.39)	$(0.17)	$(0.30)

Weighted average number of shares outstanding
under U.S. GAAP	17,290,984	17,290,984	17,027,056

The identified GAAP differences do not result in any required adjustments to reported cash flows.

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

Under U.S. GAAP, it has been determined that for accounting purposes the commercial production phase of operations cannot commence until a more comprehensive evaluation concludes upon the economic feasibility based upon unit cost per carat, quality, size, recoveries, and other factors.  Based on this determination the following adjustments are required to conform Company's financial statements under U.S. GAAP.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

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

(iv)

Non-controlling interest and loss on dilution of investment in subsidiary are adjusted to reflect the Aredor operating results under U.S. GAAP.

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

(c)

Convertible loans

Under Canadian GAAP, convertible loans have been segregated into their liability and equity components measured at their respective fair values at the date the convertible loans were issued.  Previously, over the term of the convertible loans the liability component was accreted to the face value of the convertible loans by the recording of additional interest expense.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

(c)

Convertible loans (continued)

Under U.S. GAAP, the convertible loans issued during the year are recorded entirely as debt with no portion segregated as an equity component.  Further, on the issuance of the shares and warrants on the conversion of the loans, the conversion amount has been allocated between the shares and warrants based on the pro-rata fair value of each instrument.

(d)

Accounting for stock-based compensation

For Canadian GAAP purposes, the Company adopted a new accounting standard as disclosed in Note 2 (h).  Previously, the Company accounted for stock-based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  As at June 30, 2003, no compensation cost has been recorded for any period under this method.

Statement of Financial Accounting Standard No 123, Accounting for Stock-Based Compensation (SFAS 123), requires the use of the fair value method of accounting for stock options to non-employees.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  During each year in the three-year period ended June 30, 2003, no options were issued to individuals other than employees and directors and therefore no consulting expense was recognized under U.S. GAAP.

SFAS 123 allows the Company to continue to measure the compensation cost of options granted to employees in accordance with Accounting Principles Board Opinion No. 25.  The Company has adopted the disclosure-only provisions of SFAS 123.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

(d)

Accounting for stock-based compensation (continued)

The following pro forma financial information presents the net loss and the loss per common share had the Company adopted the fair value provisions of SFAS 123 for all stock options issued to employees and directors.

	Years ended June 30,
	2003	2002	2001
Net loss for the period
US GAAP	$(6,749,979)	$(2,913,526)	$(5,096,714)
Additional stock based compensation costs	-	(37,847)	(46,488)
Pro forma net loss - U.S. GAAP	$(6,749,979)	$(2,951,373)	$(5,143,202)
Pro forma basic and fully diluted loss per
share - U.S. GAAP	$(0.39)	$(0.17)	$(0.30)

Using the fair value method for stock based compensation, additional costs of approximately $Nil, $57,847 and $46,488 would have been recorded for the periods ended June 30, 2003, 2002 and 2001, respectively.  This amount is determined using an option pricing model assuming no payment dividends, a weighted average volatility of the Company's share price of 70% and 51% for 2002 and 2001, respectively and a weighted average annual risk free interest rate of 3.92% and 5.69% for 2002 and 2001, respectively.

(e)

Comprehensive income

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (“SFAS 130”), which establishes standards for reporting comprehensive income and its components in financial statements.  Comprehensive income or loss, as defined, includes all changes in equity (net assets) during a period from non-owner sources.

	Years ended June 30,
	2003	2002	2001

Net loss for the period - U.S. GAAP	$(6,749,979)	$(2,913,526)	$(5,096,714)
Other comprehensive item:
Cumulative translation adjustment	(1,089,445)	795,500	499,149
Comprehensive loss	$(7,839,424)	$(2,118,026)	$(4,597,565)
Basic and fully diluted loss per share	$(0.45)	$(0.12)	$(0.27)

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

(f)

Accounting for derivative instruments and hedging activities

In June 1998 the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), which standardizes the accounting for derivative instruments.  SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  FASB subsequently issued SFAS No. 137 which delayed the required effective date for adoption of SFAS 133 to fiscal years beginning after June 15, 2000.  The Company does not engage in hedging activities or invest in derivative instruments; therefore the adoption of SFAS 133 had no significant financial impact.

(g)

Newly released accounting standards

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.  Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale.  The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required.  As required by SFAS No. 144, the Company adopted this new statement at the beginning of fiscal 2002.  The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.  Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The Company determined SFAS No. 145 did not have a material impact on the Company's results of operations or its financial position.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

(g)

Newly released accounting standards (continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this Statement to have a material effect on its financial statements.

In December 2002, the FASB issued FAS No. 148¸ Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (‘‘FIN 45'').  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company has determined that the impact of the Statement on the Company's results of operations or financial position is not material.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.  FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary.  FIN 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity.  The Company believes that the adoption of FIN 46 will not materially impact the Company's financial statements.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

(g)

Newly released accounting standards (continued)

In April 2003, the FASB issued Statement No. 149 (“SFAS No. 149”), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003.  The Company does not believe the adoption of SFAS No. 149 will have a material effect on its consolidated financial positions, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150 (“SFAS No. 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities an equity.  SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives.  SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.  The Company will adopt the provisions of SFAS No. 150 on July 1, 2003.  The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its results of operations or financial position.

EXHIBIT B

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Lutfur Rahman Khan, certify that:

      1.   I have reviewed the annual report on Form 20-F of Trivalence Mining Corporation

      2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respect the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

      4.   The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13A-15(e) and 15d-15(e)) for the Company and have:

           (a)  Designed such disclosure controls and procedures, or caused such  disclosure controls and procedures to be designed under or  supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

           (b)  Designed such internal control over financial reporting, or  caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

           (c)  Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial report; and

     5.   The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

           (a)  All significant deficiencies and material weaknesses in the  design or operation of internal control over financial reporting  which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

           (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's  internal control over financial reporting.

Dated this 19th day of December, 2003.

Signed “Lutfur Rahman Khan”

Lutfur Rahman Khan

President and Chief Executive Officer

EXHIBIT C

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Omair Choudhry, certify that:

      1.   I have reviewed the annual report on Form 20-F of Trivalence Mining Corporation

      2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respect the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

      4.   The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13A-15(e) and 15d-15(e)) for the Company and have:

           (a)  Designed such disclosure controls and procedures, or caused such  disclosure controls and procedures to be designed under or  supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

           (b)  Designed such internal control over financial reporting, or  caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

           (c)  Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial report; and

     5.   The Company's other certifying officer and I have disclosed, based on  our most recent evaluation of internal control over financial  reporting, to the Company's auditors and the audit committee of the  Company's board of directors:

           (a)  All significant deficiencies and material weaknesses in the  design or operation of internal control over financial reporting  which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

           (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's  internal control over financial reporting.

Dated this 19th day of December, 2003.

Signed “Omair Choudhry”

Omair Choudhry

Chief Financial Officer

EXHIBIT D

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

 The undersigned hereby certifies that, to his knowledge, (i) the Form 20-F filed by Trivalence Mining Corporation (the "Issuer") for the year ended June 30, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange act of 1934, and (ii) the information contained in that report fairly present, in all material respects, the financial condition and results of operations of the Issuer on the dates and for the periods presented therein.

TRIVALENCE MINING CORPORATION

December 19, 2003

Signed “Lutfur Rahman Khan”

Lutfur Rahman Khan

President and Chief Executive Officer

EXHIBIT E

CERTIFICATION BY THE CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

 The undersigned hereby certifies that, to his knowledge, (i) the Form 20-F filed by Trivalence Mining Corporation (the "Issuer") for the year ended June 30, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange act of 1934, and (ii) the information contained in that report fairly present, in all material respects, the financial condition and results of operations of the Issuer on the dates and for the periods presented therein.

 TRIVALENCE MINING CORPORATION

December 19, 2003

Signed “Omair Choudhry”

Omair Choudhry

Chief Financial Officer

EXHIBIT F

Trivalence Mining Corporation:

Review of Mining and Exploration Assets in Guinea,

South Africa and Botswana

Prepared for:

Trivalence Mining Corporation

Suite 502 815 Hornby Street

Vancouver

British Columbia

Canada V6Z 2E6

Prepared by:

SRK Consulting

Windsor Court

1-3 Windsor Place

Cardiff

CF10 3BX

Tel:   +44  (0) 29 2034 8150

Fax:  +44  (0) 29 2034 8199

www.srk.co.uk

U2344	NOVEMBER 2003	1

TABLE OF CONTENTS

1 EXECUTIVE SUMMARY ... 1
1.1 Introduction ... 1
1.2 Aredor ... 2
1.3 Palmietgat ... 6
1.4 Kokong ... 8
1.5 Recommendations ... 9
2 INTRODUCTION AND TERMS OF REFERENCE ... 9
2.1 Background ... 10
2.2 Terms of Reference ... 10
2.3 Work Completed ... 10
2.4 Consultant Qualifications ... 11
2.4.1 SRK Consulting ... 11
2.4.2 Project team ... 11
2.5 Disclaimer ... 12
3 AREDOR ... 12
3.1 Property Description and Location ... 12
3.1.1 Location ... 12
3.1.2 History of the property ... 14
3.1.3 Description of the property ... 16
3.1.4 Title ownership ... 16
3.1.5 Mining agreement ... 18
3.1.6 Features within the property ... 19
3.2 Previous Work ... 20
3.2.1 Historical exploration ... 20
3.2.2 Historical production ... 21
3.3 Geology ... 21
3.3.1 Regional geology ... 21
3.3.2 Local geology ... 21
3.3.3 Property geology ... 21
3.3.4 Deposit geology ... 22
3.4 Exploration ... 24
3.4.1 Introduction ... 24
3.4.2 Quantity and quality of exploration data ... 24
3.4.3 Diamond value ... 25
3.5 Mineral Resource Estimates ... 27
3.5.1 Geological model ... 27
3.5.2 Description of mineral resource blocks ... 27

i

3.5.3 Depletion of mined areas 28
3.5.4 Estimation of diamond content 29
3.5.5 Estimation of block revenue 29
3.5.6 Block classification 30
3.5.7 Mineral Resource statement 30
3.5.8 Exploration potential 31
3.6 Current Mining Activity 31
3.6.1 Method of extraction, method of processing 31
3.6.2 Description of the Twin 8' plant 32
3.6.3 Description of the 14'C plant 33
3.6.4 Description of DMS plant 34
3.7 Expansion Plan 35
3.8 Interpretation and Conclusions 35
4 PALMIETGAT 36
4.1 Property Description and Location 36
4.2 Previous Work 36
4.2.1 Historical exploration 36
4.2.2 Historical production 39
4.3 Accessibility, Climate, Infrastructure 39
4.4 Geology 39
4.4.1 Regional geology 39
4.4.2 Local geology 39
4.5 Evaluation 40
4.6 Mineral Resources 40
4.6.1 Introduction 40
4.6.2 Estimation methodology 40
4.6.3 NAMCO Mineral Resource statement 42
4.6.4 Reconciliation studies 42
4.6.5 Remaining Resources 44
4.7 Mining Operations 46
4.7.1 Introduction 46
4.7.2 Mining 46
4.7.3 Process plant 48
4.7.4 Tailings disposal 49
4.7.5 Infrastructure 49
4.8 Operational history and forecasts 50
4.8.1 Production 50
4.8.2 Diamond value 52
4.8.3 Economics 52

ii.

iii.

LIST OF TABLES

iv.

LIST OF FIGURES

v

SRK Consulting Windsor Court 1-3 Windsor Place Cardiff United Kingdom CF10 3BX e-mail: cardiff@srk.co.uk URL: www.srk.co.uk Tel: + 44 (0)29 20 34 81 50 Fax: + 44 (0)29 20 34 81 99

Trivalence Mining Corporation:

Review of Mining and Exploration Assets in Guinea,

South Africa and Botswana

Executive Summary

Introduction

Trivalence Mining Corporation (TMC) has commissioned SRK Consulting (SRK) to prepare an independent technical report covering its mining and exploration assets in Africa. These comprise two operating diamond mines, the Aredor Alluvial Diamond Mine (Aredor) in Guinea and the Palmietgat Kimberlite Mine (Palmietgat) in South Africa; and exploration within the Aredor concession and also in Botswana.

Aredor has been producing high quality alluvial diamonds for over 70 years. TMC established a processing operation at the project site in 1998, is currently producing some 35,000 saleable carats per annum (ctpa) and is planning to increase this to 100,000 ctpa by 2005. Palmietgat is a kimberlite mine which was established to exploit three separate pipes. TMC is currently open pit mining the weathered portion of two of these while at the same time assessing the merits of deepening all three pits to access underlying fresh material. TMC's Kokong exploration prospect in Botswana hosts a number of already identified kimberlites and is currently subject to an “earn in” Joint Venture (JV) with Tinto Botswana (Tinto) a subsidiary of Rio Tinto (RTZ) in which RTZ is the operator.

The commission commenced with a desk study review of information made available to SRK by TMC. A full list of documents reviewed by SRK in completing this commission is presented in Section 7 of this report. This enabled the site team to identify the key issues to be addressed during the site visit phase.

SRK teams visited both Aredor and Palmietgat in completing this commission. Each team comprised a mining/resource geologist and a mining engineer. These core team members were supported, as required, by other SRK staff based at SRK's Cardiff and Johannesburg offices respectively.

TSX 43-101 REPORT CONTRIBUTION

This document presents the results of SRK's work. Specifically it presents SRK's understanding of the geology of these assets, the work completed to date to explore and develop these, and the quality of the information obtained, and finally SRK's comments on TMC's plans to further explore and develop these over the next few years.

While SRK has not recalculated Mineral Resource or Reserve estimates for the assets, in the case of Aredor and Palmietgat this report also presents SRK audited Mineral Resource statements which are based on estimates produced by, or on behalf of TMC, but which incorporate adjustments made by SRK to reflect SRK's opinions based on this review.

While production is ongoing on a medium scale at Aredor, and on a small scale at Palmietgat, this report does not present Mineral Reserve estimates for either asset. TMC is currently in the process of developing mine plans for these assets based on the infrastructure currently in place and also completing feasibility studies to determine the potential for expanding these. Specifically, at Aredor TMC is in the process of commissioning a third process plant which will increase the total capacity from 180 tonnes per hour (tph) to 330 tph; while at Palmietgat, TMC is currently undertaking an economic assessment of deepening the existing open pits to a depth of 60 m or beyond.

Aredor

Aredor is located some 700 km east of Conakry on the western coast of Guinea. The nearest major town is the prefecture of Kerouane, which is some 40 km to the east of the concession. The concession has a gravel airstrip, which is a 1.5 hour flight from Conakry, the nearest international airport.

Diamond mining at Aredor commenced in 1934 since when over 1 Million (M) carat (ct) have reportedly been produced. TMC's 85% owned subsidiary company, Aredor FCMC S.A., restarted operations in May 1996, revitalised the property with the introduction of mobile pan plants and, as of June 2003, had produced some 193,000 ct at an average value of US318$/ct for a total revenue of some US$61 M.

The concession as it now stands covers an area of 1,012 km2and has an irregular boundary which extends for some 43 km north-south and some 37 km east-west.

Aredor FCMC S.A. was granted exploration and mining rights for a term of 10 years in a Mining Agreement signed with the Government of Guinea on March 28th 1996. Automatic renewal will be granted at the end of this period, if requested, for up to

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

three successive five year terms. The rights are limited to production of diamonds and gold. TMC has met the financial obligations of this agreement, the agreement is, therefore, in good standing and SRK has no reason to doubt that the renewal will be granted when required.

The Mining Agreement allows the Government of Guinea to retain a 15% interest in the asset with a further 10% available for acquisition by Guinean residents.

The Mineral Resources currently being exploited are contained in ancient river gravels which tend to be located in the vicinity of the existing rivers and extinct tributaries to these. In particular they occur along most of the length of the Baoule River which runs from south to north along the eastern part of the concession and along its tributaries and sub-tributaries which extend beyond the concession limits. Halfway up the eastern edge of the concession, several tributaries join the Baoule and in these places the gravels occupy wider areas.

The current mining areas are accessed by well maintained gravel roads with heavy duty bridges where larger rivers and tributaries are crossed. Smaller gravel roads connect several small villages located throughout the property. In several places, the river courses have been altered by creating diversion channels to facilitate the draining of mined areas.

Most of the exploration work completed on the concession to date was conducted by Simonius Vischer (I.D.C.) Ltd in the late 1970's, Bridge Oil of Australia through its subsidiary Aredor Guinee S.A. in 1983 and 1984 and Rio Tinto Mining and Exploration Limited (Africa/Europe Region) (Rio Tinto) between November 2000 and March 2003. Aredor Guinee S.A undertook the majority of exploration on the ancient gravels much of which was done using clamshell hole clusters. The estimation of block areas, gravel tonnage and diamond content undertaken at this time still forms the basis of the most up to date Mineral Resource estimates reported by TMC.

Rio Tinto's exploration concentrated on finding and defining primary kimberlite bodies rather than secondary river gravels. The work programme consisted of regional drainage sampling for indicator minerals, airborne EM and magnetic surveys (which covered some 50% of the concession), reverse circulation and diamond drilling of the resulting targets and the collection of bulk samples. Rio Tinto discontinued its work after concluding that the economic potential of the kimberlites it had identified did not meet its internal targets.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

The Aredor concession is underlain by Archean granite gneiss with relic belts of amphibolites, quartzites and serpentinites. The area is covered in places by Jurassic to Cretaceous dolerite sills and intruded by dolerite feeders dykes to these. The kimberlite pipes, several of which have been identified within the concession boundary intrude these basement rocks and dolerite sills

The ancient river gravels being mined are considered to be the result of the erosion and local redeposition of material from weathered granites, kimberlites and dolerites on top of a saprolitised dolerite bedrock. The higher ground is generally occupied by lateritised colluvium.

The ancient river gravels contain higher concentrations of diamonds in point bars and low energy washes where heavier minerals were deposited from the rivers as their flow rates reduced. These enriched gravels, termed ‘terrace' deposits, tend to occur within the sediment sequence as wide areas with relatively variable diamond concentrations and to be several kilometres in length and up to 1.2 km wide, usually straddling the current river courses, and to be between 60 and 80 cm thick.

The reworked sediments occupy more tightly constrained channels closely following the current river courses. These diamond bearing basal gravels are termed ‘flats'; and they are typically found in contact with the saprolitised bedrock.

While many stretches of river gravels have been comprehensively sampled by clam shell clusters, the exploration completed to date was focussed on areas close to the fixed DMS plant, which was installed prior to the involvement of TMC, and a few more distant areas. Many stretches of river and tributary systems, therefore, remain untested and offer potential for the delineation of further Mineral Resources.

All the exploration samples collected were transported to small scale jig plants on site where the entire samples were washed though trommels and screens and heavy mineral fractions collected to concentrate the diamonds. Diamond content variables such as stone count and total mass were recorded for each sample. All stone sizes and qualities, including boart, contributed to the calculated ct value for the sample.

The diamonds recovered from each exploration area were valued by the Government of Guinea's appointed Expert based on the market prices at that time, i.e. to mid 1980's.

TMC's resource blocks have been delineated on the basis of bedrock topography contours and then on the basis of general areas which tend to contain higher grades. Block sizes are such that they represent at least a few month's of processing, and contain at least 10 sample points.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

In most cases, ct/m2 sample values have been assigned to the resource blocks by averaging the samples which fall within each block. An average US$ value per carat has then been applied to resource blocks based on the original Government of Guinea's expert recommendation factored to bring this into today's terms. For the purposes of resource estimation, any stones in excess of 50 ct have been allowed to contribute to the ct/m2 diamond grade but not to the average US$/ct value. SRK has reviewed this factor and considers it to conservatively reflect the difference between the prices predicted and the prices now being obtained.

SRK considers that the Mineral Resource classification terminology has been appropriately applied as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20th, 2000.

During the period 1988 to 1993 a total of 680,000 ct were recovered by Aredor Guinee S.A., whilst 673,000 ct were called for according to the predicted grades. Similarly, Aredor FCMC S.A. recovered 14% more carats then were called for in the period 1996 to 1999. Overall, therefore, the actual diamond grades (ct/m2) achieved have generally been higher than those predicted by the exploration results. Despite the difficulty associated with estimating diamond grades and values, primarily due to the combination of their skewed distributions, SRK therefore considers the production to date supports the integrity of historical grade and value estimates.

Table 1.1 below gives SRK's audited Mineral Resource statement for Aredor as of September 2003. SRK has accepted the classification of this as proposed by TMC and has made no adjustments to diamond grades or value estimates which SRK considers have been reasonably derived.

Table 1.1: SRK audited Mineral Resources for Aredor

Classification	Area (m2)	Grade (ct/m2)	Content (ct)	Value (US$/ct)	Value (US$)
Indicated	1.92M	0.10	187,000	375	70M
Inferred	4.25M	0.18	756,000	158	120M

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Two mineral separation pan plants are currently operating at Aredor working freshly dug gravel, whilst the original DMS plant has been rebuilt and modified and is currently being commissioned.

Mining is carried out using four draglines equipped with 7.7 cubic yard buckets. The draglines normally remove between 5 and 7 m of overburden which is dumped on the mined-out area. When the mining depth approaches the diamond bearing gravel layer, a geological assistant carefully studies the bottom of the area and then informs the dragline operator when to dump the mined diamond bearing material onto the stockpile area. After the dragline bucket has reached the bedrock an additional        15-20 cm will be mined into the fairly soft bedrock.

A significant feature of the mining operation is the de-watering of the area undergoing mining. Up to four different pumping units are required for this, although the operation normally requires only one or two.

The diamond bearing gravel is loaded onto Bell Trucks that transport the gravel to the mineral separation plants. The material mined in the Bimboko mining area is transported to, and treated in, the so called Twin 8' plant, whilst the material mined in the Wouloro and Gbenko areas is treated in the 14' C plant.

Aredor is scheduled to increase production capacity with the commissioning of the DMS plant. This will also require the addition of further draglines and hauling fleet. Assuming that unit variable costs and the annual fixed costs remain the same and that plant availability continues to be 85%, then total operating costs should be expected to reduce to some US$8.5/t (US$17/m2) from the current operating cost of US$10/t. The effect of this would be to improve the profitability of operations and also to allow some lower grade blocks to be considered for processing.

Certainly SRK supports this strategy but recommends that TMC now develops a fully integrated Life of Mine Plan for the operation inclusive of projected revenues and costs. This will enable the operation to be optimised and will support the production of Mineral Reserve estimates in due course.

Palmietgat

In May 1999 TMC entered into a 50:50 Joint Venture Agreement to acquire the Mineral Rights to Palmietgat. In February 2001 it acquired the remaining 50% and it is now the 100% owner.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Exploration by De Beers had previously confirmed the presence of three potentially economic kimberlite pipes (K14, K15 and K16). The pipes are ovoid in shape and have outcrops covering between 0.5 and 0.6 ha. All three pipes are intensely weathered and altered down to a depth below surface of approximately 30 m. Mining activity to date has been in this weathered kimberlite material only.

K14E and K14W are both distinct diatreme facies kimberlite pipes, are separated by approximately 100 m of country rock and consist of moderately altered pale yellow-brown to green tuffistic kimberlite breccias. The K15 kimberlite pipe consists of pale green soft, tuffistic kimberlite breccias with inclusions of mainly basalt, and minor shales and sandstones. Crater facies have also been recognised within this pipe.

The resource estimates currently reported by TMC for Palmietgat are based on a bulk sampling programme undertaken by De Beers during the 1980's. There has been no further sampling work since this time. The bulk samples were collected from shafts sunk to depths of 30m and tunnels driven from these shafts to the kimberlite-country rock contact. In total over 4,000 t of kimberlite material was collected by De Beers from seven shafts and two tunnels.

Three dimensional wireframe models were produced by De Beers to define the shape of the kimberlite pipes with depth. The procedure resulted in the production of carrot-shaped interpretations of the kimberlite pipes, which decrease in surface area with depth.

For the purpose of delivering Mineral Resource estimates, the geological models were divided into 10 m slices and values for density, percentage inclusion and DMS yields were estimated into each using the drillhole sample intersection data and inverse distance cubed interpolation. This method was preferred over geostatistical methods as the variograms indicated pure nugget effect. The resource tonnage of the pipe was computed by summing up the tonnage of each individual 10 m slice in the pipe.

SRK have examined the data on which the De Beers Mineral Resource estimates have been made and the methods by which those calculations have been prepared. SRK has not re-estimated the Mineral Resources for Palmietgat but has made sufficient checks, including a review of the available reconciliation data, to assess the validity of the results. SRK's audited Mineral Resource statement based on this is given in Table 1.2 below. SRK considers this to be an Indicated Mineral Resource as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20th, 2000.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

While an economic assessment is currently underway to asses the mining of the kimberlites down to depths of over 60 m, production commenced in October 2000 and K14E has been mined to a 15 m depth, K14W to a 27 m depth and K15 to a 30 m depth. Production has been scheduled such that only one pit is mined at any one time, ensuring that the mill feed can be reconciled to kimberlite pipe.

Table 1.2: Estimate of the remaining resource to 30 m depth

Kimberlite Pipe	Current Depth m	Indicated Mineral Resource to 30m depth 000's t	Mean Recovered Grade (cpht)	Carats
K14E	15	245	16.1	39500
K14W	22	88	23.0	20200
K15	30	depleted	-
Total	1,253	333		59700

Conditions in the pits appear to be safe and are typical of operations of this nature. The plant, however, is not functioning optimally and almost 50% of the RoM feed is currently being stockpiled due to the lack of a primary crusher. There are also some shortcomings with regards some operational aspects of the tailings disposal facilities and water supply. TMC plans to rectify the problems in the plant by installing the required crusher and also to address the operational shortcomings.

SRK understands that some 660,000 t of ore has been mined by TMC since production commenced in April 2001 and some 106,000 ct produced during this time and the pre-production period combined.

The plant feed grade has been low in the last seven months, coincident with the high content of oversize in the plant feed. This could be due low liberation as a consequence of deeper, harder material being fed through the crusher. The current plan is to mine the K14E pit to 30 m and to supplement the feed with material from the oversize stockpile for the next two years. This trend can, therefore, be expected to continue in the short to medium term, certainly until the new crushing facility is installed.

TMC is in the process of undertaking an economic assessment of the potential for deepening the pits and increasing the production rates. Certainly SRK supports this strategy but recommends that TMC now develops a fully integrated Life of Mine Plan for the operation inclusive of projected revenues and costs. This will enable the operation to be optimised and will support the production of Mineral Reserve estimates in due course.

Kokong

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Over thirty kimberlites have been located in this the Kokong Kimberlite Field since the 1970's, but none has yet proved economic. Kimberlites with sub-surface areas in excess of 10 ha are known but there is no generally established link between size and potential diamond grade. The centre of this field is some 65 km east of the generally accepted western margin of the Kaapvaal-Zimbabwe Craton.

An area of 3700 km2 in the Kokong Kimberlite Field, referred to as the Kokong Kimberlite Project, is under licence to the Pioneer Mining Company (PMC), a subsidiary of TMC and Rio Tinto Mining and Exploration Limited Botswana (Rio Tinto). This project area is the subject of a Joint Venture Agreement under which Rio Tinto is the project manager.

Since the execution of the Joint Venture Agreement in February 2002, Rio Tinto has carried out a phased exploration programme based on the interpretation of an airborne magnetic survey. The unaudited direct costs of this work were, as at end June 2003, in excess of US$2.1 M. While this figure appears high for the work accomplished, all of the geophysical surveys were undertaken by contractor and the bulk of the drilling to date was large diameter reverse circulation work, and this is, therefore, understandable.

Rio Tinto's exploration work has resulted in the identification of seven new kimberlites. The targeting exercise is therefore working and it is likely that further hitherto unknown kimberlites will be discovered as the work is progressed. None of the new kimberlites found to date are, however, mineralised with diamond and can not therefore be considered as Mineral Resources.

The remainder of the exploration programme appears to be appropriately planned and the proposed budget for the remainder of 2003 in proportion to the stated objectives of the project, provided that the sequencing of activities is optimised. From a cost perspective, SRK has recommended to TMC that bulk sampling only be carried out on the bodies of highest potential, as defined by the results of scout drilling, and that microdiamond sampling be considered, allied to indicator mineral chemistry interpretations, to assist in this prioritisation exercise.

Recommendations

SRK recommends that:-

•

A Detailed Life of Mine Plan be produced for Aredor based on estimates of revenue and costs so as to enable the mining and processing operations to be optimised, the justification for capital expenditure to be assessed and Mineral Reserve estimates to be reported.

•

The economic assessment at Palmietgat be completed to determine the potential for deepening the pits already developed, increasing the production rates and enabling the derivation of Mineral Resource and Mineral Reserve estimates for the material below 30 m depth.

•

The exploration programme at Kokong be continued as planned but that bulk sampling only be carried out on the bodies of highest potential, as defined by the results of scout drilling, and that microdiamond sampling be considered, allied to indicator mineral chemistry interpretations, to assist in this prioritisation exercise.

introduction and terms of reference

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Background

Trivalence Mining Corporation (TMC) commissioned SRK Consulting (SRK) to prepare an independent technical report covering its mining and exploration assets in Africa. These comprise two operating diamond mines, the Aredor Alluvial Diamond Mine (Aredor) in Guinea and the Palmietgat Kimberlite Mine in South Africa (Palmietgat); and exploration within the Aredor concession and also in Botswana.

Aredor has been producing high quality alluvial diamonds for over 70 years. TMC has re-established a processing operation at the site, is currently producing some 35,000 saleable carats per annum (ctpa) and is planning to increase this to 100,000 ctpa by 2005. Palmietgat is an open pit kimberlite mine currently working the weathered portion of three pipes while at the same time assessing the merits of deepening the pits to access underlying fresh material. TMC's Kokong exploration prospect in Botswana hosts a number of already identified kimberlites and is currently subject to an “earn in” JV with Tinto Botswana (Tinto) a subsidiary of Rio Tinto (RTZ) in which RTZ is the operator.

Terms of Reference

The overall objective of SRK's work was to produce an independent technical report in a suitable format to be submitted to the Toronto Stock Exchange (TSE) and the TSX.V Exchange as stipulated in Instrument 43-101 and as part of the filing with the BCSC of an Annual Information Form (AIF) by TMC.

Work Completed

The commission commenced with a desk study review of information made available to SRK by TMC. A full list of documents reviewed by SRK in completing this commission is presented in Section 7 of this report. This initial review enabled the site team to identify the key issues to be addressed during the site visit phase.

SRK teams visited both Aredor and Palmietgat in September 2003. Each team comprised a mining/resource geologist and a mining engineer. These core team members were supported, as required, by other SRK staff based at SRK's Cardiff and Johannesburg offices respectively.

This document presents the results of SRK's work. Specifically it presents SRK's understanding of the geology of these assets, the work completed to date to explore and develop these and the quality of the information obtained and finally SRK's comments on TMC's plans to further explore and develop these over the next few years. While SRK has not recalculated Mineral Resource or Reserve estimates for the

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

assets, in the case of Aredor and Palmietgat, this report also presents SRK audited Mineral Resource statements which are based on estimates produced by, or on behalf of TMC, but which incorporate adjustments made by SRK to reflect SRK's opinions based on this review.

Consultant Qualifications

SRK Consulting

SRK is an international group which comprises over 500 professional staff offering expertise in a wide range of engineering and scientific disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. SRK has offices in the UK, Canada, North and South America, South Africa and Australia. The SRK Group, and in particular the SRK UK, South African and Canadian practices, have extensive experience of project work in Southern and West Africa having worked throughout these regions and also extensively in South Africa, Guinea and Botswana. This work has included undertaking technical work as part of feasibility studies as well as technical audits in support of acquisitions, project finance and stock exchange listings and has covered most principal commodities but with a strong focus on precious metals and diamonds.

SRK has extensive experience in all aspects of diamond exploration and exploitation. This experience covers alluvial, kimberlite and marine diamond deposits, and both underground and open pit operations, in Africa, Canada, Australia and Russia. It encompasses all aspects of diamond mining operations inclusive of sampling, geological modelling, resource and reserve estimation, geotechnics and mine design, mineral processing, environmental and water management and construction.

Project team

The project has been directed by Dr Mike Armitage, Principal Mining Geologist and Managing Director of SRK's UK practice. Dr Armitage is a Chartered Engineer with 20 years experience in the field of evaluating and critically reviewing mining projects. The individuals responsible for specific technical areas of the review are presented in Table 2.1 below.

Table 2.1: Project team and responsibilities

Name	Position	Responsibility
Mike Armitage	Principal Mining Geologist	Project Director, Technical Review
Don Duncan	Principal Diamond Geologist	Geological Interpretation

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Martin Pittuck/Victor Symposya	Principal Mining Geologists	Geology and Resources
Marcin Wertz	Principal Mining Engineer	Mining, Reserves
Gosta Blendulf	Principal Mineral Processing Engineer	Mineral Processing, Infrastructure, Services

Disclaimer

The observations and comments presented in this report represent SRK's opinion as of October 2003 and are based in part on discussions with TMC and its consultants and in part on SRK's review of the documents listed in Section 7 of this report and observations made during the site visits. The underlying data on which mineral resource estimates have been based has not been reviewed in detail and the results of exploration sampling have been accepted in good faith.

SRK cannot accept any liability, either direct or consequential for the validity of information which has been accepted in good faith. SRK requires to be able to approve any extract from this report which may be presented in any public domain literature or which is used for the purposes of financing or presentation to third parties.

Aredor

Property Description and Location

Location

Aredor is located some 700 km east of Conakry on the west coast of Guinea. The concession is situated about 200 km east of the border with Sierra Leone, 100 km north of the border with Liberia, 200 km west of the border with Ivory Coast and 200 km southwest of the border with Mali.

The nearest major town is the prefecture of Kerouane which is some 40 km to the east of the concession.

There is a gravel airstrip at the concession, which is a 1.5 hour flight from Conakry, the nearest international airport. Access by road from Conakry can take up to 14 hours in the wet season, 525 km of the road is paved but the last 200 km leading up to the concession is a gravel road, the condition of which can deteriorate severely in the wet season.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Figure 3.1 illustrates the location of the Aredor Concession.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

History of the property

Diamond production was started on the property in 1934 by a joint venture between Soguinex and Beyla. A Russian company took over in the 1960s and ran operations until 1973. A local exploration company (Simonius Vischer (I.D.C.) Ltd.) then outlined further deposits on the concession following which, in July 1981, Aredor Guinee S.A., a subsidiary of Bridge Oil of Australia, was incorporated to develop and exploit the property. Aredor Guinee S.A., then operated the concession between 1984 and 1994 under a 50:50 Joint Venture (JV) with the government. Aredor Guniee S.A. reported spending some US$45 M on infrastructure and equipment before start up of operations in 1984. Aredor Guninee S.A's plan was to mine and process material through a fixed DMS plant but the project became uneconomical as the hauling distance to the fixed DMS plant increased.

TMC renegotiated the terms of the Aredor concession with the Ministry of Mines in 1996 and acquired all of the existing infrastructure and equipment at a nominal cost. Through its subsidiary, Aredor FCMC SA, TMC now holds an 85% interest with the

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Figure 3.1: Location of Aredor Concession, Guniea

P:\U2344 Trivalence Listing\Data\Location.WOR

SENEGAL
MALI
BAMAKO
GUINEA
BISSAU
12°
BISSAU
CONAKRY
Kerouane
SIERRA
LEONE
FREETOWN
8°
IVORY
COAST
LIBERIA
MONROVIA
0
100
200
250km
4°
-12°
-8°
LEGEND
National Capital
Aredor Concession

NOVEMBER 2003	PROJ. No: U2344	TRIVALENCE LISTING - AREDOR REPORT	
SRK Consulting Engineers and Scientists		Location of the Aredor Concession, Guinea	Figure 3.1

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Government of Guinea retaining a 15% interest. Aredor FCMC S.A. restarted operations in May 1996, revitalising the property with mobile pan plants while using the existing exploration data to target their mining operations.

Description of the property

The concession as originally awarded to Aredor FCMC S.A covered an area of some 1,212 km2. Some 200 km2, however, was relinquished to local miners in order to help focus this activity away from the areas planned to be mined. The remaining concession covers an area of 1,012 km2, the irregular boundary extending for some 43 km north-south and some 37 km east-west. The area is at an elevation of some 700 m above sea level. Figure 3.2 shows the concession boundary.

The concession contains the northward flowing Baoule River which also forms part of its eastern boundary. The Baoule River occupies a channel up to 125 m wide and has several tributaries which are found in the southern and western parts of the concession. The rivers occupy extensive flood plains between which higher ground in places has a relief of up to 250 m.

The flood plains are covered by tall grasses with occasional stands of small trees whilst the higher ground is covered by sparse mature forest in places. Some parts of the flood plain near villages and towns are used for growing rice and other crops.

The climate is semi-tropical and there are seasonal rains. The annual rainfall is approximately 1.9 m. Temperatures through the year vary between 16 and 38ºC.

Title ownership

The original concession was attributed to Aredor Guinee S.A. in January 1993 by “Arrête 4/93/2362/MNREE/SGG”.

The concession ownership changed in April 1996, when most of the concession was transferred to First City Mining Company (First City), a wholly owned subsidiary of TMC. At the same time a 100 km2 retrocession was implemented to give some ground to local miners. This was all covered in “Arrête A96/2861/MMG/SGG”.

A second retrocession of 100 km2 took place in November 1998, covered in “Arrête A98/8838/MRNE/SGG”.

The property has not been surveyed.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Figure 3.2: Aredor Concession Area and Geology

P:\U2344 Trivalence Listing\Rep\PITT reference data\001MP.dwg

9°30' W
9°25' W
9°20' W
9°15' W
9°10' W
N
9°20' N
9°15' N
9°10' N
9°05' N
CONCESSION BOUNDARY
Northern Limit of Flat/Terrace Mapping
LEGEND
Flat
Terrace
River
Concession Boundary
0
10
20km

NOVEMBER 2003	PROJ. No: U2344	TRIVALENCE LISTING - AREDOR REPORT	
SRK Consulting Engineers and Scientists		Aredor Concession Area and Geology	Fig 3.2

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Mining agreement

First City has been granted exploration and mining rights for a term of 10 years in a Mining Agreement signed with the Government of Guinea on March 28th 1996. At the end of this period, automatic renewal will be granted if requested for up to three successive five year terms. First City can stop operating and exit from the Agreement at any time. The rights are limited to production of diamonds and gold.

The Mining Agreement allows the Government of Guinea to retain a 15% interest in the asset with a further 10% available for acquisition by Guinean residents. There are further financial obligations under the terms of the Mining Agreement which TMC has met.

Royalties due to the Government of Guinea comprise:-

  10% of revenue from sale of rough diamonds;

  2% of revenue from sale of cut diamonds;

  5% of revenue from sale of gold.

The main taxes due to the government comprise:

  US$5,000 per year for surface royalties and fixed fees;

  From January 1999, 35% of normal business profits (net income not exceeding 15 times the expenditure in that period); 50% after deduction of 35% of any remaining ‘extraordinary profits' which are not reinvested.

Despite the historical mining activity on the site, SRK is not aware of existing environmental liabilities on the concession or requirements to clean-up areas affected by historical mining and the Mining Agreement does not address this matter.

The Mining Agreement envisaged that the mining operation would be developed in a phased manner. TMC restarted operations in May 1996 with mobile pan plants, fed by material from remnant blocks in the historically mined areas. This phase demonstrated the successful application of pan plant processing and the accuracy of grades predicted by the inherited exploration data. A Twin 8' pan plant (Twin 8') was commissioned in May 1996 with a capacity of 40 tph and this was followed in September 1997 by a 14' Commercial pan plant (14'C) capable of processing 120 tonnes per hour (tph) (2,448 tpd) at 85% utilisation. The Twin 8' was subsequently upgraded to a capacity of 60 tph (1,220 tpd) and was successfully re-commissioned in April 2003.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

At the time of SRK's site visit, the DMS process plant originally built and used by Bridge Oil had been redesigned and rebuilt, and a new x-ray sorter installed, providing further capacity of between 120 tph and 150 tph. Old tailings were being run through the plant as part of the commissioning of this facility. The addition of the DMS plant will bring the total gross processing capacity to over 300 tph (7,200 tpd).

Features within the property

Mineral Resources within the concession are contained in ancient river gravels in the vicinity of the existing rivers and extinct tributaries to these. Ancient river gravels are known to exist along most of the length of the Baoule River which runs from south to north along the eastern part of the concession and along its tributaries and sub-tributaries which extend beyond the concession limits.

Halfway up the eastern edge of the concession, several tributaries join the Baoule River and in these places the gravels occupy wider areas. The ‘City' mine camp is found on high ground which forms the northwest flank of this area. The camp comprises 157 housing units, a 50 bed hospital and a water treatment facility.

The DMS plant and a seven story Sortex building built by Aredor Guinee S.A. is situated 1.3 km south east of City camp on the western bank of the Baoule River. Generators, workshops, a warehouse and storage facilities are found near by.

The 14'C processing plant is situated some 9.3 km south of the City camp, also on the western bank of the Baoule River. The Twin 8' processing plant is situated some 10 km southsouthwest of the City camp on the west bank of a north-flowing tributary to the River Bougban which in turn, joins the Baoule River some 2.7 km further to the east.

The main habitation on the property is a town called Banankoro which has an estimated population of over 70,000. Banakoro is situated on raised ground between the current Twin 8' and 14'C mobile pan plants. The town has grown rapidly over the last few years, prospering from a number of relatively small scale diamond operations which operated primarily and legally on the rescinded 200 km2 part of the original concession and illegally on part of Aredor's remaining concession.

The Baoule River gravels have been worked from some 11 km south of the City camp to around 3.5 km north of the City camp over a width of up to 2.5 km. Workings are intermittent in places with most intense activity having been located near the City camp. A slimes dam exists to the east of the camp and a coarse tailings

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

dump is situated some 800 m southsoutheast of the camp. Overburden from the workings has been redeposited in the mined areas after extraction of the gravels.

The current mining areas are accessed by well maintained gravel roads with heavy duty bridges where larger rivers and tributaries are crossed. Smaller gravel roads connect several small villages located throughout the property. In several places, the river courses have been altered following the creation of diversion channels to facilitate the draining of mined areas.

The Gbenko gravel airstrip which is 1,200 m long is located approximately 1 km southwest of the City camp.

There is no national grid power at the site, power is generated by a number of diesel generators.

Figure 3.3 illustrates the location of the features described above.

Previous Work

Historical exploration

The majority of the Exploration on the concession was conducted by Simonius Vischer (I.D.C.) Ltd in the late 1970's and Aredor Guinee S.A. between 1983 and 1994, and Rio Tinto Mining and Exploration Limited (Africa/Europe Region) (Rio Tinto) between November 2000 and March 2003.

Aredor Guinee S.A undertook the majority of exploration on the alluvial gravels. Most of this data was collected using clamshell hole clusters. The estimation of block areas, gravel tonnage and diamond content undertaken at this time still form the basis of the Mineral Resources currently reported by TMC.

Rio Tinto's exploration concentrated on finding and defining primary kimberlite bodies rather than secondary river gravels. The work programme consisted of regional drainage sampling for indicator minerals, airborne EM and magnetic surveys (over some 50% of the concession) and reverse circulation (RC) drilling of 16 of the resulting targets.

A total of 6 cored holes and 23 RC holes were drilled by Rio Tinto for a total of some 4,910 and 6,230 m respectively. Eleven bulk samples were collected from known kimberlites by excavating pits or conducting further drilling. The total mass of these samples was some 600 dry tonnes with the largest samples taken from K23 (430 t) and K22 (95 t).

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Rio Tinto undertook high quality exploration work but concluded that the Aredor concession was unlikely to host kimberlites of a size that would warrant its continued involvement. Some of the targets and delineated pipes could, however, yet constitute Mineral Resources and the oxidised tops of these may yet prove suitable for treatment by TMC's existing process facilities.

Historical production

Aredor Guniee S.A. reportedly produced 1.25 M/ct between 1984 and 1994. TMC has produced some 193,000 ct of diamonds as of June 2003 at an average value of US$318/ct yielding a total revenue of some US$61 M.

Geology

Regional geology

Much of the West African subcontinent geology comprises Archaean and Proterozoic basement rocks which in Guinea consist of gneiss complexes with sparse occurrences of supracrustal granite-greenstone belts. Aredor is located within the Macenta Gneiss Complex which is an area of stable craton, a favoured environment for deep seated kimberlite intrusions.

Local geology

The Aredor concession is underlain by Archaean granite gneiss with relic belts of amphibolites, quartzites and serpentinites. The area is covered in places by Jurassic to Cretaceous dolerite sills and intruded by dolerite feeders dykes to these. A number of kimberlite pipes intrude these basement rocks and dolerite sills. Several of these have been identified at Aredor.

Property geology

Ancient river sediments consisting of basal gravels overlain by lenses of alluvial grits, sands and clays cover the Aredor concession. The sediments appear to have been transported only short distances and the clasts are generally sub-angular. The basal gravels consist of coarse sands with pebble and cobble clasts consisting of quartz and dolerite whereas the overlying sequence is dominated by fine to coarse, angular quartz grains. Clay sediments occur as lenses and as interstitial fill in the gritty sands and gravels.

The river sediments likely represent the product of the erosion of material from weathered granites, kimberlites and dolerites subsequently deposited on top of a

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

saprolitised dolerite bedrock. The higher ground is generally occupied by lateritised colluvium.

There appears to have been a period during which the river flow increased and eroded through the sediments down to bedrock. This coincided with introduction of and redistribution of coarser gravel materials which collected as basal sediments and which were overlain by gritty sands.

Deposit geology

The original river sediments contained higher concentrations of diamonds in point bars and low energy washes where heavier minerals tended to drop out of the river as its flow reduced. These enriched gravels, termed ‘terrace' deposits, tend to be found within the sediment sequence, to have relatively variable diamond concentrations, and to cover wide areas which are several kilometres in length along the rivers and up to 1.2 km wide, usually straddling the current river course, and to be between 60 and 80 cm thick. The terraces have been eroded in most places by reworked sediments and in many places now comprise less continuous remnants on the fringes of the river sediments.

The reworked sediments occupy more tightly constrained channels closely following the current river courses. Here, diamond bearing basal gravels, termed ‘flats', are found in contact with the saprolitised bedrock. The bedrock topography contours provide a means by which presence of flats can be predicted with high confidence. The thickness of gravels and diamond content in the flats is variable along the river course as a result of localised flow restrictions and changes in bedrock gradient. Small scale trap sites such as plunge pools and open bedrock fractures have created additional variability in diamond accumulations. The flats occupy continuous channels, have lengths of several kilometres, widths of several hundreds of metres and tend to be between 30 and 60 cm thick.

Figure 3.3 illustrates the location of the mineralised flats and terraces.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Figure 3.3: Aredor Resources

P:\U2344 Trivalence Listing\Rep\PITT reference data\Fig 3.3.dwg

N
9°30' W
9°25' W
9°20' W
9°15' W
9°20' N
9°15' N
9°10' N
9°05' N
MADINA
Sera
Donia
Karako
Kanfoya
DAMAYA
Baoule
CONCESSION BOUNDARY
Damaya
K14
CITY
DMS
Tailings
GBENKO
Dasinkoro
Siniardou
BOUGBAN E
Bani
Faraya
Wasso
Bogban
14' C #2
14' C
Twin 8'
WOULORO
BIMBOKO
K23
Sahiferea
Bouloumba
BOUGBAN W
Bogban
Soulaukoudou
Bamboko
FENARIA
Mininko
Forgmodou
Kangboladji
Finariya
0 1 2 3 4km
LEGEND
PLANT
ROAD
RIVER
RESOURCES
INDICATED
INFERRED

NOVEMBER 2003	PROJ. No: U2344	TRIVALENCE LISTING	
SRK Consulting Engineers and Scientists		Aredor Resources	Fig 3.3

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Exploration

Introduction

While many stretches of river gravels have been comprehensively sampled by clam shell clusters, the exploration to date has focussed on areas close to the DMS plant and a few more distant areas. Many stretches of river and tributary systems, therefore, remain untested.

All exploration and definition sampling pertaining to the diamond bearing gravels was undertaken by previous owners of the concession. The results of the sampling and subsequent resource models have been inherited by TMC and these form the basis of currently estimated Mineral Resources. The sampling methods have, therefore, not been observed by SRK and the samples themselves are not available given that the entire volume collected in each case was used to assess diamond content and quality.

Quantity and quality of exploration data

The clam shell cluster sampling technique has enabled large volume samples of the gravels to be taken at each location. The clam shell bucket mounted on an excavator arm is able to grab and remove granular material leaving a 1.5 m diameter hole. By this means, overburden was removed and a sample of the gravel and underlying bedrock saprolite was taken. In order to minimise caving in from the side walls of the holes, the holes were water filled so that the hydraulic pressure in the sediments was equalised. At each sample site, a cluster of five holes was excavated so as to provide a composite sample of some 10m3 representing some 8.88 m2.

Clam shell cluster samples were taken at locations which approximate a 50 m by 100 m grid. In less well sampled areas, the line spacing is 200 m. There tends to be a gap in the data coinciding with the current river location. In Bougban West, sampling was primarily by trenches cut down to bedrock perpendicular to the river course; these were spaced 300 to 400 m apart. Samples were taken a regular intervals along these, however, details of sample volumes are not available.

A total of 10,045 sample sites were surveyed of which some 34% contained diamonds and some 6% recovered no sample.

In general, the river sediments have been comprehensively sampled. There are some substantial lengths of river where the presence of terrace and flat deposits has been interpreted but which have yet to be sampled. In addition some of the sampling has concentrated only on one side of the river for example at Bougban East. Finally,

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

those areas which have been sparsely sampled, for example, Bougban West, require infill sampling as the spacing between existing sample lines is similar to the size of some mining blocks.

The clam shell cluster sampling method is considered to provide adequate material for assessment of diamond content at each sample location. While there has been no independent verification of the sampling, SRK considers the potential for bias in the sampling to be minimal.

All exploration samples were transported to small scale jig plants on site where the entire sample was washed though trommels and screens and a heavy mineral fraction was collected from each sample to concentrate the diamonds. Diamond content variables such as stone count and total mass in carats (ct) were recorded for each sample. All stone sizes and qualities including boart contributed to the ct/m2 value derived for each sample.

No checks on the preparation and diamond analysis are possible and this is normal for diamond sampling. SRK considers that bias in the analysis may be present due to higher probability of diamond theft at the exploration plant and lower recoveries from jigging compared to the commercial pan plants. Therefore, any bias would result in an underestimation of diamond content. This appears to be the case as generally more diamonds have been recovered during mining operations than expected.

Diamond value

An important aspect of evaluating diamond deposits is gaining an understanding of the quality of diamonds and their likely market value. In order to assess this, the diamonds recovered from each exploration area (approximately 1,000,000 m2), were valued by the Government of Guinea's independent diamond valuator in 1984. Values were based on the market prices which were applicable at that time.

Diamonds recovered in each area were subdivided into the following categories:

  Lot A            Special' large and high quality stones

  Lot B            10-20 ct stones

  Lot C             5-10 ct stones

  Lot D             2-5 ct stones

  Lot E             ‘Melee' gem quality <2 ct stones

  Lot F             ‘Industrials' low quality well shaped stones

  Boart            Small and low quality stones

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

An average US$ value per carat was applied to resource blocks in each area by Aredor Guinee S.A. For the purposes of resource estimation, any stones in excess of 50 ct were allowed to contribute to the calculated diamond grade but not to the average US$/ct value.

TMC markets the diamonds itself through Antwerp, has over 40 qualified site buyers and now has eight years of diamond sales on record. The market prices have changed generally over time. The prices received for Lot B and Lot C diamonds in particular have increased between 1996 and 2003. Lot A is extremely variable due to extremely high prices fetched by the best stones. Table 3.1 below gives approximate values for Aredor's diamond sales and illustrates trends where appropriate. The percentage contribution of each lot to the total revenue is also provided.

Table 3.1: Diamond prices realised by Aredor to date

Lot	1996 (US$/ct)	1996-2003 Mean (US$/ct)	2003 (US$/ct)	Contribution
A	NA	14,450	NA	10%
B	1,500	1,800	2,000	18%
C	1,100	1,300	1,500	17%
D	NA	650	NA	22%
E	NA	195	NA	21%
F	70	50	40	12%
Boart	NA	Not sold	NA	0%

On this basis a net increase in average non-boart, <50 ct stone sales from 1996 to 2003 of some 7% can be ascribed to market trends.

Aredor staff have assembled actual production carats and total sales value realised for <50 ct stones in blocks mined by Aredor between 1996 and 2002. This has been compared to the expected carats and value per carat in those blocks as per the  Aredor Guinee S.A./Bridge Oil resource estimate and diamond valuations. Comparisons have been completed on a yearly or multiple yearly basis.

During the period 1988 to 1993 a total of 680,000 ct were recovered by Aredor Guinee S.A., whilst 673,000 ct were called for according to the predicted grades. Aredor FCMC recovered, in the period 1996 to 1999, 14% more carats then were called for. Overall, therefore, the actual diamond grades (ct/m2) achieved have generally been higher than those predicated by the exploration results.

SRK has made a detailed study of the production for the period 31 December 2001 to 24 August 2003, using weekly production reports, and found that during this period around 15% more carats were recovered than were indicated by the resource grade of the mining areas.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

While this could be an indication that theft of diamonds is no problem at the mine, the truth is more likely that, by the nature of the exploration sampling, the mineral resource grades have been under estimated. For the same period, actual value per carat (US$/ct) realised was between 8% lower and 140% higher than the value anticipated by Aredor Guinee S.A with an average of 75% higher. This significant difference is not so much a function of market value but rather of the under-representation of larger stones in the sampling programme. Actual recovered large stones have US$/ct values which are 50 times the overall non-boart average and therefore contribute significantly to revenue undercalls.

Given the above, and for the purpose of valuing its current Mineral Resource estimates, TMC has increased the US$/ct values assigned by Aredor Guinee S.A to the above lots by a factor of 65%. This is considered reasonable given the comprehensive sales information available and also the information on stone size and quality.

Mineral Resource Estimates

Geological model

Resource blocks have been delineated by TMC on the basis of bedrock topography contours and then on the basis of general areas which tend to contain higher grades. Block sizes are such that they represent at least a few month's of processing, and that they generally contain at least 10 sample points.

Each block has a number of attributes assigned to it such as ct/m2, US$/ct, US$/m2 and overburden thickness. Block size is recorded in square metres due to the fact the diamond accumulation is mostly a function of bedrock topography, and is not related to the thickness of the gravel beds which contain or overlie the diamonds. SRK agrees that the estimation of an ore tonnage and a ct/t grade is inappropriate for Mineral Resources in this case, that the two dimensional approach to diamond estimation is more appropriate for this operation and that cut off values per area should be applied rather than cut off grades as such.

Description of mineral resource blocks

TMC's Mineral Resource estimate covers the areas planned to be mined in the next few years. These areas are Bougban West, 10 to 15 km south west of the City camp, for the relocated 14'C plant; Bimboko for the Twin 8' current location, Gbenko, Damaya and Baoule X (BAX) which are remnant blocks within 5 km of the DMS

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

plant and Bougban East for the Twin 8' planned relocation site 20 km southwest of the City camp.

Bougban West and East comprise mainly terrace gravels which have to date only been explored on the north bank of the river. Potential flats to the south of the river, and some to the north have yet to be explored. Bougban East has been explored by a 50 x 100 m grid of clamshell clusters. Bougban West has been trenched and requires infill exploration data before final mining outlines are determined. Overburden in the area is less than 4 m thick on average.

Bimboko resources are mainly in flats and terrace gravels and have been explored by a 50 x 100 m grid of clamshell clusters.

Gbenko comprises several remnant blocks some of which have been previously worked by illegal miners. The block areas have, however, been adjusted to reflect this based on field observations.

Damaya comprises gravel flats which have been explored by a 50 x 100 m grid of clamshell clusters. A large part of this area was mined historically and only remnant areas remain.

Baoule X and V (BAX and BAV) areas contain gravel flats which have been explored by a 50 x 100 m grid of clamshell clusters. Some of BAX has been lost following the rescindment of some of this part of the concession area. The BAV area has been worked by illegal miners and this has been accounted for by field observation estimates. The BAV block contains a significant number of sample site which recovered no sample making the grade estimate less reliable than normal.

In addition, there are several Mineral Resource blocks which are not yet planned to be mined. These are Fenaria, some 20 to 30 km south of City camp, and Madina, some 10 to 15 km northnortheast of the camp.

Depletion of mined areas

The commercial scale mining by Aredor Guinee S.A. and Bridge Oil affected large areas extents of which have been surveyed and are well known. TMC has also mined large areas itself.

Many areas which have not been mined by commercial operations have been mined by illegal miners on a smaller scale. On the terrace deposits, gravels were mined from underground openings, radiating an estimated 10 m from a central shaft. Where

_________________________________________________________________________________________________________

December 2003

Page28

TSX 43-101 REPORT CONTRIBUTION

possible the presence of shafts has been recorded and mined areas have been estimated. In the flats deposits, illegal mining extracted gravels from relatively small scale pits. The areas affected by this have been estimated from field observations for each resource block. The depletion in those resource blocks due to be mined in the next few years has been re-assessed following a detailed survey of these workings.

Overall SRK is confident that mining depletion for legal and illegal mining has been surveyed or estimated appropriately and the respective areas subtracted from the original blocks. In some cases depletion due to illegal mining has been estimated from field observation and mapping and is likely to have a small error of plus or minus 10%.

Estimation of diamond content

Aredor Guinee S.A. counted all stones, including those over 50 ct, when the ct values were assigned to each sample.

The ct/t values reported in the exploration process is based on assuming that the sampled thickness of the gravel is equal to the mining height of the gravel and that the product of ct/t and planned diluted tonnage will estimate the total carats.

In most cases, the ct/t sample values have been assigned to the resource blocks by averaging the samples which fall within the block. Due to the often uneven distribution of samples in the blocks, SRK undertook a check to assess the effect of declustering data and applying area weighting in the estimation of a block average grade. SRK's grade estimates were very similar to those quoted by TMC.

Diamond contents and grades for each block are mostly based on clam shell cluster sampling which has proven to estimate grades accurately once reconciled with production results and is likely to be slightly conservative. In Bougban East the grade estimate is based on widely spaced trenches which may result in a considerable variance from the areas and grades of blocks which would result from infill sampling.

Estimation of block revenue

Revenue estimates for each block are based on the diamond valuations carried out on behalf of Aredor Guinee S.A. in 1984 These provide a reasonable approximation of the relative qualities of diamonds in each exploration area. An increase of 65% has been applied to these US$/ct estimates to account for the higher proportion of larger, much higher value stones which have been recovered by mining, compared to the distribution of stones recovered in the relatively small exploration samples and for

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

the market price increase since exploration. SRK has reviewed this process and agrees that the application of the factor is appropriate.

Block classification

SRK considers the size of blocks to be appropriate for generating reliable grade estimates given the sample spacing and highly variable grades in the exploration samples.

TMC has classed blocks as Indicated Mineral Resources if they contain gravel flats explored by clam shell clusters on a 50 x 100 m grid, whose areas exceed 10,000 m2 and whose diamond grades are in excess of a US$/m2 variable cut off value which accounts for haulage distance, overburden thickness and associated costs.

Inferred Mineral Resource are those blocks which contain gravel terraces or gravel flats with poorly understood bedrock topography, explored by clam shell clusters on a 50 x 100 m grid, whose original areas exceed 100,000 m2. Blocks containing flats and terraces explored by clam shell cluster sampling on a 50 x 200 m grid of trenching on 300 – 400 m spaced trenches are also in this category.

SRK considers that the Mineral Resource classification terminology has been applied as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20th, 2000.

Mineral Resource statement

Despite the difficulty associated with estimating diamond grades and values due to the combination of their skewed distributions, SRK considers the production data to provide sound support to the grade and value estimates reported by TMC. The average grades of the resource blocks in the different areas match or exceed the varaiable cut-off grades calculated on the fixed and variable costs provided by TMC. Given this SRK has made no adjustments to the Mineral Resource estimates derived by TMC in producing the audited estimates given below.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Table 3.2: SRK audited Mineral Resources for Aredor

Classification	Area (m2)	Grade (ct/m2)	Content (ct)	Value (US$/ct)	Value (US$)
Indicated	1.92M	0.10	187,000	375	70M
Inferred	4.25M	0.18	756,000	158	120M

Exploration potential

In addition, the potential exists to promote lower grade and higher cost blocks into the Mineral Resource following the predicted reduction in unit operating costs once the rebuilt DMS is in operation.

There is also the potential for the discovery of further gravel resources on untested tributary banks in the vicinity of known mineralisation and also further away to the north of the concession.

Finally, TMC plans to continue exploring the weathered kimberlite occurrences which have been found and delineated during the recent Rio Tinto exploration programmes.

Current Mining Activity

Method of extraction, method of processing

Two mineral separation plants are currently operating on freshly dug gravel, whilst the redesigned and rebuilt DMS plant is being commissioned using old tailings from the Gbenko area.

The mining is generally carried out using four draglines each equipped with 7.7 cubic yard buckets. The draglines normally remove between 5 and 7 m of overburden which is dumped on the mined-out area. When the mining depth approaches the diamond bearing gravel layer, a geological assistant carefully studies the bottom of the area and then informs the dragline operator when to dump the mined diamond bearing material onto the stockpile area. After the dragline bucket has reached the bedrock an additional 15-20 cm is mined into the fairly soft bedrock.

A major feature of the mining operation consists of de-watering of the area undergoing mining. Up to four different pumping units are required for this, although the operation normally requires only one or two stages.

The diamond bearing gravel is loaded onto Bell Trucks that transport the gravel to the mineral separation plants.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

The material mined in the Bimboko mining area is treated in the so called Twin 8' plant, whilst the materials mined in the Wouloro and Gbenko areas are treated in the 14' C plant.

Description of the Twin 8' plant

In the Twin 8' plant the ore is dumped over a feed chute, and is then monitored by means of a water jet stream through a grizzly, where material larger then 100 mm is removed.

The ore then enters a scrubber in which clay is liberated from the gravel. After having passed the scrubber the ore is discharged onto a triple deck screen with screen apertures 65, 30 and 2 mm.

The plus 65 mm materials is rejected, the 30-65 mm material is transferred to XR141 Sortex facility, whilst the 2-30 mm material reports, via a surge bin, to two 8' diameter Diamond Pans which are placed in parallel, i.e. each of the pans receive half the tonnage from the surge bin.

The concentrates from the pans report to locked containers which are transported to the 14' C plant for X-Ray sorting while the tailings from the pans are dumped via a tailings conveyor.

According to the weekly reports for the period January 2002-August 2003 the Twin 8' plant went on line in April 2003, after retrials. The plant has not operated at full capacity since this time as a result of equipment availability and difficulty of access to mining areas due to rain. It was also not operating during the SRK visit due to seasonal wet weather which impeded access to the alluvial beds providing the plant feed.

The weekly reports show that the average tonnage treated in the plant was 57 tph.

It is difficult to reconcile the square metres mined in the Bimboko area from the weekly reports, but it appears, from the production data, that only about 95% of the diamonds called for are recovered from this area, compared to 117% from the Wouloro and Gbenko areas which are treated in the 14'C plant.

One reason for this could be that in the Twin 8' plant the diamonds contained in the ore have only one chance to be recovered before reporting to the final tailings.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

TMC now plans to run a large test whereby tailings from this plant will be transported to the 14'C plant and treated in this. This should establish the recovery in the Twin 8'C plant.

Description of the 14'C plant

Bell Trucks dump the ore at the feed chute to the 14'C plant and the ore is then monitored with a water jet onto a 110 mm grizzly from which the oversize is removed. The ore then enters a set of two scrubbers in series where clay is released from the gravel.

At the end of the first scrubber the gravel passes through a trommel screen with a 10 mm aperture. The oversize from this trommel screen reports to the second scrubber, at the end of which the gravel passes through a trommel screen with an aperture of 65 mm. The plus 65 mm material is dumped as tailings.

The undersize from the trommel screens reports to de-sanding and classification screens. The fraction 25 to 65 mm is stored for future sorting, whilst the minus 25 mm fraction is fed, via a soaker box, to a 14' conventional diamond pan.

The tailings from this pan are then fed to an identical 14' pan acting as a scavenger via another soaking box.

The concentrates from the pans are further scrubbed and screened into three different fractions, minus 5 mm, 5-10 mm and 10-25 mm.

From here the concentrates are treated in a Sortex XR141, where a diamond containing concentrate is recovered for hand sorting, whilst the tailings reports to a surge bin ahead of a grease table where additional diamonds, which escaped the Sortex are recovered. The tailings from the grease table are dumped.

This plant was running during the SRK visit, and the impression was that it is a generally well designed plant.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Description of DMS plant

TMC's plan to increase production required the redesigning and rebuilding of the original DMS plant. This plant is presently undergoing commissioning using old tailings from the dump which is adjacent to the plant.

The old Sortex plant has been replaced by a new x-ray diamond sorter, made by Flow Electronics cc, Model no XR 2/19.

The sorting takes place in a secure room below the DMS part of the plant.

The ore is dumped next to a feed chute, and is then monitored, using a water jet, onto a grizzly with an aperture of 200 mm. Coarse oversize is removed by means of a scraper.

After passing through a scrubber for clay release, the gravel is screened on vibrating screens and a trommel into four different fractions.

The 45-200 mm fraction is dumped, the 15-45 mm is stored in a separate surge bin, the fraction 2-15 mm is stored in another surge bin and the minus 2 mm fraction is pumped to the slimes dam.

Material from the two surge bins is treated on a campaign basis in the conventional DMS plant, using ferrosilicon as a medium. The pulp SG is controlled to 2.5, giving a cut point of just below 3.

The 2-20 mm concentrate from the DMS plant is treated through the Flow Sort X-ray machine. A diamond bearing concentrate is removed from the stream via a flap directly into a locked box. Tailings from the Flow Sort pass over a grease table in order to catch any diamond, which has escaped this. Tailings from the grease table are transferred via a conveyor belt to a dump outside the building.

The material in the locked box is then hand sorted on a special table. When the coarser fraction, 15-45 mm is treated through the DMS plant, the +20 mm fraction of the resulting concentrate is directly hand sorted without passing through the X-ray Sorter.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Expansion Plan

TMC is planning to increase production capacity with the commissioning of the DMS plant. This will also require the addition of further draglines and hauling fleet for a capital outlay of approximately US$1.4 M.

Production cost details were provided for July 2002 to June 2003, split by fixed and variable components. The costs were allocated to the reported processed tonnage and average US$3.8/t for fixed costs, US$7.3/t for variable costs  and US$11.1/t in total based on processing 654,000 tpa (1,791 tpd).

Aredor is concerned that processed tonnage has been over reported and SRK considers that a more meaningful assessment of costs should be allocated to unit mined area which gives a total operating cost for the period of US$22.2/m2.

Assuming that unit variable costs remain the same, that annual fixed costs remain the same, that plant availability continues to be 85% and the rebuilt DMS is in operation, then total operating costs should be expected to reduce to some US$8.5/t or US$17/m2.

The effect of this would be to improve the profitability of operations and also to allow some lower grade blocks to be considered for processing.

Interpretation and Conclusions

The Aredor concession has a long history of mining and a substantial remaining Mineral Resource. Although there is an inherent uncertainty when predicting diamond contents and therefore operating costs for alluvial diamond mines, this long history supports the quoted Mineral Resource estimate and gives confidence that diamond operations will be ongoing for a significant while to come.

Further SRK supports TMC's decision to increase production capacity and release further Mineral Resource potential by commissioning the DMS plant and acquiring the additional  draglines and hauling fleet required.

SRK also recommends, however, TMC now develops a fully integrated Life of Mine Plan for the operation inclusive of projected revenues and costs. This will enable the operation to be optimised and will support the production of Mineral Reserve estimates in due course.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Palmietgat

Property Description and Location

The Palmietgat project is located approximately 70 km north of Pretoria, in the Northern Province of the Republic of South Africa (Figure 4.1).

The mineral rights (farm Palmietgat 34JR, Northern Province) cover some 2043 hectares. TMC initially entered into a 50:50 Joint Venture Agreement to acquire the Mineral Rights to Palmietgat in May 1999. In February 2001 it the acquired the remaining 50% interest from its JV partner and it is now the 100% owner. Figure 4.2 shows the farm boundary.

Previous Work

Historical exploration

De Beers discovered six diamondiferous kimberlite pipes and a number of dykes and fissures on farm Palmietgat 34JR. The work undertaken by De Beers comprised:-

  Initial prospecting work in 1997 comprising loam and auger drilling and aeromagnetic and radiometric surveys.

  Extensive percussion drilling and diamond drilling, trenching and sinking of shafts between 1978 and 1981. A total of 7,175 m were drilled from 501 percussion drillholes to collect kimberlite samples for analysis. Shafts were excavated to a depth of 30 m and tunnels bored from two of these shafts to the kimberlite –country rock contact. 4,131 t of in-situ kimberlite material was collected from the shafts for analyses for diamond potential, density measurements, and petrographical and mineralogical analyses. A total of 2,248.9 m were drilled from 16 diamond drillholes to intersect the kimberlite-country rock contacts at various elevations for the modelling of the morphology of each of the kimberlite pipes.

  Feasibility study evaluations of K14 and K15 kimberlite pipes in 1982 during which the Mineral Resources were extrapolated to a depth of 110 m.

  A programme of large diameter drilling in 1994 during which a total of 13 holes were drilled to provide 1,148 m of sample for analyses.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Figure 4.1: Location of the Palmietgat Concession, Southern Africa

P:\U2344 Trivalence Listing\Data\Figure_4.1

ANGOLA
ZAMBIA
HARARE
ZIMBABWE
-20°
NAMIBIA
WINDHOEK
BOTSWANA
-24°
GABORONE
Palmeitgat
Concession
PRETORIA
MBABANE
SWAZILAND
SOUTH AFRICA
-28°
0 100 200 300 400 500km
LESOTHO
20°
24°
28°
LEGEND
National Capitals
Palmeitgat Concession

NOVEMBER 2003	PROJ. No: U2344	TRIVALENCE LISTING	
SRK Consulting Engineers and Scientists		Location of the Palmietgat Concession, Southern Africa	Figure 4.1

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Figure 4.2: Location Map of Palmietgat Diamond Properties, South Africa

N
R/E
K15
K14
K16
LEGEND
Warmbaths
PALMIETGAT-JR
28°00'
25°15'
PRETORIA
NOT TO SCALE
LEGEND
Farm Boundary
Minor Road
Railway Line
Power Line
Kimberlite

P:\U2344 Trivalence Listing\Rep\PITT reference data\Fig_4.1.dwg

NOVEMBER 2003	PROJ. No: U2344	TRIVALENCE LISTING	
SRK Consulting Engineers and Scientists		Locality Map of Palmietgat Diamond Properties, South Africa	Fig 4.2

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Historical production

There was no production at Palmietgat prior to the involvement of TMC.

Accessibility, Climate, Infrastructure

The property is accessed via a 6 km gravel road off the N1 national highway. A power line runs through the property and water is available from boreholes. The property is located within an expansive central plateau, which consists of rolling grassland known as highveld. The climate is mostly semi arid with sunny days and cool nights.

Geology

Regional geology

The geology of the area is dominated by the presence of horizontally bedded fine grained buff sandstones of the Clarens Formation belonging to the Karoo Supergroup which were intruded by basaltic lavas of the Letaba Formation and a number of small WNW and ESE trending kimberlitic dykes. The surface topography is generally flat and the sandstones are covered by a thin veneer of black soil up to 1.0 m in thickness.

Local geology

Three main kimberlite pipes (K14, K15 and K16) have been delineated on the concession. All three pipes are intensely weathered and altered down to a depth of approximately 30 m. Mining activity to date has been in this weathered kimberlite material only. All the pipes are ovoid in shape and their outcrops extend for about 0.5 to 0.6 ha respectively.

K14E and K14W are distinct kimberlite pipes separated by approximately 100 m of country rock. They are comprised of diatreme facies material consisting of fairly altered pale yellow-brown to green tuffistic kimberlite breccias.

The K15 kimberlite consists of pale green soft, tuffistic kimberlite breccia and contains inclusions of mainly basalt, minor shales and sandstones. Crater facies have also been recognised within this pipe.

Xenoliths consist mostly of dark brown to black amygdaloidal basalt, red and green shales and sandstones. K14W has the highest percentage of xenoliths while K15 has the lowest.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Evaluation

The resource estimates currently reported by TMC for Palmietgat are based on the bulk sampling programme undertaken by De Beers during the 1980's. There has been no further sampling work since this time.

Table 4.1 summarises the results of the bulk sampling work completed as reported by De Beers. The recovered grades are reported in terms of carats per one hundred tonnes (ctht). There is no information available to confirm the size below which the plant did not recover diamonds.

Table 4.1: Results of the bulk sampling programme

Kimberlite Pipe	Kimberlite Treated, Tonnes	Carats Recovered	Recovered Grade (cpht)	Density, t/m3,
K14E	559.4	116.712	20.86	2.53
K14W	889.6	673.274	75.68	2.42
K15	522.3	189.94	36.37	2.58
Total	1971.3	979.926	49.71

Subsequent sampling work focused on defining the shape and extent of the kimberlite pipes and comprised diamond drilling of 16 holes at various orientations to intersect the kimberlite –country rock contacts. Contact information from these drillholes enabled the delineation of the three kimberlite pipes to a depth of 110 m.

Mineral Resources

Introduction

This section summarises the methods used by North American Mining Corporation (NAMCO), TMC's subsidiary in South Africa, to derive and classify its latest Diamond Mineral Resource estimates. It also gives SRK's comments and opinions on the reasonableness of these estimates.

SRK has examined the data on which the Mineral Resource estimates have been made and the methods by which these calculations have been prepared. SRK has not re-estimated the Mineral Resources but has made sufficient checks to confirm the estimates derived by NAMCO.

Estimation methodology

Three dimensional wireframe models were produced for each pipe based on the geological interpretations of the drillhole contact data. In doing this, the outlines of each of the pipes were defined at 10 m depth intervals from surface to 100 m depth.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

The area of each outline was assumed to be constant over a thickness of 10 m.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Effectively, the area of the pipe on surface was assumed to be constant down to the 10 m depth, that on the 10 m depth down to 20 m depth and so on thus defining the resource down to a depth of 110 m.

The surface expressions of the interpreted individual kimberlite pipes totals about 1.5 hectares (ha) made up of 0.57 ha for K14E and 0.59 ha for each of K14W and K15. The modelling exercise produced carrot-shaped interpretations of the kimberlite pipes, which are wider, near the surface, but become narrower with depth. The rate of tapering is highest for K15.

The 10 m slice wireframe models were then filled with three dimensional block models so as to define the volume within each slice and values for density, percentage inclusion and DMS yields were derived for each block using the drillhole sample data and inverse distance cubed interpolation. This method was preferred over geostatistical methods as the variograms indicated pure nugget effect.

The resource tonnage of the pipe was computed by summing up the tonnage of each individual 10 m slice in the pipe.

NAMCO Mineral Resource statement

Table 4.2 presents NAMCO's estimates of Mineral Resources down to a 30 m depth prior to the commencement of mining. This has been derived from the areas of the pipe outlines by depth and by the application of average densities presented in Table 4.1.

Table 4.2: Mineral Resource to 30 m depth

Kimberlite Pipe	Resource to 30 m depth (000's t)	Recovered Grade (cpht)	Carats
K14E	415	20.86	86,569
K14W	407	75.68	308,018
K15	431	36.37	156,755
Total	1,253	44.00	551,341

Reconciliation studies

Production commenced in October 2000 and mining to date has been from all the three pipes, K14E, K14W and K15. Production has been scheduled such that only one pit is mined at any one time, ensuring that the mill feed can be reconciled to kimberlite pipe. Currently the K14E has been mined to the 15 m depth, the K14W to the 27 m depth and the K15 to the 30 m depth.

Table 4.3 below presents NAMCO's reconciliation of the mined and milled

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

quantities with the in situ diamond Mineral Resources to the 30 m depth. This reconciliation assumes that approximately 90% of the mined quantities are processed through the mill and that 105,945.69 cts, averaging 18.20 cpht have been recovered. The calculated grade is far below the expected recovery grade predicted.

Table 4.3: Presentation of NAMCO's reconciliation of mined and milled quantities as of 1 August 2003

	K14E	K14W	K15	TOTAL
Production
Current Depth, metres	15	27	30
Mined to Date, tonnes	86,636	271,612	301,000	659,248
Oversize to Dump, tonnes	10,000	26,000	41,000	77,000
Milled to date, tonnes	76,636	245,612	260,000	582,248
Carats recovered	12,346	56,542	37,058	105,946
Recovered Grade, cpht	16.11	23.02	14.25	18.20

Assumptions: 10-13% of ore mined is oversize and not milled, and the remainder is milled

During the site visit, discussions on the operations centred on the ways to enhance diamond recovery. The possible causes of the lower than expected recovery were reported to be:

  Lack of adequate crushing facilities resulting in a large stockpile of oversize material not milled. NAMCO estimates that about 10-13% of the ore mined is stockpiled as oversize. There are over three areas of stockpiled material- oversize at 150 mm, at 75 mm and at +25 mm to –70 mm. Actual quantities within each of these stockpiles is difficult to ascertain as they have not been surveyed.

  Poor liberation of diamonds from the kimberlites in the milled quantities. SRK was advised that no bench tests had been carried out to date to determine the suitability of the plant for the material been treated.

  Recovered grades were overestimated during sampling. NAMCO have not undertaken any sampling work to verify the work done by De Beers.

SRK considers, based on discussions with the resident mining engineer, Mr Gulman Zafar, that the proportions of oversize material on the dumps is understated and could account for the low recovery grade. This assumption is based on the facts that:

  There is a weightometer on site which records the all kimberlite material going through to the DMS.

  About 30% of the total mill feed is slimes at –3 mm fraction.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

  Together the slimes and the kimberlite through the DMS make up the total tonnes milled.

  The carats recovered grades are then based on the actual tonnage milled.

Given the above, SRK has developed a revised reconciliation by adjusting NAMCO's reconciliation of mined and milled quantities as of 1 August 2003. This is presented below in Table 4.4.

Table 4.4: SRK's adjustments of NAMCO's reconciliation of mined and milled quantities as of 1 August 2003

	K14E	K14W	K15	TOTAL
Production
Current Depth, metres	15	27	30
Mined to Date, tonnes	86,636	271,612	301,000	659,248
% Kimberlite processed in DMS	21.5	21.5	21.5	21.5
Tonnes processed in DMS	18,661	58,504	64,834	142,000
% Kimberlite to Slimes Dam ( -3mm)	30.5	30.5	30.5	30.5
Tonnes to Slimes Dam ( -3mm)	26,459	82,952	91,927	201,337
Actual Tonnes Milled (weightometer)	45,120	141,456	156,761	343,336
Carats recovered	12,346	56,542	37,058	105,946
Recovered Grade, cpht	27.4	37.61	22.2	29.24
Oversize to Dump - Not Milled, tonnes	41,516	130,156	144,239	315,912
% Oversize to Tonnes Mined	47.9	47.9	47.9	47.9

Assumptions: Weightometer reading for all the ore through the DMS plant

30% of the ore to the mill is –3mm and goes to the slimes dam

Oversize to Dump = Tons Mined less Actual Tonnes Milled (weightometer)

Under these assumptions, there is a substantial improvement in the recovered grade which is comparable to that predicted from the sampling by De Beers. SRK recommends that the oversize dumps be surveyed so as to enable a better reconciliation of mined and milled quantities to be made.

Remaining Resources

Table 4.5 provides SRK's estimate of the remaining Mineral Resources down to a depth below surface of 30 m. This estimate is based on the depletions as of 1 August 2003 provided in the NAMCO report adjusted to reflect the production at the end of September 2003.

Table 4.5: Estimate of the remaining resource to 30 m depth

Kimberlite Pipe	Current Depth m	Resource to 30 m depth (000's t)	Recovered Grade (cpht)	Carats
K14E	15	245	16.11	39500
K14W	27	88	23.02	20200
K15	30	Depleted	-
Total	1,253	333		59700

Based on depletions as at 1 August 2003, adjusted to the end of September 2003

Recovered grade and carats based on NAMCO's reconciliation

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Remaining resource tonnage factored by 26% based on reconciliation of the tonnages for K15

_________________________________________________________________________________________________________

December 2003

The depletions have been based on the reported survey figures of the kimberlite mined from each pit. According to the survey figures provided by NAMCO, K15 has now been mined to the 32 m depth. The total reported kimberlite tonnage mined from this pit falls short of the total in situ resource predicted by De Beers. The interpretations of the outlines of the kimberlite pipe may, therefore, have overstated the in situ tonnage by some 26%. For the purpose of deriving audited Mineral Resource estimates, the remaining diamond resources in K14 E and K14W have also been reduced by 26%.

The recovered grades for the diamond resources were based on the bulk sampling of tunnels up to the 30 m bench. During the sampling of the pipes, De Beers in their report noted the grades of the Palmietgat kimberlites pipes varied a great deal. De Beers undertook further sampling by drilling large diameter holes to check the variation of the recovered grade with depth and generally to compare with the results of the bulk sampling. The results of the LDD sampling are, however, not available. Certainly, however, the recovered carat grade from the mining activity up to the 30 m bench have been much lower than the predicted recovered grade.

There is no documentation on the mass balance to reconcile the mined and milled quantities. The quantity of unprocessed material on the dumps near the plant should be surveyed and a reconciliation done on the actual amount of kimberlite processed since the inception of mining. SRK is of the opinion that a proper reconciliation process would present a better picture on the performance of the mine in comparisons with the quoted diamond resources.

The recovery of carats is dependent on the optimisation of the performance of the plant with respect to the material being treated. At Palmietgat, the carats recovered are much lower than those predicted to be recovered. This could be a result of the plant under-performing or the sample grades being over-stated at the outset. However until performance tests are done or further bulk sampling work done, the source of the problem of poor diamond recovery will remain unknown.

SRK has not verified any of the underlying information used to generate Mineral Resource estimates for Palmietgat. Mining activity has, however, confirmed the existence of the three kimberlite pipes and though the amount of diamonds recovered has been lower than predicted this supports the grades given in Table 4.5.

SRK has classified the diamond Mineral Resource remaining down to the 30 m bench as Indicated as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20th, 2000.

Mining Operations

Introduction

This section includes discussion and comments on the operational aspects of Palmietgat. The review has been confined to the current operations the aim of which is to complete the mining down to a depth below surface of 30 m. An economic assessment is currently underway to assess the merits of continuing mining below this depth.

Mining

All three pipes are currently being mined using standard open pit mining methods. The weathered zone has been all but mined out and drilling and blasting operations are now routine.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

The K15 pit is currently 32 m deep and mining has now ceased. Blast holes of 171 mm diameter are drilled in a 6 m by 5 m pattern and benches are 9 m high. The final depth currently planned is 60 m, with an overall slope angle of 55º.

The K14W pit is currently 27 m deep. Blasting in the K14W pit has up to now been carried out on a smaller scale than in the K15 pit. This is because of the presence of power lines over the pit. The blast hole size is smaller (89 mm), benches are 6m high and the hole spacing is 2.5 m by 3 m. SRK was informed that the mine had permission from the authorities to blast beneath the lines in this fashion. Because of the increased depth, however, benches planned from now on will be 8 m high.

The K14E pit is currently 15 m deep. Blasting in this pit has also been carried out to the reduced scale evident in the K14W pit. The full extent of the pipe in this pit has not yet been exposed. A waste blast is planned for end-October, followed by ore in November. The mine has been planned to be at a depth of 30 m by March 2004.

Mining is carried out on double shift basis from Monday to Friday. Explosives are delivered to site when required. There are no magazines on site.

All mining operations are contracted out. Standard earthmoving equipment appropriate for this size and type of operation is used. The contractor has one Caterpillar excavator and four 25 t articulated dump trucks in operation. SRK was told that the fleet was to be enlarged shortly. The mine has one Hitachi UH261 excavator and other ancillary surface equipment (D6 dozer, grader, water truck, etc). There is no mobile rock breaker on site and large rocks are blasted.

The pit sidewalls appear competent (the country rock is basalt) and, apart from water on the pit floors, due mainly to the pits not being mined on a continuous basis, conditions are generally adequate for an operation of this nature.

Waste stripping will continue for the foreseeable future, with the next ore blast to 40 m planned for October 2004, according to a planning document provided to SRK by the mine.

The K14W pit is currently being worked and currently contains contaminated ore from the last blast, taken in September. SRK understands a small ore blast of 4,740 t is planned for October, followed by 7.840 t in January 2004.

It is planned to merge the K14E and K14W pits once they have reached 30 m. The resultant pit will have its access via the current K14W haul road. SRK concurs with this approach.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Process plant

The plant is fed by two front-end loaders that are also used to manage the tailings. The two ROM tips are each equipped with grizzlies whose bars are spaced 150 mm apart. Oversize from these is tipped on a stockpile that is reported by mine staff to contain of the order of 30,000-40,000 t. The undersize from the first Grizzly is fed to a trommel screen, which separates the flow into –75 mm and +75 m fractions, with the latter being tipped onto a second stockpile which is reported to be similar in size to the first.

The undersize from the second Grizzly passes through a vibrating screen, which separates the flow into –65 mm and +65 mm fractions. The latter passes through a jaw crushing circuit, which reduces it to –60 mm and it then rejoins the –65 mm fraction.

The –75 mm, -65 mm and–60 mm fractions are conveyed to the “Green Bin” which then feeds two autogenous mills. Mill 1 was in operation at the time of SRK's visit; Mill 2 was not.  SRK was informed that Mill 2 was appropriate for lighter material than that found at Palmietgat and that it had been damaged because of the feed material density.

The material then passes through a trommel and screening circuit with the oversize (+25 mm) being conveyed to a +25 mm, –75 mm stockpile, which SRK was informed, currently contains 60 000 t. The undersize (+3 mm, –25 mm) is tipped into a silo, from which it is fed to the dense media separation (DMS) plant. The –3 mm material is pumped to the slimes dam.

The floats from the DMS plant are conveyed to the –25 mm waste dump, which currently contains about 200 000 t of material waste material. The concentrate is then fed through an X-Ray sorter and a grease table thereafter.

Approximately 48% of the RoM feed is stockpiled due to inadequate crushing facilities.

The various oversize stockpiles on surface are reported to contain some 77,000 t (although these have not been surveyed and this is generally considered to be an underestimate). NAMCO intends installing a new jaw crusher to deal with this oversize material and it is expected that this will then be fed through the plant together with the remainder of the K14E pit resource down to 30 m over the next two years at the current treatment rate. A second planned modification is to crush the DMS feed to –6 mm and feed it through the DMS circuit.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Tailings disposal

One dam is currently in use, with one on standby. Two more dams are under construction.  A Code of Practice (CoP) exists and was provided to SRK for review. A mine residue schedule has been drawn up.

Currently the slimes are being deposited behind a pushed up earth wall. Once the slimes have reached the top of the starter wall, the dam will be constructed through the upstream method of wall building. There is no under drainage system installed, the rate of rise is in excess of 1.5 m/yr and this issue will need to be addressed.

The CoP states that slurry densities consistently lower than 1.2 t/m3 will be problematic over time. In SRK's experience, a low slurry SG will negatively affect the beach angle, freeboard requirements and pool control.

SRK has recommended a review be carried out to assess the stability of the facility at closure, to take piezometer readings, to complete a freeboard survey, to determine the characteristics of the slimes and to complete a water balance.

Freeboard requirements for both the slimes disposal facility and return water need to be reviewed. The presence of seepage from both the slimes dam and return water dam needs to be clearly defined.

Separation between clean and dirty seepage and run-off water also needs to be reviewed along with the containment of seepage water.

Infrastructure

Water supply has been, and may in the future be, problematic. Operations on the mine have been affected in the past because of water shortages. The mine is currently importing about 31.5 m3/h from a neighbouring farmer and is supplying 18 m3/h from one of seven boreholes drilled in the vicinity. All incoming water is stored in an earth reservoir from which it is pumped via a 200mm diameter pipe to the process plant situated about 750 m away. The capacity of the reservoir is sufficient to supply the plant for two shifts.

The need to drill for additional water has been identified by the mine and an assessment of the groundwater resource potential has been undertaken by GEO-LOGIC Trading Trust (GTT). This report was made available to SRK for review. The findings of the assessment are that the groundwater resource in the area is limited and will only be sufficient if a water management system is put in place.

SRK's general comments are that:

•

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

  The approach to the assessment taken by GTT is sound

  The currently planned abstraction rates in the boreholes 1, 2, 3, 6 and 7 are optimistic for a sustainable supply.

  The estimated supply is therefore unlikely to be able to meet the 1,040 m3/day requirement over the long term.

  The estimated recharge to the available aquifer at 1,095 m3/day is to all intents similar to the required supply. This implies that mining (depletion) of the groundwater resource will occur in years with even slightly less than average rainfall.

In summary, the work carried out by GLL confirms that water supply for the project is a potential risk and will require careful management. Additional boreholes tapping a more extensive area may be required, particularly during low rainfall periods and if extended lower than average precipitation is experienced. The location of any new wells should be based on further geophysical studies. Other options include increased re-cycling of water from the tailings dam and pit de-watering if mining deeper than the present 30 m is to be carried out.

Power is supplied by Eskom and appears to be problem-free.

Security is outsourced to a company based in Bela-Bela. The guards are unarmed although the mine intends to make use of armed guards in the near future.

Security within the plant area appears to be adequate, with various procedures regarding access to high-risk areas in place.

Operational history and forecasts

Production

TMC report that a total of 582,248 t of kimberlite was mined from the three pipes between 30 October 2000 and 1 August 2003 and that this yielded a total of 105,945.69 cts at an average grade of 18.1 (cpht). TMC also report that 77,000 t of this supply has been stockpiled as oversize and that when processed this material will produce a further 13,412 ct.

SRK has been provided with monthly production reports for the period October 2001 to September 2003 and a tabulated data comprising tonnages and carats produced from September 2000.

It is clear that the mine has been performing consistently below plan for its entire history (55% from February 2002) although this has improved in the last seven

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

This page left blank.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

months (75%). The main cause of this is the lack of a primary crusher. It is also apparent that a correlation exists between the increased amount of K14W material treated between May 2002 and August 2002 and the high boart content for the same period; diamond grades were also high during this period.

Grades have been low in the last seven months, coincident with the high content of oversize in the plant feed. This could be due low liberation as a consequence of deeper, harder material being fed through the crusher. Current planning is to mine the K14E pit to 30 m, supplementing the feed with material from the oversize stockpile for the next two years, so this trend can be expected to continue in the short to medium term, certainly until the new crushing facility is installed.

Diamond value

SRK understands that diamond sales to date amount to 107,843 ct at an average of US$46/ct, with the last eight months selling for around US$80/ct. Table 4.6 below summarises the diamond sales data as provided to SRK during its site visit.

Table 4.6: Palmietgat diamond sales

TMC does not have any diamond sales agreements and diamonds are sold through the Johannesburg Diamond Exchange through which both domestic and foreign buyers bid.  De Beers enjoys first right of refusal.

4.8.3

                Economics

A breakdown of the FY 2003 (G/L) costs (the operating costs) has been provided to SRK (period July 2002 to June 2003). These costs are presented along with production data for the same period in  below.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

This page left blank.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

SRK considers the mining and plant costs to be in line with those at similar operations.

According to the data presented in , diamond revenues average over R750 per carat for the last six diamond sales, which represent the production period 14 October 2002 to 15 August 2003. A TMC News release dated 9 September 2003 states that, at the fifth diamond sale for 2003, the average price per carat obtained was $93.29, ie approximately R700 per carat using the ZAR/US$ exchange rate at the time. This recent decrease is probably due mainly to the recent appreciation of the rand. With a production cost per carat of US$35.57, Palmietgat currently appears to enjoy a healthy profit margin of over US$ 60 per carat.

Table 4.7: Production and cost summary for FY 2003

Interpretation and Conclusions

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

TMC is in the process of undertaking an economic assessment of the potential for deepening the pits and increasing the production rates. Certainly SRK supports this strategy but recommends that TMC now develops a fully integrated Life of Mine Plan for the operation inclusive of projected revenues and costs. This will enable the operation to be optimised and will support the production of Mineral Reserve estimates in due course.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

kokong

Property Description and Location

Location

TMC's Kokong prospecting licences are in the Kgalagadi district of southwest Botswana, some 75km south of the city of Kang.

Licence

In February 2002, TMC signed a Joint Venture Agreement with Tinto Botswana Exploration (Pty) Ltd (Tinto), a subsidiary of Rio Tinto Mining and Exploration Limited (Rio Tinto), for the exploration of TMC's Kokong prospecting licences. These licences had been granted to the Pioneer Mining Company N.V. (PMC), a wholly owned subsidiary of TMC.

Five Prospecting Licences – PL's 38-41/99 and 11/2000 – were granted to PMC according to the records from the Geological Survey of Botswana. There are no copies of the licence documents in the Joint Venture Agreement, although it does include a composite map of the project which is reproduced here as Figure 5.1.

History

The Kang-Kokong kimberlite field (cluster) was discovered in the 1970's through sampling and magnetic work undertaken by De Beers and Falconbridge. MPH Consulting, for Layfield Resources Inc., details the chronological history of prospecting in this area in a 1993 report.

At least 30 kimberlites had been located by 1993, several of which are in excess of 10 ha in surface area. Post 1993, a number of airborne magnetic anomalies and indicator-mineral anomalies remained untested by drilling and several companies including General Mining Corporation, Layfield Resources Inc., AfriOre and De Beers Prospecting Botswana (Pty) Limited applied for ground. New kimberlite discoveries have been reported from time to time.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Figure 5.1: Location of the Kokong Concession, Botswana

P:\U2344 Trivalence Listing\Data\Fig_5.1.WOR

ANGOLA
ZAMBIA
HARARE
ZIMBABWE
-20°
NAMIBIA
WINDHOEK
BOTSWANA
-24°
Kokong Concession
GABORONE
PRETORIA
MBABANE
SWAZILAND
SOUTH AFRICA
-28°
0 100 200 300 400 500km
LESOTHO
20°
24°
28°

LEGEND
National Capitals
Kokong Concession

NOVEMBER 2003 PROJ. No: U2344 TRIVALENCE LISTING

SRK Consulting
Engineers and Scientists

Location of the Kokong Concession, Southern Africa

Figure 5.1

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

In 2001-2002, the Geological Survey of Botswana flew a high-quality airborne magnetic and radiometric geophysical survey over the southwest of Botswana, incorporating this area. Where it was possible, recent (privately funded) surveys of similar quality were “stitched” into the new data, thus lessening the survey costs by obviating the need for re-flying. This dataset is available, free of charge, to exploration companies active, or proposing to be active, in Botswana.

There is, or should be, a substantial quantity of historical and recent publicly available data upon which to focus future exploration activities. PMC obtained the exploration licence in 2002.

Geological setting

Geology of Botswana

Rocks of the Karoo Supergroup (259 to ~ 100 Ma) unconformably overlie approximately 70% of Botswana's Archaean and Proterozoic rocks. In the Kokong area, the Karoo rocks are in turn overlain by an average 70 m of semi-consolidated Kalahari sediments, the age of which ranges from Upper Cretaceous to Quaternary (70 Ma to present). The Kalahari Group consists of approximately 20 m of loose, unconsolidated aeolian sand beneath which is a more indurated sand with calcareous or siliceous cement. There is frequently a calcrete – silcrete duricrust horizon at the base of the aeolian sand. The sandstone becomes redder downwards with increasing clay content. The base of the unit is often defined by the presence of a red marl or clayey sandstone, but infrequent basal gravels do exist.

Kimberlite potential

Botswana is host to over 240 kimberlites, most of which occur in clusters. The majority of clusters occur within the Archaean-age Kaapvaal-Zimbabwe craton. A number of kimberlites contain diamond, but only three are currently being mined. A fourth mine ran for four years on a trial-mining basis but closed in 2001.

Evidence from known kimberlites world-wide suggests that only kimberlites in a cratonic setting can host economic quantities of diamond; that the older the craton, the better and that craton margins tend to be unfavourable sites for diamond-bearing bodies. Recent studies of the Kaapvaal Craton indicate that kimberlites <90 Ma in age may have a significantly poorer potential of entraining diamonds during eruption because of changes in the lithosphere post 90 Ma. The ages of the kimberlites which have been or are mines in Botswana range from 1.3 Ga at the Martin's Drift western cluster to 240 Ma at Jwaneng to ~95 Ma at Orapa-Letlhakane.

Young, large kimberlites are known – M1 in the Tshabong-Molopo cluster has been dated at 77 Ma and is 184 ha in area (over three times as large as Jwaneng and one

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

This page left blank.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

and a half times as large as Orapa). This kimberlite has not, despite intermittent work over a period of thirty years, been proved to be an economic proposition. Equally, older bodies such as the 500 Ma kimberlites at Martin's Drift are not diamond-bearing. Only careful studies of indicator mineral chemistry followed by bulk sampling can reveal the true macrodiamond potential of a kimberlite. Figure 5.2 shows the location of the various kimberlite provinces in South-West Botswana.

Kang-Kokong kimberlite field

The relative proximity of this field to the western margin of the Kaapvaal-Zimbabwe craton may downgrade its diamondiferous potential, although factors such as the intrusion age of the individual kimberlites must be considered.  Ages of between 93 to 86 Ma may be found in the literature, but it is known that kimberlites of markedly different ages may exist in the same geographical location.

While the area is prospective for kimberlites, none of those discovered to date has yet been demonstrated to contain diamonds in sufficient quantities or qualities to be a mineable proposition.

Exploration Work Undertaken to Date

General

In the JV Agreement, PMC warrants that all its obligations as of this date had been met and that the deemed expenditure as at the Vesting Date will be US$1.88 M. The TMC Annual Report for 2002 notes that Fugro Airborne Surveys Ltd carried out an aeromagnetic survey in 2000 and that it was re-interpreted with 96 targets selected.

SRK did not visit the Kokong Licence but has been provided with four Quarterly Reports written by Tinto. The following table summarises the work carried out by Tinto according to these.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Figure 5.:Kimberlite Fields of Southwest Botswana

Croton Margin
Khutse-Kikao Cluster
Kokong Cluster
Jwaneng Cluster
Mochudi Cluster
Kgalagadi Cluster
Tshabong-Molopo Cluster
N
0
50
100
kilometres

P:\U2344 Trivalence Listing\Rep\PITT reference data\Fig_02.dwg

NOVEMBER 2003	PROJ. No: U2344	TRIVALENCE LISTING	
SRK Consulting Engineers and Scientists		Kimberlite Fields of Southwest Botswana	Fig 5.2

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Table 5.1: Summary of exploration carried out by Tinto

	Geophysical Grids Completed	Loam Samples Collected	Drill Holes Completed	Metreage	Quarterly Expenditure US$
Quarter 3, 2002	21	338	0	0	358,076
Quarter 4, 2002	20	167	5	1203	594,810
Quarter 1, 2003	10	128	6	1526	370,260
Quarter 2, 2003	0	0	5	590	448,945
Totals	51	633	16	3319	1,772,091

Geophysical exploration

Four ground geophysical methods have been used (gravity, magnetics, and Protem (electro-Magnetic)) to locate drill targets. CSAMT/NSAMT surveys (Controlled Source Audio Magneto Telluric/Natural Source Audio Magneto Telluric) were also used in orientation work over four known kimberlites. It is not clear from the Quarterly Reports how the potential drill targets were initially selected but Trivalence's 2002 Annual Report states that of the 96 targets selected from the 2000 aeromagnetic survey, approximately 50 were considered priority and of these, approximately 20 were to be selected for drilling.  In addition, the BHP-Billiton airborne gravity system – Falcon - was flown over a selected area within the licences. Contractors carried out all of the work.

Loam sampling

This exploration tool was employed in conjunction with the geophysical approach over 50 targets. Both spot samples and semi-continuous samples (six per 2.5 km traverse) were collected. Each sample comprised 100 l unscreened material, reduced to approximately 30 l of -1+0.3 mm material after screening. The samples were further concentrated off-site and then examined for kimberlite indicator minerals. The minerals were subject to a visual analysis in South Africa before examination by microprobe.

Drilling

Two drilling methods have been employed in the project.

DeWet Drilling of Rasesa was contracted to drill 3000 m utilising 10” Fluid RC equipment. This work was undertaken during the last quarter of 2002 and the first quarter of 2003. Eleven holes were drilled, eight of which were wireline-logged for density, porosity and magnetic susceptibility. All material from the holes was treated through a DMS plant for +1mm diamonds; in addition, XRF and indicator mineral samples were collected and sent for analysis.

Earth Resources CC of Johannesburg were employed to carry out a programme of 50 holes (~5000 m) combined Rotary Percussion, RC and Rotary Air Coring “Scout Drilling” work, using outside hole diameters from 215-118 mm. Five holes were completed by the end of the Second Quarter, 2003 although the interpretations of what was intersected are incomplete. Figure 5.3 shows both the drilling carried out to date and that planned.

Costs

In the Joint Venture Agreement, Tinto agreed to estimated minimum expenditures on an annual basis, with a September anniversary. The following table sets out what was planned and what Tinto has reported as being spent. It must be noted that the actual expenditure relates only to those costs controllable by Tinto in Botswana and does not reflect additional costs relating to overheads. Some US$94,993 was spent on geophysics in 2001, but it is unclear whether PMC or Tinto incurred this expenditure, so it has been excluded from the table.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

PERIOD	PLANNED	ACTUAL	VARIANCE
By 21 September 2002	US$500,000	US$726,244	+US$226,244
By 21 September 2003	US$750,000	US$1,414,015*	+US$ 664,015*
By 21 September 2004	US$750,000
By 21 September 2005	US$1,500,000
Totals	US$3,500,000	US$2,140,259*

                                                *To end July 2003

It is clear that Tinto has exceeded the minimum expenditure commitment in both 2001-2002 and 2002-2003.

Results

Results of the various geophysical surveys were used to site boreholes. The interpretation of geophysical data is a specialised exercise and in the absence of raw data, SRK cannot comment on this aspect.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

Figure 5.3: Location of Planned and Drilled Boreholes, Kokong Project

N
24°S
24.5°S
22.5°E
23°E
Outline of Licence Area
10" Hole
"Scout" Hole
Known Kimberlite Drilled
New Kimberlite Discovered
K002-01
KN70-10
K068-01
K100-01
K010-01
K111-01
K014-01
KS34-03
K075-01
K151-01
0
10
20
kilometres

P:\U2344 Trivalence Listing\Rep\PITT reference data\Fig_03.dwg

NOVEMBER 2003	PROJ. No: U2344	TRIVALENCE LISTING	
SRK Consulting Engineers and Scientists		Location of Planned and Drilled Boreholes, Kokong Project	Fig 5.3

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

The microprobe analyses of the indicator minerals recovered from the loam sampling exercise are only to be made available in the Q3 of 2003, although it is noted that a G10 garnet was recovered from the centre of Target RT152. This cannot be independently verified from the reports. SRK would, however, comment that if the purpose of loam sampling was to augment the results from geophysical surveying, so as to prioritise drilling targets, then it would seem prudent to have used the results as they became available rather than to have sited the drilling using a partial dataset.

Seven of the eleven 10” holes drilled intersected new kimberlites, interpreted as pipes, and two holes were drilled into were previously known bodies. No diamonds were recovered from the material processed through a DMS plant. No indication is given of the tonnages of material treated per kimberlite. Indicator mineral recoveries show abundant ilmenites, pyrope garnets and chrome diopsides with lesser amounts of chrome spinel. However, plots of microprobe analyses of these minerals, with one exception from K010-01, indicate kimberlites of low interest with respect to diamond preservation. This is confirmation of the +1 mm diamond results.

The “Scout Drilling” results are incomplete because the interpretations made require verification from XRF and indicator mineral results.

Planned Exploration Work

It is understood that the remainder of the “Scout Drilling” programme is to continue, allied with ground geophysics and loam sampling on the best 50 aeromagnetic anomalies. An additional two programmes are planned for the remainder of 2003. What is referred to as Phase 3 is a large diameter drilling programme to assess the best targets identified during the Scout Drilling Programme. Phase 4 is a second Scout Drilling programme to test an additional 25 targets. Further large diameter drilling is planned for 2004 on the best results of Phase 4.

Interpretation and Conclusions

SRK understands that some 96 airborne magnetic targets were selected for follow-up from a survey flown for TMC in 2000. When Tinto entered into joint venture with TMC, the objective was to select the 20 best targets for drilling based on the airborne magnetic survey and supplemented by loam sampling to generate kimberlitic indicator mineral concentrates. The combined dataset would then be used to prioritise drill targets, assuming that the surface indicator mineral concentrates are derived from the underlying kimberlite. SRK's experience is that in this area of the Kalahari, this assumption is warranted and the overall approach reasonable

The volume of loam sample planned to be collected was entirely in keeping, in SRK's experience, with volumes needed to recover indicator mineral grains in quantities above the expected background count in the Kalahari Group surface sediments. The size range chosen also allowed for the recovery of chrome spinel grains, the majority of which (in kimberlites and lamproites) are less than 0.5 mm in all dimensions.

The sequencing of an exploration programme must meet not only geological but also time objectives (e.g. licence relinquishment) and it is often the case that activities are carried out in parallel. If, as is stated in the Quarterly Report for June 2003, “Loam results will be fully appraised on reception of the complete Kokong dataset….” then the implication is that targets for the Phase 1 drilling programme were based purely on geophysical responses. This is not in keeping with the initial objective, obviates the results of the (subsequently received) loam samples and may have resulted in the drilling of several holes that would not have been drilled had the loam samples been assessed.

It is not unusual to drill on geophysical responses in a follow-up programme, but is it questionable as to why 10” fluid reverse circulation was used.  Simple 4” or 6” percussion drilling provides material sufficient for a first-pass evaluation of the cause of the target magnetic anomaly. If the anomaly is not kimberlite, or mineral chemistry and microdiamond analyses indicate a low-interest body, then the target should be abandoned forthwith (provided that the drillhole has been correctly sited and the geophysical response is explained). If the anomaly is a kimberlite of interest, then a sufficient volume, somewhere between 20 to 200 t should be obtained in a subsequent phase of drilling to enable statistically viable macrodiamond treatment via DMS. It is not clear whether Tinto first obtained mineral chemistry and XRF information before processing the 10” material through their DMS plant, but to do otherwise may have incurred unnecessary expense.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

From a cost viewpoint, the use of multiple geophysical techniques to site what should be a true “scout” borehole is queried. If the initial target was generated by airborne magnetics, then ground magnetics together with loam sampling and perhaps one other geophysical method should provide sufficient information on which to locate a borehole.

The suitability of DMS treatment of small volumes of kimberlite for macrodiamond grade estimation is an accepted technique, but as the actual volumes of material processed per kimberlite are not recorded in the available data, no comment can be offered on the statistical validity of the samples treated. This data should be assessed in the light of publicly available information on the estimation, from bulk samples, of grade and diamond value in kimberlites.

Comments made in the Q2, 2003 Report - “Elemental responses vary wildly within kimberlite facies, between facies and between pipes”,- although in reference to an attempt to relate XRF results to diamond potential, are indicative that this method is not definitive in kimberlites. Portable spectrometers, notably from the CSIRO in Australia, may be, in SRK's opinion, a more suitable technology for defining kimberlites by using their clay spectral responses.

The borehole logs are brief but the lithologies encountered are generally well described. However, some of the subsequent interpretive notes are highly speculative, especially if, as is believed, the logs are the result of the study of chips and not core.

Notwithstanding the above, the work planned for the future would appear to be in keeping with the general objective of the project, although with eleven of the “best” targets already sampled by large diameter drilling and no diamondiferous body having been located, the likelihood of discovering a potentially economic kimberlite is reducing. SRK does, however, question the lack of any microdiamond work. Although the link between micro and macrodiamond populations in any kimberlite is not a universal constant, if sufficient material (~250 kg) could be obtained from (cheap) scout drilling and analysed for macrodiamonds, then statistical manipulation of the analyses, allied to indicator mineral chemistry results, would assist in determining the requirement for expensive RC drilling.

Recommendations

SRK recommends that:-

  A Detailed Life of Mine Plan be produced for Aredor based on estimates of revenue and costs so as to enable the mining and processing operations to be optimised, the justification for capital expenditure to be assessed and Mineral Reserve estimates to be reported.

  The economic assessment at Palmietgat be completed to determine the potential for deepening the pits already developed, increasing the production rates and enabling the derivation of Mineral Resource and Mineral Reserve estimates for the material below 30 m depth.

  The exploration programme at Kokong be continued as planned but that bulk sampling only be carried out on the bodies of highest potential, as defined by the results of scout drilling, and that microdiamond sampling be considered, allied to indicator mineral chemistry interpretations, to assist in this prioritisation exercise.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

References

  Rio Tinto Mining and Exploration Limited, March2003. Rio Tinto /Trivalence Joint Venture Aredot Concession Final Report.

  Karl Schimann, June 2000. Evaluation of the Alluvial Resources of the Aredor Concession, Guinea.

  Aredor Weekly Production and Diamond Industry Reports for the year 2002.

  Geology Division-Evaluation Department of De Beers Consolidated Mines Limited(undated). Palmiegtat drilling and sampling programme-Final report.

  Tim Wilkes, MPH Consulting Botswana (Pty) Limited, 16 April 1999. A preliminary Evaluation of the Palmiegtat Kimberlites, Palmiegtat, Northern Province South Africa.

  Zafar Mahmmod, Trivalence, Sept 2003, Feasibility Report for Palmiegtat Mine.

  Karl Schimman, Trivalence, 12th May 1999. Evaluation of the Palmiegtat Kimberlite Project (South Africa).

  MPH Consulting, October 1993 – Preliminary report on the Kokong, Lekgodu and Molopo Diamond Exploration Licences in southwestern Botswana, Africa, for Layfield Resources Inc.

  Rio Tinto Mining and Exploration Limited. 25th February 2002, Joint Venture Agreement Kokong Project, Botswana.

  Tinto Botswana Reports: -

F J Reichhardt, Quarterly Report 30th September 2002, PL's 38-41/99 &11/00, Kokong Diamonds.

F J Reichhardt, Quarterly Report 31st December 2002, PL's 38-41/99 &11/00, Kokong Diamonds.

F J Reichhardt, Quarterly Report 31st March 2003, PL's 38-41/99 &11/00, Kokong Diamonds.

B Scott, Quarterly Report 30th June 2003, PL's 38-41/99 &11/00, Kokong Diamonds.

_________________________________________________________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

  Trivalence Mining Corporation, September 2002. Annual Report.

  United States Securities and Exchange Committee Form 20-F, June 2002.

For and on behalf of Steffen, Robertson & Kirsten (UK) Ltd

Dr Mike Armitage

Managing Director

____________________________________________________________

December 2003

TSX 43-101 REPORT CONTRIBUTION

CERTIFICATE OF QUALIFICATION

I Mike Armitage with a business address at Steffen, Robertson and Kirsten (UK) Limited, Windsor Court, 1-3 Windsor Place, Cardiff, CF10 3BX hereby state that:

1.

I am a Consulting Mining Geologist and Managing Director with the firm Steffen, Robertson and Kirsten (UK) Limited (SRK).

2.

I am a graduate of the University of Cardiff with an honours degree in Mining Geology gained in 1983.

3.

I obtained a PhD in ore reserve estimation from Bristol University in 1994.

4.

I have practised my profession continuously for some 20 years since graduating, have variously managed, authored and co-authored over forty mining feasibility studies and feasibility audits for a variety of mineral deposit types in many different countries and am a “qualified person” for the purpose of National Instrument 43-101.

5.

I am a Chartered Engineer (UK), a member of the Institute of Materials, Minerals and Mining (UK), a Chartered Geologist and a Fellow of the Geological Society.

6.

I am the project manager and principal reviewer of the report “Trivalence Mining Corporation: Review of Mining and Exploration Assets in Guinea, South Africa and Botswana” dated November 2003, which is based on

•

  a study of all available technical reports on the project provided to SRK;

  first hand discussions with the appropriate project geologists and other employees currently working on the exploration and mining projects;

  visits to both the Aredor Mining Concession in Guinea, by Messrs Martin Pittuck and Gosta Blendulf, and the Palmietgat Kimberlite Mine in South Africa, by Messrs Marcin Wertz and Victor Symposia, all members of the SRK team.

1.

I was responsible for overall drafting and management supervision of all personnel involved in this report.

2.

I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in this report, the omission or disclosure of which makes the technical report misleading.

3.

I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein, nor in the securities of Trivalence Mining Corporation or any of its subsidiaries.

4.

I have had not prior involvement in the properties that are the subject of this report.

5.

The report has been prepared in compliance with National 43-101 and Form 43-101F1 and I have read this Instrument and Form.

DATED this 12th day of November 2003

Dr Mike Armitage C.Eng

Managing Director SRK (UK) Ltd

____________________________________________________________

December 2003

Trivalence Mining Corporation

SRK CONSULTING

REPORT DISTRIBUTION RECORD

Project Number:

U2344

Copy Number:     1

Name/Title	Company	Copy No.	Date	Authorised by
Rodney Duncan	Trivalence Mining Corporation	PDF	12.11 .03	M Armitage

APPROVAL SIGNATURE              _________________________________________

COPYRIGHT

These technical reports (a) enjoy copyright protection and the copyright vests in SRK Consulting unless otherwise agreed in writing; (b) may not be reproduced or transmitted in any form or by any means whatsoever to any person without the written permission of the copyright holder.