Form 20-F
period 2004-06-30
TRIVALENCE MINING CORP
filed 2005-01-18
CIK 1071172

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2004

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commissions file number: 0-29908

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
None

 Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by the annual report.

23,375,984 Common Shares

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

 6

Item

2

Offer Statistics and Expected Timetable

 6

Item

3

Key Information

 6

Item

4

Information on Trivalence

12

Item

5

Operating and Financial Review and Prospects

24

Item

6

Directors, Senior Management and Employees

29

Item

7

Major Shareholders and Related Party Transactions

33

Item

8

Financial Information

36

Item

9

The Offer and Listing

38

Item

10

Additional Information

39

Item

11

Quantitative and Qualitative Disclosures About Market Risk

46

Item

12

Description of Securities Other than Equity Securities

47

Part  II

Item

13

Defaults, Dividend Arrears and Delinquencies

48

Item

14

Material Modifications to the Rights of Security Holders

48

And Use of Proceeds

Item     15            Controls and Procedures                                                                                                                48

Item

16

Audit Committee Financial Expert

48

Part  III

Item

17

Financial Statements

49

Item

18

Financial Statements

49

Item

19

Exhibits

49

FORWARD LOOKING STATEMENT

This Annual Report includes “Forward Looking Statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objective, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates”, or “does not anticipate”, “plans”, estimates”, or intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or bee achieved) are not statements of historical fact and may be “forward looking statements”.  Such statements are included, in this Annual Report, in the sections, among others, entitled “Operating and Financial Review and Prospects,” and “Business Overview.”  Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  See “Risk Factors.”  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct.

MEASUREMENT CONVERSION INFORMATION

In this Annual Report, metric measures are used with respect to mineral properties described herein.  For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonnes
1 acre	= 0.405 hectare	1 troy ounce	= 34.2857 grams
1 U.S. gallon	= 3.785 litres	1 Imperial gallon	= 4.546 litres

airborne magnetic/	a survey made from the air for the purpose of recording the magnetic
aero magnetic survey	characteristics of rocks on and below the surface of the earth.

bedrock	A general term for the rock, usually solid, that underlies soil or other unconsolidated, superficial material.

bulk sample	A particularly large, and hence more representative, sample.

carat (ct)	A unit of weight for diamonds, equivalent to 0.2 of a gram (0.007054 of an ounce).

Dense Media Separation	Heavy medium separation, also known as dense media separation, is used for the upgrading or preconcentration of minerals, where a significant difference in density exists between the gangue minerals and the desired materials.

diamond	A cubic variety of crystalline carbon, which may be of gem quality.

diamondiferous	Rock or alluvial material containing or yielding diamonds.

diatreme	A breccia -filled volcanic pipe that was formed by a gaseous explosion.

dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks.

fluvial	Of, or pertaining to, rivers; produced by river action.

gem	A diamond free of flaws, as far as can be determined by a trained observer with the aid of a 10-power magnifying glass, and having a color and other characteristics that do not deleteriously affect its value for use as a faceted ornamental (gem) diamond.

gem quality	Possessing the qualifications of a gem.

indicator minerals	In connection with kimberlite exploration, indicator minerals include: pyrope garnet, picroilmenite
(also called magnesian ilmenite), chrome-diopside, chromite, and diamond.

kimberlite/
Olivine lamproite	Uneven-grained, ultramafic rock in which the visible minerals may include olivine, phlogeopite, pyrope garnet, picroilmenite and chrome/diopside, which are cemented by a groundmass that may include serpentine, calcite, and chromite. Kimberlite and olivine lamproite are the only known types of intrusive rock (primary source rocks) that may carry diamonds from the depths of the earth to the surface and may form primary diamond deposits. The principal distinction between kimberlite and olivine lamproite is based on geochemical grounds.

microdiamond	Natural diamonds of a size less than 0.4 millimeters (0.015748 inches). Although these diamonds do not have monetary value, they are significant in that their presence indicates the possible occurrence of larger diamonds.

overburden	Barren rock material, either loose or consolidated, overlying a mineral deposit, which must be removed prior to mining.

percussion drill	These are based on having a slowly rotating rock chisel hitting the rock face, with the cuttings
(chips) being variously removed. The method of application of force to the chisel allows a classification of these drills.

pipe	A common term for a vertical cylindrical or column-like mass of rock that cooled and solidified in the neck of a volcano.

resource(s)	Mineralization to which conceptual tonnage and grade figures has been assigned, but to which mining feasibility criteria have not been applied.

rotary pan	Machine designed to separate heavy and light materials broken rock fragments mantling the slope below a cliff or rock mass.

scrubber	Rotating barrel which causes relatively soft material to fragment.

stripping ratio	Ratio expressed as tonnes of waste to tonnes of ore needed to extract an open pit orebody;
the number of tonnes needed to remove to get at the ore.

trenching	Surface excavation designed to sample bedrock potentially mineralized material.

trend	A general term for the direction or bearing of the outcrop of geological feature of any dimension such as a vein or ore body.

waste stripping	Removal of barren material prior to reaching the orebody.

x-ray separator	A diamond recovery system used to separate diamonds from concentrate. In this system,
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

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3     KEY INFORMATION

A.

Selected Financial Information

The following selected consolidated financial data (in Canadian dollars) for the years ended June 30, 2004, 2003, 2002, 2001, and 2000, are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith.

	Selected Financial Data

	For the Fiscal Year Ended June 30th
Canadian GAAP:	2004	2003	2002	2001	2000

Cash	$ -	$125,303	$949,636	$894,185	$7,592,015
Total Assets	23,722,853	23,727,865	27,430,357	28,680,564	32,655,376
Current Liabilites	11,407,868	4,817,457	13,385,294	3,754,269	2,413,954
Long Term Debt	15,069,710	13,250,784	187,279	7,197,079	7,790,809
Asset Retirement Obligation	-	-	-	-	0
Future Income Tax	-	154,000	2,006,000	2,988,000	2,350,000
Non-controlling Interest	-	874,665	931,224	385,022	495,358
Share Capital	20,267,973	17,911,673	17,911,673	17,760,994	17,811,681
Equity Components of
Convertible Instruments	970,376	2,222,771	1,630,395	1,252,395	1,591,666
Additional paid in capital	2,089,183	484,330	484,330	484,330
Deficit	(26,082,257)	(15,987,815)	(9,105,838)	(5,141,525)	201,908
Revenue	9,182,133	11,614,789	14,365,155	16,171,148	22,606,384
Administrative Expenses	3,060,270	3,417,767	3,439,432	3,770,023	3,615,688
Loss (Income) For the Period	(10,094,442)	(6,881,977)	(3,813,634)	(5,343,433)	2,500,449
Basic Earnings (Loss) Per Share	($0.48)	($0.40)	($0.22)	($0.31)	$0.16
Fully Diluted Earnings (Loss)
Per Share	($0.48)	($0.40)	($0.22)	($0.31)	$0.16

United States GAAP:

Total Assets	$19,463,195	$17,123,294	$22,149,658	$22,672,949	$27,785,938
Future Income Tax	-	85,000	2,058,000	2,934,000	2,478,000
Long Term Debt	14,752,374	13,546,972	189,588	7,353,365	8,616,119
Asset Retirement Obligation	2,351,488	-	-	-
Share Capital	20,682,764	18,326,464	18,326,464	18,175,785	18,226,472
Additional Paid In Capital	1,156,254	803,796	803,796	803,796	803,796
Other comprehensive income	(216,404)	(730,332)	359,113	(436,387)	62,762
Deficit	(30,988,485)	(19,726,063)	(12,976,084)	(9,911,879)	(4,815,165)
Revenue	9,182,133	11,614,789	14,365,155	16,171,148	22,606,384
Administrative Expenses	3,060,270	3,417,767	3,439,432	3,770,023	3,615,688
Loss (Income) For the Period	(11,262,422)	(6,749,979)	(2,913,526)	(5,096,714)	2,450,579
Basic Earnings (Loss) Per Share	($0.54)	($0.39)	($0.17)	($0.30)	$0.15
Fully Diluted Earnings (Loss) Per Share	($0.54)	($0.39)	($0.17)	($0.30)	$0.14

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

Exchange Rates

The Company's accounts are maintained in Canadian dollars.  In this Annual Report all dollar amounts are expressed in Canadian dollars except where otherwise indicated.  The Company's business activities are carried out in Guinea and South Africa and are conducted in United States dollars.

The rate of exchange means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposed by the Federal Reserve Bank of New York.  The average rate means the average of the exchange rates on the last date of each month during a year.

YEAR
	2004	2003	2002	2001

High	1.3970	1.5747	1.5801	1.6021
Low	1.1775	1.2924	1.5768	1.4936
Average for Period	1.3017	1.3959	1.5703	1.5484
End of Period	1.2034	1.2924	1.5776	1.5926

MONTH	Jun-04	Jul-04	Aug-04	Sep-04	Oct-04	Nov-04	Dec-04
High	1.3772	1.3353	1.3323	1.3071	1.2726	1.2263	1.2401
Low	1.3407	1.3082	1.2964	1.2648	1.2194	1.1775	1.1856

The exchange rate on January 7, 2005 was 1.2341

B.

Capitalization and Indebtedness

This item is not applicable.

C.

Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.

Risk Factors

(i)

Exploration and Development Risks

The Aredor Alluvial diamond mine in Guinea does not possess any proven or probable reserves.  Present and future alluvial mining activities are based on indicated and inferred resources.  The Company’s Palmietgat mine in South Africa is exploiting resources from three diamondiferous kimberlite pipes.

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

(ii)

Operating Hazards and Risks

Mineral exploration involves operating hazards and risks; even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources including, but not limited to, unusual or unexpected formations, cave-ins, pollution, equipment breakdown, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company has insurance covering its operations however, the nature of the risks associated with the Company's activities is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.  Of the above operating hazards and risks, the Company has from time to time experienced work stoppages due to equipment break-down and periodic flooding at Aredor, Guinea during the rainy season which generally occurs between June and October.

(iii)

Inadequate Working Capital and Lack of Cash Flow

The Company may be required to raise further funds in the future for working capital purposes and for capital requirements.  There is no assurance that the Company will be able to obtain the funds required to continue operations on the Aredor Concession and to continue its exploration and development of the Concession. Working capital deficiencies for the years ended June 30, 2004, 2003 and 2002 were $6,925,362, $310,932 and $6,560,380 respectively. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property and may not realize a return on its investment.  The Company may generate additional working capital through equity offerings, borrowings, sale or the joint venture development of its properties and/or a combination thereof; there is no assurance that any such funds will be available for operations. Failure to obtain such additional capital, if needed, would have a material adverse effect on the Company's operations.

(iv)

Going Concern Qualification to Financial Statements

The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.  Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Negative cash flow from operations excluding changes in operating assets and liabilities was CAN $6,365,147 for the year ended June 30, 2004.  The Company has not paid interest due under the terms of debentures securing convertible notes payable.  The non-payment of interest would constitute an event of default; however, the Company has obtained a waiver until August 15, 2005. Principal and interest due under the convertible notes payable at June 30, 2004 is in the amount of $14,752,374. The Company’s ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital.  The Company’s consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

(v)

Title to Assets

The Aredor Concession derives from a Presidential Decree dated May 8, 1996 granting the “La Convention D’Exploitation Miniere“  (the “Mining Agreement”); however, there is no guarantee that title to the Concession will not be challenged or impugned. In Guinea, all land belongs to the state.  No other entity, aboriginal or otherwise has the right to contest a mining agreement granted by the state. Subsequent to June 30, 2004 and in accordance with Article 26 of Aredor Mining Agreement dated March 28, 1996, the Company applied for and received confirmation from the Minister of Mines and Geology, Government of

Guinea, of a 15-year extension of the Agreement from March 27, 2006 to March 27, 2021.

In South Africa the mineral rights are to the farm Palmietgat 34 JR, Northern Province.  During the past year, there have been numerous reforms to the mineral legislation in South Africa.  In October 2002, the South African Government enacted its Mineral and Petroleum Resources Development Act (the “Act”) that deals with the State’s policy towards the future of ownership of mineral rights and the procedures for conducting mining transactions in South Africa.  The Act emphasizes that the Government does not accept the existing ownership of mineral rights in South Africa, and the long-term objective is for all mineral rights to vest in the State.  The Act will come into operation on a date still to be finalized by the President of South Africa.

A further, primary objective of the Act is the pursuance of the Government’s policy on furthering Black Economic Empowerment (“BEE”) within South Africa’s mineral industry, by encouraging mineral exploration and mining companies to enter into partnerships with BEE companies.  The Act also provides for the implementation of social responsibility objectives by mining and exploration companies.  Applicants for prospective permits and mining licenses are required to provide details of these criteria.

In addition to the Act, the South African Government’s recently approved Broad Based Socio-Economic Empowerment Charter within the mining sector embodies the Government’s policy of facilitating the transfer of ownership in the South African mining industry to Historically Disadvantaged South Africans (“HDSA’s”) within the next 10 years.  It also aspires to achieve employment equity of at least 40% participation by HDSA’s in management within five years, and 10% participation by women.

It has also been agreed between the Government and the mining industry that mining companies will achieve the desired 26% BEE status (15% in five years and the full 26% in ten years) in a transparent manner, at fair market value and at no risk to the mining companies.  Stakeholders will meet after five years to review the progress made towards achieving the transition of ownership of mining assets to HDSA’s.  Measurement of success in achieving BEE status could be based upon market share of South African mining production owned and controlled by HDSA’s.

In March 2003, the Government released its proposed Mineral and Petroleum Royalty Bill (the “Bill”) outlining the State’s policies with regard to the payment of royalties by mining companies.  The Bill proposes that diamond producers pay a Royalty of 8% from the sale of diamonds.  The Bill has yet to be implemented.  The impact of these policy changes on the Company and its operations in South Africa are indeterminate at this time.

(vi)

Expiry of Palmietgat license

The Company’s mining permit expired in October, 2004. Management is currently in the process of reviewing the Company’s mining permit and applying for the conversion of its existing mining rights under the new Act. There is currently no indication that the mining permit will not be renewed and the mining rights will not be converted.

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

(ix)

Potential Equity Dilution from Shares Reserved for Future Issuance

The Company had reserved as of June 30, 2004 29,191,442 Common Shares for issuance upon the exercise of warrants, options and conversion of debt.  Such Common Shares, if exercised, would  represent a potential equity dilution of approximately 124% based upon the number of outstanding Issued Shares at June 30, 2004 of 23,375,984.  The issuance of these shares has already received Exchange approval.  Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  At June 30 2004, the Company had 47,432,574 authorized but unissued and unreserved Common Shares.  Issuance of such additional shares may be subject to Exchange regulatory approvals and compliance with applicable securities legislation.

Unless a prospectus is filed and receipted by the British Columbia Securities Commission pertaining to an issuance of shares, the Company must rely upon an exemption to the prospectus filing requirements under the Securities Act (British Columbia) prior to issuing shares, or any securities for that matter.

(x)

Diamond Marketing

Until recently diamond marketing throughout the world was largely controlled by the Central Selling Organization ("CSO"), which acted as a producer selling co-operative. The Diamond Trading Company (DTC) has replaced the CSO and the Company expects the result will be a greater variability of diamond prices.  The Company markets its own production independently of the CSO.

(xi)

Repatriation of Funds from Foreign Operations

Repatriation of funds (including the remittance of payments in respect of capital) from the Company's or its subsidiaries' foreign operations may be curtailed or restricted pursuant to foreign exchange controls, export controls and other government laws or regulations in countries in which the Company and its subsidiaries conduct operations, which may be imposed in the future.  The Mining Agreement specifically permits the export of the Company’s rough diamond production upon the payment of a 10% mining tax on the fair market value of the stones as determined by the Guinea Bureau of National Expertise.  The mining tax on cut diamonds is 2% and the mining tax on gold is 5%.  There are no export controls currently in place in Guinea except for the mining taxes noted above.

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

(xiv)

Political and Economic Instability

Guinea was granted independence from France in 1958.  It was a republic until 1984 when a military coup overthrew the government.  Elections were held in 1993 at which time the current President of the country was elected President for a five-year term.  The President is the same general who ruled the country from 1984 until the elections in 1993.  In December 1998, the current President was reelected for a second term of seven years in a general multi-party election.  The political stability of Guinea is not certain and any disturbance in the present political climate could affect the Concession in ways not predictable by the Company.  The risks, include, but are not limited to, terrorism, military repression, and extreme fluctuations in currency exchange rates and high rates of inflation.  Changes in resource development or investment policies or shifts in political attitude in Guinea may adversely affect the Company's business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, exchange controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  The effect of these factors cannot be accurately predicted. During the previous political regime, the Guinean State carried out several expropriations in the industrial sector of which only that of Mobil Oil Corporation was significant.  The Guinean State for the expropriation indemnified Mobil Oil Corporation.  Currently, the Guinean government encourages free enterprise and foreign investment.  Under the present government, there have been no expropriations in the industrial sector.

(xv)

Uncertainty of Technology

The Company uses, in part, mobile prospecting rotary pan plants to ensure that gravel-tramming distances are not excessive.  Rotary pan plant operators have stated that the kimberlite material could create clay problems and the alluvial terrace material could have concentration problems caused by the laterite. A magnetic separator could be used to remove some of the magnetic component in the terrance concentrates.  Flat alluvial material could have sedimentary screening problems.  There is also concern on the part of Aredor geologists about water problems in the actual mining of the alluvial flat material.  Processing of the alluvial material is subject to clay problems in the rotary pan plant.  There may be concentration problems caused by laterite in the alluvial terrace material.  There may be screening problems in the flat alluvial material.  There is, accordingly, a risk of poor recovery with respect to utilizing pan plant technology.

(xvi)

Management & Key Employees

The Company is dependent on a relatively small number of key employees, the loss of any of who could have an adverse effect on the Company.

(xvii)

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

ITEM 4

INFORMATION ON TRIVALENCE

A.

History and Development of Trivalence

Trivalence commenced operations in 1987; and, until 1991 it acquired and abandoned a series of natural resource properties. In 1991 it changed its business focus from natural resource exploration and development to the production and marketing of recorded music; in connection therewith, its name changed to Maximusic North American Corporation. During the period from September 1991 to December 1993 Trivalence was unsuccessful in developing product or revenue from the production of recorded music and thereafter ceased operations.  Trivalence was designated an "inactive company" by the Vancouver Stock Exchange (the "Exchange") according to Exchange Policy 11 on December 7, 1993.  In 1994, Trivalence effected a change in management and completed a reorganization under the Exchange Policy 11. On September 30, 1996, the Exchange removed the designation of "Inactive" status.

B.

          Business Overview

The Company is presently engaged in the location, acquisition, exploration and, if warranted, development, of natural resource properties.  The Company has an interest in three properties located in Africa.

(i)

Aredor Alluvial Mine - Guinea, West Africa  The Company commenced production at Aredor for reporting purposes on October 1, 1997.  From May 1996 until September 30, 1997, the Company was primarily occupied with the development of the Aredor alluvial diamond mine.  The Company, through Aredor FCMC S.A., owns 85% of the Aredor alluvial diamond mine.  The government of the Republic of Guinea owns the remaining 15%.  In 2001 the Company signed a joint venture with Rio Tinto Mining Exploration & Ltd. of England to explore for economic kimberlite at the Aredor mine. After working for over two years and spending US $6.0 million Rio Tinto concluded that the economic potential of the kimberlite’s identified reserves did not meet their internal targets and as a consequence Rio Tinto withdrew from the joint venture in March 2003. The Company plans to continue exploring the most prospective Aredor kimberlites.

(ii)

Palmietgat –Kimberlite Mine South Africa  In 1999, the Company acquired a 50% interest in the Palmietgat Kimberlite Project. In 2001, the Company exercised its option to purchase the remaining 50% from the joint venture partner. Over 3 million tonnes of kimberlite has been identified and the mine commenced commercial production in April 1, 2001.

(iii)

Kokong – Botswana  In 1999, the Company acquired five (5) prospecting licenses covering an area of 3,745 square kilometres in Botswana; the licence area is referred to as the Kokong

Project.  The licensed area hosted known kimberlites, 14 of which have yielded diamonds but not in sufficient quantities or of sufficient quality to be economical. In 2002, the Company signed a joint venture agreement with a subsidiary of Rio Tinto Mining to explore for economic kimberlites on the Kokong property.   Rio Tinto is the operator.

The Company presently employs approximately 459 Guineans, in addition to approximately 38 expatriate employees at Aredor and about 20 employees at the Palmietgat project. The Vancouver head office has 14 employees.  Contract work is minimal.

Until December 2001, the Company sold most of its diamonds by international tender in Conakry, the capital of the Republic of Guinea.  The sales were supervised by the Bureau of National Expertise and took place approximately every two months.  Buyers included representatives from firms in Europe, North America, and the Middle East, among others.  Sales are denominated in US dollars.  Terms of sale were cash before delivery of the diamond parcel purchased. Since January, 2003 the Company has sold its diamonds in Antwerp, Belgium, on the same terms. Diamonds produced from the Palmietgat Mine, South Africa are sold through the Johannesburg Diamond Exchange through which both domestic and foreign buyers bid.  De Beers has a first right of refusal.

There have not been any bankruptcy, receivership or similar proceedings, trading suspensions or cease trade orders made against the Company by any regulatory authority.

The Company's no par value common shares, (the "Common Shares") are listed for trading on the TSX Venture Exchange under the symbol TMI and under the symbol TMIGF on the OTC Bulletin Board in the United States.

The Company's activities for the fiscal year ending June 30, 2004 are set forth in MINERAL PROPERTIES.

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

The executive office and records office is located at #502 - 815 Hornby Street, Vancouver, British Columbia V6Z 2E6.

Trivalence carries on its business through wholly-owned and indirectly owned subsidiaries as follows.

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

3.

Aredor was incorporated on May 28, 1996, pursuant to the laws of Guinea under which it is presently governed to hold the Concession which it received by assignment from First City and to be the operating company to develop the Concession.  To comply with the laws of Guinea, a director of Aredor, Lutfur Rahman Khan owns one share of Aredor, which represents .02% of the shares, which is held in trust for the Company. Lutfur Rahman Khan is also a director of Trivalence Mining Corporation.

4.

Trivalence Mining’s Palmietgat Project of South Africa is held through its wholly-owned subsidiaries Anglo-Canadian Mining Corporation and Fraser Mining Corporation which holds a 100% interest in North American Mining Corporation (PTY) Ltd. which hold 100% of Palmietgat Project.  Anglo-Canadian Mining Corporation was incorporated on May 12, 1999, pursuant to the laws of British Virgin Islands under which it is presently governed. Fraser Mining Corporation was incorporated on May 12, 1999, pursuant to the laws of British Virgin Islands under which it presently governed.

Intercorporate Relationship:

D.

Property, Plant & Equipment

The Company has interest in three mineral properties located in Africa.

AREDOR DIAMOND MINE, GUINEA (Concession)

Location, Access

The Concession is located 700 km. east of the capital city of Conakry, Guinea.  Access is by road or by aircraft.

Air:  There is a gravel (laterite) airstrip called Gbenko Airfield (1200 metres long) at Aredor.  It was previously serviced by three different carriers but, now that radio communications are not available, it is serviced occasionally by Guinea Inter Air.  The Gbenko airstrip has fuel tanks (not in use) and a small hanger.  It would be suitable for air resupply directly to the camp and for the transport of product.  The capital of Guinea, Conakry, has an international airport, serviced by Air France, Brussels Air (Belgium), Air Afrique and other carriers.

Road:  The distance from Conakry to Aredor by road is approximately 725 km and takes about 14 hours by 4 X 4 vehicle.  The first 525-km from Conakry is paved, but the last 200 km has a laterite surface and is subject to damage during the Guinea rainy season.  The road is passable for light dry season use without major work.  For sustained use, the road requires grade, ditching, crowning and culverts.  The northern route, which is the 200 km road from Aredor to Kankan would be impassable by heavy transport because of the very rough road conditions.

Property Geology

Within the Aredor lease area, there are four types of diamondiferous deposits:

1)

Alluvial flat deposits

2)

Alluvial terrace deposits

3)

Insitu weathered kimberlite material, and

4)

Primary kimberlite material

Alluvial flat and terrace deposits are the primary focus for mining and exploration plus exploration on the prospective diamondiferous kimberlites.

Mining Agreement

First City negotiated and signed the Aredor Concession Agreement with the Ministry of Mines of Guinea on March 28, 1996, which included the Aredor alluvial diamond mine covering the 1,212 square km  - Aredor Concession.  The Mining Agreement defines and grants an exploitation permit for a term of ten years, which will be automatically renewed if requested for three successive five-year terms. Subsequently the Company applied for and received confirmation from the Minister of Mines and Geology, Government of Guinea, for the 15 year mining extension from March 26, 2006 to March 27, 2021.

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

The rights granted are limited to gold and diamonds.  The terms of the Mining Agreement provide for Guinea to retain a 15% interest at no cost and, without further payment and in addition, by law, residents of Guinea have an option to acquire a 10% interest at the fair market value of the share as determined by the directors of Aredor.  The option to acquire 10% of Aredor is exercisable for a 30-day period after the outset of Phase III development of the mine.  The Mining Agreement therefore grants the company an 85% interest in the Concession, which may be reduced to a 75% in the event the 10% option is exercised.

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

Other fees and taxes payable during the test period were: a sum equal to 6% of the salaries paid within and outside Guinea, a contribution for employee training equal to 1.5% of salaries, the effective tax rate on vehicles (except field vehicles and machinery), employee source deductions, a withholding deduction at source as a discharge of all other income taxes at a rate of 10% of fees and benefits to non residents of Guinea.

5.

Lease costs of US$100,000 per month to be paid from the date of the sale of the first commercial production corresponding to the processing of 1,600 m3/day by a fourteen-foot moving pan.  The lease costs were funded from production revenues.  However the equipment rental amount has been renegotiated.  Effective June 1, 1998 to May 31, 2001, the Company was obligated under the terms of the Aredor concession agreement to pay US$30,000 per month for the rental of equipment and other assets situated on the concession at the date of the acquisition by the Company.  Thereafter the Company was obligated to pay US$40,000 per month during the tenancy of the concession.  At June 30, 2004 the Company had withheld 40 months rent (US $1,600,000 which amount is included in the Company’s June 30, 2004 Accounts Payable pending resolution of the terms of a subsequent agreement with the Guinea Ministry of Mines which the Company believes will offset this liability).

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

(b)

First City is required to submit to the Guinean Ministry of Mines and Geology for approval the annual plans and budgets, any material amendments to the plans and budgets, any supplementary work to the annual plans, and monthly reports.

(c)

Analysis of core samples must be done in Guinea unless, if justified, analysis is necessary at facilities outside Guinea including large samples intended for metallurgical studies.  The analysis results must be communicated to the Ministry of Mines and Geology.

(d)

The sale of diamonds exceeding US$500,000 must be done through a tender process with not less than 3 parties.

Ownership of Concession

The Company's interest in the Concession is held indirectly through its ownership of First City.  First City wholly owns Pioneer.  Pioneer owns effectively 85% of the shares of Aredor the operating Guinea company.    Pursuant to Guinea law a director must be a shareholder.  Mr. Lutfur Khan is a director of Aredor and Trivalence has been issued one share, which represents .02% of the issued shares of Aredor.  Mr. Khan holds the one share in trust for the Company.

As a result, Aredor is owned by:

Pioneer

84.98%

Lutfur Rahman Khan in trust for the Company

   .02%

Republic of Guinea

15.00%

Pursuant to resolutions of the first shareholders’ meeting of Aredor, it was resolved that during the term of the Mining Agreement, Trivalence would bring the capitalization of Aredor up to US$8,000,000.

Exploration and Development History of the Concession Prior to the Company

Diamond production by the French company, Soquinex, started in 1934 and continued in conjunction with another company, Beyla, until 1960. A national company, EGED was then formed by the Ghanian government to exploit the diamonds in the Soquinex and Beyla concession, but experienced difficulties during the 1960's. A Soquinex washing facility is located on the Aredor lease near the town of Soniferea.  The Russians were then allowed to mine diamonds and they reopened the Soquinex plant, which ran until 1973.

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

3.

The infrastructure costs continued to rise while revenues decreased.

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

The test was able to demonstrate that gravel from the flats and from the terraces could be processed with the pan plants, and that the clay content of the gravel is the main stumbling block in this type of processing.  Other materials (kimberlite and old tailings) were processed satisfactorily, but had relatively low grades.  It also showed that the diamondiferous deposit grade was relatively reliable and that the overall mining costs were such that deposit blocks classified as marginal by the then previous operator could be considered as mineable using the present methodology.

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

Operations

AREDOR MINES

During the year ended June 30, 2004, the Company refurbished and redesigned a 120-150 TPH DMS plant at the Aredor mine. This plant was brought into production in March, 2004 at 60-70 tonnes per hour, and has since been processing at some 100 plus tonnes per hour.

A central component of the Aredor mine plan in 2004 was the moving of the 14’/120 TPH pan plant from an area known as Wouloro where the alluvial beds providing pay gravels were depleted in Quarter 1, 2004 to a new area known as Bougban approximately 10 km. away.  The civil engineering work at the new Bougban site commenced in October 2003 and was completed in April 2004.  The removal, transportation and re-installation of the plant’s components, including various upgrades and design modifications geared to improving efficiency, were all successfully executed on schedule from March to mid May, 2004, and the plant began phase-in production during the week of May 17, 2004. However, the plant was temporarily shut down in mid July 2004, as gravel from the initial block being processed was not generating the anticipated diamond output. Due to the rainy season it was not practical or economic to process gravel from the adjacent blocks. Management plans to re-commission this plant during quarter one, 2005 after pad preparation is complete on the adjacent blocks along with the completion of a block infill-sampling program to be undertaken during quarter 1, 2005.

The Company’s bid to the Guinean Receiver to purchase certain used mining equipment, from a company in Guinea that went into liquidation, on an ‘as is where is basis’ was accepted for consideration of US$750,000 before Guinea transfer taxes, transportation costs and other incidental costs. The equipment acquired includes two Manitowoc 4600 draglines, excavators, front-end loaders, bulldozers, dump trucks, generators, light vehicles, parts and ancillary equipment.  The two 4600 draglines will add to and complement the Company’s four existing draglines and the additional equipment will further round out and strengthen the mining/transport equipment sets required to support the planned increase in plant production in accordance with the future mining/production plan.

Revenues decreased due to lower diamond production (23,105 carats) as the 14ft plant was being moved for the better part of five months and the DMS plant was not in commercial production until March 2004. In addition, the grade was low, the quality was average and the overall size of the diamonds produced was small, resulting in overall lower diamond prices for the diamonds sold in the fiscal year. During the fiscal year, the Company had 468.74 carats cut & polished on an experimental basis and the Company sold them for $1.161 million. The amount is included in the revenue from the Aredor mine.

Revenue from diamond sales generated by the Aredor mine for the fiscal year ended June 30, 2004 was $7.222 million compared with $7.352 million in 2003. The Company sold 22,846 carats (US$236 per carat) in 2004 compared with 23,358 carats (US$213 per carat) in 2003.  Reduction in revenue and carats sold was due to lower diamond production. The lower production was caused by the move of the Company’s 14ft plant to a different location causing a loss of production for five months. The refurbished DMS plant did not reach the maximum processing capacity during the fiscal period. The overall quality and size of the diamonds produced was also lower compared to the previous years. The overall price per carat impact was offset by the fact that the Company had 468.74 carats cut and polished, which increased revenue by $1.161 million. Without the cut and polished diamonds revenue, the per carat price for diamonds sold from Aredor mine averaged US$197 compared to the US$236 mentioned above.

The production cost of diamonds produced for the year ended June 30, 2004 was CAN $10.020 million compared to CAN $10.937 million for the year ending June 30, 2003. The decrease in production cost in 2004 compared to 2003 was due to lower fuel consumption and parts expenses.

Review of Mining and Exploration Assets in Guinea, South Africa and Botswana (by SRK Consulting of UK)

In August 2003, the Company hired SRK Consulting to produce a report covering its exploration and mining assets. These comprise the Company’s two operating diamond mines namely; the Aredor alluvial diamond mine in Guinea and the Palmietgat kimberlite mine in South Africa; and the exploration potential within the Aredor and the Kokong kimberlite licences in Botswana.

SRK is an international group comprised of over 500 professional staff offering expertise in a wide range of engineering and scientific disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. SRK has offices in the UK, Canada, North and South America, South Africa and Australia.

The Aredor Mining Agreement provides that proceeding from one phase to the next will occur only if the technical and financial results are satisfactory to Aredor.  If they are not, Aredor can at its option surrender the Mining Agreement.

Aredor Mine Resources

The following information is summarized from the SRK Consulting Report titled Review of the Aredor Alluvial Diamond Mine, Guinea at November 2003.

SRK Audited Mineral Resources for Aredor

Classification	Area (m2) millions	Grade (ct/m2)	Content (ct)	Value (US$/ct)	Value (US$) millions
Indicated	1.92	0.10	187,000	375	70
Inferred	4.25	0.18	756,000	158	120

As per SRK “In addition, the potential exists to promote lower grade and higher cost blocks into the Mineral Resource following the predicted reduction in unit operating costs once the rebuilt DMS is in operation.”

There is also the potential for the discovery of further gravel resources on untested tributary banks in the vicinity of known mineralisation and also further away to the north of the concession. Finally, TMC plans to continue exploring the weathered kimberlite occurrences which have been found and delineated during the Rio Tinto exploration program.”

The complete SRK report is available on www.sedar.com

PALMIETGAT KIMBERLITE PROJECT – SOUTH AFRICA

The Company has a 100% interest in a kimberlite project in South Africa. The property is located 70 kilometers North of Pretoria in proximity to roads and power lines.  The property hosts six kimberlite pipes and several kimberlite dikes, all of which are known to be diamondiferous.  At present, three of the pipes (K14 East, K14 West and the K15) with an aggregate surface area of 1.6 hectares may have an economic grade.  The resource down to 110 meters is approx. 3.5 million tonnes at an estimated 44 CPHT.  De Beers who carried out three drill programs explored the property in detail.  In 1979, 501 percussion holes (7,175 meters) delineated the surface extent and outlines of the different kimberlite bodies.  In 1980, 16 diamond drill holes (2,249 meters) determined the morphology and vertical extent of the pipes at depth.  In 1994, thirteen large diameter percussion holes (1,149 meters) were drilled down to 110 meters and sampled the 3 best pipes. A total of 4,131 tonnes of samples were recovered from shafts and tunnels. The size of the parcels of diamonds recovered were considered too small to provide valuation figures, but are indicative of the diamond values of these pipes.

South Africa is currently the world’s fifth largest producer of natural diamonds.  The largest Pipe in South Africa is the Premier Pipe, which covers an area of 54 hectares. South Africa also has an established diamond cutting industry.

The Company signed an agreement dated May 8, 1999 with a South African diamond miner (the “partner”) to form a joint venture (“JV”) as to 50% each, to acquire from De Beers Consolidated Mines Ltd., the mineral rights to two contiguous areas, (the “property”), construct a mine and commercially operate the property located in the Northern province of South Africa. In 2001, Company exercised its option to acquire the remaining 50% from the joint venture partner for $US150, 000 cash and 728,571 shares of the Company for a deemed value of US$947,142 and the settlement of $335,452 due from the former joint venture partner.

The mineral rights are defined as: (1) diamonds, rubies and sapphires from area 1 consisting of 1041 hectares and (2) precious stones from area 2 consisting of 1041 hectares.

Production of diamonds produced in 2004 at the Palmietgat mine were significantly lower (17,863 carats) than in 2003 (45,516 carats). The decrease was due to the following factors: i) removal of overburden material from the two kimberlite pipes resulting in a four-month loss of fresh kimberlite material to process; ii) installation of two new crushers for crushing the oversize material, which took two months during which time there was no production; iii) of the material processed during the year, more than 50% was from the oversize stockpiles which had a lower grade compared to the fresh kimberlite. However, this material needed to be processed as it was becoming difficult for the heavy equipment to move around the plant; iv) the overall grade from the fresh kimberlite material was lower compared to previous years.

Recent changes in South African legislation with respect to mineral rights may impact the Company’s ability to continue to operate the property. The new legislation states that all mineral rights will revert to the government and entities will have to apply for the conversion of their old mining rights to new prospective and new mining rights. Furthermore, the Company’s two-year mining permit expired in October 2004. The directors are currently in the process of renewing the mining permit and applying for the conversion of the existing mining rights under the new Act. There is no indication that the mining permit will not be renewed and the mining rights will not be converted.

Diamond sales from the Palmietgat Mine for the year ended June 30, 2004 was $ 1.988 million compared to $4.291 Million in 2003. The Company sold 17,863 carats (US$76.80) in 2004, compared with 45,516 carats (US$54.37 per carat) in 2003. The significant decrease was caused by the following factors: i) removal of the overburden material from the two kimberlite pipes resulting in a four-month loss of fresh kimberlite material to process; ii) installation of two new crushers to crush the oversize material, which took two months during which time there was no production; iii) of the material processed during the year, more than 50% was from the oversized stockpiles which had a lower grade compared to the fresh kimberlite. However, this material needed to be processed as it was becoming difficult for the heavy equipment to move around the plant and iv) the overall grade from the fresh kimberlites material was lower compared to the previous years

The Company is currently conducting feasibility to mine beyond the thirty meters depth. Early indications are that the Company will continue to mine beyond thirty meters depth. Company ‘s management feels that recent increase in average price/carat is due to mining in better kimberlite at deeper pit levels.

For further details, please see SRK technical resource report.

Exploration

Exploration – Aredor - Kimberlite

In the fiscal year eight holes were drilled on kimberlite pipe K14 at an average depth of 11m for a total of 88m. Only three holes intersected kimberlite. The conclusion was that K14 does not extend more than a few meters at surface further than the boundaries drawn by RTZ in 2002.  Six trenches were excavated and three composite bulk samples were sent to the DMS plant for treatment.  Samples of 182m3, 96m3 and 112m3 were treated. The first two produced grades around 0.02cts/m3 but the third produced a grade of 0.5cts/m3. Taken together with RTZ's results, the Company’s exploration staff thinks that there may be a high-grade zone that is contained within an area that extends from the main K14 pipe. Since year-end, the Company has drilled 31 auger holes at an average depth of 22.5m for a total depth of 697.5m within this extension area. Drilling shows that the southern end of the kimberlite does extends westward for another 100m.

A 1,500m3 bulk sample has subsequently been taken from this higher-grade extension zone in K14 to test for diamond size and and results are pending. A further 12 auger holes are planned to see if the pipe extends to the west.

KOKONG KIMBERLITE PROJECT, BOTSWANA

The Company’s five prospecting licenses initially totaling 3,745 square kilometers are in the Kokong area, Kgalagadi district, Botswana. The Kokong kimberlite fields are located 300 kilometers west of the city of Gaborone and 75 kilometers south of the city of Kang.  Achaean Rocks of the Kaapvaal Craton underlie the area covered by the prospecting licenses, which is home to the Jwaneng Diamond Mine. The property hosts 34 known kimberlite occurrences, 14 of which are known to be diamondiferous.  The Company acquired the ground based on these known kimberlites and high indicator mineral counts occurring within the licensed boundaries.

The Company received a report from MPH Consulting Botswana (Pty) Limited (MPH) detailing the results of a 22,000 kilometer line airborne magnetic survey covering the Kokong licenses. The airborne survey was successful in identifying 29 of the known 34 kimberlites occurring on the property. In addition to the known kimberlites, MPH reported that “the processing of the survey data has allowed us to establish the magnetic character of the diamond bearing kimberlites and to compare these signatures with all other known kimberlites and targets and thereby arrive at concise exploration recommendations targeted only on the anomalies of this magnetic caliber. Over 150 met this threshold. The viable targets have been screened according to several criteria, including geophysical signature, quality, proximity to known diamondiferous kimberlites, surface geochemical results of past explorers, inferred depth of the Kalahari coverage and structural setting to arrive at a breakdown as follows; first priority targets of 109 and second priority targets numbering 52”.

In February, 2002 the Company signed an earn-in Joint Venture (‘JV’) agreement with Tinto Botswana Exploration PTY Limited  (‘Rio Tinto’) a subsidiary of Rio Tinto Mining and Exploration, London, UK.  Under the terms of the JV Agreement, Rio Tinto could earn an initial 65% participating interest by making a total of US$3.5 million in work expenditures before September 21, 2005.  Rio Tinto can then earn an additional 10% interest by completing a pre-feasibility study, initiating a feasibility study and incurring a further US$ 5.0 million in work expenditures by September 21, 2008. Having met the expenditure obligations necessary to earn the initial 65% participating interest, Rio Tinto formally notified the Company by letter dated March 30, 2004 that they have elected to earn the additional 10% participating interest (which will bring Rio Tinto’s total participating interest to 75%) by incurring the additional expenditure of US $ 5.0 million by September 21, 2008. Rio Tinto is the project operator.

Rio Tinto is continuing with an aggressive exploration program involving airborne and ground geophysics, sampling and drilling.  Rio Tinto recently flew a VTEM survey and they report that preliminary data highlights some promising anomalies.  The expected advantage of the VTEM survey (aside from the ability to locate completely non-mag kimberlites) is that it is a blanket survey rather than a limited grid. Rio Tinto reported in October 2004 that two of the VTEM anomalies in the preliminary data were drilled and one hole intersected a new kimberlite of which results are pending.

Rio Tinto has reported that its work program has been focused on sterilizing areas as some 50% of the license area were due for relinquishment in September, 2004.  In this regard, Rio Tinto reported that 19 of the best magnetic anomalies in the portion of the license area considered marginal were surveyed with TEM; only one target was generated and was proved negative after drill testing.  All the data for the marginal areas was re-assessed and, as there was no encouragement to carry out any further work, 1,473 km2 of the license area has been dropped.

The areas retained have been prioritized by Rio Tinto based on kimberlite frequency and diamond potential as suggested by indicator chemistry. Rio Tinto advise that the work plan for Quarter Four, 2004 (October/December) will consist of a further seven scout drill holes to test the VTEM/magnetic targets.  Rio Tinto also advised, in their Third Quarter, 2004 report, that to date, 31 confirmed kimberlite occurrences have been discovered by Rio Tinto since the inception of the Kokong Joint Venture, bringing the total number of known kimberlite occurrences at Kokong to 68, although none are, as yet, sufficiently diamondiferous.  Rio Tinto’s total expenditures on the Kokong project as at June 30, 2004 is over US$4.0 million.

ITEM

5

OPERATING, FIANANCIAL REVIEW AND PROSPECTS

1.0

INTRODUCTION

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the June 30, 2004 consolidated financial statements and accompanying notes.

2.0

OVERVIEW

For the year ended June 30, 2004, diamond production was from the Aredor, Guinea and Palmietgat, South Africa diamond mines.  The Company recorded a net loss of $ 10.094 million or $0.48 per share basic and diluted.

		Year ended	Year ended	Year ended June
Selected Annual Financial Information		June 30, 2004	June 30, 2003	30, 2002
Total Revenues		9,182,133	11,614,789	14,365,155
Net Income (Loss)		(10,094,442)	(6,881,977)	(3,813,634)
Basic and Diluted	Income (Loss) per share	(0.48)	(0.40)	(0.22)
Working Capital (deficiency)		(6,925,362)	(310,932)	(6,560,380)
Total Assets		23,722,853	23,727,865	27,430,357
Bridge loans		5,026,054	-	-
Convertible loans and debentures
(including current portion of long term debt)		14,752,374	13,250,784	10,087,140

AREDOR ALLUVIAL DIAMOND MINE

Revenue from diamond sales generated by the Aredor mine for the fiscal year ended June 30, 2004 was $7.222 million compared with $7.352 million in 2003. The Company sold 22,846 carats (US$236 per carat) in 2004 compared with 23,358 carats (US$213 per carat) in 2003.  Reduction in revenue and carats sold was due to lower diamond production. The lower production was caused by the move of the Company’s 14ft plant to a different location causing a loss of production for five months. The refurbished DMS plant did not reach the maximum processing capacity during the fiscal period. The overall quality and size of the diamonds produced was also lower compared to the previous years. The overall price per carat impact was offset by the fact that the Company had 468.74 carats cut and polished, which increased revenue by $1.161 million. Without the cut and polished diamonds revenue, the per carat price for diamonds sold from Aredor mine averaged US$197 versus the US$236 mentioned above.

The production cost of diamonds produced for the year ended June 30, 2004 was $10.020 million compared to $10.937 million for the year ending June 30, 2003. The decrease in production cost in 2004 compared to 2003 was due to lower fuel consumption and parts expenses.

PALMIETGAT DIAMOND MINE

Diamond sales from the Palmietgat Mine for the year ended June 30, 2004 was $ 1.988 million compared to $4.291 million in 2003. The Company sold 17,863 carats (US$76.80) in 2004, compared with 45,516 carats (US$54.37 per carat) in 2003. The significant decrease was caused by the following factors: i) removal of the overburden material from the two kimberlite pipes resulting in a four-month loss of fresh kimberlite material to process; ii) installation of two new crushers to crush the oversize material, which took two months during which time there was no production; iii) of the material processed during the year, more than 50% was from the oversized stockpiles which had a lower grade compared to the fresh kimberlite. However, this material needed to be processed as it was becoming difficult for the heavy equipment to move around the plant and iv) the overall grade from the fresh kimberlites material was lower compared to the previous years

The production cost of diamonds sold in the fiscal year ended June 30, 2004 was $2.040 million compared to $2.261 million in June 30, 2003.  The decrease in production was caused by the lower consumption of fuel and parts due to the shutdown of the plant during the installation of the two new crushers.

Selling, General and Administrative expenses

Selling, general and administrative expenses for fiscal year 2004 were slightly lower at CAN $3.060 illion compared to fiscal year 2003 at $3.418 million. The decline is due to reduction in salaries and wages ($0.790 million in 2004 compared with $1.079 million in 2003), and slight decreases in investor’s relation fees, management fees and office and other expenses.

Interest Expense

Interest costs aggregated $1.749 million during fiscal year 2004, a 13% increase over $1.549 million in 2003. The increase was due to the accrual on the outstanding convertible notes as well as new short-term borrowings during the year.  Under the terms of the debentures, interest is payable monthly in arrears. On March 1, 2003, the interest rate for all outstanding debentures, except for the 2003 Series debentures A1 and A2, was reduced from 11% to 8% per annum. Interest for the 2003 Series debentures, A1 and A2, is 11% per annum. The Company has obtained a waiver of non-payment of interest from the Lender through August 15, 2005 for all debentures. Because the terms of the debentures have been extended for a period of more than 12 months from June 30, 2004, all debt secured by the debentures has been classified as a long-term obligation. At June 30, 2004 accrued interest amounting to $3.377 million was included in the convertible notes payable.

Depletion and depreciation

Depletion and depreciation expense for fiscal year 2004 was $3.035 million compared to $2.481 million in 2003.

Income Taxes

The effective tax rate was 1% in  2004 compared to a statutory tax rate of 36.6%. The effective tax rate was 19% in 2003 compared to statutory tax rate of 40%. In 2004 the Company took a valuation allowance of  $7.565 million compared to $4.114 million in 2003 to reduce income tax assets to the amount that the management considers is likely to be recoverable in the future years. The Company recorded a net tax recovery of $0.107 million on pre-operating tax loss of $11.076 million compared to $1.840 million on pre-operating tax loss of $9.689 million in 2003. The future income tax provision for the year ended June 30, 2004 was nil compared to $0.154 million in 2003 due to future taxes on income earned in Guinea.

Share Capital

At November 15, 2004, the Company had a total of 23,375,984 common shares outstanding and 6,680,000 warrants outstanding, each warrant entitling the holder to acquire one common share.  Also, the Company had 1,067,000 stock options outstanding with a weighted average exercise price per share of $0.73.

FINANCIAL CONDITION  AND LIQUIDITY

Cash from operations

For the year ended June 30, 2004, the net cash flow from operations was negative $4.631 million compared to last fiscal year 2003 of negative $2.376 million. For the past three fiscal years, the decline in cash flows is mainly due to the reduced levels of diamond sales revenue from the Aredor mine because of lower diamond production and the lower price of diamonds sold due to quality and size.  Cash on hand is not sufficient to pay the current outstanding liabilities and to meet general working capital requirements.

Financing activities

During the year, the Company successfully closed a private placement of 6,080,000 units at a price of $0.50 per unit for gross proceeds of $3,040,000.  Each unit consisted of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one common share until November 28, 2005 at a price of $0.75 per share. Additional funds of $5.026 million were acquired through bridge loans from companies with a common director. The net proceeds from the private placement and the bridge loans were used to purchase additional heavy equipment at the Aredor mine and for general working capital purposes. Subsequent to June 30, 2004 the Company borrowed CAN $2,847,112 from companies with a common director. The loans are due on demand, are unsecured, and bear interest at rates varying from 4.5% to 8%.

Debenture and obligations

The Company has several outstanding debentures, with a total outstanding amount on June 30, 2004 of $14.752 million including accrued interest of $3.377 million. The debentures are secured by a fixed and floating charge on the Company’s assets. Because the terms of the debentures have been extended for a period of more than 12 months from June 30, 2004, the debentures have been classified a long-term obligation. The Company arranged for the extension of the maturity of all outstanding debentures from August 31, 2004 or January 1, 2004 to August 15, 2005.

No new debentures were issued during the year ended June 30, 2004, compared to June 30, 2003 when the Company issued the Series 2003-A1& A2 debentures with the principal amounts of  $850,000 and 1,450,000, respectively. The original maturity date was January 1, 2004, bearing an interest rate of 11% per annum. The loan amount from the company with a common director is convertible into units of the Company at a conversion price of $0.30 per unit until January 1, 2004, $0.35 per unit until January 1, 2006, $0.40 per unit until January 1, 2007, and $0.45 per unit until January 1, 2008. Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year. These debentures are secured by a fixed and floating charge on the Company’s assets and rank equally with the Series 1999-A3 debentures. At June 30, 2003, $0.592 million of the face value of the debentures was classified as an equity component. As at June 30, 2004, accrued interest is included in the outstanding balance for $0.382 million (2003: $0.104 million).  Interest is also payable on August 15, 2005.

  Bridge Loans

As at June 30, 2004, the Company’s bridge loan balance was $5.026 million. The loans bear interest at rates varying from 4.5% to 11% per annum, are unsecured, and are repayable on demand. Bridge loans borrowed and repaid during the year were $2.913 million (2003 - $0.310 million).

  Capital Lease

At June 30, 2004, obligations under capital lease, including the current portion, were $0.678 million compared to $0.147 Million a year ago.

Investing activities

Sales of fixed assets during the current fiscal year amounted to $0.122 million.  Expenditures in the purchasing of capital assets in the current fiscal year totalled to $3.687 million ($0.524 million in 2003) to achieve targeted production of the plants operating at the Aredor mine. The Company purchased three trucks and two loaders from Bell South Africa under a two-year and a three-year lease contract. The Company also purchased certain used mining equipment, from a company in Guinea that went into liquidation, for US$750,000 before transportation costs and taxes. In 2003, the Company purchased major components for its four draglines at the Aredor mine to improve the availability of the machines. There were no cash investments in mineral properties in fiscal years 2004, 2003 and 2002.

Cash & Cash Equivalents and Resources

At the end of fiscal year 2004, the cash and cash equivalents was negative $0.138 million compared to positive $0.125 million a year ago. Negative cash flows will likely continue until the Company is able to run its plant operations at or near maximum rated capacity. The Company has not paid interest due under the terms of convertible debentures securing notes payable and has obtained waivers until August 15, 2005.

(b)  Contractual Obligations and Commercial Commitments

The company has the following contractual obligations and Commercial commitments.

Contractual obligations	Total	Less than 1	1-3 years
		year
Long term debts	14,752,374	-	14,752,374
Capital Lease obligation	677,799	360,463	317,336
Operating Leases	-	-
Total Contractual Cash Obligations	15,430,173	360,463	15,069,710

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Related party transactions included management fees paid to directors or shareholders of the Company (as agreed between the parties and approved by the Board of Directors) in the amount of $0.406 million in fiscal year 2004 compared to $0.433 million in fiscal year 2003.  Compensation excluded in the management fees paid to directors and officers’ amounted to $0.162 million in fiscal year ended June 30, 2004 and $0.450 million in 2003.  The Company borrowed and repaid from companies with common directors a total of $2.913 million in fiscal year 2004 compared to $0.310 million in 2003.

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 of the accompanying Consolidated Financial Statements.  There are two policies that, due to the mining business, are more significant to the financial results of the Company.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties.  Any revenues received from such properties are credited against the costs of the property.  When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method.  The Company regularly reviews differed exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

Under U.S. GAAP, the Company expensed all costs relating to the exploration of its mineral properties prior to the establishment of proven and probable reserves. After that point, these costs are capitalized as development costs. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be amortized to operations using a unit-of-production method.

The Company’s Financial Statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions. Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

OUTLOOK

A)        AREDOR

At the Aredor alluvial mine, the Company plans, subject to funding to have the DMS plant and 14ft plant producing at their maximum capacities by spring of 2005. Management’s view is that with the recent acquisition of additional equipment the Company now has enough heavy equipment to carry out its plans to process material from the two main plants. However, management estimates US$0.7 million will be required to further repair and upgrade some of its existing equipment and some of the newly acquired equipment in order to achieve maximum production from these two plants.  Management feels once it has achieved its target of maximizing production from the two plants it will achieve positive cash flows. The Company plans to carry out an alluvial exploration program to ensure that it is processing gravel from the best possible blocks. The Company will also continue its kimberlite exploration program. The Company needs to raise approximately US$4.0 million through equity or debt financing to pay the existing liabilities, to carry out the planned capital expenditures, and for general working capital. The Company’s ability to raise these funds will determine if the mining and exploration plans for the next year can be completed.

B)        PALMIETGAT

At the Palmietgat mine, the Company will continue to operate two shifts a day. It is estimated that by early 2005 all pipes at the property will reach depths of 30 meters. In order to process fresh kimberlite the Company will need to spend approx. US$0.5 million to increase the pit size of the pipes, especially K15, the best pipe in quality, grade, and size which has already reached the depth of 30 meters.

C)        Kokong

The Company’s kimberlite exploration program will be continued under the financial and technical control of Tinto Botswana Exploration Pty Limited, a subsidiary of Rio Tinto Mining  & Exploration Ltd. of the U.K.

ITEM 6

    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Trivalence and principal business activities performed outside of Trivalence (including, in the case of directors of Trivalence, other principal directorships) of each director, member of senior management and employees upon whose work Trivalence is dependent:

Name, Municipality of Residence and Present Office Held	Director since	Principal Business Activities and Principal Directorships	Number of Common Shares and Percentage of Class Held
Lutfur Rahman Khan Chairman of the Board and Chief Executive Officer Richmond, BC	Since 1994

President of  Larnite Corporation (Pvt) Ltd. since 1989; Chairman of State Petroleum Corp. from Nov. 1991 to May 1994 and from Dec. 1995 to Oct. 1998; Chairman of Arakis Energy Corp. from Dec. 1995 to Oct. 1998; Chairman - Director of International Sovereign Energy Corp. from Sept. 1996.

7,241,377(1)(2)
Dr. Waseem Rahman President Richmond BC	Since 1996	Businessman, as an investor in oil, gas and mining sectors since 1994; Director of International Sovereign Energy Corp. Sept. 1997 to June 2003; Director of Falcon Oil and Gas since December 1999.	2,525,258(3)
Mahmood Arshad Director Calgary, AB	Since 2000	President of CISL, a private investment company. Mr. Mahmood has twenty years business experience in accounting, finance and construction.	Nil(4)
Afzal Mahmood Director Richmond, BC	Since 2004	Director of Falcon Oil and Gas from 1999 to 2002; Director of International Sovereign Energy Corp. since June 2003; President of Akvon Holdings, a private company.	550,000
Timothy S. Hoar Director Calgary, AB	Since 1997

Partner in the law firm ProVenture Law, Barristers & Solicitors since Oct. 1, 1998; prior thereto, partner in the law firm Hoar, Lee & Boers since Aug. 1994; Director of Arakis Energy Corp. from July 1997 to 1998.

200,000(5)
Omair Choudhry Chief Financial Officer, Corporate Secretary Surrey, BC	Since 1999	Mr. Choudhry has a Master’s degree in Business Administration. Mr. Choudhry has several years of experience in finance, accounting, and human resources, in oil & gas and mining industry. Mr. Choudhry is responsible for all accounting, human resources, procurement and insurance functions in the Company.	7,500

(1)

As at October 28, 2004.

(2)

Of which 3,045,902 shares are beneficially owned by Pacwest Resources Ltd., 1,106,978 shares are beneficially owned by Larnite Corporation (Pvt) Ltd., Larnite Capital Corporation beneficially owns 1,629,132 shares and Mr. Khan beneficially owns 1,449,365 shares.  Mr. Khan also holds options to purchase 180,000 shares of the Company at $0.40 per share expiring April 24, 2007.

(3)

Dr. Rahman also holds options to purchase 40,000 shares of the Company at $0.40 per share expiring April 24, 2007 and 70,000 shares at $0.70, expiring on November 18, 2008.

(4)

Mahmood holds options to purchase 30,000 shares of the Company at $1.30 per share expiring February 8, 2006 and 15,000 shares at $0.70, expiring on November 18, 2008.

(5)

Mr Timothy Hoar holds options to purchase 35,000 shares of the Company at $0.70 per share expiring on November 18, 2008.

Directors are elected annually at Trivalence’s annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders. The Board of Directors may fill vacancies created by departing directors between annual shareholders meetings. Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders meetings.

Audit Committee

The Audit Committee of Trivalence consists of Mahmood Arshad, Timothy Hoar and Dr. Waseem Rahman. There have been no changes to the membership of this committee since the most recently completed year-end. The general function of the audit committee is to review the overall audit plan and to review the results of the external audit with Trivalence’s auditors.

Compensation Committee

The Compensation Committee of the Company consists of Lutfur Rahman Khan, Waseem Rahman, and Timothy Hoar.

B.

Compensation

The following table sets forth the amount of compensation that was paid and benefits that were granted in the financial year ended June 30, 2004 to each of the individuals listed in Item 6(A) above.

Name	Compensation	Benefits

Lutfur Rahman Khan	$133,275	$7,535
Timothy Hoar	$0	$0
Dr. Waseem Rahman	$72,000	$4,152
Mahmood Arshad	$0	$0
Omair Choudhry	$78,000	$8,653
Afzal Mahmood	$0	$0

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

The following table sets forth the number of options to purchase common shares of Trivalence granted as at November 30, 2004, the purchase price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

	Number of Options to
Name	Purchase Common Shares	Purchase Price	Expiry Date

Lutfur Rahman Khan	180,000	$0.40	April 24, 07
Timothy Hoar	35,000	$0.70	Nov 18, 08
Waseem Rahman	40,000	$0.40	April 24, 07
	70,000	$0.70	Nov 18, 08
Mahmood Arshad	30,000	$1.30	February 08, 06
	15,000	$0.70	Nov 18, 08
Omair Choudhry	20,000	$1.70	March 17, 05
	15,000	$0.40	April 24, 07
	50,000	$0.70	Nov 18, 08

C.

Board Practices

Directors are elected annually at Trivalence’s annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders. The Board of Directors may fill vacancies created by departing directors between annual shareholders meetings. Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders meetings.

Audit Committee

The Audit Committee of Trivalence consists of Mahmood Arshad, Timothy Hoar and Dr. Waseem Rahman. There have been no changes to the membership of this committee since the most recently completed year-end. The general function of the audit committee is to review the overall audit plan and to review the results of the external audit with Trivalence’s auditors.

Compensation Committee

The Compensation Committee of the Company consists of Lutfur Rahman Khan, Waseem Rahman, and Timothy Hoar.

Compensation Policy

Not Applicable

D.

Employees

The following table sets out the number of employees and consultants with contracts at the end of each of the past three financial years, including their main category of activity and geographic location. Trivalence’s employees are employed in Canada, Guinea and South Africa.

Employees	-	Twelve Months Ended June 30, 2003
Canada:		2004	2003	2002
	Operations	3	5	3
	Procurement	4	4	4
	Accounting	4	5	5
	Administration	3	5	8
		14	19	20
Guinea:
Nationals -	Mining	128	138	136
	Maintenance	148	204	178
	Security	120	143	160
	Administration	13	85	111
Expatriates -	Mining	9	11	16
	Maintenance	10	14	12
	Security	19	19	16
		497	614	629
South Africa:
Nationals -	Operations	20	15	-
TOTAL		517	664	576

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

     Name

Number of Securities Owned                                       Percentage of Class

Lutfur R. Khan

7,241,377 (1)(2)

30.98%

Dr. Waseem Rahman

2,525,258

10.80%

CDS &Co.

13,022,368(3)

55.71%

Notes:

(1)	Does not include 180,000 stock option.
(2)

Of which 3,045,902 shares are beneficially owned by PacWest resources Ltd., 1,106,978 shares are beneficially owned by Larnite Corporation (Pvt) Ltd., 1,629,132 shares are beneficially owned by Larnite Capital Corporation and 1,449,365 shares are beneficially owned by Lutfur Rahman Khan.

(3)	The beneficial ownership of these shares is not known

The major shareholders of Trivalence do not have different voting rights than other shareholders.

As of October 28, 2004, 10 holders having an address of record within the United States of America owned 513,647 common shares, representing 2.197% of Trivalence's 23,375,984 outstanding common shares.

On November 26, 2003 the Company closed a private placement of 6,080,000 units at a price of 50 cents (Canadian) per unit for gross proceeds of $3,040,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one common share until November 28, 2005 at a price of 75 cents (Canadian) per share.

As of November 30, 2004 the Company has 23,375,984 common shares outstanding.

B.

Related Party Transactions

As at October 28, 2004, Pacwest was the beneficial owner of 13.03% of the Company’s issued shares.  Larnite Corporation (Pvt) Ltd owns Pacwest as to 30.25%, which was the beneficial owner of 4.74%  issued shares of the Company as at October 28, 2004. Larnite Capital Corporation beneficial owner of 6.97% issued shares of the Company as at October 28, 2004 is controlled by Lutfur Rahman Khan, the President and Chief Executive Officer and a director of the Company. Lutfur Rahman Khan and Timothy Hoar, a director and shareholder of the Company, are also directors of Pacwest.

Lutfur Rahman Khan and Dr. Waseem Rahman are directors of Larnite Capital Corporation and Lutfur Rahman Khan is also a director of Larnite Corporation (Pvt) Ltd.

Pacwest requested that the Company place before the Annual general Meeting in November 2001 a resolution authorising and approving the conversion of any convertible debentures by Pacwest and the exercise of share purchase warrants issuable on such conversion notwithstanding that such conversion would result in Pacwest together with Larnite Corporation and Lutfur Rahman Khan then holding fifty percent (50%) or more of the Company’s issued shares. The resolution was passed in the shareholders meeting. The Company has issued convertible debentures from time to time to Pacwest Resources Ltd. (“Pacwest”) to secure loans made to the Company by Pacwest. These debentures may be converted at the option of Pacwest into shares and, in all cases but one, share purchase warrants of the Company.

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

The aforecited table exclude 4 series of debentures where the conversion into shares of the Company expired as at April 1, 2003, namely:

a.

1999 Series A no. 3 with convertible securities of $4,225,000/$2.15 per share with 1,965,116 issuable shares and 1,965,116 issuable warrants,

b.

 1999 Series B with convertible securities of $1,250,000/$2.15 per share with 581,395 issuable shares,

c.

2000 Series A no. 1 with convertible securities of $1,100,000/$2.15 per share with 511,628 issuable shares.

d.

2000 Series A no. 2 with $300,000/$2.20 per share with issuable 136,364 shares and issuable 136,364 warrants.

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

At June 30, 2004, accounts receivable of  $ 797  was due from companies with common directors.

During the year ended June 30, 2004 $2,913,396 was borrowed from and repaid to companies with a common director.

C.

Interests of Experts and Counsel

This item is not applicable.

ITEM 8

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Incorporated herein are the audited consolidated balance sheets as at June 30, 2004, and 2003 and the consolidated statements of operations and deficit and the consolidated statements of cash flows for the years ended June 30, 2004 and 2003.

Other than as described herein, Trivalence is not involved in any legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on Trivalence's financial position or profitability.  The Company is defending two claims with respect to its operations in South Africa. The total amount of the claims is approximately $150,000. Management believes there is no merit to these claims and no provision for this amount has been made in the financial statements.

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

B.

Significant Changes

During the year ended June 20, 2004, the Company adopted two significant accounting changes, as disclosed in the Consolidated Financial  Report attached to this report, those being with respect to Asset Retirement Obligations [see Note 21(f) ], and Stock-based Compensation [see Notes 3 and 21(d) ].

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

          Fiscal Period                                       High (CAD$)                 Low (CAD$)

---------------------------------------------------------------------------------------------------------

TSX

Years Ended:

   June 30, 2001

1.75

0.90

   June 30, 2002

0.95

0.26

   June 30, 2003

0.49

0.49

   June 30, 2004

1.05

0.50

2004/2005

   1st Quarter

0.90

0.55

2003/2004

   First Quarter

0.70

0.50

   Second Quarter

1.05

0.60

   Third Quarter

0.85

0.70

   Fourth Quarter

1.00

0.60

2002/2003

   First Quarter

0.50

0.30

   Second Quarter

0.45

0.25

   Third Quarter

0.65

0.41

   Fourth  Quarter

1.15

0.60

Month Ended

   October 31, 2004

0.70

0.55

   September 30, 2004

0.75

0.55

   August 31, 2004

0.85

0.70

   July 30, 2004

0.90

0.66

Fiscal Period                                       High (US$)                     Low (US$)

----------------------------------------------------------------------------------------------------------

OTCBB

Years Ended:

   June 30, 2001

1.25

0.62

   June 30, 2002

0.66

0.17

June 30, 2003

0.30

0.30

June 30, 2004

0.73

0.30

2004/2005

   First Quarter

0.69

0.69

2003/2004

   First Quarter

0.50

0.30

Second Quarter

0.73

0.36

Third Quarter

0.69

0.36

Fourth Quarter

0.65

0.37

2002/2003

   First Quarter

0.35

0.16

   Second Quarter

0.24

0.15

   Third Quarter

0.48

0.22

   Fourth Quarter

0.65

0.38

Month Ended

   October 31, 2004

0.47

0.46

   September 30, 2004

0.69

0.69

   August 31, 2004

0.69

0.69

   July 31, 2004

0.69

0.69

D.

Selling Shareholders

This item is not applicable.

E.

Dilution

This item is not applicable.

F.

Expenses of the Issue

This item is not applicable.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This item is not applicable.

B.

Memorandum and Articles of Association

1.

Trivalence Mining Corporation, a British Columbia, Canada corporation (the "Registrant" or "Trivalence") was incorporated on September 18, 1984 under the British Columbia “Company Act” (the "Company Act") by registration of its Memorandum and Articles under the name "Pink Jade Ventures Inc."  On January 28, 1987 the Registrant changed its name to "Bullion Range Exploration Corp."  On August 9, 1991 the name was changed to "Maximusic North America Corporation."  On September 18, 1991 the name was changed to "Maximusic North American Corporation."  On March 1, 1995 the name was changed to "Trivalence Mining Corporation." The Registrant’s Memorandum and Articles do not provide for any specific objects or purposes or place any limitations on the Registrant’s objects or purposes or place any limitations on the Registrant's objects or purposes.

2.

Set forth below is a summary of provisions contained in the Registrant’s Articles with respect to:

(a)

Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

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

 (b)

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

There is no restriction in the Registrant's articles with respect to the power of the directors to vote compensation to themselves or any members of their body.

(c)

Borrowing powers exercisable by the directors and how much such borrowing can be varied:

The directors have the power from time to time on behalf of the Registrant to (i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or the Registrant or any other person; and (iii) mortgage, charge and give other security over the property and assets of the Registrant, both present and future.  The directors from time to time upon such terms and conditions may vary any borrowing approved by the directors, as they think fit.

(d)

Retirement or non-retirement of directors under an age limit requirement:

The directors are not required to retire upon reaching a specific age.

(e)

Number of shares, if any, required for director’s qualification:

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

b.

regulate the conduct of the Registrant’s affairs in the future;

c.

provide for the purchase of the Common Shares of any member of the Registrant by another member of the Registrant, or by the Registrant;

d.

in the case of a purchase by the Registrant, reduce the Registrant’s capital or otherwise;

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

5.

Subject to any extensions permitted pursuant to the company Act, an annual general meeting is to be held once in every calendar year at such time (not being more than 13 months after the holding of the last annual general meeting) and place as may be determined by the directors.  The directors may convene an extraordinary general meeting whenever they think fit.  Under the Company Act, any one or more shareholders holding 10% or more of the Registrant’s shares can requisition a general meeting.  In certain circumstances, shareholders’ meeting can be called by the Supreme Court of British Columbia.

6.

There are no limitations on the rights to own securities.

7.

There are no provisions in the Registrant’s Articles, which would have an effect for delaying, deferring or preventing a change of control of the Registrant.

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

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize their deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the U.S.-source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S.-related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

The limitation on credit does not apply for individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return), and who elect to have Code section 904(j) to apply for the taxable year.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other categories of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.  Any capital losses are deductible only to the extent of any capital gains plus, in the case of noncorporate U.S. Holders, ordinary income of up to US$3,000. For U.S. Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a FPHC.

In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If  50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain  realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company would potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to the treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interests therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitation, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than being subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The management of the Registrant believes that the Company is not a PFIC. However, there can be no assurance that the Company’s determination concerning its PFIC the IRS, or that will not challenge status it will be able to satisfy record-keeping requirements which will be imposed on QEFs.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company, the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

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

Trivalence is required to file reports and other information with the British Columbia Securities Commission in British Columbia, Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that Centurion files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's Electronic Document Gathering Retrieval System (EDGAR).

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

At June 30, 2004, the Company’s accounts payable and accrued liabilities included the following foreign currency denominated amounts.

	2004	2003	2002	2001

Guinean Francs	$2,210,800	$2,505,000	$2,674,307	$1,865,376
US Dollars	$465,400	$286,000	$14,079	$1,183,635
South African Rands	$444,600	$404,000	$97,616	$238,358
	$3,120,800	$3,195,000	$2,786,002	$3,287,369

The Company does not engage in any hedging activities to mitigate currency exchange risk.

Interest Rate Sensitivity

The Company’s long-term indebtedness bears fixed interest rates.  Therefore the Company is not exposed to the risk of changing interest rates that may have a detrimental affect on its earnings in future periods.

Credit Risk (Cash Business)

Terms of sale of the Company’s diamond production require full payment before the delivery of diamonds sold.  Therefore, the Company is not subject to significant risk of incurring bad debts.

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

ITEM 15

CONTROLS AND PROCEDURES

As required by Section 302 (a) of the Sarbanes – Oxley Act of  2002, our Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in our annual report on Form 20-F.  As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to filing the annual report. Disclosure controls and procedures are intended to ensure that information required to be disclosed by the company in its annual report is recorded, processed, summarized and reported within the time periods required. The Company has adopted or formalized such controls and procedures as are believed necessary and consistent with the business and internal management and supervisory practices.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14c and 15d-14c) as of a date within 90 days prior to the filing date of this report, have concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company.

Internal Controls

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s internal controls subsequent to the date of their evaluation. However, several identified procedural weaknesses at the Company’s mining operations, while not considered to materially affect the Company’s ability to report in an accurate and timely manner, are currently under review, and steps are being taken to implement changes in these areas. The deficiencies relate to the recording of parts inventories, methods of accounting for foreign currency transactions, and establishing adequate supporting documentation for incidental cash transactions.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

Not required in this Annual Report for the fiscal year ended June 30, 2004.

ITEM 16B

CODE OF ETHICS

Not required in this Annual Report for the fiscal year ended June 30, 2004.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required in this Annual Report for the fiscal year ended June 30, 2004.

ITEM 16D

EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

Not applicable to the Company at this time.

PART III

ITEM 17

FINANCIAL STATEMENTS

The Company’s Consolidated financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The Financial Statements and notes thereto as required under Item 17 are attached hereto, are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of Deloitte & Touche LLP, Independent Registered Chartered Accountants, is included herein immediately preceding the financial statement.  Material differences between GAAP in Canada and GAAP in the United States applicable to the Company are described in the Note 21 of the attached financial statements.

For audited financial statements for fiscal 2004 and 2003 please see item 19 below.

ITEM 18

FINANCIAL STATEMENTS

Not Applicable

ITEM 19

EXHIBITS

a)

Financial  Statements filed as part of this annual report attached as appendix “A”.

b)

Certification of Principal Executive Officer.

c)

Certification of Principal Financial Officer.

d)

Certification of Chief Executive Officer.

e)

Certification of Chief Financial Officer.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIVALENCE MINING CORPORATION.
Date: January 17, 2005	Signed “Lutfur Rahman Khan” Lutfur Rahman Khan Chairman and Chief Executive Officer

Auditors’ Report and Consolidated Financial Statements of

TRIVALENCE MINING CORPORATION

Report of Independent Registered Chartered Accountants

To the Directors of

Trivalence Mining Corporation:

We have audited the consolidated balance sheets of Trivalence Mining Corporation as of June 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended June 30, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2004 in conformity with Canadian generally accepted accounting principles.

On November 15, 2004, we reported separately to the shareholders of Trivalence Mining Corporation on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants

Vancouver, British Columbia

November 15, 2004

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph for the following:

(a)

When financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.

(b)

To describe changes in accounting policies that have been implemented in the consolidated financial statements.  Effective July 1, 2002, the Company adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  The impact of this change in accounting policy is set out in Note 3 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the directors dated November 15, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the report of the Independent Registered Chartered Accountants when these are adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Vancouver, British Columbia

November 15, 2004

Balance

TRIVALENCE MINING CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	June 30,		June 30,
	2004		2003

ASSETS

CURRENT
Cash and cash equivalents	$ -		$ 125,303
Accounts receivable	842,020		1,010,841
Inventory (Note 4)	3,630,058		3,930,243
Prepaid expenses	8,826		58,958
Other	1,602		3,044
	4,482,506		5,128,389
MINERAL PROPERTIES (Note 5)	10,950,058		12,172,325
PROPERTY, PLANT AND EQUIPMENT (Note 6)	8,290,289		6,427,151
	$23,722,853		$23,727,865

LIABILITIES

CURRENT
Bank indebtedness	$137,991		$-
Accounts payable	1,920,920		1,475,111
Accrued liabilities	3,962,440		3,194,903
Loans payable (Note 7)	5,026,054		-
Current portion of obligations under capital lease (Note 8)	360,463		147,443
	11,407,868	-	4,817,457
LOANS PAYABLE (Note 7)	14,752,374		13,250,784
OBLIGATION UNDER CAPITAL LEASE (Note 8)	317,336		-
FUTURE INCOME TAX LIABILITIES (Note 9)	-		154,000
	26,477,578		18,222,241
NON-CONTROLLING INTEREST (Note 10)	-		874,665

(CAPITAL DEFICIENCY) SHAREHOLDERS' EQUITY

Share capital (Note 11)	20,267,973		17,911,673
Equity component of convertible instruments (Note 12)	970,376		2,222,771
Additional paid-in capital (Note 11 (f))	2,089,183		484,330
Deficit	(26,082,257)		(15,987,815)
	(2,754,725)		4,630,959
	$23,722,853		$23,727,865

CONTINUING OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 16)

ON BEHALF OF THE BOARD:

(Signed) Lutfur Rahman Khan	(Signed) Mahmood Arshad
Lutfur Rahman Khan, Director	Mahmood Arshad, Director

See accompanying Notes to the Consolidated Financial Statements.

Annual P&L

TRIVALENCE MINING CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Years ended June 30,
	2004	2003	2002
REVENUE
Diamond sales	$9,182,133	$11,614,789	$14,336,974
Interest and other	30,315	29,455	28,181
	9,212,448	11,644,244	14,365,155
EXPENSES
Production costs (Note 13)	12,059,522	13,198,637	12,478,272
Selling, general and administrative (Note 14)	3,060,270	3,417,767	3,439,432
Stock-based compensation	163,447	-	-
Interest on long-term debt	1,749,192	1,549,312	1,630,900
Exploration	332,261	(39,927)	63,101
Depletion and depreciation	3,035,201	2,481,118	2,310,007
	20,399,893	20,606,907	19,921,712
LOSS BEFORE UNDERNOTED ITEMS	(11,187,445)	(8,962,663)	(5,556,557)
Gain on sale of equipment	111,338	49,810	-
Loss on dilution of investment in a subsidiary	-	(910,904)	(894,175)
Other income	-	134,317	1,311,125
LOSS BEFORE INCOME TAXES	(11,076,107)	(9,689,440)	(5,139,607)
Current income tax provision	(47,000)	(12,000)	(4,000)
Future income tax (expense) recovery	154,000	1,852,000	982,000
LOSS BEFORE NON-CONTROLLING
INTEREST	(10,969,107)	(7,849,440)	(4,161,607)
Non-controlling interest (Note 10)	874,665	967,463	347,973
NET LOSS	(10,094,442)	(6,881,977)	(3,813,634)
DEFICIT, BEGINNING OF YEAR	(15,987,815)	(9,105,838)	(5,141,525)
PREMIUM PAID ON PURCHASE OF
COMMON SHARES CANCELLED	-	-	(150,679)
DEFICIT, END OF YEAR	$(26,082,257)	$(15,987,815)	$(9,105,838)

LOSS PER SHARE
Basic and fully diluted	$(0.48)	$(0.40)	$(0.22)

Weighted average number of common shares
used to calculate basic and fully diluted loss
per share	20,946,052	17,290,984	17,290,984

TRIVALENCE MINING CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended June 30,
	2004	2003	2002

OPERATING ACTIVITIES
Net loss	$(10,094,442)	$(6,881,977)	$(3,813,634)
Add (deduct) non-cash items
Depletion and depreciation	3,035,201	2,481,118	2,310,007
Gain on disposal of equipment	(111,338)	(49,810)	-
Accretion of debt discount	296,188	296,188	543,367
Stock-based compensation	163,447	-	-
Interest added to debt principal	1,374,462	1,159,832	994,395
Loss on dilution of a subsidiary	-	910,904	894,175
Future income tax recovery	(154,000)	(1,852,000)	(982,000)
Non-controlling interest	(874,665)	(967,463)	(347,973)
Net change in non-cash working
capital items relating to operations (Note 15 (a))	1,733,926	2,526,794	(523,293)
	(4,631,221)	(2,376,414)	(924,956)

FINANCING ACTIVITIES
Issuance of share capital, net of issue costs	2,545,311	-	-
Purchase of common shares	-	-	-
Obligation under capital lease, net	530,356	(322,578)	(282,422)
Loan repayments	(2,406,580)	-	-
Loan proceeds	7,263,574	2,300,000	2,200,000
	7,932,661	1,977,422	1,917,578

INVESTING ACTIVITIES
Cash outflow on acquisition of subsidiary	-	-	-
Purchase of property, plant and equipment	(3,686,703)	(523,605)	(937,171)
Proceeds on disposal of equipment	121,969	98,264	-
	(3,564,734)	(425,341)	(937,171)
DECREASE IN CASH	(263,294)	(824,333)	55,451
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	125,303	949,636	894,185
CASH AND CASH EQUIVALENTS,
END OF YEAR	$(137,991)	$125,303	$949,636

CASH AND CASH EQUIVALENTS CONSIST OF:
(Bank indebtedness) cash	$(166,213)	$97,806	$949,636
Short-term investments	28,222	27,497	-
	$(137,991)	$125,303	$949,636

SUPPLEMENTARY CASH FLOW INFORMATION (Note 15)

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUING OPERATIONS

Trivalence Mining Corporation (the “Company”) was incorporated under the laws of British Columbia on September 18, 1984.  The Company is currently mining its alluvial diamond property at Aredor, the Republic of Guinea, mining its kimberlite diamond deposit at Palmietgat, South Africa and exploring for kimberlite pipes on its other existing and prospective properties.

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

Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities.  Cash resources on hand at June 30, 2004 are not sufficient to finance operations and purchase the remaining heavy equipment required.  The Company has not paid interest of $3,578,872 due under the terms of debentures securing convertible notes payable.  The non-payment of interest would constitute an event of default; however, the Company has obtained a waiver until August 15, 2005, when principal and interest on the convertible notes payable are due.  The Company is also not in compliance with respect to rental payments as disclosed in Note 16 (e). The Company’s ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital, resolution of the dispute regarding the unpaid rental payments and the continuing support of its creditors.  These consolidated financial statements do not reflect adjustments to the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Differences between Canadian and United States GAAP, which would have a material effect on these consolidated financial statements, are explained in Note 21.  The financial statements include the accounts of the Company and its subsidiaries as follows:

Company	Place of Incorporation	Ownership

First City Mining Company	Alberta	100%
Pioneer Mining Company N.V.	Netherlands Antilles	100%
Aredor FCMC S.A.	Republic of Guinea	85%
Anglo-Canadian Mining Corporation	British Virgin Islands	100%
Fraser Mining Corporation	British Virgin Islands	100%
North American Mining Corporation	South Africa	100%

All inter-company transactions and balances have been eliminated.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the recoverability of accounts receivable and future income tax assets, the estimated recoverable diamond reserves, the estimated net realizable value of diamond inventories, the expected economic lives of and the estimated future operating results and net cash flows from mineral properties and mining property, plant and equipment, and the anticipated reclamation costs of mine sites.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of ninety days or less.

(d)

Inventory

Diamond inventory is carried at the lower of average direct production costs, and net realizable value.  Mine supplies are carried at the lower of cost and net replacement value.

(e)

Mineral properties

The Company follows a method of accounting for its mineral properties and interests whereby all direct costs relating to their acquisition and development are capitalized by property.  Pre-production revenues are offset to direct costs capitalized.  Where pre-production revenues exceed direct development costs on a sustained basis, commercial production is deemed to have begun.  Exploration costs are charged to operations as they are incurred.  On the commencement of commercial production, capitalized costs are amortized to operations on a unit of production basis using estimated recoverable reserves as the depletion base.

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

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral properties (continued)

For reporting purposes, amortization of mineral property development costs at the Aredor mine began on October 1, 1997 and at the Palmietgat mine on April 1, 2001.

On a quarterly basis, the Company compares the carrying value of mineral properties to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment.  An impairment in value would be indicated if the assets’ carrying value exceeds expected estimated future undiscounted cash flows.  In that case, an impairment provision is made for the excess of the assets’ carrying values over their fair values.  During the periods covered by these financial statements there was no indication of impairment.

(f)

Property, plant and equipment

Property, plant and equipment are recorded at cost.  Amortization is provided on a declining basis over the estimated useful life of the assets at the following annual rates:

Plants

20%

Mining equipment

20% to 25%

Vehicles and light equipment

20% to 25%

Office furniture and equipment

20% to 25%

On a quarterly basis the Company compares the carrying value of capital assets to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment. An impairment in value would be indicated if the assets’ carrying value exceeds expected future cash flows.  In that case, an impairment provision is made for the excess of the assets’ carrying values over their fair values.  During the periods covered by these financial statements there was no indication of impairment.

(g)

Environmental and site reclamation costs

The Company is obligated to restore the mineral properties to their original condition subsequent to cessation of commercial production.  Due to the nature of the diamond mining operations, and the vegetation and climate in the mining concession areas, these costs are not expected to exceed $3,000,000 over the remaining life of the mine.  Ongoing reclamation costs are charged to operations in the period incurred.  The Company will continue to monitor estimated future costs and will accrue such costs on a unit of productions basis if they become material.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Stock based compensation

The Company has early adopted the accounting standards that require that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method (Note 3).  Accordingly, the fair value for stock options is estimated at the grant date using a Black-Scholes option pricing model with assumptions for: weighted-average risk free interest rates; dividend yields; weighted-average volatility factors of the expected market price of the Company’s common shares; and a weighted-average expected life of the options.  The fair value is accrued and charged to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period.  If the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

(i)

Revenue recognition

Diamond sales are recognized at the time diamonds are delivered to the purchasers, and when the price is fixed or determinable.  This coincides with the receipt of payment and the transfer of title and the risks and benefits of ownership.

(j)

Foreign currency translation

Transactions originally denominated in currencies other than Canadian dollars are translated into Canadian dollars using the temporal method whereby non-monetary assets and liabilities, revenues and expenses are translated at rates in effect on the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated based on the period end exchange rate.  Realized and unrealized foreign exchange gains and losses are included in operations.

(k)

Convertible loans payable

Convertible loans payable are segregated into their debt and equity components at the date of issue.  The financial liability component, representing the value allocated to the liability at inception, is included in convertible loans payable.  The remaining component, representing the value ascribed to the holders’ option to convert the principal balance into common shares and share purchase warrants issuable on conversion, is classified in shareholders’ equity as “Equity component of convertible loans payable”.  These components have been measured at their respective fair values on the date the convertible debentures were issued.  The carrying value of the liability component is being accreted to the principal amount as additional interest expense over the terms of the loans.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Income or loss per share

The basic income or loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  The diluted income or loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. Common share equivalents include the convertible loans and warrants as described in Note 7, and the stock options and warrants as described in Note 11.  For this purpose, the “if converted” method is used for the assumed conversion of the loans at, as applicable, the beginning of the year or the date of issue.  In addition, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.

(m)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, including those arising from unused loss carryforwards and other deductions, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

3.

ACCOUNTING CHANGES

During the year ended June 30, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) for stock-based compensation and other stock-based payments.  These recommendations established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services.  In 2003 and prior years, no stock-based compensation expense was recognized when share options were granted to employees and directors.  Instead, the Company disclosed the pro forma effect of the stock-based compensation on its financial results.  The Company now uses the fair value based method of accounting for stock-based compensation for employees and directors, as well as non-employees, as described in Note 2 (h).  As permitted by the revised standard, this change has been applied prospectively.  As no stock options were issued in the year ended June 30, 2003, no pro forma disclosure has been made.  The effect of this change was to increase the net loss for the year ended June 30, 2004, and to increase the additional paid-in capital at June 30, 2004 by $163,447.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

4.

INVENTORY

	2004	2003
Diamonds	$44,217	$261,793
Stockpiles	23,610	80,796
Fuel, oil and grease	46,946	38,183
Parts and supplies	3,427,807	3,285,606
In transit	87,478	263,865
	$3,630,058	$3,930,243

5.

MINERAL PROPERTIES

	2004	2003
PRODUCING
Aredor Concession:
Acquisition costs	$10,427,786	$10,427,786
Development expenditures, less recoveries	1,676,894	1,676,894
Less: accumulated depletion	(2,517,885)	(1,781,525)
	9,586,795	10,323,155
Palmietgat Concession:
Acquisition costs	2,357,052	2,357,052
Development expenditures, less recoveries	(126,620)	(126,620)
Less: accumulated depletion	(903,914)	(418,007)
	1,326,518	1,812,425
	10,913,313	12,135,580

NON-PRODUCING
Kokong Concession:
Acquisition of exploration license	36,745	36,745
	36,745	36,745
	$10,950,058	$12,172,325

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTIES (Continued)

Aredor Concession

The Company has the following obligations relating to the Aredor concession in Guinea.

(a)

Payment of a 10% mining tax on the sales value of rough diamonds, a 2% mining tax on the sale of cut diamonds and a 5% mining tax for any gold produced.

(b)

The requirement to meet certain mine development targets predominantly based upon processing capacity.

The Company ceased capitalizing development costs net of pre-production revenues on September 30, 1997.  If the Company does not satisfy the remaining mine development targets, the Concession Agreement provides for a 90-day grace period for curing a condition of default; the Concession Agreement is otherwise silent on further action by either party.  As a part of the acquisition agreement of the concession, the Company has agreed, if requested, to sell a 10% interest in the concession to residents of Guinea at fair value.

Palmietgat Concession

The Company owns a 100% interest in the Palmietgat property in South Africa, on which it operates a kimberlite diamond mine.

Recent changes in South African legislation with respect to mineral rights may impact the Company’s ability to continue to operate the property.  The new legislation states that all existing mineral rights will revert to the government and entities will have to apply for the conversion of their old prospective and mining rights to new prospective and mining rights.  Furthermore, the Company’s two-year mining permit expired in October 2004.  Management is currently in the process of renewing the Company’s mining permit and applying for the conversion of its existing mining rights under the new Act.  There is currently no indication that the mining permit will not be renewed and the mining rights will not be converted.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

5.

MINERAL PROPERTIES (Continued)

Kokong Exploration License

In June 1999, the Company acquired four prospecting licenses in the Republic of Botswana.  The four licenses grant the right to explore for precious stones in the Kgalagadi District.  In April 2000 the Company acquired a fifth prospecting license in the same area.  The term of the licenses can be extended or reduced if the Company wishes to abandon the project.

In March 2002, the Company signed a Letter of Understanding for the Kokong Project (“Kokong”) with Tinto Botswana Exploration Pty Limited (“Tinto”), a subsidiary of Rio Tinto.  The Letter of Understanding confirmed the intent of the Company and Tinto to negotiate an Option and Joint Venture Agreement in which Tinto will be granted an option to earn up to a 75% interest in the diamond bearing kimberlite deposits on the Kokong Project.  The option is to include the following terms:

(a)

Tinto will earn an undivided 65% interest in the property by making US$3,500,000 in exploration expenditure prior to the fourth anniversary of the Letter of Understanding.

(b)

In a letter dated March 30, 2004, Rio Tinto formally notified the Company that they have elected to earn the additional 10% participating interest (which will bring Rio Tinto’s total participating interest to 75%) by incurring additional exploration expenditures of US$5 million by September 21, 2008.

6.

PROPERTY, PLANT AND EQUIPMENT

	2004			2003
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Plant	$4,462,146	$2,390,623	$2,071,523	$3,872,908	$1,922,304	$1,950,604
Mining
equipment	13,147,406	7,277,881	5,869,525	10,338,763	6,158,633	4,180,130
Vehicles and
light equipment	547,299	321,286	226,013	433,580	282,146	151,434
Office furniture
and equipment	480,614	357,386	123,228	471,943	326,960	144,983
	$18,637,465	$10,347,176	$8,290,289	$15,117,194	$8,690,043	$6,427,151

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

7.

LOANS PAYABLE

2004		2003
Convertible loans
Series 1999-A Debenture (a)
Third debenture of $4,225,000 (2003 - $4,225,000)	$5,640,766	$5,207,333

Series 1999-B Debenture (b)
Debenture of $1,250,000 (2003 - $1,250,000)	1,668,866	1,540,631

Series 2000-A Debentures (c)
First debenture of $1,100,000 (2003 - $1,100,000)	1,468,602	1,355,755
Second debenture of $300,000 (2003 - $300,000)	423,812	391,246

Series 2001-A Debentures (d)
First debenture of $1,100,000 (2003 - $1,100,000)	1,439,819	1,329,184
Second debenture of $1,100,000 (2003 - $1,100,000)	1,428,625	1,318,850

Series 2003-A Debentures (e)
First debenture of $850,000 (2003 - $850,000)	1,026,724	775,576
Second debenture of $1,450,000 (2003 - $1,450,000)	1,655,160	1,332,209
Non-current	$14,752,374	$13,250,784

Bridge loans (f)	$5,026,054
Current	$5,026,054

(a)

Series 1999-A third debenture

On March 1, 2003, the interest rate was reduced to 8% from 11% per annum and in the year ended June 30, 2004, the maturity date was extended to August 15, 2005.  The loan is from a company with a common director.  The debenture is secured by a fixed and floating charge on the Company’s assets.  Accrued interest in the amount of $1,415,766 (2003: $1,161,257) is included in the outstanding balance.  Interest is also payable on August 15, 2005.

(b)

Series 1999-B debenture

On March 1, 2003, the interest rate was reduced to 8% from 11% per annum and in the year ended June 30, 2004, the maturity date was extended to August 15, 2005.  The loan  is from a company with a common director.  The debenture is secured by a fixed and floating charge on the Company’s assets and ranks equally with the Series 1999-A Third Debenture.  Accrued interest in the amount of $418,866 (2003: $290,631) is included in the outstanding balance.  Interest is also payable on August 15, 2005.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

7.

LOANS PAYABLE (Continued)

(c)

Series 2000-A debentures

First debenture

On March 1, 2003, the interest rate was reduced to 8% from 11% per annum and in the year ended June 30, 2004, the maturity date was extended to August 15, 2005.  The loan is from a company with a common director.  The debenture is secured by a fixed and floating charge on the Company’s assets and ranks equally with the Series 1999-A Third Debenture.  Accrued interest in the amount of $368,602 (2003: $287,881) is included in the outstanding balance.  Interest is also payable on August 15, 2005.

Second debenture

On March 1, 2003, the interest rate was reduced to 8% from 11% per annum and in the year ended June 30, 2004, the maturity date was extended to August 15, 2005.  The loan is from a company with a common director.  The debenture is secured by a fixed and floating charge on the Company’s assets and ranks equally with the Series 1999-A Third Debenture.  Accrued interest in the amount of $123,812 (2003: $91,246) is included in the outstanding balance.  Interest is also payable on August 15, 2005.

(d)

Series 2001-A debentures

First debenture

On March 1, 2003, the interest rate was reduced to 8% from 11% per annum and in the year ended June 30, 2004, the maturity date was extended to August 15, 2005.  The loan amount (from a company with a common director) is convertible into units of the Company at a conversion price of $0.90 per unit until August 21, 2004, $1.00 per unit until August 21, 2005, and $1.10 per unit until August 21, 2006.  Each unit will consist of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company’s assets and ranks equally with the Series 1999-A Third Debenture.

Of the face value of the debt, $149,000 was classified as the equity component, and was fully accreted by June 30, 2002.  Accrued interest in the amount of $339,819 (2003: $229,184) is included in the outstanding balance.  Interest is also payable on August 15, 2005.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

7.

LOANS PAYABLE (Continued)

(d)

Series 2001-A debentures (continued)

Second debenture

On March 1, 2003, the interest rate was reduced to 8% from 11% per annum and in the year ended June 30, 2004, the maturity date was extended to August 15, 2005.  The loan amount (from a company with a common director) is convertible into units of the Company at a conversion price of $0.60 per unit until October 1, 2004, $0.70 per unit until October 1, 2005, and $0.80 per unit until October 1, 2006.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company’s assets and ranks equally with the Series 1999-A Third Debenture.

Of the face value of the debt, $229,000 was classified as the equity component, and was fully accreted by June 30, 2002.  Accrued interest in the amount of $328,625 (2003: $218,850) is included in the outstanding balance.  Interest is also payable on August 15, 2005.

(e)

Series 2003-A debentures

First debenture

In January 2003, the Company issued a Series 2003-A1 Debenture with interest at 11% per annum, initially repayable January 1, 2004 and subsequently extended to August 15, 2004.  The loan amount (from a company with a common director) is convertible into units of the Company at a conversion price of $0.30 per unit until January 1, 2005, $0.35 per unit until January 1, 2006, $0.40 per unit until January 1, 2007, and $0.45 per unit until January 1, 2008.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company’s assets and ranks equally with the Series 1999-A Third debenture.  A total of $225,698 of the face value of the debenture has been classified as an equity component and was fully accreted at June 30, 2004 (2003: $112,849).  Accrued interest in the amount of $141,131 (2003: $38,425; 2002: $Nil) is included in the outstanding balance.  Interest is also payable on August 15, 2005.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

7.

LOANS PAYABLE (Continued)

(e)

Series 2003-A debentures (continued)

Second debenture

In January 2003, the Company issued a Series 2003-A2 Debenture with interest at 11% per annum initially repayable January 1, 2004 and subsequently extended to August 15, 2004.  The loan amount (from a company with a common director) is convertible into units of the Company at a conversion price of $0.30 per unit until January 1, 2005, $0.35 per unit until January 1, 2006, $0.40 per unit until January 1, 2007, and $0.45 per unit until January 1, 2008.  Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year.  The debenture is secured by a fixed and floating charge on the Company’s assets and ranks equally with the Series 1999-A Third debenture.  A total of $366,678 of the face value of the debenture has been classified as an equity component and was fully accreted at June 30, 2004 (2003: $183,339).  Accrued interest in the amount of $240,752 (2003: $65,548) is included in the outstanding balance.  Interest is also payable on August 15, 2005.

(f)

Bridge loans

During the year ended June 30, 2004, the Company entered into the following bridge loans with directors or companies with a common director, which are outstanding at June 30, 2004:

(i)

Bridge loan for a principal amount of US$4,133,000 of which $3,774,566 (US$2,816,000) is outstanding at June 30, 2004.  The loan bears interest at 11% per annum until May 31, 2004 and at 8% per annum thereafter.  The loan is repayable on demand and is unsecured.  Accrued interest of $155,365 is included in the balance outstanding.

(ii)

Bridge loan for a principal amount of $853,500, of which $833,500 is outstanding at June 30, 2004.  The loan bears interest at 8% per annum, is repayable on demand, and  is unsecured.  Accrued interest of $12,880 is included in the balance outstanding.

(iii)

Bridge loan for a principal amount of $28,631 (US$21,000) outstanding at June 30, 2004.  The loan bears interest at 8% per annum, is repayable on demand, and is unsecured.  Accrued interest of $185 (US$138) is included in the balance outstanding.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

7.

LOANS PAYABLE (Continued)

(f)

Bridge loans (continued)

(iv)

Bridge loan for a principal amount of $120,636 (US$90,000) outstanding at June 30, 2004.  The loan bears interest at prime plus 1% per annum, is repayable on demand, and is unsecured.  Accrued interest of $630 (US$470) is included in the balance outstanding.

(v)

Bridge loan for an amount of $99,661 outstanding at June 30, 2004.  The loan is unsecured, interest-free and is repayable on demand.

8.

OBLIGATIONS UNDER CAPITAL LEASE

Included in property, plant and equipment is mining equipment that the Company has acquired pursuant to a three-year lease agreement and a two-year lease agreement, terminating August 10, 2006 and August 5, 2005, respectively, both at an interest rate of 8.50% compounded monthly.  During the year ended June 30, 2004, the Company paid $506,398 with respect to these agreements (2003: $304,090; 2002: $226,781).  Future minimum lease payments are as follows:

	2004	2003

2004	$ -	$153,677
2005	406,651	-
2006	245,516	-
2007	71,820	-
Total minimum lease payments	723,987	153,677
Less interest portion	46,188	6,234
Present value of capital lease obligations	677,799	147,443
Current portion	360,463	147,443
Non-current portion	$317,336	$ -

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

9.

FUTURE INCOME TAXES

The reported income tax provision differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes.  The reasons for this difference and the related tax effect are as follows:

	2004	2003	2002

Canadian basic statutory tax rates	36.6%	40.0%	40.0%
Expected income tax recovery	$3,736,000	$3,876,000	$2,056,000
Adjustment to provision due to
lower foreign tax rates	(258,000)	(350,000)	(444,000)
Use of prior year losses	-	337,000	-
Benefits not recognized in the period
that the loss arose	(3,095,000)	(1,671,000)	(318,000)
Non-deductible expenses	(276,000)	(341,000)	(262,000)
Other	-	(11,000)	(54,000)
Income tax recovery	$107,000	$1,840,000	$978,000

Significant components of the Company’s future tax assets and liabilities are as follows:

Three columns

	2004	2003	2002

Future income tax assets:
Net operating tax losses carried
forward	$12,378,000	$9,228,000	$5,959,000
Valuation allowance for future income
tax assets	(7,565,000)	(4,114,000)	(2,756,000)
Net future income tax assets	4,813,000	5,114,000	3,203,000
Future income tax liabilities:
Book value of assets in excess of
tax values	(4,813,000)	(5,268,000)	(5,209,000)
Future income tax liabilities, net	$-	$(154,000)	$(2,006,000)

At June 30, 2004 the Company had the following loss carry-forwards available for tax purposes:

	Amount	Expiry

Canada	$7,122,000	2005 - 2011
Republic of Guinea	24,611,000	2005 - 2008
Other	285,000	indefinite

	$32,018,000

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

10.

NON-CONTROLLING INTEREST

Non-controlling interest represents the 15% equity interest in the net assets of Aredor FCMC S.A. (“Aredor”) not owned by the Company.

	2004	2003	2002

Balance, beginning of year	$874,665	$931,224	$385,022
15% interest in capitalization of advances
by the Company to Aredor FCMC S.A.	-	910,904	894,175
Share of net loss of Aredor FCMC S.A.
for the year	(874,665)	(967,463)	(347,973)
	$-	$874,665	$931,224

To rectify shareholders’ deficiencies, as required under the laws of the Republic of Guinea, the Company capitalized US$3,808,593 during the year ended June 30, 2003 of its advance to Aredor.  As a result, a loss on dilution of investment in a subsidiary in the amount of US$672,105 was recognized in 2003, with corresponding increases in the non-controlling interest.

11.

SHARE CAPITAL

(a)

Authorized

100,000,000 common shares with no par value

(b)

Issued and outstanding

	Number of
	common
	shares	Amount

Issued and outstanding at June 30, 2002 and 2003	17,290,984	$17,911,673
Issued on private placement (Note 10 (c))	6,080,000	2,354,300
Exercise of employee stock options	5,000	2,000
Issued and outstanding at June 30, 2004	23,375,984	$20,267,973

(c)

During the year ended June 30, 2004, the Company closed a private placement of 6,080,000 units at a price of $0.50 per unit for gross proceeds of $3,040,000.  Each unit consists of one common share and one share purchase warrant.  Each whole warrant entitles the holder to purchase one common share until November 28, 2005 at a price of $0.75 per share. Finder’s fees of 8% of the proceeds of the placement were paid in cash to ODL Securities Limited (“ODL”) of London, England plus 600,000 warrants to purchase 600,000 shares at a price of $0.63 per share until November 26, 2004.  The fair value of the warrants issued was $189,011.  Additional share issue costs of $253,489 were incurred.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL (Continued)

(d)

Share purchase options

At June 30, 2004, there were 1,067,000 options outstanding under the Company’s stock option plan.  Under the Toronto Venture Exchange (“TSX-V”) policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company.  The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the TSX-V immediately preceding the grant of the option less a sliding scale discount permitted by the TSX-V.  The Board of Directors determines the vesting period at the date of grant, which is not to exceed five years.

The following table summarizes stock option activity for each of the years in the two year period ended June 30, 2004:

		Weighted
		Average
	Number of	Price per
	Shares	Share

Balance, June 30, 2002	1,374,000	$0.80
Cancelled	(687,000)	0.83
Balance, June 30, 2003	687,000	0.78
Granted	610,000	0.70
Cancelled	(225,000)	0.82
Exercised	(5,000)	0.40
Balance, June 30, 2004	1,067,000	$0.73

As at June 30, 2004, the following stock options were outstanding and exercisable:

Number of Shares			Exercise
Outstanding	Exercisable	Expiry Date	Price

20,000	20,000	August 28, 2004	$1.00
35,000	35,000	February 7, 2005	1.15
55,000	55,000	March 17, 2005	1.70
25,000	25,000	June 20, 2005	1.60
50,000	50,000	February 8, 2006	1.30
322,000	322,000	April 24, 2007	0.40
560,000	255,000	November 18, 2008	0.70
1,067,000	762,000

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL (Continued)

(d)

Share purchase options (continued)

The fair value of each option granted in fiscal 2004 was $0.54 and was estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk-free interest rate	4.10%
Expected life of options	5 years
Expected volatility	76.20%
Dividend per share	0.00%

(e)

Share purchase warrants

A summary of the Company’s outstanding warrants at June 30, 2004 and 2003 and the changes for the years ending on those dates is presented below:

		Weighted
		Average
	Warrants	Exercise
	Outstanding	Price

Balance, June 30, 2002 and 2003	-	$-
Issued	6,680,000	0.73
Balance, June 30, 2004	6,680,000	$0.73

The following table summarizes the warrants outstanding at June 30, 2004:

Number of		Exercise
Warrants	Expiry date	Price

6,080,000	November 28, 2005	$0.75
600,000	November 26, 2004	0.63
6,680,000

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL (Continued)

(f)

Additional paid-in capital

	2004	2003

Balance, beginning of year	$484,330	$484,330
Stock-based compensation	163,447	-
Share purchase warrants issued on private
placement	189,011	-
Transfer from equity component of
convertible instruments	1,252,395	-
	$2,089,183	$484,330

12.

EQUITY COMPONENT OF CONVERTIBLE INSTRUMENTS

The components of the convertible instruments at June 30, 2004 and 2003 were as follows:

	2004	2003

Opening balance	$2,222,771	$1,630,395
Equity component of the Series 2003-A debentures	-	592,376
Transfer to additional paid-in capital on expiry of
conversion privilege	(1,252,395)	-
Closing balance	$970,376	$2,222,771

During the year ended June 30, 2004, the Company recognized $296,188 (2003: $296,188) of accretion expense within the statement of operations.

13.

DIRECT COST OF PRODUCTION OF DIAMOND SALES

	2004	2003	2002

Opening inventory	$3,930,243	$5,023,339	$5,137,063
Guinean mining tax (10% of
rough diamond sales)	743,459	765,817	1,288,214
Fuel, labour, parts and supplies and other	10,713,601	10,681,905	10,826,962
Reclamation	62,484	440,788	109,242
Foreign exchange loss	239,793	217,031	140,130
Less: closing inventory	(3,630,058)	(3,930,243)	(5,023,339)
	$12,059,522	$13,198,637	$12,478,272

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

14.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2004	2003	2002

Audit and legal	$367,805	$298,585	$247,154
Management fees	406,256	433,273	457,396
Investor relations	161,124	455,846	279,915
Consulting fees	317,033	193,319	226,790
Rent	157,950	205,424	173,722
Communications	187,533	159,122	179,744
Travel	383,947	199,362	285,965
Salaries and wages	789,795	1,078,598	1,056,511
Diamond sales commissions
and export taxes	373,808	166,757	409,263
Office and other	42,489	349,770	232,936
Cost recoveries	(127,470)	(122,289)	(109,964)
	$3,060,270	$3,417,767	$3,439,432

15.

CASH FLOW INFORMATION

(a)

Net change in non-cash operating working capital items

	2004	2003	2002

Accounts receivable	$168,821	$(212,080)	$(153,701)
Inventory	300,185	1,093,096	113,724
Prepaid expenses	50,132	(49,865)	(27,200)
Other current assets	1,442	41,041	4,000
Accounts payable	445,809	354,482	(554,060)
Accrued liabilities	767,537	1,300,120	93,944
	$1,733,926	$2,526,794	$(523,293)

(b)

Supplementary information regarding other non-cash transactions

	2004	2003	2002
Issuance of warrants on issuance
of common shares	$189,011	$-	$-

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

15.

CASH FLOW INFORMATION (Continued)

(c)

Other supplementary cash flow information

	2004	2003	2002

Interest paid	$247,602	$98,540	$93,138
Income taxes paid	$46,854	$12,110	$ -

16.

COMMITMENTS AND CONTINGENCIES

(a)

The Company is committed, under the terms of a rental agreement for office premises requiring a minimum of six months’ notice to terminate, to future rental payments aggregating $64,068.

(b)

The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000.  Employment agreements also provide for payments of up to eighteen months’ salary on the termination, in certain circumstances, of certain senior officers’ employment.

(c)

A draft bill was released in 2003 with respect to mineral rights in South Africa.  There is currently no indication when this bill will finally be approved in Parliament and its full implications are uncertain.  The draft bill specifies that diamond-mining operations will be subject to an annual royalty that will be calculated at 8% of the mining entity’s annual turnover.

(d)

The Company is defending two claims with respect to its operations in South Africa.  The total amount of the claims is approximately $150,000.  Management believes there is no merit to these claims and no provision for this amount has been made in the financial statements.

(e)

The Company is obligated under the terms of the Aredor concession agreement to pay US$40,000 per month for rental of equipment and other assets situated on the concession during the tenancy of the concession.  At June 30, 2004, the Company had withheld 40 months’ rent (US$1,600,000, which is included in account payable) pending resolution of the terms of a subsequent agreement with the Guinea Ministry of Mines which management believes will offset this liability.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

17.

RELATED PARTY TRANSACTIONS

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

(a)

management fees of $406,256 (2003: $433,273;  2002: $457,396) paid during the year ended June 30, 2004 to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.  Management fees are agreed to between the parties and approved by the Board of Directors;

(b)

compensation not included in management fees, paid to directors and officers of the Company during the year ended June 30, 2004 in the amount of $161,700 (2003: $450,449;  2002: $404,700);

(c)

accounts receivable of $797 (2003: $3,044;  2002: $44,084) due from a company with a common director; and

(d)

bridge loans in the amount of $2,913,396 (2003: $310,000;  2002: $407,160) borrowed from and repaid to companies with a common director.

18.

SEGMENTED INFORMATION

The Company operates in one industry segment, that being the acquisition, exploration, development and operation of diamond properties.

The Company currently operates in four geographic areas.  The Company’s revenues are derived from its operations as follows:
	2004	2003	2002

Republic of Guinea	$7,222,233	$7,352,211	$12,882,113
South Africa	1,987,630	4,290,984	1,466,558
Canada	2,585	1,049	16,484
	$9,212,448	$11,644,244	$14,365,155

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

18.

SEGMENTED INFORMATION (Continued)

The location of the Company’s capital assets (mineral properties, property, plant and equipment) is as follows:

	2004	2003	2002

Republic of Guinea	$16,788,919	$15,677,712	$17,178,559
South Africa	2,359,534	2,821,577	3,303,741
Canada	55,149	63,442	86,398
Botswana	36,745	36,745	36,745
	$19,240,347	$18,599,476	$20,605,443

19.

FINANCIAL INSTRUMENTS

(a)

Fair value

The fair value of the Company’s cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and obligations under capital lease were estimated to approximate their carrying values.  Due to the non-arm’s length nature of the transactions, the fair value of the loans payable is not determinable.

(b)

Financial risk

Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

(c)

Credit risk

Other than valued-added tax refunds discussed in Note 16 (c), credit risk concentration with respect to accounts receivable is limited as no terms of credit are extended for the Company’s diamond sales.

20.

SUBSEQUENT EVENTS

Subsequent to June 30, 2004:

(a)

the Company borrowed $2,847,112 from companies with a common director with the Company.  The loans are due on demand, unsecured, and bear interest at rates varying from 4.5% to 8%; and

(b)

in accordance with Article 26 of the Aredor Mining Agreement dated March 28, 1996, the Company applied for and received confirmation from the Minister of Mines and Geology, Government of Guinea, of a 15-year extension of the Agreement from March 27, 2006 to March 27, 2021.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

Balance Sheets

	June 30, 2004			June 30, 2003
	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Assets
Current assets	$4,482,506	$ -	$4,482,506	$5,128,389	$ -	$5,128,389
Mineral property (a)(b)	10,950,058	(5,695,966)	5,254,093	12,172,325	(5,758,007)	6,414,318
Property, plant and equipment (b) (f)	8,290,289	1,436,307	9,726,596	6,427,151	(846,564)	5,580,587
Total assets	$23,722,853	$(4,259,659)	$19,463,195	$23,727,865	$(6,604,571)	$17,123,294

Liabilities
Current liabilities	$11,407,868	$ -	$11,407,868	$4,817,457	$ -	$4,817,457
Convertible loans payable (c)	14,752,374	-	14,752,374	13,250,784	296,188	13,546,972
Obligation under capital lease (b)	317,336	-	317,336	-	-	-
Asset retirement obligation (f)	-	2,351,488	2,351,488
Future/deferred income tax	-	-	-	154,000	(69,000)	85,000
Total liabilities	26,477,578	2,351,488	28,829,066	18,222,241	227,188	18,449,429
Non-controlling interest (a)	-	-	-	874,665	(874,665)	-

Shareholders' Equity (Capital
Deficiency)
Issued shares (c) and (d)	20,267,973	414,791	20,682,764	17,911,673	414,791	18,326,464
Equity component of
convertible loan (c)	970,376	(970,376)	-	2,222,771	(2,222,771)	-
Additional paid in capital (c)	2,089,183	(932,929)	1,156,254	484,330	319,466	803,796
Other comprehensive income (b)	-	(216,404)	(216,404)	-	(730,332)	(730,332)
Deficit	(26,082,257)	(4,906,228)	(30,988,485)	(15,987,815)	(3,738,248)	(19,726,063)
Total (capital deficiency) equity	(2,754,725)	(6,611,146)	(9,365,871)	4,630,959	(5,957,094)	(1,326,135)
Total liabilities and shareholders'
equity (capital deficiency)	$23,722,853	$(4,259,658)	$19,463,195	$23,727,865	$(6,604,571)	$17,123,294

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Net earnings (loss)

	2004	2002	2002

Loss before income taxes under Canadian GAAP	$(11,076,107)	$(9,689,440)	$(5,139,607)
Additional amortization of
mineral property (a)	(188,014)	(445,662)	(265,121)
Loss on dilution of investment in subsidiary (a)	-	910,904	894,175
Foreign exchange (b)	239,793	217,031	127,660
Accretion of convertible
loans (c)	296,188	296,188	543,367
Amortization of property, plant and
equipment (f)	(377,148)	-	-
Accretion of asset retirement
obligation (f)	(177,528)	-	-
Reclamation costs incurred (f)	528,844	-	-
Loss before income taxes under U.S. GAAP	(10,753,972)	(8,710,979)	(3,839,526)
Income tax provision
Current	(47,000)	(12,000)	(4,000)
Deferred	85,000	1,973,000	930,000
	(10,715,972)	(6,749,979)	(2,913,526)
Cumulative effect of change in accounting policy (f)	(546,450)	-	-
Net loss under U.S.GAAP	$(11,262,422)	$(6,749,979)	$(2,913,526)

Basic and fully diluted loss per share	$(0.54)	$(0.39)	$(0.17)

Weighted average number of shares outstanding
under U.S. GAAP	20,946,052	17,290,984	17,290,984

The identified GAAP differences do not result in any required adjustments to reported cash flows.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a)

Commercial production and mineral property costs

Under Canadian GAAP, it was determined that effective October 31, 1997, the Company’s Aredor concession entered into its commercial production phase.  This determination was based on achieved diamond production from the alluvial diamondiferous deposit.  Prior to October 1, 1997, the Company deferred development costs of the alluvial deposit, net of proceeds from diamond sales.

Under U.S. GAAP, it has been determined that for accounting purposes the commercial production phase of operations cannot commence until a more comprehensive evaluation concludes upon the economic feasibility based upon unit cost per carat, quality, size, recoveries, and other factors.  Based on this determination the following adjustments are required to conform Company’s financial statements under U.S. GAAP.

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

(b)

Foreign currency translation

Under Canadian GAAP, Aredor and North American are determined to be integrated foreign subsidiaries which results in the use of the temporal method of translation whereby gains and losses on translation are reported in operations.  Under US GAAP assets and liabilities of subsidiaries not reporting in the parent Company’s functional currency are translated at rates of exchange prevailing at each balance sheet date.  Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations.  Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders’ equity as other comprehensive income.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

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

(d)

Accounting for stock-based compensation

For Canadian GAAP purposes, the Company adopted a new accounting standard as disclosed in Note 2 (h), which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  This new standard has been applied prospectively.  Previously, the Company accounted for stock-based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  For the periods ended June 30, 2003, and 2002 no compensation cost was recorded under this method.

Prior to the adoption of the above standard for Canadian GAAP purposes, Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (“SFAS 123“), required the use of the fair value method of accounting for stock options to non-employees.  Under this method, compensation cost was measured at the grant date based on the fair value of the options granted and was recognized over the vesting period.  During each year in the two-year period ended June 30, 2003, no options were issued to individuals other than employees and directors and therefore no consulting expense was recognized under U.S. GAAP.

SFAS 123 allowed the Company to continue to measure the compensation cost of options granted to employees in accordance with Accounting Principles Board Opinion No. 25.  SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (“SFAS 148“) amends SFAS 123 to provide alternative methods of transition for an entity that changes to the fair value based method of accounting for stock-based compensation.  In accordance with SFAS 148, the Company has adopted SFAS 123 prospectively in the year ending June 30, 2004.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Accounting for stock-based compensation (continued)

The following pro forma financial information presents the net loss and the loss per common share had the Company adopted the fair value provisions of SFAS 123 for all stock options issued to employees and directors for the years ending June 30, 2003, and 2002.

	2003	2002
Net loss for the period
US GAAP	$(6,749,979)	$(2,913,526)
Additional stock based compensation
costs	-	(37,847)
Pro forma net loss - U.S. GAAP	$(6,749,979)	$(2,951,373)
Pro forma basic and fully diluted loss per
share - U.S. GAAP	$(0.39)	$(0.17)

Using the fair value method for stock based compensation, additional costs of approximately $Nil and $37,847 would have been recorded for the years ended June 30, 2003 and 2002, respectively.  This amount is determined using an option pricing model assuming no payment dividends, a weighted average volatility of the Company’s share price of 70% for 2002 and a weighted average annual risk free interest rate of 3.92% for 2002.

(e)

Comprehensive income

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (“SFAS 130”), which establishes standards for reporting comprehensive income and its components in financial statements.  Comprehensive income or loss, as defined, includes all changes in equity (net assets) during a period from non-owner sources.

	2004	2003	2002

Net loss for the period - U.S. GAAP	$(11,262,422)	$(6,749,979)	$(2,913,526)
Other comprehensive item:
Cumulative translation adjustment	513,928	(1,089,445)	795,500
Comprehensive loss	$(10,748,494)	$(7,839,424)	$(2,118,026)
Basic and fully diluted loss per share	$(0.51)	$(0.45)	$(0.12)

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Asset retirement obligation

Under Canadian GAAP, the Company provides for estimated reclamation and site restoration costs, where reasonably determinable, on a straight-line basis over the estimated life of the related mine.  For U.S. GAAP purposes, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”) in July 2001, which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  The Company has adopted SFAS 143 for U.S. GAAP purposes in the year ending June 30, 2004.  The total undiscounted amount of estimated cash flows required to settle the obligations is $2,970,000, which has been discounted using a credit adjusted risk free rate of 8% and expected payment of obligations over the next seven years.  The impact of the adoption of this standard for U.S. GAAP purposes is  an increase in the carrying value of the property, plant and equipment by $1,779,000, and an increase in the asset retirement obligation by $2,351,500.  During the year ended June 30, 2004, for U.S. GAAP purposes, the Company recorded accretion expense of $177,500, and amortization of $377,100 with respect to the asset retirement obligation, and reversed $528,800 in reclamation costs which were expensed during the year for Canadian GAAP purposes.  The cumulative impact of this change in accounting policy was $546,450.

(g)

Accounting for derivative instruments and hedging activities

In June 1998 the Financial Accounting Standards Board (“FASB”) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), which standardizes the accounting for derivative instruments.  SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  FASB subsequently issued SFAS 137 which delayed the required effective date for adoption of SFAS 133 to fiscal years beginning after June 15, 2000.  The Company does not engage in hedging activities or invest in derivative instruments; therefore the adoption of SFAS 133 had no significant financial impact.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Newly released accounting standards

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.  FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary.  FIN 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity.  The adoption of FIN 46 did not materially impact the Company’s financial statements.

In April 2003, the FASB issued Statement No. 149 (“SFAS 149”), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  SFAS 149 is effective for contracts entered into or modified after June 30, 2003.  The adoption of SFAS 149 did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities an equity.  SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives.  SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.  The Company adopted the provisions of SFAS 150 on July 1, 2003.  The adoption of SFAS 150 did not have a material impact on its results of operations or financial position.

During 2004, the Emerging Issues Task Force (“EITF”) formed a committee (the “Committee”) to evaluate certain mining industry accounting issues, including issues arising form the application of SFAS No. 141, Business Combinations (“SFAS 141”) to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2004 and 2003

(Expressed in Canadian Dollars)

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Newly released accounting standards (continued)

In March 2004, the EITF reached a consensus, based upon the Committee’s deliberations and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets.  On April 30, 2004, the FASB issued an FASB Staff Position (“FSP”) amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance.  The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted.  The Company does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operation.

During 2004, deliberations began on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry.  In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits.  The costs of removing overburden and waste materials are often referred to as “stripping costs”.  During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing and constructing the mine.  Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method.  A mining company may continue to remove overburden and waster materials, and therefore incur stripping costs, during the production phase of the mine.  Questions have been raised about the appropriate accounting for striping costs incurred during the production phase, and diversity in practice exists.  In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under U.S. GAAP.  The EITF is in the process of deliberating these questions and upon completion of their deliberations, they will issue EITF 04-6, which will represent an authoritative U.S. GAAP pronouncement for stripping costs.  EITF 04-6 is expected to be approved and issued in fourth quarter 2004, following which the Company will evaluate the impact, if any, the adoption of EITF 04-6 will have on the Company’s financial position or results of operation.

During 2004, EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, was issued and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.  The Company does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operation.

.

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

Dated this 17th day of January, 2005.

Signed “Lutfur Rahman Khan”

Lutfur Rahman Khan

Chairman and Chief Executive Officer

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

Dated this 17th day of January, 2005.

Signed “Omair Choudhry”

Omair Choudhry

Chief Financial Officer

EXHIBIT D

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies that, to his knowledge, (i) the Form 20-F filed by Trivalence Mining Corporation (the "Issuer") for the year ended June 30, 2004, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange act of 1934, and (ii) the information contained in that report fairly present, in all material respects, the financial condition and results of operations of the Issuer on the dates and for the periods presented therein.

TRIVALENCE MINING CORPORATION

January 17, 2005

Signed “Lutfur Rahman Khan”

Lutfur Rahman Khan

Chief Executive Officer

.

EXHIBIT E

CERTIFICATION BY THE CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies that, to his knowledge, (i) the Form 20-F filed by Trivalence Mining Corporation (the "Issuer") for the year ended June 30, 2004, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange act of 1934, and (ii) the information contained in that report fairly present, in all material respects, the financial condition and results of operations of the Issuer on the dates and for the periods presented therein.

 TRIVALENCE MINING CORPORATION

January 17, 2005

Signed “Omair Choudhry”

Omair Choudhry

Chief Financial Officer